Annual Report 2006

Mediaset Group

MEDIASET

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milano

Share capital EUR 614,238,333.28 i.v.

Registered as a company in Milan: 09032310154

www.mediaset.it

MEDIASET GROUP

Annual General Meeting 2007

Management report, consolidated balance sheet
and income statement
for the year to 31 December 2006

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	CRIPPA	NOME / FIRST NAME	MAURO
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	MEDIASET		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	CRIPPA	NOME / FIRST NAME	MAURO

RECEIVED
2007 MAY -7 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
19/04/2007	V	IT0001063210	MEDIASET	AZO	840	8.4	7,056	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							7,056		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													7,056		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

GRUPPO MEDIASET

Press Release

Ordinary and Extraordinary General Meeting 19 April 2007

SHAREHOLDERS' MEETING UNANIMOUSLY APPROVES 2006 RESULTS

DIVIDEND OF €0.43 PER SHARE THE SAME AS FOR THE PREVIOUS YEAR

The annual General Meeting of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has unanimously approved, with the substantial presence of representatives of institutional funds, the consolidated annual report of the Mediaset Group for the year ended 31 December 2006, along with the management report as approved by the Board of Directors on 13 March 2007.

In 2006 the Mediaset Group recorded consolidated net revenues of €3,747.6 million €3,678.0 million in 2005), an operating profit (EBIT) of €1,036.6 million (€1,244.1 million in 2005) and a net profit of €505.5 million (€603.4 million in 2005).

The parent company Mediaset S.p.A. – whose accounts, as per legislative decree n. 38 of 28 February 2005, were prepared for the first time according to IAS/IFRS accounting standards - closed 2006 with a net profit of €522.4 million (compared with € 595.1 million in 2005 – this last figure having been reclassified as per the new accounting standards in order to render the figure comparable with that of 2006).

The Annual General Meeting consequently resolved to distribute to the shareholders a dividend of €0.43 per share, (the same figure as for the previous year). The dividend will be payable from 24 May 2007, with coupons detachment on 21 May 2006 (Coupon N°. 11).

SHARE BUY BACKS AND UTILISATION

The Shareholders resolved to renew authorisation to the Board of Directors to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

a. the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2003-2005 and 2006-2008;
b. to conduct operations for trading, coverage or arbitrage purposes,
c. conduct investment operations in liquidity.

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

The Shareholders have therefore attributed to the Board of Directors of the power to buy, also through options trading or financial instruments, also derivatives, on Mediaset stock, up to a maximum of 118,122,756 and, consequently, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2007, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves deriving from the last approved balance sheet.

Buy back operations will follow the following procedure:

i) buy backs destined to facilitate the Stock Option Plans for 2003/2005 and 2006/2008, must be made on the listing Stock Exchange (as per Art. 144-bis points b) and c) of the Regulations for Issuers, at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company.

ii) any other eventual buy backs must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than 20% and not less than 20% of the reference price of the stock on the day before any such operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company.

The Shareholders also authorised the Board of Directors, as per current legislation and any applicable regulations issued by Borsa Italiana and in line with EU norms, to:

a) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the conditions of each of the Stock Option Plans for 2003/2005 and 2006/2008. The present authorisation applies to the period of validity established by the stock option plans;

b) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:
   i) in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;

   ii) by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

The authorisation as at b) above is agreed for a period of not more than 18 months from the date of the resolution.

Cologno Monzese, 19 April 2007

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET IS NOT INVOLVED IN ANY OPERATIONS PERTAINING TO OLIMPIA-TELECOM ITALIA

Following continuous press speculation, Mediaset has announced that it is not involved in negotiations connected with the eventual sale of stakes in Olimpia SpA.
Neither are there any negotiations underway, either directly or indirectly, for the acquisition of shares in Telecom Italia SpA.

Cologno Monzese, 18 April 2007

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154

FINANCIAL STATEMENTS AT DECEMBER 31, 2006 AND CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2006

The General Shareholders' Meeting of April 19, 2007 approved the financial statements at December 31, 2006. You are therefore advised that in compliance with the provisions of Consob resolution 11971, May 14, 1999, as amended, the financial statements at December 31, 2006, complete with the documentation required by said provisions, as well as the consolidated financial statements at December 31, 2006, were filed at the company's registered office and Borsa Italiana S.p.A. and are available to the general public upon request, in addition to being published on the corporate website www.mediaset.it.
The minutes of the aforementioned general meeting will be available for consultation by the public at the headquarters of Borsa Italiana S.p.A. from May 3, 2007.

PAYMENT OF DIVIDEND FOR FISCAL 2006

Shareholders are advised that, pursuant to the resolution of the General Meeting on April 19, 2007, from next May 24, 2007, the dividend for fiscal 2006 will be paid in the amount of EUR 0.43 per share (coupon no. 11), less withholdings pursuant to the law. From May 21, 2007 the shares will be traded ex dividend.

MEDIASET

Mediaset S.p.A.
Registered office: Milano, Via Paleocapa n. 3
Share capital: EUR 614,238,333.28 fully paid in.
Tax - VAT - Milan Company Register no. 09032310154
e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

GENERAL SHAREHOLDERS' MEETING

We advise Shareholders that sufficient shares in attendance for a quorum at first call cannot be guaranteed, and that the general meeting will therefore be held at second call on **April 19, 2007, at 10 am**, in Cologno Monzese, via Cinelandia 5.

The Chairman: Fedele Confalonieri

The Shareholders of Mediaset S.p.A. (ticker MS) holding ordinary shares (ISIN IT0001063210 – Sedol 5077946) as well as any holders of ADRs (CUSIP 584469407) are hereby invited to attend the Annual General Meeting to be held in Cologno Monzese (MI), Via Cinelandia n. 5, on Wednesday 18 April 2007, at 10.00 a.m., on first calling, or, if necessary, on Thursday 19 April 2007, at the same time and place, on second calling, to pass resolution on the following:

AGENDA

A. Annual Report for the year to 31 December 2006

1. Financial statements as of 31 December 2006, Report of the Board of Directors and the Report of the Board of Statutory Auditors; related resolutions

2. Approval for the distribution of profit for the period; related resolutions.

B. Presentation of the Consolidated Annual Report for the year to 31 December 2006; Report of the Board of Directors and the Report of the Board of Statutory Auditors

C. Authorisation to the Board of Directors to effect a buy back and to utilise company shares

3. Authorisation to the Board of Directors to effect a buy back and to utilise company shares, also to sustain the company's stock option plans; related resolutions.

The Shareholders' Meeting may be attended by shareholders who have delivered to the Company appropriate certification from authorised intermediaries as per Art. 2370, para. 2 of the Civil Code at least two days prior to the meeting.

Shareholders will be asked to vote only on the proposals indicated by **number** in this Agenda. All proposals will be subject to the approval of the company's ordinary shareholders and holders of ADRs representing the company's ordinary shares.

The Board requests that shareholders express their approval of all of the proposals on this Agenda.

Shareholders can gain access, through the company's web site (www.mediaset.it), the company's headquarters, as well as the web site of Borsa Italiana S.p.A. (www.borsaitaliana.it), to all of the documentation illustrating the proposals included in this Agenda. Shareholders also have the right to obtain copies of such documentation.

In particular Shareholders will have access to:

- the Consolidated Annual Report for the year to 31 December 2006 and the Report of the Board of Directors, available from 23 March 2007;
- the Report of the Board of Statutory Auditors, available from 2 April 2007;
- the Report of the external auditors on the audit of the company's consolidated accounts for the year to 31 December 2006, available from 2 April 2007;

- the presentation of the Board of Directors to the Annual General Meeting, illustrating the proposals contained in the Agenda, available from 23 March 2007;
- the annual report of the Board of Directors "Corporate Governance 2006";

Shareholders are reminded that, as per Art. 2372 of the Italian Civil Code, they may be represented at the annual General Meeting for the exercise of their right to vote; individuals nominated to represent shareholders may not represent more than 200 single shareholders.

In order to facilitate the accreditation of representatives, holders of proxies are requested to submit documentary proof of proxies held to the company's Corporate Affairs Department; such documentation must in any case be presented at registration on the day of the AGM.

Mediaset's Corporate Affairs Department is available to help with any queries and can be contacted: tel. +39 02 25149588; fax +39 02 25149590 and e- mail: direzione.affarisocietari@mediaset.it.

Shareholders are requested to arrive in good time for the meeting, in order to facilitate registration. Accreditation procedures will begin one hour prior to the time fixed for the start of the meeting.

The Chairman

Fedele Confalonieri

Mediaset Group – 2006 Consolidated Financial Statements

Mediaset S.p.A. – 2006 Financial Statements

MEDIASET GROUP

Annual Report 2006

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy chairman	Pier Silvio Berlusconi
	Chief executive	Giuliano Adreani
	Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee		Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee	**Chairman**	Luigi Fausti Alfredo Messina Carlo Secchi
Remuneration Committee	**Chairman**	Bruno Ermolli Paolo Andrea Colombo Attilio Ventura
Governance Committee	**Chairman**	Attilio Ventura Paolo Andrea Colombo Luigi Fausti
Statutory Auditors	**Chairman**	Achille Frattini
	Standing statutory auditors	Francesco Antonio Giampaolo Riccardo Perotta
	Substitute statutory auditors	Giancarlo Povoleri Francesco Vittadini
External auditors	Deloitte & Touche S.p.A.	


MEDIASET S.p.A.
100 %
PUBLITALIA '80 SpA
Promoservice Italia Srl
100%
Publieurope Ltd
100%
Radio e Reti Srl
10%
Grattacielo Srl
10%
99,95%
International Media Service Ltd
100%
MEDIASET Ireland Ltd in liq.
100%
Mediaset Investimenti SpA
100%
Mediaset Investment Sarl
100%
Emmo Invest SARL
5%
Convergenza S.c.p.a.
11,76%
Euromedia Luxembourg Two SA in liq.
27,42%
Euromedia Venture Belgique SA in liq.
2,28%
KirchMedia GmbH & Co. soggetta a procedura concorsuale
R.T.I. SpA
100 %
20,22%
AUDITEL Srl
6,45%
100%
Elettronica Industriale SpA
24,50%
Beigua Srl
100%
Media Shopping SpA
98,75%
VIDEOTIME SpA
30%
Titanus Elios SpA
51%
BOING SpA
50%
Mediavivere Srl
50%
PressTV SpA
50%
Fascino - Produzione Gestione Teatro Srl
9,94%
CLASS CNBC SpA
50,10%
Gestevision Telecinco SA
100%
Publiespana SAU
Advanced Media SAU
100%
Publimedia Gestion SAU
100%
Publieci Television SA
50%
100%
Grupo Editorial Tele 5 SAU
100%
Estudios Picasso Fabrica de Ficcion SAU
100%
Atlas Espana SAU
40%
Canal Factoria de Ficcion SA
50%
Premiere Megaplex SA
50%
Europortal JUMPY Espana SA
60%
Cinematext Media SA
100%
Cinematext Media Italia Srl
15%
Alba Adriatica Srl
15%
Kulteperalia SL
25%
Super Nueve Television SA
10%
Corporacion de Medios Radiofonicos Digitales SA
Atlas Media SAU
100%
Atlas Pais Vasco SAU
100%
Mi Cartera Media SAU
100%
RED de Television Digital Madrid SAU
100%
RED de Television Digital Valencia SA
50%
Aprok Imagen SL
40%
Hormigas Blancas Producciones SL
30%
Producciones Mandarina SL
30%

MEDIASET GROUP: HIGHLIGHTS

Main Income Statement Data

(mio €)

	2001	2002	2003 (1)	2004 (2)	2005	2006
Total net Revenues	2,351.1	2,316.1	3,070.0	3,421.6	3,678.0	3,747.6
Italy	2,351.1	2,316.1	2,424.9	2,629.4	2,748.1	2,751.5
Spain	-	-	646.0	793.4	931.1	997.6
Operating Profit (3)	587.2	558.5	820.8	1,090.5	1,201.0	1,035.3
Italy	587.2	558.5	650.1	795.7	787.8	595.7
Spain	-	-	170.7	294.9	413.3	439.6
Group Operating Profit (EBIT) (3)	587.2	558.5	777.6	1,090.5	1,244.1	1,036.6
Profit before Tax and Minority Interest	418.1	497.1	675.1	1,046.1	1,202.2	1,019.6
Group Net Profit	248.4	362.0	369.7	549.6	603.4	505.5

Main Balance Sheet and Financial data

(mio €)

	2001	2002	2003 (1)	2004 (2)	2005	2006
Net Invested Capital (3)	2,602.4	2,639.5	3,031.8	3,034.4	3,237.0	3,501.7
Total Net Shareholders' Equity	2,354.6	2,468.7	2,832.5	3,096.4	2,879.0	2,933.3
Net Group Shereholders' Equity	2,353.0	2,467.2	2,591.6	2,865.3	2,593.9	2,634.1
Minorities Shereholders' Equity	1.6	1.5	240.9	231.1	285.1	299.2
Net Financial Position (3)	(247.8)	(170.8)	(199.3)	62.0	(358.0)	(568.3)
Operating Cash Flow (3)	1,162.3	1,213.4	1,537.6	1,601.0	1,606.8	1,588.4
Investments	1,279.1	849.3	835.1	1,115.9	1,145.7	1,466.5
Dividens paid by the Parent Company	283.2	247.8	247.4	271.3	448.8	489.3
Dividends paid by Subsidiares	-	-	16.9	120.0	86.0	144.1

Personnel

	2001	2002	2003 (1)	2004 (2)	2005	2006
Mediaset Group Personnel (headcount)	4,396	4,393	5,600	5,662	5,844	5,839
Italy	4,396	4,393	4,395	4,459	4,671	4,660
Spain	-	-	1,205	1,203	1,173	1,179
Mediaset Group Personnel (averaged)	4,384	4,399	5,587	5,638	5,798	5,849
Italy	4,384	4,399	4,396	4,415	4,613	4,665
Spain	-	-	1,191	1,223	1,185	1,184

Main Indicators

	2001	2002	2003 (1)	2004 (2)	2005	2006
EBITDA/Net Revenues	25.0%	24.1%	26.7%	31.8%	32.7%	27.6%
Italy	25.0%	24.1%	26.8%	30.1%	28.7%	21.7%
Spain	-	-	26.5%	37.2%	44.4%	44.1%
EBIT/ Net Revenues	25.0%	24.1%	25.3%	31.8%	33.8%	27.7%
Pre-Tax and Minority Interest/Net Revenues	17.8%	21.5%	22.0%	30.5%	32.7%	27.2%
Net Profit/Net Revenues	10.6%	15.6%	12.0%	16.0%	16.4%	13.5%
ROI (Return on Net Invested Capital (4)	24.1%	21.3%	27.4%	36.0%	39.7%	30.8%
ROE (Return on Equity) (5)	10.5%	15.0%	14.6%	20.1%	22.1%	19.3%
N. of Shares as at 31/12/06 (6)	1,181,227,564	1,181,227,564	1,181,227,564	1,181,227,564	1,138,297,564	1,138,297,564
Consolidated Net Profit per Share (Euro)	0.21	0.31	0.31	0.47	0.53	0.44
Dividend per Share (Euro)	0.21	0.21	0.23	0.41	0.43	0.43 (7)

(1) since 2003 figures include the effects of the total consolidation of the Telecinco Group
(2) reclassified following the adoption of IAS/IFRS
(3) scales referring to intermediate and aggregate figures for assets and financials, the criteria for which are contained in the Management Report, as per CONSOB directive 6064293 of 28 July 2006 and the recommendations of CESR of 3 November 2005 concerning non-GAAP measures
(4) Group operating profit (EBIT) / average net capital employed
(5) Group net profit / Group average net assets
(6) figures for 2005 and 2006 net of 42,930,000 shares for Share Buyback Plan al
(7) proposal of the Board of Directors to the AGM



Net Revenues
million Euro
2,351.1
2,316.1
3,070.0
3,421.6
3,678.0
3,747.6
2001
2002
2003
2004
2005
2006



Operating Profit
million Euro
1,090.5
1,244.1
1,036.6
777.6
25.0%
24.1%
25.3%
33.8%
27.7%
2001
2002
2003
2004
2005
2006
Operating Profit
% Operating Profit/Net Revenues



Net Profit
million Euro
248.4
362.0
369.7
549.6
603.4
505.5
10.6%
15.6%
12.0%
16.4%
13.5%
2001
2002
2003
2004
2005
2006
Net Profit
% Net Profit/Net Revenues



Dividends and Pay*
million Euro
247.8
247.4
271.3
448.8
489.3
489.5
67.0%
68.3%
73.4%
81.7%
81.1%
96.8%
2001
2002
2003
2004
2005
2006
Dividends distributed by Mediaset spa
Pay out

(*) 2006 dividends are calculated net of the shares held as a result of the Share Buyback Plan

THE GROUP AND ITS RESULTS IN 2006

In 2006 Mediaset celebrated an important anniversary: ten years ago, on 15 July 1996, Mediaset made it stock exchange debut.

Ten years on the market is a good opportunity to summarise with a few numbers the efforts that we have made on behalf of our shareholders and the country.

When it was first listed, the Mediaset share price was valued at around EUR 3.50. Today, the value is firmly established at more than twice that.

Between 1996 and 2006 we have distributed around EUR 3,200 million in dividends to our shareholders.

The average return of Mediaset's shares, from the listing to today – including dividends – has been more than 15% per year, four times that of government bonds.

Taxes paid in the ten-year period amounted to EUR 2.4 billion.

Year after year - from 1996 to 2005 – our record year, we have produced an extraordinary progression of results that have made us one of Europe's leading companies.

Today Mediaset is the only company in the media sector that has two specific characteristics: it is in robust health, and is Italian.

In an Italy of communications, which is Chinese, Egyptian, English, perhaps Spanish and Swiss and – let's not forget – Australian, Mediaset is a resource for the country.

This can also be seen by our most recent results.

Consolidated net revenues came to EUR 3,747.6 million, an increase of 1.9% on the EUR 3,678.0 million of 2005.

The Groups **EBIT** amounted to EUR 1,036.6 million, a fall on the previous year due to the absence of extraordinary income, of EUR 43.1 million, from the sale of a 1.9% stake in Telecinco in 2005.

Operating profitability went from a record level of 33.8% to 27.7%, which is in any case the best consolidated result of any continental broadcaster.

Net profit came to EUR 505.5 million.

Despite the a fall in the Group's profits, the Board of Directors of Mediaset agreed to propose to the Annual General Meeting a dividend of EUR 0.43 per share, in line with that of the previous year.

This corresponds to around 100% of the consolidated net profit, the highest pay out ratio in our history.

On the financial side, cash generation in 2006 was higher than the previous year, net of extraordinary items related to strategic investments in the acquisition of digital transmission networks and the acquisition of options for the encrypted rights for the 2009/2010 football season.

The Group's net financial position went from –EUR 358.0 million in 2005 to –EUR 568.3 million in 2006.

Finally, there were once again excellent results from our Spanish subsidiary, Telecinco. Total advertising revenues by Publiespana reached a record high of EUR 922.8 million, an increase of 6.0% on the previous year.

So, more than satisfactory results.

But we don't want to sit back and contemplate our positive results in a year, 2006, characterised by big ticket sports events for which we did not have the TV rights: the Winter Olympics held in Turin and the World Cup football championship, played in Europe and won by our national team in a crescendo of TV viewing enthusiasm.

We are very aware that competition is tough, and that we are moving towards ever an greater fragmentation of the audience, with young people growing up as habitual users of a range of multimedia and multiplatform options that is already broken up television resources into three compartments: us, the state broadcaster and Italy's monopolist satellite broadcaster.

It is not a question of being misty-eyed about a world that is changing. But facing up to the fact that the media world really is changing, and fast.

Given the speed of change, no-one can be sure how things will evolve and what our sector will look like in a few years' time.

We can only look forward and imagine – somewhat gloomily – of a world without print media; no "New York Times" on paper, or a television consisting entirely of do-it-yourself reporters on "You tube"...

This is why, also from a regulatory point of view, the time for rigid, implacable limits is over. A fast-flowing river doesn't freeze.

The weakening of national champions, such as Mediaset or Rai, would leave the country without a strong Italian presence in a sector, the media, which is of an intrinsically high economic and cultural value.

Mediaset is today of sufficient size to face the costs and challenges of investments that are driving technological innovation in the country. Just think of the push we have given in the digital terrestrial field, both in economic terms and in know-how. The pre-paid cards for DTT and DVB-H are, for the time being, unique in the world.

Moreover, with the success of Telecinco in Spain, we have exported the excellence of our Italian management outside our borders. And we have been a determining supporter of the Italian audiovisual industry, with hundreds of millions of euros of investments in TV drama and the film industry.

But, as I said, regulations permitting, we will not stop here. We have identified four possible directions for development between now and 2012, the year of the definitive switch-off of the analogue signal and the switch-over to digital across most of Europe.

Our future growth will depend on our ability to seize the opportunities that will emerge from geographic expansion, technological development, the reinforcement of original content and control of access to new distribution platforms.

But we will only engage in these areas where there are real opportunities, effective synergies and the certainty of being able to defend our profitability. We are not interested in an expansion policy, just for the sake of it. The vice of putting little flags on the map has, in recent years, above all in the media world, mostly resulted in the destruction of value.

In this you can discern a method and management style that has characterised Mediaset since its foundation.

And this is also a guarantee, to the market, of a company that doesn't make false moves, but when does move, it does so with a clear eye on what it wants to achieve.

Chairman of the Board of Directors

Factors affecting the share price in 2006

Everywhere the **digital revolution** is changing the competitive dynamics of the media and telecommunications sector. The evolution in these areas is modifying, and in the coming years will continue to modify, the way in which multimedia content is accessed and consumed.

In this context, on the commercial television front, all market analysts agree that convergence of distribution platforms has created development opportunities (multi-channel and pay-TV options), but has also introduced potential threats, such as audience fragmentation (a phenomenon already clearly discernable in the United States) and an increase in the overall number of available platforms for access to television content (mobile telephones, the internet, etc.).

During 2006 this very dynamic scenario was accompanied by a contingent **weakness in the advertising market** characterised by a high level of volatility, both in Italy and across Europe.

Looking specifically at Mediaset, a number of additional factors had an impact on the share price, particularly in the first half of the year:

- the Italian economy was characterised by a **moderate increase in industrial output and by a still not decisive recovery in a consumer spending** with evident negative impact on advertising expenditure, especially in the FMCG sector.
- a marked **slowdown in advertising expenditure**, in particular in the first half of the year due to a number of extraordinary events: a general election, the Winter Olympics and the World Cup football championship broadcast in June by Rai and Sky.
- possible changes in the legislative scenario and regulatory framework for the media in Italy and the potential implications of a new law for Mediaset

Share price performance

2006 saw a continuation of the generalised **derating** applied by the financial market on the implicit evaluations of media stocks that has been evident now for around two years.

For all of the reasons indicated, the entire media sector in Europe underperformed in 2006, with respect to the main European share indexes.

In this context, Mediaset's performance was essentially in line with the average of other European broadcasters (with the exception of those in France, M6 +15.39% and Tf1 +19.97%, characterised by a positive macro-economic scenario in view of regulatory changes in the TV advertising market, foreseen from 1 January 2007, and Prosieben stock (+50,34%) which was affected by the acquisition interests of other broadcasters and private equity funds).

In absolute terms, during 2006, the Mediaset share price remained generally **above the level at the beginning of the 2006** (EUR 8.9) ending the year at the same level of EUR 8.9. Mediaset's average share price over the whole of 2006 was EUR 9.21, hitting a minimum of EUR 8.45 on 22 September and a maximum of EUR 10.36 on 21 April.

It should, however, be noted that since the company's listing (July 1996) Mediaset's share price has consistently outperformed the main indexes for the sector and **more than double its value** (+154%).

Mediaset share price	2006	2005	2004	2003	2002
Maximum Price (euro)	10.3	11.1	10.0	9.9	10.4
	21th April	*31st March*	*26th January*	*2nd December*	*19th March*
Minimum Price (euro)	8.5	8.8	8.2	6.2	5.5
	22nd September	*27th October*	*12th August*	*10th February*	*9th October*
Opening Price 1/1 (euro)	8.9	9.3	9.6	7.2	8.1
Closing Price 31/12 (euro)	8.9	8.9	9.3	9.4	7.3
Averaged Volume (ml.)	7.1	8.6	5.4	5.7	5.2
Maximum Volume (ml.)	34.8	45.3	26.2	36.2	17.7
	10th May	*13rd April*	*18th June*	*20th June*	*11th October*
Minimum Volume (ml.)	0.8	1.6	0.9	1.5	1.1
	2nd January	*8th August*	*31st December*	*12th August*	*27th May*
Number of ordinary Shares (ml.)	1,138.3	1,138.3	1,181.2	1,181.2	1,181.2
Capitalisation 31/12 (ml/euro)	10,130.9	10,130.9	10,985.4	11,103.5	8,623.0

Mediaset stock compared with main indices
(from the listing in 1996 to 2006)


MS IM Equity - Ultimo prz 234.1689
SXME Index - Ultimo prz 115.6428
CCMP Index - Ultimo prz 189.7734
MIB30 Index - Ultimo prz 229.4332
700
600
500
400
300
200
100
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Mediaset
DJ Stoxx Media Index
MIB30 Index
Nasdaq Index

Trading volumes

In 2006, the Mediaset share price recorded average daily trading volumes of 7.1 million shares, with a corresponding value of more than EUR 65.4 million. In total, the number of Mediaset shares traded during the year on Italian Stock Exchange came to more than 1.8 billion. The

busiest trading day was 10 May 2006 with around 34.8 million shares being traded, while the minimum was recorded on 2 January 2006 with around 0.8 million changing hands.

A breakdown of the share capital as of 31/12/2006

On 31 December 2006, the principal shareholder of Mediaset was the market, with around 60.8% of the share capital. Fininvest remained the controlling shareholder with a 35.5% stake. Mediaset's treasury stock amounted to 3.7% of the share capital.

In geographical terms, Mediaset's float (60.8%) was well distributed in the different markets: around 21.5% was held by Italian investors, while around 39.3% was in the hands of international investors.

Of these, the countries with the greatest concentration of Mediaset shares was the USA and the UK, with around 12.1% and 16.1% respectively of the total float, followed by France and Germany, with around 2.6% and 5.6% respectively. The remaining 2.9% is mainly held in Japan, Asia and the rest of Europe.

Mediaset Shareholding

Mediaset Shareholders


RETAIL
14.84%
FININVEST
35.54%
OWN SHARES
3.67%
INSTITUTIONAL
INVESTORS
45.95%

Floating (60.79%)

Geografical Breakdown


OTHER
2.93%
UK
16.15%
ITALY RETAIL
14.84%
60,79%
GERMANY/AUSTRIA
5.62%
FRANCE
2.58%
ITALY
6.63%
USA and Canada
12.04%

The Mediaset Group's story began almost thirty years ago, in 1978, with Telemilano (which became Canale 5), a local Milan-based broadcaster that became national in 1980. Canale 5 was subsequently joined by Italia 1 (bought from the publishing group Rusconi in 1982) and Retequattro (acquired from Arnoldo Mondadori Editore in 1984).

Since 1984 the television area of the Fininvest Group (known as RTI) has had the same basic structure as it has today: **three national analogue networks** supported by an advertising sales company, Publitalia '80, that exclusively collects advertising for all three channels, and two other companies, Videotime, that manages TV technology and production activities, and Elettronica Industriale that guarantees signal distribution through the management of the broadcasting infrastructure.

Since then the importance of commercial television has grown constantly in terms of audience, revenues and operating profits.

Since 1996, RTI, Videotime and Elettronica Industriale have been part of one group known as Mediaset, which was **listed on the stock exchange**, opening up the company to both important institutional investors and private investors (around **300,000**).

In 1997, Mediaset expanded outside Italy with the acquisition of a 25% stake in the Spanish broadcaster, Telecinco.

In 1999, the Mediaset Group expanded its **web**-based activities with Mol-Mediasetonline (now known as Mediaset.it), a television portal dedicated to Canale 5, Italian 1 and Retequattro, and strengthened by the inclusion of Tgcom, a daily online news service, accessible from a range of media (internet, TV, radio, Mediavideo teletext and mobile phones).

During 2004, also **Telecinco**, of which the Mediaset Group has been the major shareholder since 2003, was listed on the Madrid stock exchange.

2004 was also the year that saw the debut in Italy of digital terrestrial television, an innovative signal broadcasting system that uses standard aerials (a dish is not necessary) and a small set-top box.

In 2005 the Group launched **Mediaset Premium**, a **digital terrestrial** television service that offers viewers live Serie A football, without a subscription. Mediaset Premium subsequently launched a pay-per-view offer including films, theatre and live events. Also in 2005, for the first time in Italian television history, Mediaset acquired the rights to show highlights from the Serie A Championship

In 2006 another important step in the development of the Group's multiplatform strategy was taken with the acquisition of frequencies from Europa TV and agreements with leading mobile phone operators, creating the basis for the commercial launch in Italy of digital terrestrial **mobile TV** using DVBH (Digital Video Broadcast-Handheld) technology, which provides on-the-move broadcast quality, comparable to that of the digital terrestrial offer.

Let us turn now to a more detailed look at the organisation of the Mediaset Group in its two main areas of operation: **the Italian and Spanish activities.**

Italy

Consolidated net revenues form activities in Italy came to **EUR 2,751.5 million. Operating profit (EBIT)** came to **EUR 597.1 million**, with operating profitability of 21.7%. **Profit before taxation** came to **EUR 569.1 million**.

In Italy, the Mediaset Group operates in the following areas:

- analogue free-to-air generalist television (Canale 5, Italia 1 and Retequattro)
- broadcast infrastructure management (analogue, digital, DVB-H networks)
- free digital terrestrial thematic channels (Boing, Mediashopping)
- pay-per-view digital terrestrial (football, films, theatre, events)
- multimedia (internet and mobile TV)

The individual business areas are examined in more detail.

Advertising

On the basis of Nielsen data, in 2006 the advertising market generated **total revenues** of **EUR 8,712 million,** a percentage increase of +2.6%, or EUR 224 million.

2006 was characterised by three big events that had a determining impact on trends: the Winter Olympics in Turin (in February) the World Cup football championship and Italy's victory (in June-July) favoured television advertising investments on the state-owned channels and, to a lesser extent, the satellite broadcaster Sky: The general election (in April) meanwhile, had in general a negative impact on the entire market. To these very specific elements should be added at least two structural considerations that, similarly, had a negative impact Publitalia's advertising sales: on the one hand, a certain ferment caused by technological development and the emergence of new platforms providing access to TV content and, on the other, the continuation, albeit less marked, of an essentially stable level of consumer spending in the FMCG sector which, as is well known, accounts for over a third of advertising investments on Mediaset's channels.

Despite this unfavourable background, **Publitalia** was able to end 2006 with gross revenues of **EUR 2,956 million**, in line with the figure of the previous year which, in every sense, can be considered a record year with an increase in sales of some EUR 500 million compared with 2000.

Publitalia's client-base, on considering the generalist TV area, maintained the same characteristics as for 2005 and was made up of **1,129 clients**, of which **288** were **new clients**. The latter accounted for total revenues of EUR 93 million, or around 2.7% of total revenues. If all of the concessions under management are considered, Publitalia's 2006 client-base totalled almost 1450 clients.

70% of revenues were generated from the top 100 clients on the concentration curve, and also here a clear picture of the loyalty of the key clients can be seen.

In line with developments already seen in the most important international advertising markets, in the final quarter also Publitalia'80 reached for the first time important agreements with the leading media centres that are specialised in the acquisition and management of advertising space on behalf of their clients. These contracts involve the immediate and definitive sale of advertising spaces on Mediaset's three channels, commencing on the date of the signing of the contract and with a final term for utilisation of 31 December 2007.

On the basis of the results obtained in 2006 by Publitalia has, according to advertising market data supplied by Nielsen Media Research, a market share of 35.7%. The same figures show different trends for the various media:

Television, while losing one point in terms of share, TV nevertheless maintains its absolute leadership across the media, accounting for more than 54% of all advertising expenditure.

Newspapers and magazines performed well in terms of sales: overall growth for print media was 3.5%, thanks both to the introduction of "full colour" by national newspapers (+2.5%) and the re-design of a number of magazine titles (+6.0%). It should also be noted that 2006 (as for the previous year) saw the launch of a number of new titles and that, consequently, comparison with the previous year, in terms of advertising sales, is not on a like-for-like basis. Net of new launches, the effective growth in 2006 was 3.3%.

Radio, which closed the year with an increase of 7.8%, achieved this result thanks to the performance of commercial stations (+10.0%), in contrast to the state-owned Rai radio stations that recorded a slight fall (-0.4%). In 2006, also the **internet** built its market share, reaching a total of around EUR 200 million in advertising sales, an increase of 44.2%.

On the other hand it was a more difficult year for **outdoor** and **cinema**, that closed the year with shortfall of –0.9% and –8.2% respectively.

(Source: Nielsen Media Research – net values)

Media	2006		2005		Change
	ml./euro	share %	ml./euro	share %	%
Press	3,096	35.5%	2,992	35.2%	3.5%
Television	4,705	54.0%	4,669	55.0%	0.8%
Radio	441	5.1%	408	4.8%	7.8%
Outdoors	197	2.3%	199	2.3%	-0.9%
Cinema	76	0.9%	83	1.0%	-8.2%
Internet	198	2.3%	137	1.6%	44.2%
Total Market	**8,713**	**100.0%**	**8,488**	**100.0%**	**2.6%**

Figures on trends in the various sectors of the advertising market show that in 2006 the **FMCG** sector was the most significant: operators from this sector were the source of a total of EUR 2,620 million in sales, an increase of 2.4% in line with that for the market as a whole (+2,6%). A breakdown of the segment shows that Food (food & beverages) was up by 1.0%, while the Non-Food segment (toiletries, household products, personal care) was up by 4.9%. In this area, **Mediaset's channels**, that attracted close to **51% of investments**, confirmed their position as the market's preferred medium, growing by 1.2 points to a total of EUR 15.6 million.

The **large-scale retail** and **automotive** segments were the areas that showed the highest rates of growth in terms of advertising investments during 2006, at 13.3% and 5.2% respectively. **Finance/insurance** (+0.2%) and **telecommunications** (-0.5%) remained essentially stable, with, after two particularly outstanding years, a marked slowdown in the proportion of their investments going to television.

Growth in the remaining segments was largely the result of the performance of clothing (+10.6%), homes (+9.7%), tourism & travel (+3.9%), professional services (+8.5%) and leisure (+7.5%). In these areas investments on Mediaset channels were in decline as a result of the historically lower penetration index of TV.

Generalist TV

Television channels

The group's generalist channels – Canale 5, Italia 1 and Rettequattro – are managed by **RTI**, which oversees the development and building of the schedules, original programme production, the acquisition and management of the rights library.

In 2006 each channel broadcast **8,760** hours of scheduling, for a total of **26,280 hours, 47.6%** of which was made up of in-house productions.

The following table shows a breakdown of 2006 scheduling by channel, programme type and divided between in-house productions and rights.

Mediaset TV Programs - 31 December 2006

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	824	9.4%	1,204	13.7%	2,207	25.2%	4,235	16.1%
Tv Movies	430	4.9%	347	4.0%	302	3.4%	1,079	4.1%
Mini-series	190	2.2%	38	0.4%	197	2.2%	425	1.6%
Telefilm	964	11.0%	1,907	21.8%	1,417	16.2%	4,288	16.3%
Fiction	21	0.2%	-	0.0%	71	0.8%	92	0.4%
Sit-com	190	2.2%	786	9.0%	175	2.0%	1,151	4.4%
Soap	499	5.7%	-	0.0%	505	5.8%	1,004	3.8%
Telenovelas	-	0.0%	-	0.0%	103	1.2%	103	0.4%
Cartoons	-	0.0%	1,382	15.8%	-	0.0%	1,382	5.3%
Total Rights	**3,118**	**35.6%**	**5,664**	**64.7%**	**4,977**	**56.8%**	**13,759**	**52.4%**
News	2,737	31.2%	857	9.8%	1,405	16.0%	4,999	19.0%
Sport	46	0.5%	959	10.9%	48	0.5%	1,053	4.0%
Entertainment:	2,429	27.7%	922	10.5%	1,320	15.1%	4,671	17.8%
soft entert.	*1,186*	*13.5%*	*342*	*3.9%*	*282*	*3.2%*	*1,810*	*6.9%*
talk show	*216*	*2.5%*	*18*	*0.2%*	*-*	*0.0%*	*234*	*0.9%*
music	*19*	*0.2%*	*177*	*2.0%*	*127*	*1.4%*	*323*	*1.2%*
quiz-game-show	*422*	*4.8%*	*146*	*1.7%*	*104*	*1.2%*	*672*	*2.6%*
reality	*478*	*5.5%*	*203*	*2.3%*	*8*	*0.1%*	*689*	*2.6%*
soft news	*108*	*1.2%*	*36*	*0.4%*	*799*	*9.1%*	*943*	*3.6%*
Culture	48	0.5%	1	0.0%	517	5.9%	566	2.2%
Shopping	382	4.4%	357	4.1%	493	5.6%	1,232	4.7%
Total Production	**5,642**	**64.4%**	**3,096**	**35.3%**	**3,783**	**43.2%**	**12,521**	**47.6%**
Total	**8,760**	**100.0%**	**8,760**	**100.0%**	**8,760**	**100.0%**	**26,280**	**100.0%**

Total audience figures in the 24-hours during 2006 show an average of 9,230,000 individuals, a higher figure than that for 2005 and the highest (excluding 2004) since 1995.


Total Audience Trend - 24 hours
9,035
9,140
9,284
9,213
9,230
2002
2003
2004
2005
2006

Mediaset's channels, that produced **41.2%** of the programmes shown in-house, ended 2006 with ratings of **40.6%** in **Prime Time**, while the figure for the 24-hours and Day Time were **40.3%** and **40.1%** respectively. Results remained highly positive in the **commercial target (viewers in the 15-64 year age range)**, that of most interest to advertisers, with the three Mediaset channels maintaining their leadership ahead of the state-owned broadcaster.

Canale 5 achieved an average share of 22% in prime time. In the commercial target (15-64 years) the flagship channel was once again top in all time bands: 22.7% in the 24-hours, 22.4% in day-time and 23.7% in prime time.

Italia 1 confirmed its position as Italy's most popular channel among younger viewers, with 26.1% in the 4-14-year-old age band 27.5% in that for 15-19-year-olds in the 24-hours. Overall viewing figures reflect the appreciation for the quality of the channel's output: 11.1% in the 24-hours, 11.3% in day-time and 10.5% in prime time, the same as Rai 2.

Retequattro reconfirmed its position as the third channel among adult viewers (over 65) with a 11.9% share in the 24-hours, maintaining its strategic control on this target. Figures for individual viewers were 8.2% in the 24-hours and day-time and 8.1% in prime time.

Individuals - Year 2006: % Share	24 hours	Prime Time	Day Time 7:00-2:00
5	21.0%	22.0%	20.6%
	11.1%	10.5%	11.3%
	8.2%	8.1%	8.2%
MEDIASET	**40.3%**	**40.6%**	**40.1%**


YEAR 2006: % SHARE TARGET 15-64 years
42.5
39.9
42.3
39.5
42.6
42.4
24 hours
Day Time
Prime Time
Mediaset
RAI

The guarantee periods

In the **autumn** guarantee period (from 3 September to 2 December) Mediaset recorded ratings of 41.7% in prime time and 40.4% in the 24-hours, an increase of 0.4% and 0.6% respectively on the same period of 2005.

In the early evening slot Canale 5 reached a share of 22.8%, an increase of 0.9 points on 2005, markedly closing the gap with Rai 1, while Italia 1 positioned itself in third place, ahead of Rai 2, with 10.6% against 10.5%.

Thanks to the leadership of Canale 5 and the third place of Italia 1, Mediaset outperformed Rai in the 15-64-year target in all time bands (42.5% in the 24-hours, 42.1% in day-time and 43.4% in prime time).



AUTUMN 2006: % SHARE TARGET 15-64 years
42.5
39.4
42.1
39.3
43.4
41.0
24 hours
Day Time
Prime Time
Mediaset
RAI

Programme production

In 2006 RTI produced 41.2% of the programmes broadcast by Mediaset. There was a fall in the number of programmes in the schedule in the two years (2005-2006).

Type	Number Productions realized								
	2006			2005			Change %		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
TV Programmes									
Entertainment and talk show	35	47	82	36	53	89	-2.8%	-11.3%	-7.9%
Documentaries	-	3	3	-	2	2	0.0%	50.0%	50.0%
Events	-	2	2	-	2	2	0.0%	0.0%	0.0%
Cultural and Informative Programmes	6	42	48	11	55	66	-45.5%	-23.6%	-27.3%
Soft news	-	25	25	2	28	30	-100.0%	-10.7%	-16.7%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Reality	1	13	14	2	10	12	-50.0%	30.0%	16.7%
Promo and Announces	-	6	6	-	6	6	0.0%	0.0%	0.0%
Sport	2	18	20	9	29	38	-77.8%	-37.9%	-47.4%
Game and Quiz show	7	9	16	3	6	9	133.3%	50.0%	77.8%
Music	3	5	8	9	14	23	-66.7%	-64.3%	-65.2%
Soap	-	2	2	-	2	2	0.0%	0.0%	0.0%
Shopping	-	13	13	-	7	7	0.0%	85.7%	85.7%
Serial Drama	9	-	9	6	-	6	50.0%	0.0%	50.0%
Total TV Programmes	**63**	**189**	**252**	**78**	**218**	**296**	**-19.2%**	**-13.3%**	**-14.9%**
Commercial Programmes									
Shopping	3	50	53	1	37	38	n.s.	35.1%	39.5%
Total Commercial Programmes	**3**	**50**	**53**	**1**	**37**	**38**	**n.s.**	**35.1%**	**39.5%**
Total	**66**	**239**	**305**	**79**	**255**	**334**	**-16.5%**	**-6.3%**	**-8.7%**

Scheduling

Canale 5

Over the year the channel broadcast a wide range of **entertainment** programmes: in addition to the reality shows *Grande Fratello (31.6%)* and *La Fattoria (24.6%)* of note was *Zelig Circus (27.1%)*, *La Corrida (26.8%)* and, after the summer, *C'è posta per te (27.9%)* and *Paperissima errori in TV (27.7%)*.

On the attack in prime time *Striscia La Notizia* ended 2006 on *29.3%* (compared with *26.6%* for *Affari Tuoi*), while *Cultura Moderna* was at *24.6%*. In the early evening slot, the two parts of the game show *Chi vuol essere milionario* reached a total audience share of *25.4%*; on Saturday afternoons *Amici* by Maria De Filippi reached *30.1%*, and *Verissimo*, in its new two-hour format since the end of October, had a *22.4%* share.

On the TV drama (**fiction**) front, following the success in the first half of *Karol, un Papa rimasto uomo (25.1%)*, *Attacco allo stato (24.7%)* and *RIS 2- Delitti imperfetti (24.2%)*, of particular note, in the autumn, was the sixth series of *Distretto di polizia (25.4%)*, *L'onore e il rispetto (23.7%)* and *I Cesaroni (22.6%)*. In the day-time, the annual figure for *Cento Vetrine* was over *29%* while *Tempesta d'amore* is winning over younger women.

Italia 1

A number of **Mediaset productions** were particularly successful: in prime time, *Le Iene Show*, had an average share of *13.8%* (*19.5%* for the last episode), *Distraction* recorded *13.9%*, and *La pupa e il secchione 16.1%*. Following on from the success in the first half of *Mai dire Grande Fratello & figli (23.2%)*, there was a positive audience reaction to *Gialappa's Mai dire Reality* (*21,2%* the overall figure for the eight episodes broadcast between October-November).

In terms of **series**, in the autumn the second series of *Dr House* achieved a *16.8%* share, and more than 26% in the 15-34-year-old age range; the five Thursday episodes of *C.S.I Miami* totalled *14.6%*; while a quarter of all teenagers were won over by *Smallville* (*25.5%* among 15-24-year-olds).

The audience continued to grow for the ***motomondiale*** world motor cycling championship: *11.6%* and *19%* the average for 125cc and 250cc races, *36%* for the *Moto GP* category; the final on 29 October was watched by 8,850,000 viewers, equal to a *48.3%* share.

Of particular note was the *Merry Simpson* special, broadcast in the early evening of 23 December: a *37%* share among 4-14-year-olds and 25.2% among viewers between the ages of 15-34.

Rete 4

There were positive results from *Dolmen*, the six-part **drama** series set in Brittany (*9.1%*) and the police **series** *Bones* (*8.1%*) both first runs proposed by the channel in the autumn.

In terms of **in-house productions**, of note was *Facce ride show*, the Bagaglino special shown on 28 December in the early evening and achieving an overall share of *12.1%*, rising to more than 20% among the over-65s.

In day-time, *Forum* recorded a *16.1%* in the spring and *17%* in the autumn; Sundays produced above average ratings for the channel with *Pianeta mare* and *Melaverde* (*10.4%* and *12.5%* respectively the figures for the September-December period).

An important contribution was made by **films**, among the most popular in recent months: *Il ritorno di Don Camillo, Accerchiato, Nico, Due nel mirino, Programmato per uccidere* and *La promessa*, all of which achieved an average audience of more than two and a half million viewers.

Acquisition of TV rights

The TV rights library of Mediaset and its subsidiary RTI is Italy's most significant and one of the biggest in Europe.

The acquisition, development and production of rights for national television broadcast is managed by RTI which is also responsible for managing the Mediaset Group's assets in this area, assets that are constantly fed by agreements with:

US majors

The Mediaset Group has stipulated long-term contracts with all of the leading American producers and distributors (**Universal, Twentieth Century Fox, DreamWorks, Sony Columbia** and **Warner Bros. International**) for the acquisition of rights with an average duration of 5 years, and the possibility of 4/5 TV screenings.

International television producers

The group also has important and consolidated rights acquisition relationships with American and European producers for the supply of popular TV movies, soap operas, mini-series, and TV series. The serial nature of the products, which are made seasonally, makes it possible to build loyalty among the viewers of the channels that broadcasts the products.

National film producers/distributors

The company also has contacts with national operators from which packages are bought including television rights for films produced by them (which combined with the acquisition of European product is important in respecting the broadcast and investment quotas foreseen by regulations governing television broadcasting) and international film rights.

Also, for the effect of investments deriving from multi-year framework agreements reached in previous years, in 2006 the supply relationship with the sister-company Medusa Film S.p.A., a leading operator in the film distribution sector, was confirmed.

In-house TV drama production

The Mediaset Group has the know-how and organisational structure to select projects to develop the production of TV movies, mini-series and popular TV drama series. Such products created in-house or in cooperation with leading international partners and, in some cases, are sold internationally, contributing to cover production costs. 2006 was characterised by a high level of production, in line with that of recent years, and aimed at reinforcing the Group's core business. These efforts have seen TV drama become a cornerstone and defining characteristic of Mediaset's scheduling.

A number of long series (TV films and soaps) were continued and projects defined for the realisation of high quality mini-series related to current affairs, literary classics and great Italian personalities.

Of particular relevance is the exclusive production agreement, for 2006-2008, with **Taodue Film**, one of the leaders in the sector, and with which the Mediaset Group has a long-standing relationship.

In recent times, the association with Taodue Film has resulted in the production of both popular mini-series (*Ultimo*, *Ultimo 2: La sfida*, *La Uno Bianca*, *Il Testimone*, *Karol, un uomo diventato Papa* and *Karol, un Papa rimasto uomo*) and highly popular series (*Distretto di Polizia* and *R.I.S.*).

Once again in 2006, **Mediavivere** was commissioned to produce the soap operas *Vivere* and *Centovetrine*. Mediavivere, jointly owned and managed by RTI and Endemol Italia, develops and produces Italian soaps exclusively for the Mediaset Group, taking advantage of synergies deriving from the Mediaset Group's deep familiarity with the audience and the production efficiencies of Endemol Italia in the area of industrial content production. In addition to the production of the two soaps, in 2006, with an outstanding cast, Mediavivere was the producer of the mid-length drama series *Io e Mamma* and began the production of the mini-series *Il Generale Dalla Chiesa*. The company has also been commissioned to develop other new soaps and drama programmes.

Rights acquisitions

The Mediaset Group has continued to work to further strengthen its rights library and the most important agreements reached and projects developed include:

- the acquisition, in line with existing long-term agreements with American majors for: *Che pasticcio Bridget Jones!*, *Day After Tomorrow-L'alba del giorno dopo*, *Romanzo criminale*, *E alla fine arriva Polly*, *Hulk*, *Master & Commander-Sfida ai confini del mare*, *Terminator 3-Le macchine ribelli*, *La Leggenda degli uomini straordinari*, *Star Wars episodio II-L'attacco dei cloni*, *Star Wars episodio III-La vendetta di Sith*, *X-Men 2*, *Secret Window* and *Gothika*.
- the acquisition of first-screening rights to the TV series: *Prison Break*, *Bones*, *Unit*, *My Name is Earl*, *Huff*, *Rescue me*, *Femmes de Loi*, *Wildfire* and *Sleepover Club*.
- the acquisition for rights for the new episodes of successful TV series such as: *Dr. House*, *Grey's Anatomy*, *C.S.I.: Crime Scene Investigation*, *C.S.I. Miami*, *C.S.I. New York*, *Simpson*, *Beautiful*, *Febbre d'amore*, *Smalville*, *24*, *Boston Legal*, *Strong Medicine*, *Nip/Tuck*, *O. C.*, *Law & Order: Special Victims Unit* e *Law & Order: Criminal Intent*.
- the acquisition, for the current season, of the films: *Tu la conosci Claudia*, *Non ti muovere*, *Signore degli Anelli-Il ritorno del Re*, *Il Cartaio*, *L'amore è eterno finchè dura*, *Out of time* e *L'amore ritrovato* as part of an agreement for films from the 2004 theatrical season with the sister company Medusa Film S.p.A.;
- the production tendency in favour of longer series led to the realisation of the sequels to successful series such as *Distretto di Polizia*, *Carabinieri* and *R.I.S.*, and the launch of the initial production phase of the sequel to *Rivombrosa*, which, in its last series, proved particularly popular with viewers.
- the realisation of a number of prestigious productions, in terms of subject, cast and authors, including: *Io e mamma*, the sequels to *Un Ciclone in famiglia*, *Giudice Mastrangelo* and *Caterina e le sue figlie*, the mini-series: *Montessori*, *Nassirya*, *L'ultimo Padrino*, *Sacra famiglia*, *O' Professore* and *Il ladro di giocattoli*.

Of particular importance was the production of the eighth series of *Vivere* and the seventh series of *Centovetrine*, Italian soap operas of 230 episodes each that, along with the new episodes of the sit-coms *Love bugs* and *Belli Dentro*, have consistently high ratings.

Mediaset Library 31/12/2006	N. titles	Episodes
Film	3,525	3,525
Telefilm	921	18,251
Telenovelas	13	1,833
Cartoons	613	21,556
Mini-serie	286	894
Soap Operas	18	3,630
Tv movies	1,267	1,308
Various (Musicals, Variety, Short, Documentary, etc.)	836	2,647
Total	**7,479**	**53,644**


Soap Opera e Telenovelas 0.4%
Cartoons 8.2%
Mini-serie 3.8%
Telefilm 12.3%
Film 47.1%
Tv movies 16.9%
Various (Musicals, Variety, Short, Documentary, etc..) 11,2%

Programme production technology

The technology for the production of television programmes (in-house production) is concentrated in the subsidiary **Videotime**, which guarantees the technological maintenance and development of the production infrastructure (studios, post-production and graphics units and mobile studios). 2006 saw the continuation of **technological innovation**, in particular aimed at the creation of new centres for digital content management and the purchase of new **high definition** equipment. The refurbishment of studios was concentrated on the digital terrestrial production area for the new Mediaset Premium programmes in the sports, reality and entertainment areas.

Signal distribution

The network for the distribution of the signal of the Mediaset Group, which is owned by the subsidiary Elettronica Industriale, uses **1700 technology towers** to reach 99% of the population. The Mediaset Group's network is an infrastructure that is not only used for the transport of the television programmes broadcast, but also for the transfer of semi-finished signals from any point of the network to the television production centres where the programmes are put together (contribution system).

2006 was characterised by two significant events that have substantially altered the company's assets and business model: the award from the relevant authorities of a **network operators licence for digital multiplexes on terrestrial frequencies** and the definition of an agreement for the **provision of transmission capacity using DVB-H technology**, which has had the effect of opening up Elettronica Industriale's market to include also **telecoms operators**. Elettronica Industriale is now in a position to play a role as Italy's leading network operator.

Regarding plans for the implementation and consolidation of the company's infrastructure, the first phase of the construction of the **Mediaset 3 Multiplex** with a reach, on 31 December, of more than 65% and which will be completed by the end of the first quarter of 2007, reaching a coverage of **75%** of the population.

Expansion activities have also continued for the **Mediaset 1 and Mediaset 2 Multiplexes**, through the digital conversion of other plant bought from local broadcasters and the optimisation of existing plant, raising coverage to **82%** and **78%** respectively.

In terms of the development of the transport infrastructure and the evolution of the backbone towards SDH technology, over the course of the year an important innovative project was begun to integrate the national network. The aim is to create, by the end of 2008, a hybrid fibre optic and radio-bridging network able to reach all of the company's main regional centres.

Digital terrestrial: the future of Italian TV

Thanks to digital terrestrial, Mediaset is continuing to innovate in its offer of traditional television entertainment. The offer of the 3 flagship channels has been expanded with highly useful and attractive services; is producing two new channels, Boing (in partnership with Turner Broadcasting System Europe, Time Warner Group) and Mediashopping TV; is carrying 4 channels for third-party operators; has launched a premium **pay-per-view** offer; and is developing an offer for mobile TV using DVB-H technology.

In 2006 Mediaset worked to further expand the coverage of its existing digital networks, the creation of a new network for the transmission of Mobile TV (DVB-H) and **the reinforcement of exclusive content, both paid and free,** that has been seen to be much appreciated by television users.

The efforts of digital terrestrial television in 2006 saw Mediaset achieve a number of important objectives in different areas: coverage, infrastructure development the DTT transport offer, participation in the DGTVi consortium and support for the switch-off, the strengthening of the interactive TV offer, the consolidation of the new channel Boing, the expansion of the Mediaset Premium offer and the launch of mobile TV transmission using DVB-H technology.

The spread of DTT

Audiences continued to show a high level of appreciation for digital terrestrial television during 2006. Research conducted by GFK – Eurisko showed that in the period January-November 2006 around **970,000 DTT decoders** were sold, bringing the total number of households with a digital terrestrial decoder to **4.4 million.** A range of factors have contributed to this success; in addition to the expansion of the free and paid offer and the increased coverage of the multiplexes, the continuous reduction in the retail price of the decoders, compensating for the absence of the government subsidy that applied for the first months to households with a valid TV licence. During 2006, the purchase price of the cheapest interactive decoders fell from EUR 100 to less than EUR 70 and there are now more than 60 available models 60. 97% of the re-

ceivers sold support the DVB MHP 1.0.2 interactive standard and are equipped for the reception of pay services using the Mediaset Premium smart card and La 7's Cartapiù.

Already from the last quarter of 2006 there was a **marked increase in the number of televisions** with an integrated digital decoder. This trend will increase in 2007 and will be an important additional element in favour of the digital terrestrial platform' penetration of Italian households.

Estimates for 2007 indicate a marked jump in the number of households equipped to receive DTT, also as a result of the suspension of analogue broadcasts that will begin in March in the regions of Sardinia and Valle d'Aosta with the switch-off of Rai 2 and Rete 4 in the provinces of Cagliari and Aosta, arriving at the end of 2007 to a complete interruption of analogue broadcasts of all broadcasters operating in the territories of the two regions.

Participation in DGTVi and switch-off support

A decisive role in the promotion and diffusion of digital terrestrial technology in Italy has been played also in 2006 by the association DGTVi, which brings together national operators, including Mediaset, the federation of local TV broadcasters, as well as the **Fondazione Ugo Bordoni.**

In 2006, DGTVi became part of Italia Digitale, taking a leadership role in the promotion and support of the switch-off process for analogue television and the switch to digital, assisting the coordination of local and national operators involved in this delicate passage.

In 2007 DGTVi is committed to launching the **Tivù consortium** which aims to strengthen and re-launch the offer of free content on the digital terrestrial platform. Other important activities will involve the creation and diffusion of a label/sticker that will identify decoders equipped to receive the digital terrestrial signal in compliance with European standards.

Development of the DTT infrastructure and signal transport system

Thanks to the combined efforts of the many operators in the sector who have continued to invest in the development of the digital terrestrial platform, **Italia is currently the European leader in DTT infrastructure**. At the end of 2006, there were **9 digital terrestrial multiplexes** operating around the country and a range of secondary multiplexes with local or regional coverage. To the 7 national multiplexes already operative in 2005 (Rai A, Rai B, Mediaset1, Mediaset 2, D-Free, Telecom Italia Media, L'Espresso) have been added the second Telecom Italia Media multiplex and 2 multiplexes dedicated to the digital terrestrial broadcast of content for reception by mobile devices (DVB-H), owned by the Mediaset Group and the group whose parent company is " 3".

Through Elettronica Industriale, the Mediaset Group has made concerted efforts to extend the coverage of the Mediaset 1 multiplex, which now reaches 83% of the population (4% more than at the end of 2005) and the Mediaset 2 multiplex which now reaches 75% of the population (10% more than at the end of 2005) covers more than 68% of the population. The new multiplex dedicated to the broadcast of DVB-H standard content now covers more than 70% of the population.

In terms of the range of channels on offer, there are currently **29 channels** available in free digital terrestrial with national coverage, 9 of which are the same as the analogue offer (simulcast) and 20 new channels created for the digital platform.

The expansion of interactive TV

In the last year, Mediaset re-launched its interactive offer with the introduction of the **Plus** sign alongside its generalist channels. The Canale 5 Plus, Italia 1 Plus and Rete 4 Plus portals are now the containers of new possibilities for the offer to viewers of interactive services in digital terrestrial and, while not displacing the traditional TV, maintaining the relationship of trust that has been built up between the audience and the television channels.

During the year Mediaset has expanded its offer of content and interactive services, accessible through the generalist channels Canale 5, Italia 1 and Rete 4, the new children's channel Boing and the pay-per-view offer of Mediaset Premium. In total more than 150 interactive applications are now available, depending on each case, during the broadcast of the programmes involved, or on the portals of Canale 5 Plus, Italia 1 Plus and Rete 4 Plus over the whole day.

The products so far developed have met with wide consent, both nationally and internationally and Mediaset is currently considered Europe's leading commercial broadcaster for the quality and quantity of its offer of interactive television.

The applications that have been enhanced with interactive applications are those that proved most popular with users, including:

- *Chi vuol essere Milionario*, which enables viewers to challenge the contestant and to participate in a prize competition or draw to take part in the selections of studio contestants;
- *Controcampo interattivo*, gives extensive space to results and comments on football matches and makes it possible to watch again the goals of the day from the Serie A matches as soon as they are over;
- *UEFA Champions League*, which provides real-time updates on the current round, as well as giving viewers the possibility of watching two screens simultaneously with either the highlights or live action from the matches;
- *AMICI di Maria De Filippi*, the interactive version makes it possible to vote for your favourites and to follow, with continuous updates, Italy's most famous talent school.
- The enhancement of the programmes has also been accompanied by, **two highly successful applications** available since the beginning 24/7: the *Guida Tv* providing viewers with complete multi-channel listings and *Mediavideo digitale* a reference point for news.

Over the course of the year a number of **new interactive applications** were developed and broadcast and which proved successful with viewers, the most significant being:

- *Grande Fratello* in its two versions for Mediaset Premium, allowing viewers to follow the events of the house live 24 hours a day, and for Canale 5 Plus, that adds textual information, updated daily, on what's happening inside the house;
- *TG 5* and *Studio Aperto* in their interactive versions allow viewers to watch again, in the two hours subsequent to live broadcasts, the most important news stories on politics, news, business and lifestyle;
- *Le Iene* offers background on the services and each week features an unseen interview, as well as a game with the possibility of taking part in prize draws;
- *Italia 1 Teen*, a space dedicated to teenagers featuring news, gossip, curiosities from the world of music, SMS and the "contapassi" an amusing game that can be downloaded for free and Mediaset ringtones;

- *Filmissimi*, *Cinema 1* and *Cinema Premium*, interactive applications on Canale 5, Italia 1 and Cinema Premium respectively, with information on the films broadcast.

Also on the advertising front, and in particular for interactive advertising, Mediaset is in the vanguard. 24% of the applications broadcast have been of interactive advertising and offers mainly in the form of **Tv-site**, in other words, spaces that can be surfed by users in an interactive way and dedicated exclusively to advertisers.

An innovative example is the **t-banking** service offered by Banca Mediolanum, which allows the bank's customers to access all of the main information on their accounts using the return channel.

Finally, on the **t-government** front, Mediaset, in cooperation with the Lombardy Regional Council and Gruppo Lombardia Informatica, in the context of the experimental project for "Citizen's social, health and information services, using the regional services card", co-financed by the Fondazione Ugo Bordoni, broadcast on the Canale 5 Plus portal an interactive application providing access to a range of social and health services.

The expansion of Boing the first free channel for children

Boing, launched on 20 November 2004, is the first free channel for children developed for the digital terrestrial platform. Born of a joint venture between RTI, with 51% of the new company Boing S.p.A., and Turner Broadcasting System Europe, part of Time Warner, and the owner of the rights to some of the world's most popular cartoon characters (Yogi Bear, The Flintstones, Scooby Doo, etc).

Boing is an entirely new element in the panorama of Italian television. R.T.I. e Turner have created the first free 24-hour channel for children The consolidated leadership of the channels of R.T.I. S.p.A. among younger viewers in Italy and the quality and strengths of Turner content, in addition to an established experience in the creation of children's channels, have combined to launch this new offer aimed at an audience that ranges from pre-school age (around 2 years old) to young teenagers (14) an with a schedule of programmes of interest for the whole family.

In its first two years the channel has managed, with a quality and highly appealing schedule, (in addition to a range of high profile communication initiatives that has involved the channel in an educational project based on the audiovisual language of cartoons at numerous primary schools across Italy, as well as important events across the country for parents and children), to expand and consolidate its brand awareness.

In December 2006 there was a marked intensification, in the sense of a cross promotion, of the visibility of di Boing in the target audience band of Italia 1 which has guaranteed a high exposure of the brand.

Although by vocation Boing is aimed at children, the channel has managed to establish itself among the most watched digital terrestrial channels, as has been confirmed by recent research in the sector (Source: Makno 2006).

The development of Media Shopping

MediaShopping is an absolutely unique case in the teleshopping, the so-called "home shopping", sector.

MediaShopping was consciously conceived as a "**360° business**", with the intention of replicating the model of sales across a variety of distribution channels: **TV** (a 24-hour digital terrestrial

channel and a digital satellite channel Sky 808, and daily windows on Mediaset's analogue channels), **Internet** (www.mediashopping.it), **large-scale retail** (through an agreement with leading retail chains) and a **shop** (MediaShopping outlet), **telemarketing, catalogue**. Each of these is different and the same: different in terms of the specific markets and the target consumers, the same in terms of the offer and the image.

Mediaset's entry into the world of teleshopping goes back to August 2003, when the first Mediashopping "windows" were opened on Canale 5, Italia 1 and Retequattro. Teleshopping was so successful that it encouraged the company to create a new sales channel. **In July 2005 RTI acquired the HSE (Home Shopping Europe) network**, transforming it into a digital channel with the name of Mediashopping TV, and broadcasting **24 hours a day 24.**

For MediaShopping 2006 was a very important year for the development of its identity, its business and its integration with the Mediaset Group, with more than satisfactory results in terms of revenues. Sales grew gradually over the year, with marked peaks in July, August, September and December, while the **average value** per order grew to over **EUR 90**.

This makes it possible to face also more televisual and entertainment aspects in the new year, such as the creation and broadcast of the sitcom CasaMediaShopping, a TV case history at the start of 2007, the creation of a structure schedule that can be communicated externally (trade press, specialised titles), the development of partnerships such as the that recently begun with PayPal with other partners to follow.

The growth of Mediaset Premium

Mediaset Premium has continued to attract the enthusiasm of the audience for digital terrestrial television, confirming its unparalleled success in the area of pay-per-view television around the world, reaching all of the company's objectives, with the sale of over **2.5 million** rechargeable cards and the activation of 840,000 recharges.

The Mediaset Premium service is available only on the digital terrestrial platform and is the only possibility for viewers to have easy, flexible and transparent access to high quality content at a low cost.

The service works, like the pre-paid offer of mobile phone operators, with a card equipped with a micro chip (the so-called "smart card") that holds in its memory the credit available which the viewer can use to select "**on impulse**" what he wants to watch.

Recharges are made using so-called "scratch cards" or online (using the lottery terminals, the web site, IVR and ATMs), with 6 different possible recharges, from EUR 10 to EUR 100, in order to provide users with a wide range of options.

This new approach has allowed Mediaset Premium to combine in the same package the advantages of the pay-per-view model and the undeniable convenience of the pre-paid formula.

It is a pure pay-per-view option that consequently does not require any form of subscription in order to access the "*a la carte*" offer.

Big league football

During 2006 Mediaset Premium substantially enhanced its offer. In particular, following action taken by the Sports Council at the end of the 2005/2006 season and the consequent relegation of Juventus to the Serie B, Mediaset expanded its offer of the Serie A matches of **Milan, Inter,**

Roma, Lazio, Torino, Atalanta, Siena, Livorno, Reggina and Messina to include the Serie B matches of **Juventus, Napoli** and **Genoa.**

Moreover, as a result of an agreement with **La7 Televisioni**, Mediaset Premium broadcasts live and exclusively in DTT the highlights of all of the Serie A matches during the programme **Diretta Premium**.

Since September 2006, Mediaset Premium has completed its football offer with the addition of **exclusive** digital terrestrial coverage of all of the UEFA **Champions League** matches.

First view cinema

Since September there has been a marked reinforcement of the film offer thanks to an agreement with the leading national and international distributors, with the **first view TV runs** (a pay-per-view window 9 months after theatrical release), of the most successful films of the current season. Since the end of October 2006, the offer of films has gone from 4 to 10 per day, between the hours of 2.00 pm and 2.00.

Reality shows and other events

With a view to further expanding the offer and making it increasingly attractive to new segments of the audience, in 2006 Premium added new content to its existing sports offer. January saw the exclusive TV broadcast of live 24-hour coverage of the sixth edition of Grande Fratello and in February an extensive selection of the best daily moments of La Fattoria, another very popular Mediaset reality show. February also saw the launch of a range of theatrical events, concerts and in October, a cycle of programmes dedicated to the operas of Wolfgang Amadeus Mozart.

In April 2006, first time exclusive broadcast began of a number of highly successful TV series, including The O.C., Smallville and The Sopranos.

In line with an editorial policy that has been in place since 2006, during 2007 the expansion of the offer to include content other than football will continue, also with the renewal of live coverage of the seventh edition of Grande Fratello.

The commercial offer

The model foresees the possibility for all card-holders to select content individually and with the maximum flexibility, or to adopt a package offer consisting of a series of predetermined events at a discounted price.

Football content is available as pay-per-view at EUR 5 for each single match, but is also available at a special price of EUR 159 for the entire season broadcast by Mediaset Premium. Lower and differentiated prices are available that enable users to watch all and only the matches of the Serie A, rather than those of the Serie B or the UEFA Champions League. Finally, there are also options that allow the user to select a package of matches of a specific team.

Cinema events, meanwhile, are available at a cost of between EUR 2 and EUR 4, depending on the film.

Commercial and distribution agreements have been reached with leading operators and consumer electronics sales outlets, bars and tobacconists, newsstands and lottery stands, to ensure that consumers can find and recharge their cards easily at the more than **2,000 outlets for the**

sale of cards and 60,000 for recharges. During 2006 agreements were also reached with the leading banks in the country to make it possible to recharge cards also at ATMs.

In order to build visibility across the country, there has also been an intensification of "in-store promotions" using hostesses at sales outlets distributing promotional materials and information.

Customer relations are managed by a Customer Service structure organised on two levels: a **Call Center**, with an always-on automatic answering system, thanks to which customers can also reach specialised operators and which in 2006 handled more than **9 million calls**. The second level is based on **Customer Care** approach that is responsible for the management of any breakdowns in the service and is constantly in contact with all of the technical and operation structures inside the company.

During 2006 there was a marked success for the Premium offer dedicated to public spaces, **Mediaset Premium Club**, which, from September to December, totalled more than **3,500 subscribers**.

Also from September, the Mediaset Premium offer has been accessible on mobile phones, included in the packages offered by TIM and H3G.

Mobile TV on DVB-H

Mediaset has confirmed its position in the vanguard of the mobile TV sector, participating, in 2006, in the commercial launch of Europe's first mobile TV service (and the first in the world to use DVB-H technology). In this area, Mediaset operates as both content provider and Network Operator, thanks to the creation of its own DVB-H broadcast network, built on the TV frequencies bought from Europa TV.

Mediaset has consequently reached a number of multi-year contracts with the leading mobile phone companies. In particular, with TIM an agreement has been reached for the transport of the TIM offer on the DVB-H network managed by Elettronica Industriale, the supply of the programmes of RTI's generalist channels (Canale 5, Italia I and Rete 4), and the supply of Mediaset Premium pay-per-view content (Serie A, B and the Champions League). The agreement with H3G, meanwhile, foresees the suppy of a "best of" in simulcast of the three generalist channels (Canale 5, Italia I and Rete 4), the matches of the Serie A and B championship broadcast on Mediaset Premium DTT and the free digital terrestrial channel for children Boing, the fruit of a partnership between Mediaset and Turner.

Mobile TV should be seen as **an additional platform for the diffusion of TV content** in the context of continuing innovation in the media world. Here, as in other areas of the ICT world, Italy is in the forefront. Both trials conducted internationally (in Finland, France, Germany, the United Kingdome) and the figures on uptake of the first commercial service launched in the West (in Italy) show that Mobile TV tends to complement traditional TV, in terms of the way in which it is consumed.

The number of **active clients**, according to the only figures made public by H3G and based on research by Eurisko at the end of October 2006, is around **250,000**.

In terms of the average consumption of Mediaset channels, penetration of H3G's subscriber base is 52%, while the average of viewing minutes is 36 for the Best of Mediaset and Mediaset

Premium and 34 for Boing. The average viewing duration should be considered the minutes viewed rather that the length of the viewing session. For this reason, in the case of sport and cinema the figure goes over 50 minutes and, for news, the maximum is 20.

The daily viewing curve shows typically "radio-like" peaks, which is consistent with the on-the-move use (7/8.30 - 14/15.30- 18/19.30- 21/23.00).

In fact, use is mainly or exclusively outdoors (79%) and both outdoors and indoors (27%).

New Business

A New Business area has been created within R.T.I. S.p.A. to draw together all of the activities that complement the core analogue television business: web sites, value added telephone and computer services (**Rti Interactive Media**), **licensing e merchandising**, music (**Rti Music**), distance shopping (**MediaShopping**).

R.T.I.'s multimedia activities are managed by R.T.I. Interactive Media, which has the task of creating services and content to be used across different platforms (, internet, teletext and telecoms), and with the aim of developing new synergies and promoting content extension initiatives with regard to the traditional core business focused on free generalist TV.

R.T.I. S.p.A. is active on the **web** in three different areas:

- **entertainment,** through the **Mediaset.it** (www.mediaset.it) web site, the point of entry for all of Mediaset's web content;
- **community,** with **Jumpy** (www.jumpy.it)
- **news,** with **TG5.it** (www.tg5.it), **Studio Aperto.it** (www.studioaperto.it), **TGFIN** (www.tgfin.it) and **TGCOM** (www.tgcom.it). In particular the editorial staff of TGCOM supplied journalistic content for a range of platforms: internet, analogue and digital teletext, radio, analogue and digital TV, mobile phones.

In terms of **entertainment**, November 2006 saw the launch of intense cooperation with the production team of the TV programme *Le iene*. This project involves the offer of unseen interview footage on the web. This combination of television and the internet has generated excellent results in terms of audience and the introduction of new forms of advertising such as opening billboards of all of the video clips.

Mediavideo

The R.T.I. S.p.A. channels **teletext** service (**Mediavideo**), first launched on 24 November 1997, is an 800-page multimedia news source with innovative content, graphics and a user-friendly interface. Additional strengths include differentiation by channel, and the up-to-date nature and variety of the content. Since 2005 R.T.I. Interactive Media has been responsible for the digital terrestrial version of the teletext service.

R.T.I. Interactive Media is also active in the **mobile phone** area, with the aim of delivering innovative content and services to mobile phone users in two directions in synergy with other channels of the Group:

- **brand extensions**, aimed a leveraging well-established brands and formats with the TV audience (for example the interactive game of the programme Grand Prix, info-news services such as TG5 SMS and TG5 MMS, news video content produced by Tgcom);

- **interactivity**, aimed at creating interactive moments between viewers and television programmes (for example *voting* and *inbox*).

Also during 2006 R.T.I. continued to develop its web and mobile products thanks to an agreement with Txt e-solutions, that managed the technological side.

Licensing & Merchandising

Within the New Business department, the Licensing and Merchandising area in 2006 pursued the following objectives:

- To consolidate licensing activities related to the world of **cartoons**, continuing to focus on the children's area which, in Italy, represents a promising market for licensing. Agreements have been reached with the major players in the market and inroads have been made by stimulating small companies to use licensing as a sales tool for the first time, also for unexpected types of goods.
- To experiment with co-production initiatives: *Il Mercante in Fiera* was the second biggest selling game in 2006 with sales of more than 180,000 units in 3 months.
- To acquire and manage in the market **non-television brands** linked to the world of teenagers in order to operate as an all-round licensing agency.

Spain

Mediaset is the major shareholder of **Telecinco**, the Spanish television group that heads the television channel of the same name and which began broadcasting in 1990. Telecinco has played an absolutely determining role in the development of Spanish commercial television, becoming, in 1996, a point of reference in terms of scheduling, innovation and profitability. Today Telecinco is undisputedly **Europe's most profitable** television group. The company was listed on the Spanish stock exchange on 24 June 2004, and, already in 2005, it had earned inclusion in the selective **Ibex 35**, the index of Spain's top 35 listed companies.

From the first day of trading, the share price has more than doubled in value (EUR 21.57 on 29 December 2006), with a market capitalisation of EUR 5,323 million. Closing the year with a share price in line with that at its beginning (1.2%).

Telecinco Shareholding 31 December 2006


Market
36.9%
Mediaset
50.1%
Vocento
13%

In 2006, the Telecinco Group further improved on the already positive results of the previous year. **Consolidated net revenues** came to **EUR 997.5 million** (+7.1% compared with 2005). Operating profit for the period amounted to EUR 439.6 million (+6.4%). Operating profitability came to 44.1% (44.4% in 2005). Profit before taxation came to EUR 450.6 million (+6.9%) and **net profit** amounted to **EUR 314.2 million**, compared with EUR 290.3 million in 2005.

The Telecinco Group operates in Spain as an integrated television business and is active in the following areas:

- television advertising sales by the TV licence holder's sales company (Publiespana)
- advertising sales for third-party TV media non-TV media, both for the Group and third parties (Publimedia)
- analogue generalist television (Telecinco)
- press agency (Atlas)
- thematic channels broadcast in digital terrestrial (Telecinco Sport, Telecinco Estrellas)
- tele-shopping through the joint-venture Publieci Television

- internet through the joint-venture Europortal Jump
- digital satellite pay TV thematic channel (Factoria de Ficciòn) on Digital+ platform

Starting with advertising, what follows is a more detailed examination of the business areas.

Advertising

The television advertising market in Spain is Europe's fifth largest. It is second, after Italy, in terms of the proportion of total advertising revenues spent on television (according to Infoadex), 43.2% for traditional TV broadcasting. Compared with the Italian market, the competitive scenario in Spain is more fragmented. In addition to Telecinco, there is: the state broadcaster Televisione Espanola, with two channels (TVE 1 and TVE 2); a private commercial operator, Antena 3; and a federation of local broadcasters (Autonomicas) reunited under the logo La Forta and the digital platform Digital + with more than 2 million subscribers. At the end of 2005, these were joined by a new free-to-air, Cuatro, created following regulatory changes that have made it possible to convert the pay-satellite TV licence of Canal + into an analogue licence. During 2006 it is expected that broadcasts will begin from La Sexta, a new operator that has been awarded an analogue licence. Excluding local channel television advertising amounted in 2006 to EUR 3,089.2 million (+7.3% on 2005), while the total advertising market grew by +7%. The television **advertising sales** of the Telecinco Group once again reached record levels: **EUR 952.2 million** (+5.8% compared with 2005) and a market share of 30.9%, confirming its leadership position in the Spanish television advertising market. The result is due also to the company's ability to reach the audience band that is most appreciated by advertisers.

(Source: InfoADEX – net figures)

Media	2006		2005		Change
	ml./euro	share %	ml./euro	share %	%
Press	2,601.8	36.4%	2,460.3	36.8%	5.8%
Television	3,136.5	43.9%	2,920.0	43.7%	7.4%
Radio	636.7	8.9%	609.9	9.1%	4.4%
Outdoor	529.1	7.4%	493.9	7.4%	7.1%
Cinema	40.6	0.6%	42.9	0.6%	-5.4%
Thematic Channels	44.5	0.6%	31.4	0.5%	41.7%
Internet	160.3	2.2%	120.5	1.8%	33.0%
Total Market	**7,149.5**	**100.0%**	**6,678.9**	**100.0%**	**7.0%**

Generalist TV

Telecinco ended 2006 in first place for the whole year with an audience share of **21.2%,** consolidating its undisputed position as **Spain's leading commercial broadcaster**, after its historic overtaking of the state broadcaster TVE1 in 2004. Despite the entry of the new players Cuatro and La Sexta, Telecinco showed a higher level of stability in its ratings compared with other TV operators. Also in prime time, Telecinco confirmed its position as the country's leading channel with a **21.4%** share.

Telecinco is also leader in the commercial target of reference, which is made up of individuals in the 16 to 59-age range, belonging to the mid to high socio-economic class and resident in urban areas with more than 10,000 inhabitants. The channels share in 2006 came to 23.1% over the 24-hours and **23.7%** in **prime time**.

(Source: Sofrès)


24 HOURS - COMMERCIAL TARGET
% INDIVIDUALS SHARE
23.9
23.4
24.3
25.3
24.7
23.1
22.1
21.3
20.5
21.4
22.2
19.9
21.2
19.9
19.8
18.2
16.3
14.7
15.1
15.8
16.5
15.0
14.9
12.5
2001
2002
2003
2004
2005
2006
Telecinco
Tve
Antena3
Forta

Ratings results unequivocally show that Telecinco was Spain's most popular channel also in 2006. These results are the result of a scheduling policy based on an established mix of successful programmes and innovative original productions and the frequent use of the immediacy of live broadcasting.

Type	2006		2005		Change	
Film	696	7.9%	810	9.2%	(114)	-14.1%
TV Movies, Mini-series and Telefilm	726	8.3%	628	7.2%	98	15.6%
Cartoons	271	3.1%	224	2.6%	47	21.0%
Total Rights	**1,694**	**19.3%**	**1,662**	**19.0%**	**32**	**1.9%**
Quiz-game-show	882	10.1%	741	8.5%	141	19.0%
Sport	186	2.1%	141	1.6%	45	31.9%
Documentaries and others	3,395	38.8%	3,781	43.2%	(386)	-10.2%
News	1,797	20.5%	1,844	21.1%	(47)	-2.5%
Fiction	733	8.4%	527	6.0%	206	39.1%
Others	74	0.8%	65	0.7%	9	13.8%
Total Productions	**7,066**	**80.7%**	**7,098**	**81.0%**	**(32)**	**-0.5%**
Total	**8,760**	**100.0%**	**8,760**	**100.0%**	**-**	**0.0%**

In 2006 Telecinco further strengthened the trend towards in-house production, which rose to 80.7% of the total output. The main type of programme that characterises the Telecinco offer is entertainment.

Type	Total Production hours				
	2006	% incidence	2005	% incidence	Change %
Entertainment and talk show	2,417	54.3%	2,610	54.6%	-7.4%
News	1,462	32.9%	1,600	33.5%	-8.6%
Sport	162	3.6%	182	3.8%	-11.0%
Quiz/Game show	196	4.4%	199	4.2%	-1.5%
Soap and serial drama	116	2.6%	85	1.8%	36.5%
Serial Fiction	97	2.2%	102	2.1%	-4.9%
Total	**4,450**	**100.0%**	**4,778**	**100.0%**	**-6.9%**

Investments in rights

In 2006 Telecinco continued to pursue an investment policy for audiovisual rights, paying particular attention to type, with the aim of constantly feeding and maintaining the availability of TV product. In particular investments were concentrated on national drama series, which is one of the core elements in the current schedule and ensures high returns in terms of audience appreciation. On the basis of current legislation that obliges Spanish television operators to invest 5% of advertising revenues in Spanish and European film production, a number of important investments were made in high-quality productions through the subsidiary **Estudios Picasso Fabbrica de Ficcion SAU**. 2006 saw the theatrical release of "Alatriste" and "El Laberinto del Fauno", that met with unprecedented success: the two films were, respectively, the first and third most successful Spanish films during the year. International success, confirmed by the award of a number of prestigious prizes, culminated on the evening of the 79th Academy Awards ceremony with the award of 3 Oscars for El Laberinto del Fauno (best photography, best screenplay, best make-up) out of the 6 nominations received (the film was also nominated in the best foreign film, best original screenplay and best soundtrack categories).

The new digital world

During 2006 activities continued for the development of new digital technologies. Thanks to the Broadcast Centre, inaugurated in 2005 and working at capacity in 2006, Telecinco now has a digital platform able to distribute and receive digital content by satellite, fibre optic cable, and over mobile and DSL networks.

Following changes in the Spanish regulatory situation, Gestevision Telecinco, like other commercial operators, received licences for the free broadcast of two new digital channels, which have added to the simulcast broadcast on the DTT multiplex of the generalist channel, "Telecinco Sport", a channel dedicated to sports events and "Telecinco Estrellas", dedicated to the company's own in-house drama productions.

Also on the **mobile TV** front, Telecinco is a leading player in technological innovation. The experimental phase continued in 2006 along with the leading operators in the mobile phone sector in Spain's biggest cities. Further impulse is supplied by the internet, where the company's portal, Gruppo Telecinco.es, and the news site informativostelecinco.com are at the top of their respective categories in terms of popularity.

International advertising

In the context of an advertising market that is increasingly international in its outlook and which has been characterised in recent years by concentration and a continuous shift in the decision centres, the Mediaset Group has entrusted **Publieurope Ltd.**, a company founded in 1996, with the task of organising an adequate response to the European market and the aim of generating additional revenues deriving from:

- the development of new business in other countries;

- constant contact with the headquarters of multinational clients.

The beneficiaries of these activities are first of all the group's channels – Canale 5, Italia 1, Retequattro and Telecinco – but also those other channels that have commissioned Publieurope to sell their advertising space outside their national borders.

In fact Publieurope has developed over the years an articulated portfolio of media clients which makes it possible to offer international advertisers, in addition to the group's channels, the German channels **Pro7, Sat 1, Kabel 1, N-24** and **DSF**, which together account for around 30% of the German audience, and Britain's **Channel 4**, which gives advertisers access to around 15% of the UK's commercial audience.

The portfolio of products is completed by the magazine titles of Mondadori Pubblicità and by new forms of advertising, such as the Group's digital and thematic channels, the various internet sites, Mediavideo and a range of initiatives linked to sport.

The sales activities, which are run from offices in **London, Munich, Paris** and **Lausanne**, with the active cooperation of Publitalia '80 and Publiespana, has generated very satisfying results that consolidate the trends of recent years. Nevertheless, given the nature of the activities conducted by Publieurope, its contribution to the group's results are not immediately perceivable if considered autonomously, in that, of the significant revenues generated by Publieurope – around 60% of which are for the group's channels and other media – the advertising sold to international clients is generally invoiced directly by the respective national sales companies.

In particular, in 2006, of an overall volume of business that generated around **EUR 130 million** (of which 60% was for the group's channels and 13% for Mondadori), the company generated margin contribution worth EUR 7.2 million, and pre tax profit of close to EUR 3 million.

Human resources are the underlying value of the Mediaset Group in terms of the intellectual assets, growth potential and business development.

This centrality is manifest in the management and development and in the support initiatives for human resources that have been implemented in recent years.

The Mediaset Group has historically always encouraged professional development from within rather that looking outside to fill key positions within the organisation.. This choice is consistent with both the special characteristics of the professional roles and a highly distinctive corporate culture.

In this context, it is therefore fundamental to ensure:

- the effectiveness of selection, in order to ensure the recruitment of young staff with high individual potential;
- control over career development, also through internal mobility, to encourage people to grow and take on roles that correspond to their professional characteristics;
- the building of loyalty to facilitate excellent performance levels and the demonstration of growth potential;
- investment in professional and managerial training to develop the distinctive competences of the business.

Composition of personnel

The contract staff of the companies of the Mediaset Group as of 31 December 2006 totalled **5,839** (5,844 in 2005).

The company's contract staff in Italy went from 4,644 (of which 4,453 were permanent staff) to **4,635** (of which 4,506 were permanent staff). Turnover remained low (1.7% in 2006, in line with the figure for 2005). The Mediaset Group's human resources in Italy are largely concentrated in the **Milan area**, which accounts for **67%** of the total and is distributed in the centres in Cologno Monzese, Segrate and Lissone.

Geografical Breakdown employees ITALY (T.I.)	2006	%	2005	%
Milan	3,045	67.6%	2,992	67.2%
Rome	961	21.3%	952	21.4%
Other Officies	500	11.1%	509	11.4%
Total	**4,506**	**100.0%**	**4,453**	**100.0%**

In terms of age and average length of service, figures confirm the company's commitment to staff loyalty and sustain the attention it gives to retain professional skills built up over time, in particular in areas where competence is linked to experience.

Staff Breakdown by role - ITALY	2006	%	2005	%
Executives	323	7.0%	318	6.8%
Journalists	356	7.7%	364	7.8%
Managers	741	16.0%	719	15.5%
Clerical Staff	3,215	69.4%	3,243	69.8%
Total	**4,635**	**100.0%**	**4,644**	**100.0%**

ITALY: Average age and seniority	Average age		Average seniority	
	2006	2005	2006	2005
Executives	46.0	47.0	15.0	16.4
Journalists	45.0	44.0	11.0	10.3
Managers	45.0	44.0	16.0	15.5
Clerical Staff	42.0	41.0	15.0	14.2
Total	**43.0**	**42.0**	**15.0**	**14.0**

On 31 December 2006 there were also 24 people working mainly at the London office, on the staff of Publieurope International Limited and 1 person at the Luxembourg office of Mediaset Investment Sarl.

In **Spain** contract staff of the companies of the Telecinco Group on 31 December 2006 totalled **1,179** (of which 1,158 were permanent staff) compared with 1,173 in 2005 (of which 1,152 were permanent staff).

The staff involved in Telecinco's television production is concentrated in Madrid. The staff of Publiespana and the news agency Atlas also operate from Barcelona, Alicante, Seville and Bilbao.

Geografical Breakdown employees SPAIN (T.I.)	31/12/2006	%	31/12/2005	%
Madrid	1,094	94.5%	1,094	95.0%
Barcellona	26	2.2%	25	2.2%
Other Officies	38	3.3%	33	2.9%
Total	**1,158**	**100.0%**	**1,152**	**100.0%**

The age and average length of service of the Telecinco Group shows a young and dynamic profile and loyalty to the company is particularly high.

TELECINCO GROUP: Average age and seniority	Average Age	Average Seniority
Executives	42.2	10.1
Journalists	36.4	6.8
Managers	41.1	11.8
Clerical Staff	37.6	10.2
Total	**38.1**	**9.8**

Human resources are one of the critical factors in the success of the Telecinco Group. In this regard, also in 2006, the policy aimed at valorising the people who have developed within the company continued in the creation and production of television content. Training plans have been implemented which aim to develop the creative and management skills, improving knowledge of information systems, English courses, the use of new technologies, the prevention of risk in the workplace and support for individual initiatives.

It is the figures that show, also in 2006, the policy of equal opportunities of the Telecinco Group, in line with what has been achieved in Italy by the Mediaset Group. There is a significant presence of women at all levels of responsibility in the company.

Staff Breakdown by role (T.I.)	2006			2005		
	male	female	%	male	female	%
Executives	70	24	25.5%	58	10	14.7%
Journalists	48	62	56.4%	45	63	58.3%
Managers	32	42	56.8%	56	50	47.2%
Clerical Staff	479	401	45.6%	477	393	45.2%
Total	**629**	**529**	**45.7%**	**636**	**516**	**44.8%**

Staff qualifications and career paths

The Mediaset Group encourages internal development by offering staff training opportunities to develop their skills, both specialist and professional, as well as managerial and behavioural. The company also recognises the increased professional value of staff through the assignment of new roles with greater responsibility and consequent contractual adjustments.

Selection and recruitment

The Mediaset Group's policy of encouraging professional development within the company is made possible by the attention given to the **recruitment process** which aims to ensure that the young talent entering the company has the appropriate qualifications, competences, attitudes and motivation. The selection process is facilitated by the wide appeal that the company enjoys among both young people and also the more experienced. In fact the number of unsolicited CVs received in 2006, both on paper and via email, was around **10,300** (in line with the number received in 2005). During 2006, around **1,000** candidates were interviewed (+30% on 2005) for specific opportunities and training internships. The company's cooperation with a number of universities has made it possible for an increasing number of young people to take part in work experience programmes (in 2006 there were **179** internships).

Equal opportunities

The Mediaset Group supports equal opportunities, as can be seen from the proportion of women on the staff (43%, the same as in 2005) and the presence of women at all levels of the company.

Staff Breakdown by role (T.I.)	2006			2005		
	male	female	%	male	female	%
Executives	254	67	21.2%	250	66	20.7%
Journalists	180	138	42.1%	173	136	42.0%
Managers	407	333	43.7%	397	321	42.0%
Clerical Staff	1,719	1,408	45.2%	1,711	1,399	45.5%
Total	**2,560**	**1,946**	**43.0%**	**2,531**	**1,922**	**43.0%**

Services for staff

For the third year running, the development has continued of the activities of **Mediacenter**, an exclusive space where employees of the Mediaset Group can benefit from a range of services,

without having to leave the company buildings. These services concern personal care and family support services such as infant day-care; a bank; post office; bookshop; mini-market; travel agent; pharmacy; fitness centre; medical centre; restaurant, bar, sandwich bar, laundry and repair services as well as a shopping area. In October 2006 a second service area was opened in Rome at the Elios production centre, where 4 new services have been added to the 14 already in operation at the Cologno Monzese headquarters in Milan. The four new services are: bookshop, mini-market, shopping area (where every week different trades people offer their goods) and the medical centre which is run in cooperation with the Policlinico Gemelli, where, on a rotating basis, specialist tests can be carried out. Moreover, during 2006, special arrangements were made with 4 leading banks, 2 insurance companies and 110 retailers with outlets in Milan, Rome and the areas of the Mediaset Group's other regional offices.

Safety in the workplace, prevention and assistance

Initiatives during 2006 for the safeguard of the health and safety of employees in the workplace included: the implementation of a Health Plan through controls involving 670 check ups and eye tests; free anti-influenza vaccinations for all employees; workplace environmental checks conducted by the heads of the Prevention and Protection Service and specialised medical staff; training updates for the staff of the Prevention and Protection Service in compliance with the most recent norms; training for the video library and the Logistics Area staffs; fire drills and evacuation procedures; the publications of pamphlets on the risks for specific categories of workers (e.g. working mothers) and safety updates on the corporate intranet; the updating of safety manuals in line with recent legislation; constant attention, in terms of workplace management, to aspects related to safety and relative controls, including the management of tenders; environmental analyses with the measurement of chemical and biological pollutants microclimates, electromagnetic fields, radon gas, ionising radiation, noise, illumination, safety measures at Elettronica Industriale plants with the investment of EUR 500,000 for single interventions across the country. The project, begun in 2005, for the creation of a standard micro-plant (to replace the numerous existing plants across the country) continued with the start-up pf 6 new structures.

Training

During 2006 the main training initiatives undertaken by the Mediaset Group in recent years were consolidated. In particular, the revision of the training policy was continued, especially for young graduates and middle management. This has led to a focus on three macro areas and objectives: the transfer of managerial skills, a passion for television, intellectual curiosity and an open-ness to the outside world. A more explicit attention to issues of more direct impact on the television business has made it easier to make a greater use of internal resources as trainers, also with a view to valorising existing competences and accumulated experience.

The main initiatives included:

- Young graduates project: the new training path, launched in November 2005 with an introductory workshop and a seminar presenting the company and fully implemented within a year.

- Middle-management training: Starting in January 2006, this new project for middle-managers involved new recruits and recently promoted managers in seminars on managerial issues such as economics and finance, strategic marketing and negotiating, as well as subjects more strictly connected with the television business.
- Executive training: initiatives in executive training also continued in 2006 with involvement in Master's courses and external inter-company initiatives and the offer of in-house training paths. In particular, during the year the forth and fifth editions of the Managerial Training Course for Group managers were held (a 12-day residential training course, focusing on the development of leadership).
- Parallel scenarios: the third edition of a programme of events was held for senior management of Mediaset, RTI, Videotime and Elettronica Industriale. A consolidated initiative that offers the possibility of participating in meetings on issues closely related to the company's business or innovation, with the objective stimulating intellectual curiosity a breadth of vision and a capacity to innovate. The 2006 programme was focused on "innovation", and involved high-profile trainers from the academic, institutional and business worlds.
- Training Catalogue: since 2006 Mediaset's training activities have been expanded with a new programme of courses aimed at improving effectiveness and professional skills that can be used to build ad hoc development paths. The programme constitutes a permanent training offer the context of which will be revised in accordance with changing needs inside the company in line with a logic based on two main characteristics: personal effectiveness and effective roles.
- Development of personal and technical-professional skills and area training: activities specifically designed for both individual professional areas and single corporate structures. The aim is to develop technical competences such as relationship management, in the sense of empowerment, teambuilding and an ability to adequately manage inter-functional relations.

Specific initiatives have been organised for the staff of the commercial area such as:

- training for new recruits aimed at providing an overall and organic view of the production cycle for the correct management of sales activities;
- inter-functional seminars for managers on the contemporary business world, TV and communication media;
- projects on organisational behaviour with focused sessions aimed at developing and improving personal and professional skills;
- development of negotiating and relational skills for staff engaged in commercial and sales activities and the coordination of complex projects;
- projects based on professional knowledge and building incentives for continuous updating of knowledge relevant to the evolution of managerial and administrative issues.

In 2006 the company's e-learning platform became fully operational, with access through a special section of the company intranet site, that includes: courses for Microsoft Office (Word, Power Point, Excel, Outlook) available for limitless consultation, updates on recent regulatory issues (privacy, safety and administrative responsibilities), courses on company procedures and an English language course.

Total training hours, by type:

Training Hours	**2006**
Managerial	11,036
Professional	11,794
On-line classes	2,642
Linguistics	11,124
Total	**36,596**

External initiatives

2006 saw the continuation of training initiatives aimed at individuals that are not employees of the company, based on skills related to the world of commercial television.

In particular:

- **Campus Multimedia In-Formazione**: the Campus Consortium was created by the Mediaset Group and Milan's IULM University (*Libera Università di Lingue e Comunicazione*) with a view to creating an area of excellence for the training and research in the area of the digital economy, media and communications, as well as in the different sectors involved in technological innovation.

The characteristic of these activities is a concrete integration between academic training, applied research and business quality.

Multimedia, communications and economic subjects form the backbone and distinctive nature of the Master del Campus.

Options covered in 2006 included:

- Master in Journalism: a training course in professional journalism in which IULM and Mediaset combine their skills in communications and news. Recognised by the National Association of Journalists as a training centre, this Master aims to provide young journalists with the professional skills and cultural and multimedia competences that will allow them to work in a range of specialised areas, producing content for a range of platforms. The two-year course, that is restricted to 15 students, involves classroom and laboratory training and a multimedia programme. The unique and qualifying component in the panorama of journalistic training in Italy is the technological laboratory organised and managed by the Consortium, which makes extensive use of professional skills made available by Mediaset;

- Master in Management Multimediale (MIMM): an 12-month course for 20 graduates, designed to train mangers for multimedia organisations, a profession that demands a command of a range of skills. In fact, in this sector, the interaction between managers and an understanding of the different perspectives used to make decisions in a corporate context are fundamental prerequisites for success. The course therefore has a multi-disciplinary and operational approach: examining strategy, organisation, marketing, finance, accounting and control, all of which are integrated with more detailed notions concerning technological innovation, communications and law. An important role is played by exercises, research laboratories and corporate case histories, which make it possible to apply to concrete issues the inter-disciplinary knowledge acquired, with an emphasis on the development of analytical skills. This Master's course is run in conjunction with a number of prestigious Italian and foreign universities. The corporate sponsors for the 2005-2006 edition were: Cisco Systems, Enterprise Digital Architects, Medusa, Mondadori, Monte dei Paschi di Siena, Sony, TXT e-solutions and Wind.

- **Master Publitalia '80**: active since 1988, the Master Publitalia programme is now an established feature of the advanced study options open to young graduates looking for a career in marketing, communications and with a particular attention to the business world and the consumer goods sector.

The course has a high success rate in placing students in companies after they have completed a course that aims to train a group of graduates with excellent academic records, an excellent knowledge of English and good managerial potential, through a 13-month, full-time course, most of which is in the classroom with the remainder consisting of training experience with sponsor companies.

- **Communications and New Content Laboratory**: this initiative, run by Maurizio Costanzo, is based in Rome at the Elios studios and aims to train the most important professional figures for television.

The laboratory is focused on two areas:

- the Television school aims to offer training, with 6-month courses, for specifically television-based professions. In 2003 and 2004 this included the training of : scriptwriters, directors and the authors of entertainment programmes; while in 2005 (12 students) and 2006 (15 students) focused on creative producers;

- the Television language research laboratory, was created to examine how the development and changes in new technologies (in particular DTT, the internet, DVB-H) affect the language of television.

A commitment to culture and society

Mediaset's social commitment was confirmed in 2006, thanks to the activities of Mediafriends ONLUS (a not-for-profit socially useful organisation) that was established three years ago, in cooperation with Mondadori and Medusa. The association has the task of creating, implementing and promoting events aimed at collecting resources for charity and the financing of targeted projects in Italy and around the world and building public awareness about initiatives in favour of health, the environment and old people.

In February 2006 the third edition of La Fabbrica del Sorriso collected EUR 4 million in aid of 4 big projects and 12 small or medium-sized projects in favour of children in Italy and around the world.

On 27 May 2006 a special episode of *Chi vuol essere milionario*, presented Gerri Scotti, was broadcast during which all of the prize money, which came to EUR 156,000, was donated for the construction of an orphanage in South Africa and the creation of a play centre at the Gaslini Hospital in Genoa.

With the help of the programme *Il Migliore*, Mediafriends has also organised health programmes for children in Africa.

Mediafriends also runs a weekly slot dedicated to the problems of old people as part of the programme *Vivere Meglio*.

In November, Mediafriends, in cooperation with the science magazine *Focus*, produced and promoted a Calendar for the Forest which was sold along with the November issue of the magazine and the proceeds of which were devolved to a project to safeguard and protect the Amazon forest.

In December, with the involvement of a range of Mediaset stars, an illustrated book of fairy tales "Un Sorriso Grande come il Mondo" was produced. The proceeds were devolved for the building of a "Casa del Sorriso" to supply medical assistance and schooling for the street children of Danang in Vietnam.

2006 also saw the inauguration, at the V.Buzzi hospital in Milan, of the first stanzAllegra. A support programme developed by Mediafriends for Italian children's hospitals that foresees, for each structure, the creation of a recreational space (television, internet access, DVDs, books...) for young patients. So far the so-called stanzAllegre (which means happy room) have been set up at children's hospitals in Genoa, Ancona and Naples.

Cultural initiatives

2006 also saw the continuation of Mediaset's commitment to the promotion of arts and culture, both through the sponsorship of events and directly managed initiatives, such as the film restoration programme **Cinema Forever-Dedicated to Carlo Bernasconi**.

Launched in 1995 with the aim of saving some of the masterpieces of Italian cinema otherwise destined to be lost as a result of the degrading of the film, in ten years Cinema Forever has given new life to 21 films by directors such as De Sica, Fellini, Pasolini, Rossellini, Duvivier, Gallone, Germi and Pietrangeli, names that have made Italian cinema renowned around the world. Between 1999 and 2002, fifteen of the restored films were donated by the Mediaset Group to the Museum of Modern Art in New York in order to enrich, with prestigious titles from the Italian cinema, one of the world's most important film archives.

Special note should be made of the editorial series **Link**, produced by the RTI Marketing Department. In 2006 the periodical "Link – Ideas for television" was sold through bookstores, with a special dossier on Football and TV and a special issue was entirely dedicated to digital TV with the title "Mediamorfphosis – the transformations of digital TV as seen by leading players", edited by Federico di Chio.

On the sponsorship front, among other initiatives, Mediaset has been involved with, "**Aperitivo in concerto**", "**Mostra del libro antico**", and the "**Premio Cenacolo**".

For over twenty years Mediaset supports and organises at Milan's Teatro Manzoni the concert series *Aperitivo in concerto*. An initiative that has attracted international attention for its commitment to the most innovative and captivating examples of contemporary musical creativity: from jazz to experimental music, and from ethnic traditions to the so-called "music on the edge".

Spain: the growing importance of Telecinco in the Spanish media world brings with it a growing social responsibility for the group. Since December 1999, Telecinco has run an original project aimed at building viewers' awareness on 12 areas of social interest. In its fifth edition in 2005, the initiative, which is known as **12 meses, 12 causas**, allows Telecinco to be considered the Spanish broadcaster that pays the highest level of attention to social values, according to the listing compiled by the "Fundacion Empresa y Sociedad", which analyses corporate social responsibility. For "12 meses, 12 causas", the channel makes available programming and spots on the theme of the month and the offer, during different programmes, of opinions and background. Since 2005 Telecinco has promoted the initiative dedicating a section of its web site and promoting joint initiatives with editorial titles and organising for the second consecutive year the "Premios Telecinco 12 meses 12 causas" that awards individuals and companies that have distinguished themselves by their humanitarian efforts.

Mediaset and minors

Mediaset's adherence to the Television's self-disciplinary code for the protection of minors, which was established in November 2002 by the Italian Ministry of Communications, is an established element in a consolidated approach to the importance of the relationship between television and minors, which has been in practice since 1993, when the company implemented its own "Self-regulatory code" and signed up to the "Code of conduct in relations between TV and minors" promoted by the Cabinet Office in 1997.

In conformity with the new document, Mediaset has confirmed its commitment to:

- dedicating special attention to the **protected time band** (16.00-19.00) with a rigorous control of all content broadcast (programmes, advertising, trailers, promos) and with programming specifically designed for minors on at least one of the three channels;
- reinforcing controls on prime time programming through the coordination of schedules in the early evening in order to ensure – on at least one of the three channels – the broadcast of programmes suitable for **family viewing**;
- consolidating, alongside the usual symbols, efforts aimed at providing clear information about programmes (e.g. through "labels" at the beginning of programmes or special editions of news bulletins) and to highlight in an immediately clear manner – during transmission – the target audience (with banner headlines after each commercial break).

Following these guidelines, Mediaset has launched initiatives to standardise and make more systematic a range of operational procedures already in place (content evaluation criteria, the adoption of a symbol system) and is **committed to building awareness** among professional resources involved (from production to broadcast, from editorial to schedule coordination) in content and the effects of the Code, and, on the other hand,, the audience at home to ensure a more aware use of television.

Alongside constant efforts to build child-compatible schedules (which are particularly concentrated on Italia 1, with space and fixed appointments for minors), Mediaset supports a series of annual **special events**, that bring the world of adolescents and young adults to the world of mass media (above all, the **Giffoni Film Festival** and **Ciak Junior**) and regularly promotes **studies and research** aimed at focusing on a series of relevant concerns about the relationship between TV and minors, in an effort to enrich the debate about the issue.

As well as looking at traditional schedules, Mediaset is also concentrating its efforts on the digital terrestrial front, with the channel for children, kids and families, **Boing!**, which is broadcast free 24 hours a day with a minimum proportion of advertising. Boing! Is also engaged in events around the country especially targeted at children and above all in educational initiatives on **audiovisual languages** (of particular note, the Videoimparo project, now in its second edition, that address this issue at more than 1,400 schools across the country).

Telecinco has adhered to the **Convenio de Segnaletica**, which obliges broadcasters to identify programmes according to suitability for age ranges. Programmes aimed at an adult audience are identified by a red visual signal accompanied by an audio signal; programmes that are forbidden for children under 14 have a yellow symbol, while programmes that are suitable for all ages have no symbol. There is no symbol, meanwhile, for programmes aimed at all ages.

MEDIASET GROUP

2005 Consolidated Financial Statements

Directors' Report on Operations

The consolidated financial statements have been translated from those issued in Italy, from the Italian into English language solely for the convenience of international readers.

Summary of Group's results

Here below is a summary of Mediaset Group's financial highlights as of December 31, 2006 including a comparison with 2005 results.

- **Consolidated net revenues** made for **EUR 3,747.6 million**, a 1.9% increase against EUR 3,678.0 million of the previous year;
- **EBIT** amounted to **EUR 1,036.6 million**, decreasing by 16.7% against EUR 1,244.1 million of the same period of the previous year, net of amortisation and depreciation equal to EUR 885.7 million against EUR 808.7 million as of December 31, 2005. The decrease in EBIT was mainly due to EUR 43.1 million relative to the non-recurrent profit registered as a result of the transfer of the 1.9% stake held in Gestevision Telecinco. **Operating profitability** dropped from the record level of 33.8 achieved in 2005 to **27.7%**, it was still the best performance at the corporate consolidated level among continental broadcasting companies;
- **Earnings before tax and minority interests** equalled **EUR 1,019.6 million,** a 15.2% decrease against EUR 1,202.2 million registered in 2005;
- **Net profit** for the Group totalled **EUR 505.5 million,** dropping from EUR 603.4 million the previous year;
- As of December 31, 2006 the Mediaset Group had **5,839** employees in the companies included in the consolidation area (5,844 employees as of December 31, 2005);
- The **consolidated net financial position** increased from EUR -358.0 million in 2005 to EUR **-568.3 million** as of December 31, 2006. In 2006, **cash flow generation** from Group's operations, excluding gains and losses from equity investments, Treasury shares and dividend payouts, totalled EUR **363.6 million** against EUR 507.3 million for the preceding year. This difference was mainly due to higher outlays for approximately EUR 175 million as compared to the previous year as a result of strategic investments relative to the acquisition and development of digital broadcasting networks and the acquisition of the options on encrypted rights for the games of the leading Italian "Serie A" teams for the 2009/2010 season. Net of the aforementioned components, the cash flow generations from Group's operations in 2006 posted a better performance against the previous year.
- **Mediaset S.p.A.**, the holding company, which, in compliance with Italian Law Decree n.38 of February 28, 2005, for the first time drew up its 2006 financial statements in accordance with IAS/IFRS international accounting principles, registered a **net profit** of **EUR 522.4 million** against EUR 595.1 million of the previous year, as re-classified for comparison purposes based on the implementation of the new accounting principles.

Evolution of operations by geographical areas: Italy

In **Italy**, the **consolidated net revenues** totalled EUR **2,751.5** million, a 0.1% increase against the previous year; **EBIT** equalled **EUR 597.1 million** against EUR 828.7 million as of December 31, 2005; before the capital gains resulting from the transfer of Telecinco stake in the two accounting periods, EBIT amounted to EUR **595.7 million** against EUR 787.8 million in 2005, while operating profitability dropped from 28.7% in 2005 to **21,7%** in 2006.

The downturn in the economic margins relative to the operations in Italy was mainly attributable to the lower result generated by **free to air television activities** in a year strongly impacted, both in terms of television advertising revenues and the consequent effects on policy and the cost of publishing products, by events such as the political elections, the World Football Championship in Germany and the Winter Olympic Games in Turin. The latter two went, in fact, to the benefit of RAI and Sky as a result of the rights they had acquired.

In particular, ***gross revenues from advertising on Mediaset networks*** made for EUR 2,850.0 million in 2006, dropping 3.6% from the previous year. In addition to the aforementioned factors linked to the general economic situation, in 2006 television advertising collection was also certainly impacted by the acceleration of some phenomena that characterised the cyclical nature of the television advertising market. In fact, while on one side there was a higher diversification of advertising investments in order to counter the increasingly aggressive competition and market penetration of the new technological platforms, on the other there was the ongoing stagnation, with some exceptions, of the "consumer product" segment, which accounts for almost a third of television advertising investments on Mediaset networks.

Television costs in 2006 rose by 4.2% following the strong increase registered in the first part of the year in relation to products such as the "Il Grande Fratello" reality show and the production of the "Serie A" Sunday football programme, which were not included in the programme scheduling of the same period of reference in 2005. Instead, costs in the second half of the year increased moderately, despite the significant investments in productions aiming at renewing and enhancing the offer for sports entertainment, information and debates. As matter of fact, the increase in television costs was equal to 2.8% in the second half of the year, while in the last quarter the overall amount of television costs even dropped as compared to those registered in the same period of reference in 2005. The Mediaset networks also registered a significant increase in audience share for the 15-64 year old target group in the fall season. In particular, Canale 5 won the national leadership for this target group.

In terms of ***audience shares,*** the Mediaset networks achieved a comprehensive 2006 average Prime Time audience share equal to 40.6%. Particularly positive were the results achieved in relation to the 15-64 year old commercial target, which is the most attracting to advertisers. Mediaset consolidated its structurally strong position in relation to this target group with an average audience share of 42.6% in Prime Time and 42.5% and 42.3% in 24 Hours and Day Time, respectively.

Breaking down audience share by single network, **Canale 5** registered a 22% audience share in Prime Time and in relation to the 15-64 year old commercial target group the network confirmed its absolute leadership in all time brackets: 22.7% in the 24 Hours, 22.4% in Day Time and 23.7% in Prime Time.

Italia 1 confirmed its position as the third Italian network with a 12.7% audience share for the commercial target group in the 24 Hours and first among young viewers, registering a 26.1% audience share for the 4-14 year-old target group and 27.5% audience share for the 15-19-year-old target group in the 24 Hours.

Finally, **Retequattro** again confirmed its third position in 2006 among a more mature audience (over 65) with 11.9% of audience share in the 24 Hours, consolidating its strategic leadership on this target group.

In 2006, Mediaset continued its focus on the evolution of the technology and market starters in the last two years, consolidating its presence in the segments ancillary to its core business with various initiatives connected to the development of **digital terrestrial television** (network operator, pay per view, multichannel), by implementing a strategy of diversification and business extension leveraging on its proprietary publishing and technological assets and massive investments, with the aim of generating new sources of income along with the revenues derived from the Company's traditional advertising collection activities.

Despite the positive trend in revenues, the costs generated by the investments made in relation to the acquisition of television frequencies and premium contents still penalised 2006 results relative to these new areas of activity, since all of them are still practically in a start-up stage and strongly dependant on the potential growth and penetration of digital terrestrial television.

Pay per view television operations posted extremely positive sales results in the first complete year of activity. Approximately 1.1 million prepaid rechargeable cards were sold and about 4.1 million scratch cards, entered together under "Revenues from the sale of prepaid and scratch cards" item for a total amount of EUR 84 million against EUR 36 million of the first complete year of activity. This was an exceptional result also in consideration of the relegation of Juventus F.C. to "Serie B" and the club's exclusion from Champions League competition.

Based on the agreements stipulated between the end of 2005 and 2006, Mediaset bought the encrypted rights relative to the games of the leading Italian football teams through the 2008/2009 season and holds an option for the following season. These investments will enable Mediaset to satisfy the demand of over 70% of Italian football supporters for the upcoming years.

In addition to the digital terrestrial television exploitation, the rights acquired by Mediaset also included the rights to broadcast these contents on other platforms, such as the innovative DVB-H technology, in which Mediaset already plays a leading role in terms of content provider according to the agreements entered into with Tim and H3G in rela-

tion to the non-exclusive sale of television and premium programmes for the offer of digital terrestrial television on mobile phones.

In this specific segment, in 2006 Mediaset also took on a leading role as network operator. Following the network operator authorisation issued on March 16, 2006 the Elettronica Industriale S.p.A. subsidiary completed the acquisition of Europe TV network, as established in the agreement signed at the end of 2005. Equipment and frequencies were subsequently digitalised and, based on the agreements entered into with Italy's major mobile phone operators, dedicated to the development of a new open platform that started broadcasting mobile digital television by using the innovative ***DVB-H*** technology in the second half of 2006. This was the first, unprecedented, offer of mobile television in Europe.

Evolution of operations by geographical areas: Spain

In **Spain**, after a year characterised by significant innovations, including the final introduction of two new analogue television channels, the entry of new television operators broadcasting important sports events and the ongoing development of the digital terrestrial platform, **Telecinco**, thanks to its still positive financial situation, maintained and strengthened its leadership, improving all the major performance indicators (audience share, advertising collection, SE capitalisation) and posted its best-ever results for the account period ended as of December 31, 2006.

In 2006, Publiespana's **net revenues from advertising** recorded EUR 922.8 million, a record target showing a 6% increase against 2005. As a result of this extraordinary result, Publiespana and its Publimedia subsidiary solidified their positions as the leading advertising sale houses in the Spanish television advertising market with a 30.9% market share.

The considerable surge in revenues from advertising was also due to the excellent ***audience shares*** achieved. In 2006, Telecinco proved to be the most popular channel in Spain (for the third consecutive year), with an average audience share of 21.2% in the 24 Hours and of 21.4% in Prime Time. For the eighth consecutive year Telecinco also confirmed its leadership with the 16-64 commercial target group reaching a 23.1% audience share in the 24 Hours and 23.8% in Prime Time.

The increasing trend of revenues along with a stringent cost control policy enabled Telecinco to reach an **EBIT** of **EUR 439.6 million**, a considerable improvement against EUR 413.3 million registered in 2005. **Operating profitability** equalled **44.1%** down from 44.4% in 2005, but still the highest among all the European broadcasters.

In 2006 the world economy posted new records, consolidating with a 5.2% growth the positive trend of the last years. China and India were the two countries which most contributed to the expansion at the international level with a growth rate close to 10%. The optmism of market players was corroborated by the lower tensions on crude oil prices and the partial cancellation of feared US economy disruptions.

After the positive performance of the first months of 2006, US GDP slowed down in the last quarter, registering a 3.3% annual growth against 2005. The favourable labour market conditions and the increase in public spending and consumption of non-durable goods mitigated the general economic situation vis-à-vis the progressive weakening of the real estate market and of the new, though limited, Federal Reserve rate increases.

Promising signs came from Japan, which seemed to have come out of its long economic stagnation and from EU countries, which posted an average increase in GDP of +2.9% in 2006, which was mainly driven by Spain (+3.8%) and Great Britain (+2.7%). Despite the slowdown expected for 2007 following the announced enactment of a more stringent tax regulation, Germany (+2.7%) is expected to become one of the leading countries driving the European economy, with a lower unemployment rate and renewed industrial production competitiveness. The situation in France (+2.0) and Italy (+1.9%) is still uncertain, though their performance is currently showing signs for a slow recovery.

In Italy, the moderately optimistic economic scenario is corroborated both by the trend of household consumption, which rose at rates very close to inflation (2%) and the increase in investments made by companies (+3,2%). In particular, household consumption included purchases of durable and semidurable consumer goods as well as a significant increase in services, while non-durable goods confirmed their negative trend.

Public Administration's net debt equalled 4.4% of the GDP, not close to the 3.0% limit imposed by the European Stability Treaty, while unemployment (6,8%) remained in line with the average rate of the Euro area. Finally, the consumer price index rose by 2.1% reflecting the increase in oil product prices compensated by limited price increases in consumables.

Italian Bill n. 1825 establishes the provisions regulating the television sector in the stage of transition to digital technology

The enactment procedure was started with hearings between the parties involved and the "Legislative Committees" (VII Culture, science and education and IX Transport, Post and telecommunication).

Mediaset's hearing before said Legislative Committees was held last February 20, during which the Company submitted a paper underlining the unconstitutional aspects of the proposed law and its failed compliance with the European directives in the matter of advertising and competition.

Mediaset also pointed out the bill's conservative approach, which did not at all take into account either the technological progress currently under way or the radical changes in the telecommunications and television.

The harshest criticism of the proposed law pertained to the evident inability of the provisions included to open the sector to third operators, as proposed, and the equally evident orientation towards a potential milking of of television resources without providing any benefits to users or new economic players.

Last but not least, it is worth mentioning that also Mr. Catricalà, President of the Antitrust Authority, also expressed his criticism of the aforementioned bill.

The indicated weak points and inconsistencies do not permit any reliable projections, either in terms of the time required for the bill's ratification or in terms of its regulatory content, which would become effective upon the completion of the relevant procedure. As a result, in drawing up these financial statements, no contingency plan was developed for the purpose of verifying the possible recovery of the value of the corporate assets.

European Commission resolution C52/2005 in the matter of state subsidies for the cost of digital decoders

The European Commission gave its opinion on January 24, 2007, defining State Subsidies pursuant to Art. 87 of the Treaty, a financing granted in 2004 and 2005 and included in the relevant Budget Laws, relative to the purchase of digital terrestrial decoders and wire by consumers.

In addition, the European Commission established that Mediaset was one of the major beneficiaries and ordered the implementation of a reimbursement procedure by the Italian government. In our opinion, said procedure faces validity problems with specific reference to the following items:

- Consistency with community policies supporting digital system development through open and interchangeable European standard accessible to all citizens;
- The non-existence of discriminatory content to the detriment of the satellite platform.

Moreover, the identification of Mediaset/RTI as one of the beneficiaries of said state subsidies is baseless, given the fact that the Company only provided an advantage to consumers. Said decision will therefore be consistently appealed.

Activity of the Supervisory Authority (AGCOM)

The dispute relative to the penalty - equal to 2% of the turnover - levied by the Supervisory Authority from RIT S.p.A. and Publitalia '80 S.p.A. in the matter of predominating positions, pursuant to Italian law 249/97, was settled in favour of the companies and the corresponding penalty was cancelled.

It should be noted that the Council of State, which said Authority had turned to in order to challenge the decision relative to the cancellation of the penalty by the TAR (Regional Administrative Tribunal), confirmed the decision made by said Regional Administrative Tribunal.

Sale of advertising on digital terrestrial television

Starting from March 7, 2006, R.T.I. S.p.A. identified, pursuant to resolution 136/04/Cons, Promoservice Italia S.p.A. as a separate advertising sale house for advertising collection and services for the networks operating in the Mediaset Group digital terrestrial mode.

Below is the analysis of the Group's consolidated income statement, balance sheet and financial position in compliance with IAS 14 in the matter of sector-specific reporting. Group results are broken down by geographical areas – Italy and Spain – identified as "primary segment" and by business segment, identified as "secondary segment".

In relation to the latter, as already indicated in the quarterly Reports on Operations for 2006, starting from this fiscal year and subsequent to the relevant investments made for the development of digital multiplex and the Company's corporate/organisational clear orientation validated by Elettronica Industriale S.p.A.'s authorisation given on March 16, 2006 to act as network operator at the Italian national level, *network operator* activities were analysed separately. In fact, in the past they were included under Italy's TV core operations. Sector data regarding the same period of reference in the previous fiscal year were consistently reviewed for comparison purposes.

The balance sheet, the income statement and the cash flow statement detailed here below were re-classified against those adopted for the Annual Report in order to show interim results and the financial highlights needed to better understand the operating performance of the Group and of the single Business Units. These results, though not envisioned in EU Gaap standards, are provided pursuant to the indications contained in a recent Consob Communication n. 6064293 dated July 28, 2006 and in CESR Recommendation of November 3, 2005 (CESR/o5-178b) in the matter of alternative performance indicators ("Non Gaap Measures"), including a description of the criteria adopted for their drawing up and the corresponding notes referring to the items entered in the mandatory tables.

Financial highlights

The following consolidated income statement by nature presents the intermediate results of the profit and loss account: *Earnings before interests, taxes, depreciation and amortization (EBITDA), Operating Profit* and *Earnings before interests and taxes (EBIT).*

EBITDA is the difference between *Consolidated Net Revenues* and *Operating Costs*, before non monetary items regarding depreciation and amortization (net of any reversal of impairment) of current and non current assets.

Operating Profit is computed by deducting from *EBITDA* all non monetary items regarding depreciation and amortization (net of any reversal of impairment) of current and non current assets.

EBIT is obtained by adding to the *Operating Profit* revenue and cost items resulting from any transfer of stakes held in consolidated equity investments, that by nature and amount are considered as non current. It should be noted that with reference to the account periods considered, the capital gains entered referred to the sale of the minority interests (1.9% in 2005 and 0.03% in 2006) held in the listed Gestevision Telecinco S.A. subsidiary.

It should be also noted that starting from these financial statements some cost items, classified as *short term benefits to employees* pursuant to IAS 19, which had previously been entered under *costs for services*, were entered under *Personnel Expenses* including a reclassification of the same items in the 2005 consolidated income statement.

(amounts in EUR million)

Mediaset Group: Income statement		
	2006	**2005**
Total consolidated net revenues	**3,747.6**	**3,678.0**
Personnel expenses	452.5	443.1
Purchases, services, other costs	1,374.2	1,225.2
Operating costs	**1,826.7**	**1,668.3**
EBITDA	**1,920.9**	**2,009.7**
Amortisations, depreciation and write-downs	885.7	808.7
Operating profit	**1,035.3**	**1,201.0**
Gain/(Losses) from disposal of equity investments	1.3	43.1
EBIT	**1,036.6**	**1,244.1**
Financial income/(losses)	(20.2)	1.9
Income/(expenses) from equity investments	3.2	(43.8)
EBT	**1,019.6**	**1,202.2**
Income taxes	(357.9)	(454.6)
Net profit from continuing operations	**661.8**	**747.6**
Net profit from discontinued operations	-	-
Minority interests in net profit	(156.3)	(144.2)
Mediaset Group net profit	**505.5**	**603.4**

The percentage impact on net consolidated revenues of some significant items of the Group's income statement is detailed in the table below.

	2006	**2005**
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	48.7%	45.4%
EBITDA	51.3%	54.6%
Amortisation, depreciation and write-downs	23.6%	22.0%
Operating profit	**27.6%**	**32.7%**
EBIT	**27.7%**	**33.8%**
EBT	**27.2%**	**32.7%**
Mediaset Group net profit	**13.5%**	**16.4%**
Tax rate (EBT %)	35.1%	37.8%

The Group's income statement was analysed by separating the economic contribution generated in the two different geographical areas, Italy and Spain. It should also be noted that in order to synthetically highlight the contribution to the Group's results of the two geographical business areas, the income statement relative to the operations in Italy was already net of the dividend amount received from Gestevision Telecinco.

Analysis of the results by geographical area: Italy

Here below is the summary table of the reclassified income statement regarding the operations in Italy:

(amounts in EUR million)

Italy: Income statement	2006	2005
Total consolidated net revenues	**2,751.5**	**2,748.1**
Personnel expenses	373.1	368.0
Purchases, services, other costs	1,066.5	945.4
Operating costs	**1,439.5**	**1,313.4**
EBITDA	**1,311.9**	**1,434.7**
Amortisations, depreciation and write-downs	716.3	646.9
Operating profit	**595.7**	**787.8**
Gain/(Losses) from disposal of equity investments	1.4	40.9
EBIT	**597.1**	**828.7**
Financial income/(losses)	(30.2)	(3.9)
Income/(expenses) from equity investments	2.3	(46.2)
EBT	**569.1**	**778.6**
Income taxes	(221.7)	(323.5)
Net profit from continuing operations	**347.5**	**455.1**
Net profit from discontinued operations	-	-
Minority interests in net profit	(0.3)	(0.2)
Mediaset Group net profit	**347.2**	**454.8**

The percentage impact on net consolidated revenues of some significant items of the income statement for the operations in Italy is detailed in the table below.

	2006	2005
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	52.3%	47.8%
EBITDA	47.7%	52.2%
Amortisation, depreciation and write-downs	26.0%	23.5%
Operating profit	**21.7%**	**28.7%**
EBIT	**21.7%**	**30.2%**
EBT	**20.7%**	**28.3%**
Mediaset Group net profit	**12.6%**	**16.5%**
Tax rate (EBT %)	39.0%	41.5%

The contribution to Operating Profit of Italian operations broken down by ***business segment*** is detailed here below in compliance with IAS 14 , taking the corresponding relevance as well as the Group's organisation and business structure into account. The business units are described here below:

- ***Free To Air TV,*** the Group's traditional core business, including the operations in relation to advertising sales and programme scheduling for the three Italian national networks currently broadcast in analogue mode and proprietary free to air channels broadcast in digital terrestrial mode;
- ***Pay per View***, refers to operations in relation to the pay per view offer of events and programmes under the Mediaset Premium brand;
- ***Network Operator***, includes operations associated with the management of an analogue broadcasting network dedicated to free to air proprietary channels and of digital terrestrial broadcasting (multiplex), in-

cluding the network acquired during the second quarter of 2006 open to Italy's major mobile phone operators and dedicated to supporting the offer of DVB-H technology-based mobile digital terrestrial television;

- ***Other operations*** ancillary to core ones (internet, teletext, brand extension, merchandising and licensing, teleshopping, service selling and content providing to mobile phone operators, advertising licences on non-TV media and advertising sublicenses on foreign TV channels).

(amounts in EUR million)

Revenues and operating profits	Free to air tv		Ntw Operator		Pay per View		Other		ITALY	
Italy - business segments breakdown	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Revenues towards third parties	2,500.5	2,583.5	37.8	25.8	107.8	44.2	105.4	94.6	2,751.5	2,748.1
Total Revenues %	*90.9%*	*94.0%*	*1.4%*	*0.9%*	*3.9%*	*1.6%*	*3.8%*	*3.4%*	*100.0%*	*100.0%*
Inter-segment revenues			113.4	112.0					113.4	112.0
Operating costs towards third parties	1,130.8	1,089.2	125.5	108.1	72.9	35.7	110.2	80.4	1,439.5	1,313.4
Inter-segment operating costs	79.5	84.2			29.6	18.7	4.2	9.1	113.3	112.0
EBITDA	**1,290.2**	**1,410.1**	**25.7**	**29.7**	**5.3**	**(10.1)**	**(9.1)**	**5.0**	**1,311.9**	**1,434.7**
Amortisation, depreciation and write-downs	635.8	597.5	47.1	25.5	26.0	1.5	7.5	22.5	716.3	646.9
Operating Profit	**654.4**	**812.7**	**(21.4)**	**4.2**	**(20.7)**	**(11.6)**	**(16.6)**	**(17.5)**	**595.7**	**787.8**
Revenues %	***26.2%***	***31.5%***	***-56.6%***	***16.3%***	***-19.2%***	***-26.2%***	***-15.7%***	***-18.5%***	***21.7%***	***28.7%***

It should be noted that revenue and cost items resulting from the different segments of operations included the net contribution deriving from the increase in the value of the services offered or received by the different business units. Particularly:

- *inter-segment revenues* of the Network Operator Business Unit pertain to the increase in value relative to the exploitation of the free to air analogue TV networks and multiplex digital channels for the broadcasting of Mediaset Premium events as well as digital terrestrial channels;
- *inter-segment costs* refer to the "Free to Air TV" Business Unit resulting from broadcasting operations were entered net of the increase in value due to the exploitation of editorial content and services as well as technical equipment by other Business Units.

Italy's **net consolidated revenues** from operations registered a EUR 3.4 million increase in 2006 against the same period in the previous year.

This variation was mainly attributable to higher revenues relative to digital television operations and, in particular, to *Pay per View* television operations which compensated for lower television advertising sales for the period. The table below is a breakdown of this item:

(amounts in EUR million)

Italy consolidated revenues - business segments breakdown	2006	2005	Changes	% Changes
Mediaset Networks gross advertising revenues	2,850.0	2,955.9	(105.9)	-3.6%
Digital Networks gross revenues	4.5	3.7	0.8	21.6%
Other television revenues	71.4	63.7	7.7	12.1%
Agency discounts	(425.4)	(439.8)	14.4	-3.3%
TOTAL REVENUES Free to air TV	**2,500.5**	**2,583.5**	**(83.0)**	**-3.2%**
Network Operator	**37.8**	**25.8**	**12.0**	**46.5%**
Pay per View	**107.8**	**44.2**	**63.6**	**143.9%**
Net revenues from non television operations	**105.4**	**94.6**	**10.8**	**11.4%**
TOTAL ITALY NET CONSOLIDATED REVENUES	**2,751.5**	**2,748.1**	**3.4**	**0.1%**

In particular, with respect to revenues from **free to air** television operations the following main items were hightlighted:

- ***Gross revenues from advertising*** relative to **Mediaset networks**, totalling **EUR 2,850.0 million**, decreased by EUR 106 million, a 3.6% drop against the previous year;
- ***Gross revenues from advertising*** relative to free to air **digital channels** equal to EUR 4.5 million, mainly referred to advertising collection regarding the Boing channel, managed through a joint venture with the Turner Group;
- ***Other revenues from television operations*** registered an increase equal to EUR 7.7 million. This increase was mainly attributable to income derived from mobile operators following the sale of the rights to use Mediaset programme scheduling for DVB-H technology based mobile digital television.

The growth of revenues from the ***Network operator*** operations, equal to EUR 12.0 million, was mainly due to payments from mobile operators starting from the first half of 2006 following the acquisition of the rights to DVB-H technology-based mobile digital television broadcasting.

In relation to **Pay per View** television operations, in 2006 Mediaset Premium posted revenues for EUR 84 million from the sale of prepaid and scratch cards, a sharp increase from the EUR 35 million registered in 2005. As indicated in the corresponding section of the Notes to the consolidated financial statements, revenues generated from the sale of prepaid cards and scratch cards to distributors (and similarly also the industrial direct and distribution costs) were broken down based upon the residual value of the cards sold but not recharged and scratch cards. In 2006 revenues generated from this segment also included the proceeds from the resale of rights for a total amount of EUR 18.1 million, mainly relative to the sale to mobile operators of the rights to exploit the DVB-H technology encrypted television rights for the broadcasting of "Serie A" and Champions League football matches for the 2006/2007 season and the sub-licence to Telecom Italia Media of the broadcasting rights for the 2006/2007 Italian Championship football matches relative to Mediaset football clubs and those included in the LA7Cartapiù group. In the same period of the previous year, revenues resulting from the sale of the Adsl use regarding the rights of the matches of Mediaset football clubs until the 2006/2007 season accounted for a total net amount of EUR 4.4 million.

Higher ***revenues from non television operations*** were generated by teleshopping operations under the Mediashopping brand, by publishing activities, merchandising and licensing as well as by advertising collection for non-television media following the renegotiated January 1, 2006 termination of the agreements entered into with SKY and of the corresponding revenues linked to the supply of some satellite theme channels.

The table below details the main operating cost items relative to the operations in Italy:

	2006	2005	changes	% changes
Operating costs	**2,155.8**	1,960.3	195.5	10.0%
Personnel expenses	**373.1**	368.0	5.1	1.4%
Purchases, services, other costs	**1,066.5**	945.4	121.1	12.8%
Amortisation, depreciation and write-downs	**716.3**	646.9	69.4	10.7%

The difference in **personnel expenses**, equal to EUR 5.1 million over 2005, was mainly due to an increase in the average number of employees as shown in the tables below.

Number of employees (including temporary staff)	**31/12/2006**	**31/12/2005**
Managers	327	323
Journalists	356	364
Middle managers	747	722
Office workers	3,230	3,262
Total	**4,660**	**4,671**

Average workforce (including temporary staff)	2006	2005
Managers	326	322
Journalists	364	354
Middle managers	730	703
Office workers	3,245	3,234
Total	**4,665**	**4,613**

Costs for purchases, services and sundry charges increased by EUR 121.1 million in 2006 against the previous year. This increase was due to higher television costs (equal to a EUR 42,0 million increase) following the costs for the events unbudgeted in the first half of 2005, including the production of the "*Serie A*" Sunday programme.

The total amount relative to television costs (including personnel expenses, amortisation and depreciation) increased by a moderate 4.5%.

The residual difference in operating costs was due to variable costs generated from teleshopping start-up operations and to higher costs for productions and events, including those regarding Champions League football matches included in the Mediaset Premium offer. Costs for EUR 7.9 million for the period of reference referred to non-recurring costs for ancillary charges borne in the first quarter following an intercompany re-organisation operation regarding the network operator business unit, which was transferred from RTI S.p.A. to Elettronica Industriale S.p.A..

The increase in **amortization, depreciation and write-downs** mainly reflected the incidence of investments in frequencies and digital equipment borne in the second half of 2005 associated with the development of the second digital terrestrial multiplex and in 2006 for the development of mobile television. The overall variation of this item also included a higher amortisation of television rights for approximately EUR 30 million, primarily attributable to self produced series and soaps and entertainment rights regarding reality shows not broadcast in 2005.

Analysis of the results by geographical area: Spain

Here below is the summary table of the reclassified income statement regarding the operations of the Telecinco Group:

(amounts in EUR million)

Spain: Income statement		
	2006	**2005**
Total consolidated net revenues	**997.6**	**931.1**
Personnel expenses	79.5	75.1
Purchases, services, other costs	309.1	280.9
Operating costs	**388.6**	**356.0**
EBITDA	**609.0**	**575.1**
Amortisations, depreciation and write-downs	169.4	161.8
Operating profit	**439.6**	**413.3**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**439.6**	**413.3**
Financial income/(losses)	10.0	5.8
Income/(expenses) from equity investments	1.0	2.4
EBT	**450.6**	**421.5**
Income taxes	(136.2)	(131.1)
Net profit from continuing operations	**314.4**	**290.4**
Net profit from discontinued operations	-	-
Minority interests in net profit	(0.1)	(0.1)
Mediaset Group net profit	**314.3**	**290.3**

The percentage impact on net consolidated revenues of some significant items of the income statement for the operations in Spain is detailed in the table below.

	2006	**2005**
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	39.0%	38.2%
EBITDA	61.0%	61.8%
Amortisation, depreciation and write-downs	17.0%	17.4%
Operating profit	**44.1%**	**44.4%**
EBIT	**45.2%**	**45.3%**
EBT	**31.5%**	**31.2%**
Mediaset Group net profit	30.2%	31.1%

In 2006 Telecinco Group's **net consolidated revenues** increased by EUR 66.5 million against the previous year.

The table below details Telecinco Group's most significant revenue components:

(amounts in EUR million)

	2006	2005	Changes	% changes
Gross advertising revenues	**965.4**	**910.0**	**55.4**	**6.1%**
Telecinco	952.2	901.1	51.1	5.7%
Other	13.2	8.9	4.3	48.0%
Agency discounts	(42.6)	(39.0)	(3.6)	9.2%
Net advertising revenues	**922.8**	**871.0**	**51.8**	**6.0%**
Other revenues	74.7	60.2	14.5	24.2%
Total net consolidated revenues	**997.6**	**931.1**	**66.5**	**7.1%**

Gross advertising revenues of Telecinco showed an extremely positive trend in 2006 posting EUR **952.2 million,** an increase equal to 5.7% against the same period in 2005, substantially following the trend of the Spanish television advertising market.

This item's increase was mainly attributable to ***other revenues from advertising sales***, increasing by 48% and generated by *Publimedia Gestion*, a subsidiary of Publiespana, which manages advertising sales also on non television media.

Non-advertising revenues rose as a result of income from distribution activities in relation to the sale of some important co-productions developed in accordance with current investment obligations in audiovisual work charged to Spanish broadcasters.

The table below is a summary of the main operating cost items relative to the Telecinco Group:

	2006	2005	changes	% changes
Operating costs	**558.0**	517.8	40.2	7.7%
Personnel expenses	**79.5**	75.1	4.4	5.9%
Purchases, services, other costs	**309.1**	280.9	28.2	10.0%
Amortisation, depreciation and write-downs	**169.4**	161.8	7.6	4.7%

Operating costs increased by 5.8% net of the variable components associated with the trend of sales and costs borne in relation to digital terrestrial television.

Personnel expenses of Telecinco Group's companies rose EUR 4.4 million against the preceding year. This hike was mainly attributable to wage increases, as the average average number of employees was basically unchanged from 2005 to 2006.

Number of employees (including temporary staff)	**31/12/2006**	**31/12/2005**
Managers	94	68
Journalists	111	110
Middle managers	81	116
Office workers	861	844
Industry workers	32	35
Total	**1,179**	**1,173**

Average workforce (including temporary staff)	2006	2005
Managers	89	67
Journalists	111	116
Middle managers	92	119
Office workers	859	845
Industry workers	33	38
Total	**1,184**	**1,185**

The increase in amortisation, depreciation and write-downs was mainly due to amortisation of television rights resulting from the aforementioned distribution activity.

The other income statement items were analysed taking the whole Mediaset Group into account.

	2006	2005	changes	% changes
EBIT	**1,036.6**	1,244.1	-207.5	-16.7%

In addition to the changes described above in relation to the geographical area of reference, the lower 2006 **EBIT** reflected the lower contribution in 2006 of non-recurring items. In fact, in 2005 the sale of the 1.9% stake held in Telecinco generated a EUR 43.1 million capital gain, while in 2006 the sale of a 0.03% stake held in Gestevision Telecinco generated a EUR 1.3 million capital gain.

	2006	2005	changes	% changes
Financial (income)/losses	**-20.2**	1.9	-22.1	n.a.

The financial income reflected a higher average consolidated indebtedness, attributable to a EUR 400 million outlay concerning the re-purchase of Treasury shares in the last quarter of 2005 and to the higher strategic investments in Digital Terrestrial Television accomplished in 2006.

	2006	2005	changes	% changes
Income/(expenses) from equity investments	**3.2**	-43.8	47.0	n.a.

In 2006, the **income/(expenses) from equity investments** item included the capital gain generated by the sale of the 14.3% stake held in TV Breizh, a French company. In 2005, this item comprised charges concerning the write-down, equal to EUR 50.7 million, of the 2.73% stake held in Hopa S.p.A. carried out in order to match the book value with the amount of the January 2006 sale of this stake by exercising the put option granted to Mediaset by Fingruppo in 2001 when the stake was acquired.

	2006	2005	changes	% changes
EBT	**1,019.6**	1,202.2	-182.6	-15.2%
Tax Rate (%)	*37.1%*	*43.7%*		
Net profit	**505.5**	603.4	-97.9	-16.2%

The Group tax rate as of December 31, 2006 was lower than the corresponding rate in the same period of the previous year. This was mainly due to deferred tax assets following higher tax amounts relative to intangible assets regarding the digital multiplex transferred from R.T.I. to Elettronica Industriale as part of a corporate re-organisation occurred in the first half of 2006.

Balance sheet and financial position

The tables below are a summary of the Group's balance sheet also divided by geographical area, re-classified to highlight the two major aggregate values, the ***Net invested capital*** and the ***Net financial position***. The latter is composed of *Gross financial debt* minus *Cash and other cash equivalents* and *Other financial assets*. The balance sheet items contributing to the *Net financial position* are presented in the explanatory note 8.6.

Therefore, the tables below are different from the tables included in the Group's consolidated financial statements, which were based on the current and non-current portion of assets and liabilities.

In the re-classified summary tables below, assets referring to *non-current assets held for sale* in the Balance Sheet were entered under the assets category of reference (that is, *television rights, other fixed assets, investments and other financial assets*).

The *Investments and other financial assets* item comprised assets entered in the *Investments in affiliated companies and joint ventures* item and *Other financial assets* item under the Group's consolidated Balance Sheet (for the latter item only with reference to *Investments* and *Non-current receivables*, excluding *Financial receivables* and *Financial assets available for sale* entered in the *Net financial position* item).

The *Net working capital* and *other assets and liabilities* items included *current assets* (excluding *Cash and cash equivalents* and *Current financial assets* entered in the *Net financial position* item), *deferred tax assets and liabilities, funds for risks charges, payables to suppliers* and *tax payables*.

A more detailed analysis of the major items of the Group's net financial position is included in the Notes to these financial statements.

(amounts in EUR million)

Balance Sheet Summary	**31/12/2006**	**31/12/2005**
Television rights	2,388.2	2,086.5
Goodwill and differences arising from consolidation	368.7	368.8
Other tangible and intangible non current assets	1,085.2	853.0
Equity investments and other financial assets	95.4	136.0
Net working capital and other assets/(liabilities)	(305.6)	(75.3)
Post-employment benefit plans	(130.3)	(132.0)
Net invested capital	**3,501.6**	**3,237.0**
Group shareholders' equity	2,634.1	2,593.9
Minority interests	299.2	285.1
Total Shareholders' equity	**2,933.3**	**2,879.0**
Net financial position	**(568.3)**	**(358.0)**

Here below is a list of the major Balance Sheet changes as of December 31, 2006 compared to the corresponding situation as of December 31, 2005.

The increase in ***television rights*** was mainly due to the capitalisation in the period of reference of encrypted rights of the Italy's major football club games for approximately EUR 293 million. These rights refer to the 2007-2008 and 2008-2009 seasons of Italy's "Serie A" and include the rights to exploit the major broadcasting platforms (except for satellite broadcasting with specific reference to the rights of the Italian Football Championship), some of which Mediaset reserves the right to transfer to third parties, if these are not part of its commercial offer. In addition, in relation to the stipulation of said agreements, EUR 51.4 million of first negotiation and pre-emption rights acquired in 2004 and previously entered under *other intangible assets* were re-classified among television rights as ancillary charges to the main right.

The changes in the ***Other fixed assets*** item, in addition to amortisation, depreciation and write-downs for the period, included EUR 192.4 million relative to the acquisition of the network from Europa TV and EUR 73 million for the acquisition of the options regarding the purchase of the encrypted rights of Milan F.C., Inter F.C., Lazio F.C.,

Roma F.C. matches for the 2009-2010 season as well as the previously mentioned re-classification under television rights of EUR 51.4 million regarding first negotiation and pre-emption rights acquired in 2004.

The decrease in the ***Investments and other financial assets*** item was mainly attributable to the sale of the 2.73% stake held in Hopa S.p.A. following the exercise of the put option granted by Fingruppo upon the acquisition of said equity investment and the sale of stake held by Mediaset S.p.A. in a real estate investment fund managed through ABS Finance Fund SICAV.

The change in the ***Working capital and other assets and liabilities*** item mainly reflected the increase in debt as a result of the previously specified investments made in the period of reference regarding multi-year encrypted television rights.

The changes in the ***Shareholders' net equity*** item, better detailed in the following table of movements, were primarily due, in addition to the net result for the period and dividend distribution, to the net variation resulting from the sale of Treasury shares following the exercise of option rights granted by the stock option plans reserved to Group's employees and the re-acquisition of shares to hedge against future plans as well as the changes in the Cash Flow hedge provisions, which included the amount for the cost of stock option plans regarding the amount accrued starting from the year when said plans were assigned.

Below are separate balance sheet results for the two geographical areas, Italy and Spain, for the years in question.

It should be noted that the balance sheet situation regarding Italian operations included the book value of the investment held in Gestevision Telecinco, that was cancelled in the Group's results, under the ***Investments and other financial assets*** item. As a result, the Group's Shareholders' net equity included the dividends received from Telecinco, which were not detailed in the analysis of income statement items by geographical area for clarity's sake.

(amounts in EUR million)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	31/12/2006	**31/12/2005**	**31/12/2006**	**31/12/2005**
Television rights	2,220.5	1,913.2	167.8	173.3
Goodwill and differences arising from consolidation	15.2	15.0	-	-
Other tangible and intangible non current assets	992.4	732.9	92.7	120.0
Equity investments and other financial assets	656.3	705.2	16.2	5.8
Net working capital and other assets/(liabilities)	(231.7)	11.1	(73.9)	(83.8)
Post-employment benefit plans	(130.3)	(132.0)	-	-
Net invested capital	**3,522.4**	**3,245.4**	**202.8**	**215.3**
Group shareholders' equity	2,556.3	2,530.0	598.4	570.7
Minority interests	1.7	1.6	0.5	0.4
Total Shareholders' equity	**2,558.0**	**2,531.6**	**598.9**	**571.1**
Net financial position	**(964.4)**	**(713.8)**	**396.1**	**355.8**

The table below is the Group's balance sheet as of December 31, 2006 broken down in order to highlight the afore commented items resulting from the line-to-line consolidation of equity investments in the Telecinco Group.

(amounts in EUR million)

Balance Sheet Summary (geographical breakdown) as at 31st December 2006	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Television rights	2,220.5	167.8		2,388.2
Goodwill and differences arising from consolidation	15.2	-	353.5	368.7
Other tangible and intangible non current assets	992.4	92.7	-	1,085.2
Equity investments and other financial assets	656.3	16.2	(577.1)	95.4
Net working capital and other assets/(liabilities)	(231.7)	(73.9)		(305.6)
Post-employment benefit plans	(130.3)	-	-	(130.3)
Net invested capital	**3,522.4**	**202.8**	**(223.6)**	**3,501.7**
Group shareholders' equity	2,556.3	598.4	(520.6)	2,634.1
Minority interests	1.7	0.5	297.0	299.2
Totale Shareholders' equity	**2,558.0**	**598.9**	**(223.6)**	**2,933.3**
Net financial position	**(964.4)**	**396.1**	**-**	**(568.3)**

The table below is a summarized cash flow statement broken down by geographical area in order to better highlight the relevant contributions in the two fiscal years in question. The following table includes items re-classified pursuant to IAS 7 regulating the drawing up of group consolidated cash flow. The table below also shows the changes in the *Net financial position* , representing the most significant index for the Group in terms of its ability to cover financial commitments.

(amounts in EUR million)

	Mediaset Group		Italy		Spain	
	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005
Net financial position at the beginning of the year	(358.0)	62.0	(713.8)	(182.3)	355.8	244.3
Free Cash Flow	363.6	507.3	46.7	198.2	338.8	309.1
- Cash Flow from operating activities (*)	1,588.4	1,608.6	1,087.3	1,142.4	501.3	466.1
- Investments in TV rights	(1,466.5)	(1,034.3)	(1,321.6)	(870.8)	(144.9)	(163.5)
- Disposals	32.9	37.8	30.9	36.0	2.0	1.8
- Net cash outflow arising from business combinations (**)	-	(114.2)		(114.2)	-	-
- Changes in net working capital and other current assets/liabilities	208.8	9.4	250.1	4.8	(19.6)	4.7
Cash changes generated by equity investments	16.8	(445.0)	15.5	(418.6)	1.3	(26.4)
Cash changes generated by equity investments	38.8	48.2	49.4	47.8	(10.6)	0.4
Dividends received	3.9	4.4	127.0	89.9	1.2	1.1
Dividends paid	(633.4)	(534.8)	(489.3)	(448.8)	(290.3)	(172.6)
Financial Surplus/Deficit	(210.3)	(420.0)	(250.6)	(531.5)	40.3	111.5
Net financial position at the end of the year	(568.3)	(358.0)	(964.4)	(713.8)	396.1	355.8

(*): Net profit +/- minority interests + amortisation +/- net provisions +/- valuation investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** equalled EUR 363.6 million, showing a EUR 143.7 million reduction against the same period in 2005. This difference was mainly attributable to higher outlays for about EUR 175 million related to 2006 investments that are not recurring given their nature and amount. In fact, EUR 320 million referred to the acquisition of the options regarding the encrypted rights of Italy's major "Serie A" football team games for the 2009-2010 season and to network investments related to the DVB-H technology-based mobile television. In the previous year, this item included approximately EUR 145 million from the acquisition of the frequencies reserved for the second digital multiplex and the acquisition of an equity interest in Home Shopping Europe S.p.A. as well as the acquisition of the option regarding the encrypted rights of Juventus F.C. for the 2009-2010 season. Net of the aforementioned components, the Group's free cash flow in 2006 was higher than the total registered in the previous year.

Investments are summarised in the table below:

	Mediaset Group		Italy		Spain	
	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005
Investments in TV rights	(1,031.7)	(823.9)	(870.0)	(690.6)	(161.7)	(133.3)
Changes in advances on TV rights	20.6	(27.6)	(6.1)	(7.1)	26.7	(20.5)
TV rights: investments and advances	**(1,011.1)**	**(851.5)**	**(876.1)**	**(697.7)**	**(135.0)**	**(153.8)**
Other non current assets	(455.4)	(182.8)	(445.5)	(173.1)	(9.9)	(9.7)
Total investments in non current assets	**(1,466.5)**	**(1,034.3)**	**(1,321.6)**	**(870.8)**	**(144.9)**	**(163.5)**

It should be noted that the *Investments in television rights* item regarded rights subject to capitalisation in the period of reference in relation to the stipulation of contracts (entered in the *Television rights* item under the Group's consolidated Balance Sheet). The difference in advance payments made for future purchases of Television rights (recorded in the Balance Sheet item *Other intangible assets*) refers to changes occurred in the period due to the payments of advances and to the reclassification of previously paid advances into the item *Television rights*.

2006 **disposals** mainly included the sale of the theme channel libraries as established in the provisions for the renegotiation of the agreement with SKY Italia as of end 2005 and the sale of equipment and broadcasting systems. In 2005, this item included the amount relative to the sale of Adsl use of encrypted rights relative to some "Serie A" football clubs.

In 2006, the management of **equity investments** generated net revenues of EUR 47.2 million, mainly due to the sale of the equity interest held in Hopa. In 2005, this item included net revenues equal to EUR 76.6 million resulting from the sale of the 1.9% equity interest held in Telecinco and net expenses for EUR 29.7 million relative to the sale of the stake in Albacom.

It should be noted that in the cash flow statement relative to Italian operations the **dividends cashed-in** item included dividends received from Telecinco that were subject to a 15% withholding tax already paid by Telecinco. The corresponding amount due to Mediaset was entered in the working capital item of the Group's consolidated cash flow statement: Mediaset will apply for a refund of this receivable in 2007, when the requirements set by the current fiscal regulation concerning equity investments within the European Union will be fulfilled.

COMPARATIVE TABLE SHOWING THE GROUP'S CONSOLIDATED AND THE HOLDING COMPANY'S RESULTS AND NET SHAREHOLDERS' EQUITY

(pursuant to CONSOB regulation n. 6064293 of July 27, 2006)

(amounts in EUR million)

	Shareholders' equity at 31/12/2006	Gross earnings for the year 2006	Shareholders' equity at 31/12/2005	Gross earnings for the year 2005
As per balance sheet and income statement of Mediaset S.p.A.	**2,484.8**	**522.4**	**2,435.3**	**595.1**
Excess of shareholders'equity, including income for the year over book value of investments in subsidiary and affiliated companies	2,652.9	1,335.7	1,470.7	821.5
Consolidation adjustments arising from:				
Adoption of the Group's accounting policies/ dividend	(8.5)	(724.2)	35.0	(635.9)
Eliminations of unrealised intra-group gains/losses	(2,346.3)	(475.7)	(1,134.7)	(26.5)
Deferred taxation	150.3	3.6	72.6	(6.6)
Total	**2,933.3**	**661.8**	**2,878.9**	**747.6**
Profit/(loss) attributable to minority interests	(299.2)	(156.3)	(285.1)	(144.2)
As per consolidated financial statements	**2,634.1**	**505.5**	**2,593.9**	**603.4**

On January 24, 2007, Mediaset filed a summons with the Tribunal of Milan against Lega Calcio, submitting a request for a free-to-air rights price reduction relative to "Serie A" Football Championship games. Following the penalties imposed by the authorities at the end of the 2005/2006 season, which concretely led to a loss of interest of the general public in "Serie A" matches, as well as the exclusive rights for Sunday afternoon, Mediaset was forced to take legal action as a result of Lega Calcio's position, which never replied to Mediaset's submitted requests aiming at modifying the existing agreement, entered into in summer 2005 by mutual consent.

In Italy, Mediaset networks confirmed their unquestioned leadership in the first two months of 2007 with a 42.8% average audience share in Prime Time. With specific reference to the 15-64 commercial target group, Mediaset networks ranked in the first positions for all the time brackets with Canale 5 and Italia 1 consolidating their first and third position, respectively, in the Italian national network ranking.

Mediaset Premium is posting an excellent performance thanks to an increasingly larger Pay per View offer, including live broadcasting of "Serie A" and "Serie B" football matches, Grande Fratello 24 hours and the wide selection of movies characterising its first-run movie proposal. Starting from the beginning of the year, approximately 250,000 new rechargeable cards and over 1.2 million scratch cards were sold.

In Spain, Telecinco held its position as the most popular television channel in the first two months of 2007 both in terms of day time average (20.4%) and prime time (20.6%), winning over Antena 3 and TVE1 by more than two percentage points in the 24 Hours and almost 3 percentage points in Prime Time. In the same period, Telecinco also consolidated its undisputed leadership in the 15-64 commercial target group both in relation to day time (22%) and prime time (23.4%).

In 2007, following the Group's efforts to reduce costs resulting from television operations in Italy and raise income, expected from DVB-H mobile television, which in 2006 only contributed starting from the second half of the year, the Group's consolidated operating result (EBIT) is expected to improve against the previous year. The increase will depend on television advertising sales, which are expected to grow both in Italy and in Spain as compared to the previous year.

For the Board of Directors

The Chairman

MEDIASET GROUP

Consolidated Financial Statements and Notes

CONSOLIDATED BALANCE SHEET (*)

(EUR million)

	Note	31/12/2006	31/12/2005
ASSETS			
Non current assets	**7**		
Property, plant and equipment	7.1	457.2	381.6
Television rights	7.2	2,388.2	2,078.7
Goodwill	7.3	368.7	368.8
Other intangible assets	7.4	628.0	463.3
Investments in associates	7.5	27.5	28.9
Other financial assets	7.6	66.4	189.9
Deferred tax assets	7.7	324.6	281.4
TOTAL NON CURRENT ASSETS		**4,260.5**	**3,792.5**
Current assets	**8**		
Inventories	8.1	39.9	25.5
Trade receivables	8.2	1,142.3	1,012.7
Other receivables and current assets	8.3	392.8	346.4
Current financial assets	8.4	44.6	53.7
Cash and cash equivalents	8.5	447.4	498.1
TOTAL CURRENT ASSETS		**2,067.0**	**1,936.4**
Non current assets held for sale	**9**	**1.5**	**18.0**
TOTAL ASSETS		**6,329.0**	**5,746.8**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

CONSOLIDATED BALANCE SHEET (*)

(EUR million)

	Note	31/12/2006	31/12/2005
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves	**10**		
Share capital	10.1	614.2	614.2
Share premium reserve	10.2	275.2	275.2
Treasury shares	10.3	(413.9)	(450.7)
Other reserves	10.4	542.8	547.3
Valuation reserve	10.5	3.2	6.5
Retained earnings	10.6	1,107.0	997.9
Net profit for the period		505.5	603.4
Group Shareholders' Equity		**2,634.1**	**2,593.9**
Minority interests in net profit		156.3	144.1
Minority interests in share capital, reserves and retained earnings		143.0	141.0
Minority interests		**299.2**	**285.1**
TOTAL SHAREHOLDERS' EQUITY		**2,933.3**	**2,879.0**
Non current liabilities	**11**		
Post-employment benefit plans	11.1	130.3	132.0
Deferred tax liabilities	11.2	177.3	118.3
Financial liabilities and payables	11.3	441.5	243.0
Provisions for non current risks and charges	11.4	127.1	47.3
TOTAL NON CURRENT LIABILITIES		**876.2**	**540.6**
Current liabilities	**12**		
Financial payables	12.1	612.7	729.7
Trade and other payables	12.2	1,520.3	1,226.3
Provisions for current risks and charges	11.4	71.5	149.1
Current tax liabilities	12.3	80.7	73.5
Other financial liabilities	12.4	13.0	8.9
Other current liabilities	12.5	221.4	138.3
TOTAL CURRENT LIABILITIES		**2,519.4**	**2,325.7**
Liabilities related to non current assets held for sale	**9**	**-**	**1.5**
TOTAL LIABILITIES		**3,395.7**	**2,867.8**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,329.0**	**5,746.8**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

CONSOLIDATED INCOME STATEMENT (*)

(EUR million)

INCOME STATEMENT	Notes	2006	2005
Sales of goods and services	13.1	3,711.5	3,634.1
Other revenues and income	13.2	36.1	43.9
TOTAL NET CONSOLIDATED REVENUES		**3,747.6**	**3,678.0**
Personnel expenses	13.4	452.5	443.1
Purchases, services, other costs	13.5	1,374.2	1,225.2
Amortisation, depreciation and write-downs		885.7	799.0
Impairment losses and reversal of impairment on fixed assets		-	9.7
TOTAL COSTS		**2,712.4**	**2,477.0**
Gains/(Losses) from disposal of equity investments	13.6	1.3	43.1
EBIT		**1,036.6**	**1,244.1**
Financial losses	13.7	(76.7)	(94.1)
Financial income	13.8	56.6	96.0
Income/(expenses) from equity investments	13.9	3.2	(43.8)
EBT		**1,019.6**	**1,202.2**
Income taxes	13.10	357.9	454.6
NET PROFIT FROM CONTINUING OPERATIONS		**661.8**	**747.6**
Net Gains/(Losses) from discontinued operations		-	-
NET PROFIT FOR THE PERIOD		**661.8**	**747.6**
Attributable to:			
- Equity shareholders of the parent company	13.11	505.5	603.4
- Minority Interests		156.3	144.2
Earnings per share	13.12		
- Basic		0.44	0.51
- Diluted		0.44	0.51

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Income Statement items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	1,036.9	1,151.2
+ Depreciation and amortisation	885.7	808.7
+ Other provisions and non-cash movements	(4.5)	71.5
+ Change in trade receivables	(129.5)	(98.3)
+ Change in trade payables	2.2	322.0
+ Change in other assets and liabilities	143.9	(117.9)
- Interests paid/received	(0.2)	3.6
- Income tax paid	(415.9)	(503.3)
Net cash flow from operating activities [A]	**1,518.6**	**1,637.5**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	37.4	24.2
Proceeds from the sale of equity investments	51.3	86.7
Interests and other financial income received	0.3	1.7
Purchases in television rights	(1,031.7)	(823.9)
Changes in advances for television rights	20.6	(27.6)
Purchases of other fixed assets	(455.5)	(182.8)
Equity investments	(11.8)	(7.4)
Changes in payables for investing activities	291.8	(3.9)
Proceeds/Payments for hedging derivatives	(5.3)	12.4
Changes in other financial assets	88.7	49.1
Loans to other companies (granted)/repaid	-	(29.7)
Dividends received	3.9	4.4
Business Combinations (*)	-	(114.2)
Net cash flow from investing activities [B]	**(1,010.3)**	**(1,011.0)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	17.1	(445.0)
Changes in financial liabilities	80.1	572.5
Dividends paid (**)	(655.4)	(534.8)
Changes in other financial assets/liabilities	14.2	(5.8)
Interests (paid)/received	(15.1)	(9.0)
Net cash flow from financing activities [C]	**(559.1)**	**(422.1)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(50.8)**	**204.4**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**498.2**	**293.7**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**447.4**	**498.1**

(*): In 2005 Mediaset Group acquired the business activity of Home Shopping Europe Broadcasting S.p.A. and the stake in Home Shopping Europe. The Fair Value of the acquired assets and liabilities is shown in the table below:

Property, plant and equipment	(2.2)
Goodwill	(6.5)
Other intangible assets	(130.4)
Deferred tax assets	(22.6)
Inventories	(2.9)
Cash and cash equivalents	(1.8)
Receivables and other current assets	(20.5)
Trade payables	24.0
Other liabilities	46.9
Acquisition price	**(116.0)**
- Net Cash acquired	1.8
Net cash flow from acquisition	**(114.2)**

(**) In 2006 this item includes 22.0 EUR millions that Telecinco paid as tax advance for Mediaset with reference to its dividend share.

MOVEMENTS IN SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 31 December 2004	**614.2**	**739.7**	**125.2**	**(17.3)**	**2.4**	**851.5**	**549.6**	**2,865.3**	**231.1**	**3,096.4**
IAS 39 first adoption effect on opening balance	-	-	-	-	(6.8)	3.0	-	(3.8)	-	(3.8)
Allocation of the parent company's 2004 net profit	-	-	27.8	-	-	521.8	(549.6)	-	-	-
Dividends paid by the parent company	-	(74.6)	-	-	-	(374.2)	-	(448.8)	-	(448.8)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(86.1)	(86.1)
Reserve establishment for unrealised foreign exchange gains	-	-	4.2	-	-	(4.2)		-	-	-
Stock Option plan valuation	-	-	-	-	7.4	-	-	7.4	0.8	8.2
(Purchase)/sale of treasury shares	-	-		(433.4)	-		-	(433.4)	(13.2)	(446.6)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	0.9	-	-	-	-	0.9	-	0.9
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	(6.6)	-	-	(6.6)	-	(6.6)
Financial asset valuation credited/(charged) to Equity	-	-	-	-	10.1	-	-	10.1	0.1	10.2
Other changes	-	(389.8)	389.2	-	-		-	(0.6)	8.2	7.6
Profit/(loss) for the period	-	-	-	-	-	-	603.4	603.4	144.2	747.6
Balance at 31 December 2005	**614.2**	**275.3**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Balance at 31 December 2005	**614.2**	**275.3**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Allocation of the parent company's 2005 net profit	-	-	-	-	-	603.4	(603.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(489.3)	-	(489.3)		(489.3)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(144.1)	(144.1)
Stock Option plan valuation	-	-			(3.2)	8.3		5.1	1.3	6.4
(Purchase)/sale of treasury shares	-	-		36.8		(13.1)		23.7	0.3	24.0
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	(4.5)	-	-	-	-	(4.5)	0.2	(4.3)
Actuarial gains/(losses) from defined benefit plans	-	-			4.0			4.0		4.0
Financial asset valuation credited/(charged) to Equity	-	-			(4.0)			(4.0)		(4.0)
Other changes	-					(0.2)		(0.2)	0.2	-
Profit/(loss) for the period	-	-					505.5	505.5	156.3	661.8
Balance at 31 December 2006	**614.2**	**275.3**	**542.8**	**(413.9)**	**3.2**	**1,107.0**	**505.5**	**2,634.1**	**299.2**	**2,933.3**

CONSOLIDATED BALANCE SHEET ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

	31/12/2006	of which with related parties (note 15)	% wheight	31/12/2005	of which with related parties (note 15)	% wheight
ASSETS						
Non current assets						
Property, plant and equipment	457.2			381.6		
Television rights	2,388.2	480.5	20%	2,078.7	383.2	18%
Goodwill	368.7			368.8		
Other intangible assets	628.0	98.6	16%	463.3	86.2	19%
Investments in associates	27.5			28.9		
Other financial assets	66.4			189.9	2.5	1%
Deferred tax assets	324.6			281.4		
TOTAL NON CURRENT ASSETS	**4,260.5**			**3,792.5**		
Current assets						
Inventories	39.9			25.5		
Trade receivables	1,142.3	23.3	2%	1,012.7	18.4	2%
Other receivables and current assets	392.8	0.5	0%	346.4		
Current financial assets	44.6			53.7		
Cash and cash equivalents	447.4			498.1		
TOTAL CURRENT ASSETS	**2,067.0**			**1,936.4**		
Non current assets held for sale	**1.5**	**1.5**	**100%**	18.0		
TOTAL ASSETS	**6,329.0**			**5,746.8**		

CONSOLIDATED BALANCE SHEET ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

	31/12/2006	of which with related parties (note 15)	% wheight	31/12/2005	of which with related parties (note 15)	% wheight
SHAREHOLDERS' EQUITY AND LIABILITIES						
Share capital and reserves						
Share capital	614.2			614.2		
Share premium reserve	275.2			275.2		
Treasury shares	(413.9)			(450.7)		
Other reserves	542.8			547.3		
Valuation reserve	3.2			6.5		
Retained earnings	1,107.0			997.9		
Net profit for the period	505.5			603.4		
Utile (perdita) del periodo	2,634.1			2,593.9		
Group Shareholders' Equity	156.3			144.1		
Minority interests in net profit	143.0			141.0		
Minority interests in share capital, reserves and retained earnings	299.2			285.1		
TOTAL SHAREHOLDERS' EQUITY	2,933.3			2,879.0		
Non current liabilities						
Post-employment benefit plans	130.3			132.0		
Deferred tax liabilities	177.3			118.3		
Financial liabilities and payables	441.5	0.8	0%	243.0		
Provisions for non current risks and charges	127.1			47.3		
TOTAL NON CURRENT LIABILITIES	876.2			540.6		
Current liabilities						
Financial payables	612.7			729.7		
Trade and other payables	1,520.3	194.3	13%	1,226.3	125.3	10%
Provisions for current risks and charges	71.5			149.1		
Current tax liabilities	80.7	1.7	2%	73.5		
Other financial liabilities	13.0	4.6	35%	8.9	4.8	54%
Other current liabilities	221.4			138.3		
TOTAL CURRENT LIABILITIES	2,519.4			2,325.7		
Liabilities related to non current assets held for sale	-			1.5		
TOTAL LIABILITIES	3,395.7			2,867.8		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	6,329.0			5,746.8		

CONSOLIDATED INCOME STATEMENT ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

INCOME STATEMENT	2006	of which with related parties (note 15)	% wheight	2005	of which with related parties (note 15)	% wheight
Sales of goods and services	3,711.5	36.4	1%	3,634.1	43.4	1%
Other revenues and income	36.1	4.7	13%	43.9	5.3	12%
TOTAL NET CONSOLIDATED REVENUES	**3,747.6**			**3,678.0**		
Personnel expenses	452.5			443.1		
Purchases, services, other costs	1,374.2	141.9	10%	1,225.2	125.4	10%
Amortisation, depreciation and write-downs	885.7	81.4	9%	799.0	73.6	8%
Impairment losses and reversal of impairment on fixed assets	-			9.7		
TOTAL COSTS	**2,712.4**			**2,477.0**		
Gains/(Losses) from disposal of equity investments	1.3			43.1		
EB EBIT	**1,036.6**			**1,244.1**		
Financial losses	(76.7)	(0.2)	0%	(94.1)	(0.2)	0%
Financial income	56.6	3.2	6%	96.0	1.5	2%
Income/(expenses) from equity investments	3.2			(43.8)		
EBT	**1,019.6**			**1,202.2**		
Income taxes	357.9			454.6		
NET PROFIT FROM CONTINUING OPERATIONS	**661.8**			**747.6**		
Net Gains/(Losses) from discontinued operations	-			-		
NET PROFIT FOR THE PERIOD	**661.8**			**747.6**		
Attributable to:						
- Equity shareholders of the parent company	505.5			603.4		
- Minority Interests	156.3			144.2		
Earnings per share						
- Basic	0.44			0.51		
- Diluted	0.44			0.51		

1.GENERAL INFORMATION

Mediaset S.p.A. is a company established in Italy at the Office of the Company Registrar of Milan. The registered offices are in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the section before the Report on Operations.

These financial statements are in Euro since this is the currency used for most of the Group operations.

2. GENERAL DRAFTING CRITERIA AND ACCOUNTING STANDARDS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements at December 31st, 2006 were prepared according to the IAS/IFRS International Accounting Standards and by the relative interpretation standards (SIC/IFRIC) registered by the European Commission and in force at such date.

The Mediaset Group adopted these standards starting from January 1st, 2005, when the European Regulation no. 1606 of July 19th, 2002 came into force.

Tables in the financial statements and explanatory notes have been prepared by also providing additional information envisaged with respect to company accounts tables and information by CONSOB decision no. 15519 and by CONSOB Communication no. 6064293 issued on July 28th, 2006.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND VALUATION CRITERIA

General principles

The generally adopted criteria for entering recognising assets and liabilities is historical cost, with the exception of some financial items for which, under IAS 39, fair value is adopted.

Values of items in the consolidated financial statements, considering their significance, are expressed in Euro millions.

Below is a description of the structure adopted for the financial statements with respect to that indicated in IAS 1 and the most significant accounting standards and relevant valuation criteria adopted when drafting these consolidated financial statements.

Balance sheet structure

The **Income Statement** is drafted according to a scheme with *cost allocation by nature*, in line with in-house Group reporting modes and in line with ordinary international industry practices, highlighting interim results regarding EBIT and profit before tax. EBIT is computed as the difference between Consolidated Net Revenues and Operating Costs (including all non monetary items regarding depreciation and amortization - net of any reversal of impairment - of current and non current assets) with the addition of gains and losses from disposal of non current assets. In order to make it easier to measure the actual trend of ordinary operations, in EBIT, items of income and expense are shown separately which result from events or operations that by nature and significance of amount are to be considered as non recurrent, such as for example the sale of controlling stakes. These transactions can be associated to the definition of *non recurring significant events and transactions* included in CONSOB Communication no. 6064293 dated July 28th, 2006, while they differ from the definition of "*non typical and/or unusual transactions*" included in the same CONSOB Communication dated July 28th, 2006, according to which non typical and/or unusual transactions are those transactions which, because of their significance/relevance, nature of the parts, object of the transaction, modes for the calculation of the transfer price and time of the event (near the end of the year) can give rise to doubts about the correct/complete nature of the information in the financial statements, about conflict of interest, about the protection of the company assets, about the protection of minority shareholders.

The **Balance Sheet** was drafted according to a scheme that shows the breakdown of "*current/non current*" *assets and liabilities*". An asset/liability is recognised as current when it meets one of the following criteria:

- it is expected that it will be obtained/extinguished or it is estimated that it will be sold or used in the ordinary Group operating cycle or
- is mainly held for trading or
- it is envisaged that it will be sold/extinguished within 12 months from the financial statements closing date
- in the absence of all three conditions above, assets/liabilities were classified as non current.

The **Cash Flow Statement** was prepared by applying the *indirect method*, according to which, the profit before tax is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operating payments and for elements of revenues or cost connected with financial flows deriving from investment or financial activities. Investments in television rights as well as the change in advance payments made for future purchases of rights are included in investment operations. It should be noted that, starting from these financial statements (with subsequent reclassification of the same data for the previous year), changes in debts to suppliers for investments, included in the Cash flow statement of the Consolidated financial statements at December 31st, 2005 in Net financial flows from current operations, are included in Financial flows from investments. Similarly, also proceeds and payments regarding cash flow hedging operations for foreign currency payments of television rights are recognised in line with the hedged item in the flows from investments. Gains and losses resulting from medium- to long-term financing operations and the relevant hedging instruments, as well as dividends paid, are included in financing operations.

Statement of Changes in shareholders' Equity shows changes in shareholders' equity items regarding the following:

- allocation of period profit of the parent company and subsidiaries to minority shareholders;
- amounts regarding operations with shareholders (purchase and sale of treasury shares);
- each gain and loss net of any tax effects that, as required by IFRS, are either directly recognised in shareholders' equity (gain or loss from purchase and sale of treasury shares, actuarial profit and losses generated by the assessment of defined benefit plans,) or have the same amount allocated to a provision in shareholders' equity (share based payments for stock option plans);
- movements in valuation reserves of the derivative instruments hedging future cash flows net of any tax effect;
- movements in the valuation reserve of financial assets held for sale;
- the effect arising from any changes in the accounting standards.

For each significant item indicated in the statements above, references are made to the following explanatory notes, where relevant information is provided and breakdowns and changes with respect to the previous year are detailed.

Lastly, it should be noted that, in order to comply with the indications included in CONSOB Decision no. 15519 of July 27th, 2006 "Instructions about the structure of financial statements", in addition to the mandatory statements, specific consolidated income statement and balance sheet statements have been prepared with the significant amounts of positions or transactions with related parties shown separately from their items of reference.

Standards and consolidation area

Consolidated financial statements include Mediaset S.p.A. accounts and those of Italian and foreign companies on which Mediaset S.p.A. has the right to directly or indirectly exercise its control, since it has the power to determine their financial and managerial decisions and to obtain the relevant benefits.

Mediaset Ireland Ltd. (in liquidation), International Media Service Ltd have not been valued on a line-by-line basis, but at cost, even though these are directly or indirectly controlled by Mediaset S.p.A., since these companies have a negligible effect.

Assets and liabilities, gains and losses of companies consolidated on a line-by-line basis are fully included in the consolidated financial statements. The book value of equity investments is cancelled with respect to the corresponding fraction of shareholders' equity of the companies in which an interest is held, by assigning their current value at the date when control was acquired to the individual items in the assets and liabilities. Any positive residual difference is entered in non-current asset item "Goodwill", any negative is debited to the income statement.

All inter-company receivables and payables, expenses and revenues and unrealised profits are eliminated.

The portions in shareholders' equity and the results for the year of consolidated companies belonging to third parties are recognised separately with respect to the Group's shareholders' equity.

The accounting situations of associated companies and companies under a joint venture are recognised in the consolidated financial statements according to the equity method of accounting.

Under IAS 28, an *associate* is an enterprise where the group can exert significant influence but does not have control or joint control, through the participation in the decisions regarding financial and operating policies of the company.

With reference to IAS 31, a *joint venture* is a contract agreement by means of which the Group starts with other members an economic activity subject to joint control. Joint control is contractually agreed sharing of control over an economic activity, and only exists when strategic, financial and operating decisions for the business require the unanimous consent of both parties sharing the control.

As is allowed by IAS 31, interests in joint ventures are valued under the equity method. The equity method is also used for associated equity investments. This method is based on the accounting situations prepared by the single companies, available when drafting the consolidated financial statements.

Property, plant and equipment

Plant, equipment, property are recognised at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to make the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rates determined in relation to the remaining potential use of the assets.

Depreciation is determined, on a straight-line basis, on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

- Buildings	2% -3%
- Plant and machinery	10%- 20%
- Light construction and equipment	5% - 16%
- Office furniture and equipment	8% - 20%
- Vehicles	10% - 25%

The possibility to recover their value is assessed according the criteria envisaged by IAS 36 described in section below "Impairment of Assets".

All day-to-day maintenance costs are recognised in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life ("*component approach*").

In particular, according to this principle, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net book value of the asset and are recognised in the income statement.

Leases

Assets acquired on finance leases are recorded in fixed assets, and a financial payable for the same amount is recorded in liabilities. The payable is progressively reduced according to the reimbursement plan of principal outstanding included in the leases envisaged by the contracts, while the value of the asset recorded in fixed assets is depreciated on a straight-line basis according to the economical – technical life of the asset, or if lower, on the basis of the end of the lease contract.

Lease payments resulting from operating leases are charged on a straight-line basis for the time of the term of the contract.

Government grants

Government grants received for investments in plants are recognised to the income statement for the period necessary to match them with the related costs and treated as deferred income.

Intangible assets

Intangible assets are identifiable assets without physical nature, controlled by the company and able to generate future economic benefits. They also include goodwill when this is acquired for a consideration.

These are recognised at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.

In the event of purchased intangible assets for which availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted by recording the financial charges implicit in the original price.

Internally-generated intangible assets are recognised in the income statement in the period when they are incurred if relative to research costs; ***development expenditures***, mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), provided that they can be identified, that the cost can be determined reliably and that the asset is likely to generate future economic benefits.

Assets with defined useful life are amortised on a straight-line basis starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *impairment of assets*.

This principle is also used for multi-annual licences regarding ***television rights***, which are generally amortised on a straight-line basis unless a different principle can be determined that can reasonably and reliably reflect the correlation between costs, audience and advertising revenues.

In particular, for the library of television rights available for broadcasting on multiple networks, the straight-line amortisation method was generally adopted, calculated over the period of the relevant contract and, in any event, over a period not exceeding 120 months, a method which reflects greater opportunities to exploit television rights, also in the light of the difficulty in identifying objective components for making a correlation between advertising revenues and the amortisation of rights. Regardless of the amortisation already recognised, if all showings made available under rights contracts have been used up, the residual value is fully expensed.

Sports, news and entertainment programmes rights are amortised almost entirely (90%) in the year the rights run, with the remainder being expensed the following year; rights to long-series dramas are amortised in the first year starting from their availability (70%) and in the following twelve months (30%).

For the library of television rights available for broadcasting on a single network, a generally decreasing amortisation model is used, connected with the number of showings available by contract and their actual broadcasting.

Sports rights acquired for *Pay Per View* use on digital terrestrial technology are amortised at 100% when the event is broadcasted.

Costs regarding the **right to use television frequencies** for setting up the digital terrestrial network acquired by third parties under existing laws, are amortised on a straight-line basis, with respect to the expected duration of use starting from the moment when the service is started. Starting from the current year, the end of the amortisation period, previously established at December 31st, 2018 (a deadline which took account of the period of validity of the individual licence for network operator, equal to 12 years, starting from the release which is conventionally envisaged at December 31st, 2006) has been determined to March 31st, 2018 to keep into account the period of validity of the individual licence for network operator, equal to 12 years, assigned by the Ministry for Communications to subsidiary company Elettronica Industriale S.p.A. on March 16th, 2006.

Goodwill as well as **other assets with undefined useful life or not available for use** are not subject to amortisation on a straight-line basis, but subject to the annual *impairment test* performed on the basis of *Cash Generating Unit* to which the General Management allocates goodwill. Any write-downs are not subject to subsequent value restoration.

Goodwill resulting from the acquisition of a subsidiary, a business unit or a joint venture represents the excess of the cost of acquisition with respect to the percentage in the hands of the Group of the *fair value* of assets, liabilities and contingent liabilities that can be identified in the acquired entity at the acquisition date.

In the event of transfer of shareholdings of controlled stakes or joint ventures, the residual amount of goodwill linked to them is included in the determination of the capital gain or loss from the disposal.

Goodwill resulting from acquisitions made before the date of transition to IFRS are kept at the values resulting from the application of Italian accounting principles at that date and have been after applying an *impairment test* on a yearly basis.

Impairment of assets

The carrying value of tangible and intangible assets is periodically reviewed as is envisaged by IAS 36, which requires that the existence of *impairment* of tangible and intangible assets is assessed when there are indicators that this issue may exist. In the event of Goodwill, intangible assets with undefined useful life or assets not available for use, this assessment is carried out at least once a year, usually during the preparation of the annual financial statements and any time there is an indication of possible impairment.

The possibility to recover the recognised value is tested by comparing the carrying value recognised in the financial statements and the higher between fair value less cost to sell (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or an asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash generating units have been defined in line with the organisational and business structure of the Group, as homogeneous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

Interests in associates and joint ventures

As is allowed by IAS 31, interests in joint ventures are valued by the equity method. The equity method is also used for investments in associates. The risk resulting from possible losses beyond equity is recorded in a specific provision for risks inasmuch as the parent company is committed to fulfil its legal or implicit obligations with respect to the participated company or however to cover its losses.

The goodwill in the value of equity investments is subject yearly to an impairment test according to previously described modes.

Non current financial assets

Equity investments other than interests in associates or joint ventures are recognised in non current assets under item "*other financial assets*" and are classified under IAS 39 as "*Available-for-sale*" financial assets at the *Fair value* (or as an alternative at cost if the fair value cannot be determined correctly) with allocation of the valuation effects (until the income from the assets is disposed of and with the exception of the case when permanent impairments have occurred) to a specific reserve in shareholders' equity.

In the event of write-down for *impairment* the cost is recognised in the income statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses above shareholders' equity is recorded in a specific provision for risks while the shareholder is committed to use and meet the legal or implicit obligations with respect to the subsidiary company, or however to cover its losses.

Among available-for-sale financial assets, there are also the financial investments not held for trading, valued according to the previously mentioned criteria for "*Available for sale*" assets and financial credits for the amount to be paid after 12 months.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their previous net carrying value and the fair value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in company operations. This condition is only met when the sale is considered as very likely, the asset is available for immediate sale in its current situation. With respect to this, the Management must be committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Inventories

Inventories of raw materials, semi-finished products and finished products are valued at the lower between acquisition and production cost, including ancillary charges (FIFO method) and the estimated net realisable value as can be determined according to market trends. Finished products regarding teleshopping activities are valued by applying the weighted average cost method. Inventories also comprise television rights acquired for periods of use of less than 12 months and the costs of already completed television productions.

Receivables

Receivables are stated at their fair value that corresponds to their estimated realizable value, and devalued in the event of impairment; receivables denominated in non EMU currencies were valued at the end-of-period exchange rates drawn from the European Central Bank.

Credit transfer

The recognition of credit transfer is subject to the criteria expected by IAS 39 for the *derecognition* of financial assets. As a consequence, all receivables transferred to factoring companies with or without recourse, in the event the latter have clauses that imply that significant exposure is maintained to the trend of financial flows resulting from the transferred receivables, remain recognised in the financial statements even though they have been legally transferred with the simultaneous accounting of a financial liability for the same amount

Current financial assets

Financial assets are recorded and derecognized from the financial statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent account dates, financial assets to be held to maturity are recorded at cost amortised according to the actual interest rate method, net of write-downs made to reflect their impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the income statement respectively under item "Financial income/(losses)" or to a specific reserve of Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date. Market prices used are bid/ask price according to the position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent counterpart.

Cash and cash equivalents

This item includes cash, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments that can be readily converted to cash at a non significant value change risk.

Treasury shares

Treasury shares are recorded at cost and deducted from Shareholders' equity, all trading profits and losses are recorded in a specific reserve of Shareholders' equity

Employee Benefits

Post-employment Benefit Plans

Employee termination benefit can be classified as a "post-employment benefit", of the "defined benefit plan" type, whose already accrued amount must be projected to estimate the amount to be paid at the moment of terminating the work relationship and subsequently discounted, using the "Projected unit credit method". This actuarial method is based on demographic and financial assumptions to make a reasonable estimate of the amount of benefits that each employee has already accrued for his/her work.

By means of an actuarial assessment, the current service cost that defines the amount of rights accrued in the year by personnel is recognised in the income statement under item "personnel expenses" and the interest cost that represents the expense that the company would face by asking the market for a loan for the same amount as the defined benefit plan is recorded under "Financial Loss/Income".

Actuarial gains and losses that reflect the effects resulting from changes in the actuarial assumptions utilised are directly recognised in shareholders' equity without being ever included in the income statement.

Equity compensation benefits

The Group, according to IFRS 2, classifies Stock Options as "share based payments" and, for the type included in the "*equity-settled*" category which involves the physical delivery of stocks, it envisages the determination of the *fair value* of option rights issued at their grant date and its recording as personnel expenses to be amortised on a straight-line basis along the so called *vesting period* with entry of the same amount in a specific reserve in shareholders' equity. This amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with the relevant right by keeping in mind the conditions of their use not based on the market value of the rights.

The fair value is determined by using the "binomial" model.

In agreement with the transition principles, this principle was applied to all grants after November 7th, 2002 not yet accrued at January 1st, 2005.

Trade Payables

Payables are stated at face value; those in non EMU currencies were translated using December 31st, 2006 exchange rate, as determined by the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges are costs and charges of a specific nature and certain or likely, for which the exact value or effective date could not be determined at the period end. They are provided for exclusively when there is a current obligation, following from past events, that can be legal, contractual or result from company statements or behaviours that cause valid expectations in the people concerned (implicit obligations). Amounts provided are recorded at the value that reflects the best possible estimate of the amount the company would pay to extinguish the obligation; when it is significant and the payment dates can be estimated reliably, the provision is recorded in the financial statements at current values and the charges resulting from the passing of time are fully recognised in the income statement under *Financial income/losses*.

Non current financial liabilities

Payables are recorded at the amortised cost, using the actual interest rate method.

Derivative financial instruments and hedge accounting

The Mediaset Group is liable to financial risks mainly connected to exchange rate variations for the operations of acquisition of television rights in other non-Euro currencies and of the interest rate for multiyear loans stipulated at variable rate.

The Group uses derivative instruments (primarily forward contracts on foreign currencies and options) to cover the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

For the Mediaset Group, the exchange rate risk is connected to the possibility that exchange rates change in the period between the moment when the acquisition of assets denominated in foreign currency has become very likely (authorised purchase negotiation) and the moment when these assets are recognised in the financial statements. The objective of the hedge is to define the exchange rate of the Euro amount with reference to the moment when the negotiation was approved (*hedge accounting* according to IAS). From the moment when assets are recorded in the

financial statements, hedging objectives are pursued through the so-called natural hedge where hedging (optional derivative instruments such as zero cost collars) and underlying elements (payables for rights acquisition) are valued independently according to reference standards and therefore are treated as non hedge from an accounting point of view. More specifically, derivatives, in compliance with IAS 39, are valued at fair value with allocation of value differences in income statement whereas payables for rights acquisition – which can be considered as monetary items according to IAS 21 – are reassessed at the exchange rate at the end of the period.

Derivative instruments are current financial assets and liabilities, recorded at *fair value*.

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward (future exchange rate calculated at the account date).

The fair value of exchange rate options is calculated using the Black & Scholes formula for plain-vanilla options, while for the Single Barrier Options (with barrier defined in reasonable times) the binomial method is utilised.

Concerning hedging derivatives to hedge interest rate risk, the fair value of interest rate swaps is computed by applying the present value of the expected future cash flows, while the fair value of collar derivatives is calculated with the Black & Scholes formula.

Accounting treatment vary according to the fact that these are designed as hedging derivatives under the requirements of IAS 39.

In particular, Mediaset considers as hedging derivative according to *hedge accounting* requirements, those financial instruments that cover currency exposures connected to commitments for future purchases of television rights denominated in foreign currency (*forecast transaction*) and those to hedge the exchange rate change risk, for which both the relationship between the derivative and the hedged item are documented formally as well as the effectiveness linked to the forecasted transaction.

The effective component of the derivative that can be qualified as a hedging derivative is directly recognised directly in equity, while the ineffective component is recognised in the income statement.

These operations are accounted for by activating the *cash flow hedge:* according to this rule, changes in the value of the derivative that are effective are recognised directly in equity: in the event of hedging commitments for the purchase of rights, this reserve is used to subsequently adjust the recognised value of the asset in the financial statements (*basis adjustment*). In the event of exchange rate risk hedge, this reserve generates a proportional effect in the income statement at the same time as the relative cash flows.

Changes to the fair value of derivative instruments activated with the objective of financial hedging, that hedge the risk of changes to the fair value of the components recognised in the accounts, in particular currency receivables and payables or derivatives that do not qualify as hedge, are recognised in the income statement under "financial loss and /or income".

Revenue recognition

Revenues from sales and services are recorded at the moment of the actual transfer of the related risks and benefits resulting from the ownership or the making of the performance.

In particular, the main Group revenue flows are recognised as follows:

- for advertising, at the time the insert or advertising commercial appears; revenues for the sale of advertising in exchange for goods (and correspondingly the cost of the goods) are adjusted to keep into account the estimated recoverable value of the goods;
- for goods, when they were shipped or delivered. If a right is rented or sub-licensed also for limited period of use, that implies the transfer to the transferee of the asset's control, the revenue is fully recognised at the moment the use starts;
- the amounts from distributors of prepaid cards and scratch cards to watch events in the Pay per view mode, are broken down based on the remaining duration of cards sold. Similarly, also direct costs are divided along that duration.

Revenues are recognised net of returns, discounts, allowances and premiums, as well as of directly connected tax.

Cost recoveries are shown directly as a cost deduction.

Income taxes

Current income taxes are recorded, for each individual company, based on an estimate of taxable income as calculated under existing legislation and tax rates, or basically approved at the period closing date in each country, bearing in mind the exemptions applicable and tax receivables due.

Tax advances and deferred taxation have been calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the existing

tax rates at the moment when the temporary differences will emerge. When results are directly recorded in shareholders' equity, current taxes, assets for advance taxes and liabilities for deferred taxes are also recorded under shareholders' equity.

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax assets and liabilities and when these refer to taxes due to the Tax authority and the Group intends to liquidate current assets and liabilities on a net basis.

Dividends

Dividends are recorded in the accounting period in which distribution is approved.

Earnings per share

Earnings per share are determined by dividing Group net profit by the average weighted number of shares in circulation during that period net of treasury shares. Diluted earnings per share are determined by considering in the calculation the number of shares in the market and the potential dilution effect resulting from the assignation of treasury shares to the beneficiaries of share option plans already accrued.

Use of estimates

The preparation of the financial statements and the relevant notes requires estimates and assumptions to be made that have an impact on the financial statements assets and liabilities and on the information regarding potential assets and liabilities at the balance sheet date.

Changes in accounting estimates

Under IAS 8 these are recognised on the face of the income statement starting from the year of adoption.

Accounting standards applied starting from January 1st, 2006

In December 2004, IFRIC issued interpretation IFRIC 4 – Determining whether an arrangement contains a lease, in order to provide a guide to define when an arrangement that does not take the legal form of a lease falls within the application range of IAS 17 – Leases. In particular, the interpretation specifies that an arrangement contains a lease if its fulfilment depends upon the use of a specific asset and conveys a right to control and use the underlying asset. The Group has applied the interpretation starting from January 1st, 2006 without however noticing significant impacts.

In April 2005, IASB issued an amendment to IAS 39 – Financial instruments: recognition and measurement, according to which a highly probable forecast intra-group transaction can be qualified as the hedged item in a cash flow hedge for exchange rate risk, provided that the transaction is denominated in a currency other than the functional currency of the company entering into that transaction and the consolidated financial statements are exposed to the foreign currency risk. The amendment also specifies that if the hedge of a forecast intra-group transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss. This amendment has no relevance for the Mediaset Group.

In June 2005 the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the 'fair value option'). The new revisions limit the use of the option to those financial instruments that meet certain conditions. Those conditions are that:

- the fair value option designation eliminates or significantly reduces an accounting mismatch;
- a group of financial assets, financial liabilities, or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and
- an instrument contains an embedded derivative which meets specific conditions.

The Group has applied these amendments to IAS 39 starting from January 1st, 2006. The adoption of these amendments did not have any significant effects on equity and net profit for the year.

In August 2005, IASB issued another amendment to IAS 39 and IFRS 4 with respect to the accounting treatment of financial guarantees issued. Based on this amendment, the liability resulting from financial guarantee contracts must be recorded in the financial statements of the issuer and recognised as follows:

- initially at fair value;
- subsequently at the higher of (i) the best estimate of the expense required to meet the obligation at the reference date, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue.

The application of this amendment did not generate any significant effect on these financial statements.

New accounting standards

In August 2005, IASB issued new IFRS 7 accounting standard – Financial instruments: disclosure and amendments to IAS 1 – Capital disclosure: additional information regarding capital. IFRS 7 includes an updated version of the information regulations previously included in IAS 32 – Financial instruments: presentation and additional information, by requiring additional information regarding the relevance of financial instruments with respect to economic performance and financial position of an entity. According to the new accounting standard, objectives, policies and procedures implemented by the management must be described separately for the various types of financial risk (liquidity, market and credit) to which the entity is exposed, including the sensitivity analysis for each type of market risk (currency, interest rate, equity, commodity) and information about concentration and average, minimum and maximum exposure to the various types of risk during the relevant period, if the existing exposure at period end is not sufficiently representative. The amendment to IAS 1 introduces further obligations regarding information to provide with respect to objectives, policy and capital management processes, specifying, when there are *capital requirements* imposed by third parties, the nature and mode of management and possible consequences for non compliance. IFRS 7 and the amendment to IAS 1 are effective starting from January 1st, 2007 with the obligation to provide comparative information regarding the year 2006. The Mediaset Group is assessing the impacts resulting from the application of this standard in consideration of its application starting from the financial statements at December 31st, 2007

On March 3rd, 2006 IFRIC issued interpretation IFRIC 9 – Reassessment of embedded derivatives to specify that an entity must assess whether any embedded derivatives are required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract.

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract. This interpretation is effective starting from January 1st, 2007, according to the Group, the adoption of this interpretation will not lead to the recognition of significant effects.

- On November 30th, 2006, IASB issued IFRS 8 – Operating Segments that will be effective starting from January 1st, 2009, replacing IAS 14 Segment Reporting. The new accounting standard requires entities to base the information in segment reporting on the components used by the management to make decisions about operating matters, thus requiring identification of operating segments based on internal reports that are regularly reviewed by the management in order to allocate resources to the segments and assess its performance. At the date of issuance of these financial statements, the Group is assessing the effects resulting from the adoption of this standard, without noticing significant differences with respect to the current disclosure.

In November 2006 IFRIC issued interpretation IFRIC 12 – Service concession arrangements (Effective from January 1st, 2008) whose impacts are currently being assessed

It should be noted that IFRIC 8 – Scope of IFRS 2 – issued in 2006 (effective from January 1st, 2007) does not represent an applicable standard for the Group.

4. FINANCIAL RISKS MANAGEMENT

Mediaset S.p.A. Board of Directors, by means of the Executive Committee, has defined a policy to manage the exchange rate risk and the guidelines for cash investments, with the objective to reduce currency and exchange rate risks to which the Group is exposed: this activity, in order to optimize the management cost structure and the dedicated resources, is centralised within the parent company Mediaset S.p.A., a company with the task of assessing financial risks and provide the necessary hedging.

Mediaset S.p.A. acts directly in the market on behalf of Italian subsidiaries and coordinates other companies' financial risk management operations .

Types of risks covered

Exchange rate risk

The Group's exposure to exchange rate risk is generated by the acquisition of television rights in non-Euro currencies, U.S. dollars or Swiss Francs, made in the relevant areas of operation by RTI S.p.A. and Gestevision Telecinco S.A.

Operating companies collect all information regarding items where an exchange rate risk is present, which are fully hedged by means of derivative contracts with Mediaset S.p.A. as counterpart, in charge of assessing the Group net position for each currency and managing risk hedges, in agreement with the guidelines and limitations established by the Executive committee, by trading derivative contracts in the market.

Derivative contracts stipulated by Mediaset S.p.A. are temporary contracts, purchase of options and collars.

Interest rate risk

Interest rate risk to which the Group is exposed mainly originates from the financial debts with variable rate that expose the Group to a cash flow risk.

The Group manages cash flow risk on interest rates through derivative contracts, of both interest rate swaps - that turn variable rates into fixed rates – and collar derivatives that combine the purchase of a call option with the sale of a cap option, thus determining a range of fluctuation of interest rates where peaks are those defined by the strike cap while minimum amounts correspond to the strike floor.

In all cases where derivatives stipulated to hedge the exchange rate risk and the interest rate risk are defined hedging instruments for the purposes of IAS 39, from the start of such hedging, the Group formally discloses the hedging relationship between the hedging instrument and the element hedged, the objectives of risk management and the strategy followed by hedging. The Group also discloses the assessment of the efficacy of the hedging instrument in offsetting the changes in financial flows that can be attributed to the hedged risk. This assessment is made at the beginning of the hedging and continuously through its duration.

Credit risk

As to financial counterparts, the Group is not characterised by significant credit risk concentrations and solvency risk

With respect to the management of liquid funds, the Board of Directors approved an "investment policy" that defines limits for rating, concentration and amount for each counterpart and for each individual issuance.

The counterparts used by the group in the management of derivatives are all of high standing, and in any case operability is distributed in such a way that it does not create excessive concentrations on one individual counterpart.

Liquidity risk

Liquidity risk is connected to the difficulty of finding funds to meet commitments.

A cautious management of the liquidity risk implies:

- maintaining appropriate level of liquid funds in easy to sell short term securities . Guidelines adopted by the Mediaset Group particularly highlight this issue.
- the availability of funds that can be obtained by means of an appropriate amount of committed credit lines.

5. MAIN CORPORATE OPERATIONS AND CHANGES IN THE CONSOLIDATION AREA FOR THE ACCOUNTING PERIOD OF REFERENCE

In 2006, no significant changes have occurred in the consolidation area.

The main corporate operations mainly referred to companies which were not under the direct control of Mediaset S.p.A. and primarily included intercompany re-organisation operations.

On January 18, 2006, Mediaset Investment S.a.r.l., a company under Luxembourg law directly owned and controlled by Mediaset S.p.A., transferred its interest in Publieurope Limited, equal to 100% of the company's share capital, to Publitalia '80 S.p.A.

On January 19, 2006, Mediaset Investment S.a.r.l. transferred its 25.13% stake held in Gestevision Telecinco S.A. to Mediaset Investimenti S.p.A., a company under Italian law directly owned and controlled by Mediaset S.p.A., for a total amount of EUR 952.8 million.

On February 3, 2006, Mediaset S.p.A. transferred a 2.73% stake held in Hopa S.p.A. to Fingruppo Holding S.p.A. for a total amount of EUR 45.76 million, by exercising a put option included in Hopa's stake acquisition contract und erwritten on December 6, 2002 between Fingruppo Holding S.p.A. and Mediaset S.p.A.

On February 14, 2006, RTI S.p.A. transferred to its subsidiary, Elettronica Industriale S.p.A. , the network operator business unit, including all the activities (equipment and frequencies) relative to digital terrestrial networks. The completion of the transfer was conditional on the authorisation to act as digital terrestrial network operator, issued by the Italian Ministry of Telecommunications to Elettronica Industriale S.p.A. on March 16, 2006.

On March 22, 2006, Mediaset Investimenti S.p.A. put up for sale its 0.034% stake held in Gestevision Telecinco S.A. for a total amount of EUR 1.8 million. Following the abovementioned operations including that performed on December 29, 2005 concerning the sale of 25% of the interest held in Gestevision Telecinco S.A. from Mediaset S.p.A. to Mediaset Investimenti S.p.A., the Mediaset Group's interest (equal to 50.10%) in the Gestevision Telecinco S.A. subsidiary is held by Mediaset Invetimenti S.p.A..

On June 6, 2006, Gestevison Telecinco S.A. acquired a 15% stake in Kulteperalia S.L. and a 25% stake in Super Nueve Television S.A.. These companies develop and produce programme content to be broadcast and distributed on radio, television and other media. On June 21, 2006, Gestevision Telecinco S.A. also completed the acquisition of a 15% stake in Alba Adriatica S.L., a company also operating in the development and production of programme content to be broadcast and distributed on radio, television and other media.

On September 21, 2006, the Agenzia de Television Latino-Americana de Servicios y Noticias Espana S.A.U. (Atals Espana S.A.U.), a company entirely owned and controlled by Gestevision Telecinco S.A., acquired a 30% stake in Ormigas Blancas Producciones S.L. and a 30% stake in Producciones Mandarina S.L.. These companies design and develop audiovisual programmes.

On September 28, 2006, the Mediaset Investment S.a.r.l. subsidiary established Emme Invest S.a.r.l., a holding company, with a EUR 1.3 million capital.

On December 5, 2006, Mediaset Investment S.a.r.l. sold to Television Francaise 1 S.A. a 14.35% stake and a 8% stake held in TV Breizh S.A. and TVB Nantes S.A., respectively, for a total aggregate amount of EUR 1 million.

On December 15, 2006, the 100% owned Home Shopping Europe S.p.A. subsidiary was merged by incorporation into R.T.I. S.p.A.. This merger operation became juridically effective on December 31, 2006, while from a fiscal viewpoint the effective date is January 1, 2006. Following this merger operation, R.T.I. S.p.A. owns 100% of the share capital in Media Shopping S.p.A., which was previously under the control of Home Shopping Europe S.p.A..

On December 20, 2006, RTI S.P.A. sold to Arnoldo Mondatori Editore S.p.A. – with effective date as of January 1, 2007 – a 50% stake held in Press TV S.p.A. for a total amount of EUR 250,000.

The list of the companies and equity investments included in the consolidation area as well as their corresponding values included in the Mediaset Group's consolidated financial statements as of December 31, 2006 is shown in a specific table at the end of these explanatory notes.

6. SEGMENT REPORT

Below is the data requested by IAS 14 for the primary and secondary sectors based on the current internal organisational structure and the Group executive reporting standards. It is worth noting that primary sectors coincide with the geographical areas determined on the basis of operations' sites. Specific secondary sectors for the areas of activity have been mentioned only with respect to the geographical segment in Italy, since in Spain, which means the Telecinco Group, there are no significant business sectors other than the television core business.

Main Sectors (geographical areas)

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments at December 31st, 2006.

The relationships between the two segments almost exclusively refer to the dividends distributed by subsidiary company Gestevision Telecinco. Data regarding inter-segment revenues refer to the cancellation of the stake held in Gestevision Telecinco, whose book value is recognised under the assets of geographical segment Italy, with subsequent recognition of the consolidation difference.

Non monetary costs refer to allocations to provisions for risks and charges and to the costs for share option plans.

(EUR millions)

2005	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,746.9	931.1	-	3,678.0
Inter-segment revenue	1.2	-	(1.2)	-
Consolidated net revenues	**2,748.1**	**931.1**	**(1.2)**	**3,678.0**
%	75%	25%		100%
Operating profit	**787.8**	**413.3**	-	**1,201.1**
%	66%	34%		100%
EBIT	**828.7**	**413.3**	**2.1**	**1,244.1**
Financial income/(losses)	82.6	5.8	(86.5)	1.9
Income/(expenses) from equity investments valued with the equity method	2.1	(0.2)	-	1.9
Income/(expenses) from other equity investments	(48.3)	2.6	(0.0)	(45.7)
EBT	**865.1**	**421.5**	**(84.4)**	**1,202.2**
Income taxes	(323.5)	(131.1)	-	(454.6)
Profit/(losses) pertaining to minority interests	(0.2)	(0.1)	(143.9)	(144.2)
Group Net Profit	**541.4**	**290.3**	**(228.3)**	**603.4**
OTHER INFORMATION				
Assets	5,077.2	893.3	(223.7)	5,746.8
Liabilities	2,545.6	322.2		2,867.8
Investments in tangible and intangible non current assets	863.7	143.0		1,006.7
Amortization	637.2	161.8		799.0
Impairment losses	9.7	-		9.7
Other non monetary expenses	35.7	9.0		44.7

The write-down for impairment recognised in 2005, equal to EUR 9.7 million, highlighted in geographical sector Italy, refers to the impairment of goodwill on multimedia operations.

(EUR millions)

2006	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,750.0	997.6		3,747.6
Inter-segment revenue	1.5	-	(1.5)	-
Consolidated net revenues	**2,751.5**	**997.6**	**(1.5)**	**3,747.6**
%	73%	27%		100%
Operating profit	**595.7**	**439.6**	-	**1,035.3**
%	58%	42%		100%
EBIT	**597.1**	**439.6**	**(0.1)**	**1,036.6**
Financial income/(losses)	115.5	10.0	(145.7)	(20.2)
Income/(expenses) from equity investments valuec	(0.3)	1.0		0.7
Income/(expenses) from other equity investments	2.6	0.0		2.6
EBT	**714.9**	**450.6**	**(145.9)**	**1,019.6**
Income taxes	(221.7)	(136.2)	-	(357.9)
Profit/(losses) pertaining to minority interests	(0.3)	(0.1)	(155.9)	(156.3)
Group Net Profit	**493.0**	**314.3**	**(301.8)**	**505.5**
OTHER INFORMATION				
Assets	5,622.4	931.6	(224.9)	6,329.0
Liabilities	3,064.4	332.7	(1.2)	3,395.7
Investments in tangible and intangible non current assets	1,315.7	171.6		1,487.2
Amortisation	716.3	169.4	-	885.7
Impairment losses	-	-	-	-
Other non monetary expenses	27.0	8.5		35.5

The following table shows the cash flow statement by geographical area. It should be noted that item *cashed-in dividends* regarding geographical area Italy includes the dividends received from Gestevision Telecinco.

(EUR millions)

CASH FLOW STATEMENT - GEOGRAPHICAL DETAIL	Italy		Spain	
	2006	2005	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:				
Operating profit before taxation	596.4	738.2	440.5	413.0
+ Depreciation and amortisation	716.3	646.9	169.4	161.8
+ Other provisions and non-cash movements	(11.3)	62.6	6.7	9.0
+ Change in working capital/ other assets and liabilities	32.8	112.7	(16.1)	(6.9)
- Interests paid/received	(0.2)	3.6		-
- Income tax paid	(281.6)	(386.8)	(134.3)	(116.5)
Net cash flow from operating activities [A]	**1,052.4**	**1,177.2**	**466.2**	**460.4**
CASH FLOW FROM INVESTING ACTIVITIES:				
Proceeds from the sale of fixed assets	37.3	22.4	0.1	1.8
Proceeds from the sale of equity investments	48.6	82.5	2.7	4.2
Interests and other financial income received	0.3	1.7		
Purchases in television rights	(870.0)	(690.6)	(161.7)	(133.3)
Changes in advances for television rights	(6.1)	(7.1)	26.7	(20.5)
Purchases of other fixed assets	(445.7)	(173.1)	(9.9)	(9.7)
Equity investments	(1.2)	(5.0)	(10.6)	(2.4)
Changes in other financial assets	88.7	49.1		-
Changes in payables for investments (including financial hedging operation)	289.4	(5.6)	(2.9)	14.1
Loans to other companies (granted)/repaid		(29.7)		
Dividends received	127.0	89.9	1.2	1.1
Business Combinations (*)		(114.2)		
Net cash flow from investing activities [B]	**(731.7)**	**(779.7)**	**(154.4)**	**(144.7)**
CASH FLOW FROM FINANCING ACTIVITIES:				
Share capital issues		-		-
Change in treasury shares	15.7	(418.6)	1.3	(26.4)
Net changes in financial liabilities	81.5	571.9	(1.4)	0.6
Dividends paid	(489.3)	(448.8)	(290.3)	(172.6)
Net changes in other financial assets/liabilities	14.7	(5.5)	(0.5)	(0.4)
Interests (paid)/received	(26.7)	(15.1)	11.6	6.1
Net cash flow from financing activities [C]	**(404.1)**	**(316.1)**	**(279.3)**	**(192.7)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(83.4)**	**63.4**	**32.5**	**123.0**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**151.7**	**70.3**	**346.5**	**223.4**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**68.3**	**133.7**	**379.0**	**346.4**

Secondary segments (areas of operation)

The operating segments defined in geographical area Italy, considering the actual significance and the organization and business structure of the Group are the following (as already described in the report on operations):

- ***Free To Air TV***, the Group's traditional core business, which includes operations regarding advertising sales and programme scheduling of the three national networks currently broadcasted in the analogue mode and of the own non encrypted channels distributed by means of the digital terrestrial technology;
- **Pay per View** television operations, regarding the supply of pay television events and programmes under the Mediaset Premium brand;
- **Network Operator** includes operations associated with the management of an analogue broadcasting network dedicated to free to air proprietary channels and of digital terrestrial broadcasting (multiplex), including the network acquired during the second quarter of 2006 open to Italy's major mobile phone operators and dedicated to supporting the offer of DVB-H technology-based mobile digital terrestrial television;
- **Other operations** ancillary to the main one (the Internet, teletext, sale of services and content providing to mobile telephone companies, non television advertising concessions, teleshopping).

(EUR millions)

2005	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**2,583.5**	**25.8**	**44.2**	**94.6**	**2,748.1**
%	94%	1%	2%	3%	100%
Television rights	1,791.3	-	112.3	9.6	1,913.2
Other tangible and intangible non current assets	338.3	287.3	85.8	21.5	732.9
Goodwill	2.3	6.2	-	6.5	15.0
Trade receivables	754.8	6.1	26.1	18.9	805.9
Inventories	16.1	4.3	1.2	2.1	23.7
Operating assets	**2,902.8**	**303.9**	**225.4**	**58.6**	**3,490.7**
Investments in television rights	588.4	-	95.4	6.8	690.6
Investments from business combinations	-	115.7	-	23.4	139.1
Other investments	68.7	64.0	38.9	1.5	173.1
Investments in tangible and intangible assets	**657.1**	**179.7**	**134.3**	**31.7**	**1,002.8**

(EUR millions)

2006	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**2,500.5**	**37.8**	**107.8**	**105.4**	**2,751.5**
%	91%	1%	4%	4%	100%
Television rights	1,784.1	-	436.4	-	2,220.5
Other tangible and intangible non current assets	348.9	515.7	108.2	19.6	992.4
Goodwill	2.5	6.2		6.5	15.2
Trade receivables	842.5	45.0	26.4	10.8	924.7
Inventories	26.9	3.8	4.4	3.1	38.2
Operating assets	**2,975.8**	**578.0**	**597.2**	**40.0**	**4,191.0**
Investments in television rights	574.9	-	295.1	-	870.0
Investments from business combinations	-	-	-	-	-
Other investments	23.7	347.6	73.8	0.4	445.5
Investments in tangible and intangible assets	**598.6**	**347.6**	**368.9**	**0.4**	**1,315.5**

Comments regarding the breakdown and changes in revenues from the areas of operation mentioned are already included in the Report on Operations.

Main secondary segment operations refer to ***television rights*** and are as follows:

- for the ***Free-to-air*** area, the library (films, dramas, short TV series, television series, cartoons), self-produced long dramas, entertainment rights, news and sports programmes that feed the three general channels;

- for the ***Pay-per-view*** area, the sports, cinema and entertainment rights reserved to *Mediaset Premium*'s offer. In particular, sports rights include the broadcasting rights for the main Italian football clubs, with starting date in the football seasons 2004/2007 (purchased in 2004 and 2005) and 2007/2009; 2006 investments mainly refers to the purchase of the rights of Milan, Inter, Roma, Lazio, Livorno, Messina, Torino, and Atalanta which, with the exclusion of satellite rights of Milan, Inter, Roma, Lazio and Torino (purchased by Sky), are held by Mediaset for all existing television platforms, with the option to sell any use which may not fit its commercial offer.

Other investments refer:

- for *free-to-air* television operations, mainly to systems and equipment supporting the activity of television production centres, IT systems and upgrade of management offices and property.
- for *pay-per-view* television operations, they refer for EUR 73.8 million to option rights for the purchase of encrypted television rights regarding the main Italian football clubs for the 2009/2010 season.
- for *network operator* operations, they mainly regard the purchase of systems and frequencies from Europa TV, as well as investments made for the digitalisation of the network aimed at the preparation of the broadcasting platform dedicated to digital television on mobile phones (DVB-H technology).

(amounts in EUR millions)

7. NON CURRENT ASSETS

7.1 Property, plant and equipment

The changes given below concern the original cost, the provisions for depreciation and write-downs and net value for the last two years.

COST	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2005	191.8	595.2	79.1	85.9	29.0	981.0
Additions	22.6	42.3	4.6	8.5	34.5	112.5
Other movements	(2.3)	18.8	1.8	0.8	(28.3)	(9.2)
Disposals	(2.2)	(15.4)	(2.1)	(1.2)	(1.0)	(21.9)
Business combinations	-	0.9	1.2	0.1	-	2.2
Non current assets held for sale	-	(10.4)	-	-	-	(10.4)
Balance at 31/12/2005	209.9	631.4	84.6	94.1	34.2	1,054.2
Additions	3.0	73.3	7.2	10.0	61.9	155.4
Other movements	2.1	2.9	(4.6)	0.4	(24.4)	(23.6)
Disposals	(0.0)	(10.4)	(0.4)	(2.1)	(0.6)	(13.6)
Business combinations	-	-	-	-	-	-
Non current assets held for sale	-	-	-	-	-	-
Balance at 31/12/2006	215.0	697.3	86.8	102.4	71.1	1,172.5

AMORTISATION AND DEPRECIATION	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2005	(84.7)	(445.0)	(54.4)	(55.0)	-	(639.1)
Other movements	11.1	3.2	(0.4)	0.2	-	14.1
Disposals	1.3	14.6	1.9	1.1	-	18.9
Amortisation for the period	(6.2)	(46.8)	(5.5)	(10.3)	-	(68.8)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Business combinations	-	-	-	-	-	-
Non current assets held for sale	-	2.2	-	-	-	2.2
Balance at 31/12/2005	(78.5)	(471.8)	(58.4)	(64.0)	-	(672.7)
Other movements	(2.1)	12.5	5.6	0.6	-	16.6
Disposals	0.0	8.2	0.3	2.0	-	10.5
Amortisation for the period	(7.6)	(46.1)	(6.0)	(10.1)	-	(69.8)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Business combinations	-	-	-	-	-	-
Non current assets held for sale	-	-	-	-	-	-
Balance at 31/12/2006	(88.2)	(497.0)	(58.5)	(71.5)	-	(715.3)

NET BOOK VALUE	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2005	107.1	150.2	24.7	30.9	29.0	341.9
Additions	22.6	42.3	4.6	8.5	34.5	112.5
Other movements	8.8	22.0	1.4	1.0	(28.3)	4.9
Disposals	(0.9)	(0.8)	(0.2)	(0.1)	(1.0)	(3.0)
Amortisation for the period	(6.2)	(46.8)	(5.5)	(10.3)	-	(68.8)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Business combinations	-	0.9	1.2	0.1	-	2.2
Non current assets held for sale	-	(8.1)	-	-	-	(8.1)
Balance at 31/12/2005	131.4	159.7	26.2	30.1	34.2	381.6
Additions	3.0	73.3	7.2	10.0	61.9	155.4
Other movements	(0.0)	15.5	1.0	0.9	(24.4)	(7.0)
Disposals	(0.0)	(2.1)	(0.1)	(0.1)	(0.6)	(3.0)
Amortisation for the period	(7.6)	(46.1)	(6.0)	(10.1)	-	(69.8)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Business combinations	-	-	-	-	-	-
Non current assets held for sale	-	-	-	-	-	-
Balance at 31/12/2006	126.8	200.2	28.3	30.8	71.1	457.2

The main period increases concern:

- property: EUR 1.9 million regarding building works for the television studios in Cologno Monzese, Centro Palatino, Elios studios in Rome and for the offices of Group companies;
- plant and equipment: EUR 72.4 million regarding television broadcasting systems, EUR 64.9 million of which regard the digital broadcasting networks;
- tangible assets under formation and advances: regarding projects in progress mainly attributable to digital multiplex systems (EUR 35.0 million), analogue television broadcasting systems (EUR 7.2 million), stations and various equipment (EUR 4.6 million), spaces for the broadcasting of new theme channels (EUR 1.2 million) . This item includes EUR 5.2 million for the purchase of an office building (not yet operational) and EUR 2.2 million for renovation projects for the executive headquarters in Viale Europa, 48, Cologno Monzese.

Item "Property" includes the value of an office building in Rome and object of financial leasing recorded in the accounts as follows:

	2006	2005
Historical cost	5.2	5.2
Amortisation	(0.3)	(0.2)
Net book value	**4.9**	**5.0**

The following tables show the main information regarding this contract:

Lease term	8 years
Maturity	December 2009
Original purchase price	0.5
Initial discount rate	3,60%
Reference rate	Euribor 3M

	Minimum lease payments		Present value of minimum lease payments	
	2006	2005	2006	2005
Liabilities from finance leasing	2.4	3.0	2.2	2.7
due within one year	*0.6*	*0.6*	*0.5*	*0.5*
due whithin five years	*1.8*	*2.4*	*1.7*	*2.2*
financial charges	(0.2)	(0.3)	-	-
Present value of liabilities from finance leasing	**2.2**	**2.7**	**2.2**	**2.7**

The fair value of the liability is close to the carrying value.

7.2 Television rights

Below are the changes regarding the last two years for original cost, provisions for amortisation and write-downs and net value. It is worth noting that item *other changes* includes reclassifications regarding the capitalisation of advances previously paid to suppliers (classified in previous years under ***other intangible fixed assets)*** for which during the year contracts have been underwritten or production has been completed, contracts have been cancelled or rights have contractually expired.

	Historical Cost	Amortisation and depreciation	Net book value
Balance at 1/1/2005	**5,538.0**	**(3,541.5)**	**1,996.5**
Additions	708.3	-	708.3
Other movements	(319.1)	449.0	129.8
Disposals	(133.9)	99.1	(34.8)
Amortisation for the period	-	(724.6)	(724.6)
(Depreciation), (write-downs)/write-ups	-	11.2	11.2
Business combinations	-	-	-
Non current assets held for sale	(15.7)	7.9	(7.7)
Balance at 31/12/2005	**5,777.6**	**(3,698.9)**	**2,078.7**
Additions	882.7	-	882.7
Other movements	(198.9)	390.5	191.6
Disposals	(92.6)	92.3	(0.3)
Amortisation for the period	-	(766.2)	(766.2)
(Depreciation), (write-downs)/write-ups	-	1.7	1.7
Non current assets held for sale	-	-	-
Balance at 31/12/2006	**6,368.8**	**(3,980.6)**	**2,388.2**

Overall 2006 increases amount to EUR 1083.2 million (EUR 824.0 million in 2005) and refer to purchases for EUR 882.7 million (EUR 708.3 million at December 31st, 2005), capitalisations of advances previously paid to suppliers (classified at December 31st, 2005 under ***intangible assets under formation and advances)***, for EUR 149.1 million (EUR 115.6 million at December 31st, 2005), and the reclassification for EUR 51.4 million of the first negotiation and pre-emption right (accounted for at December 31st, 2005 under ***other intangible assets***) due to the subscription during the year of the agreements with Milan, Inter, Roma and Lazio for the encrypted television rights of these football clubs for the sports seasons 2007/2008 and 2008/2009.

Rights that have not become effective at December 31st, 2006 amount on the whole to around EUR 758.1 million (EUR 488.3 million approximately at December 31st, 2005). The change is mainly attributable to the capitalisation in the year of encrypted rights for the sports seasons 2007/2008 and 2008/2009. The carrying value of these rights, which have not become effective yet, was confirmed following the Impairment Test performed under IAS 36, in order to check the recoverable amount with respect to the "value in use" determined based on the net present value of operating cash flows as derived from the most recent company plans approved by the Cash Generating Unit regarding the relevant Pay operations. Financial parameters adopted for these evaluations are described in Note 7.3 below regarding the Impairment tests performed on goodwill items.

7.3 Goodwill

Below are the movements regarding the last two years for net value:

(amounts in EUR millions)

	Goodwill	Differences arising from consolidation	Total
Saldo iniziale 1/1/2005	**9.7**	**386.7**	**396.4**
Additions	-	0.1	0.1
Other movements	-	-	-
Disposals	-	(24.6)	(24.6)
(Depreciation), (write-downs)/write-ups	(9.7)	-	(9.7)
Business combinations	0.9	5.6	6.5
Balance at 31/12/2005	**0.9**	**367.8**	**368.7**
Additions	-	0.2	0.2
Other movements	-	-	-
Disposals	-	(0.2)	(0.2)
(Depreciation), (write-downs)/write-ups	-	-	-
Business combinations	-	-	-
Balance at 31/12/2006	**0.9**	**367.8**	**368.7**

Changes in the year in item **differences arising from consolidation** are attributable to the acquisition of the remaining shareholdings in Videotime S.p.A., a company consolidated line-by-line, and to the disposal of a 0.034% stake held in Gestevision Telecinco S.A.

At December 31st, 2006 goodwill items and differences arising from consolidation were subject to the impairment test required by IAS 36. This assessment, to be carried out at least once every year, was performed at the level of Cash Generating Units, CGU, to which the value of goodwill is attributed. The following table shows the allocation in the two years of the overall goodwill to the following CGU, before any recognition of impairment:

(amounts in EUR millions)

	31/12/2006	31/12/2005
Telecinco	353.7	353.7
teleshopping	6.5	6.5
multimedia	0.0	9.7
other	8.5	8.5
Total	**368.7**	**378.4**

The most significant amount of goodwill is that generated after the acquisitions of the controlling interest in Gestevision Telecinco, whose recoverable value was determined by taking, as best approximation of the fair value of the shareholding, the Stock exchange capitalisation of the Telecinco stock. On the basis of the average stock price recorded in 2006, equal to EUR 20.30 per share (with respect to a specific value at 30/12/2006 of EUR 21.58 per share), the market value of the 50.1% stake held by Mediaset amounted to EUR 2,495 million.

The recoverable value of other CGUs, all defined in the segment of Italian businesses, was determined by estimating their value-in-use, calculated as the current value of operating prospective cash flows derived from the most recent company budgets and plans approved by the Board of Directors of Mediaset S.p.A.

Goodwill items subject to impairment on the basis of the estimate of their value in use refer to:

- EUR 6.5 million to the goodwill generated as a result of the acquisition in 2005 of Home Shopping Europe S.p.A. operations, assigned to the business unit identified by the Mediashopping brand, through which the Group is active in Italy in the field of *teleshopping*;
- the remaining amount equal to EUR 8.5 million refers to the goodwill generated mainly during the establishment or completion of the Group organisation, assigned to the *core television operations* and *Network Operator* business.

The main assumptions used for the calculation of the value in use concern the discounting rate and the growth rate of cash flows beyond the 5 years planning term.

In particular, for all the CGUs a discount rate was applied which is equal to the weighted average cost of capital of 8.9% for positive flows (corresponding to gross rates between 8.4% and 14.2%) and of 4.1% for negative flows, while the growth rate used to calculate the financial flows beyond the planning term is equal to 2%.

Among the main assumptions underlying the financial forecasts of the CGUs being assessed, it is worth noting the one regarding the switch-off date of analogue programmes, established by the current community regulations at December 31st, 2012, an event which is connected to the evolution of the penetration of decoders to receive the digital terrestrial signal.

As to all CGUs subject to impairment test, no indications emerged that such businesses may have been subject to impairment.

7.4 Other intangible assets

HISTORICAL COST	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2005	**97.1**	**134.5**	**35.1**	**227.4**	**66.5**	**560.6**
Additions	8.0	0.8	10.0	148.8	41.6	209.2
Other movements	8.8	-	0.2	(125.5)	(25.8)	(142.3)
Disposals	0.5	-	(0.9)	(0.2)	-	(0.6)
Business combinations	0.2	-	115.7	-	14.5	130.4
Balance at 31/12/2005	**114.6**	**135.3**	**160.1**	**250.5**	**96.8**	**757.3**
Additions	15.7	0.2	209.4	127.1	74.2	426.6
Other movements	2.6	(0.1)	3.4	(155.3)	(57.2)	(206.6)
Disposals	(0.6)	(0.0)	(14.0)	(0.1)	-	(14.7)
Business combinations	-	-	-	-	-	-
Balance at 31/12/2006	**132.3**	**135.4**	**358.8**	**222.1**	**113.8**	**962.5**

AMORTISATION AND DEPRECIATION	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2005	**(88.0)**	**(128.0)**	**(14.7)**	**(40.4)**	**(9.5)**	**(280.6)**
Other movements	-	-	-	-	(2.5)	(2.5)
Disposals	-	-	0.6	-	-	0.6
Amortisation for the period	(11.6)	(1.1)	(7.2)	-	(0.0)	(19.9)
(Depreciation), (write-downs)/write-ups	-	-	-	(3.0)	11.5	8.5
Business combinations	-	-	-	-	-	
Balance at 31/12/2005	**(99.6)**	**(129.1)**	**(21.3)**	**(43.4)**	**(0.5)**	**(293.9)**
Other movements	0.2	0.1	1.4	0.3	1.7	3.8
Disposals	0.6	0.0	0.3	-	-	1.0
Amortisation for the period	(14.1)	(1.1)	(21.8)	-	(4.1)	(41.2)
(Depreciation), (write-downs)/write-ups	-	-	-	(4.2)	-	(4.2)
Business combinations	-	-	-	-	-	-
Balance at 31/12/2006	**(112.9)**	**(130.1)**	**(41.4)**	**(47.3)**	**(2.9)**	**(334.6)**

NET BOOK VALUE	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2005	**9.1**	**6.5**	**20.4**	**187.0**	**57.0**	**280.0**
Additions	8.0	0.8	10.0	148.8	41.6	209.2
Other movements	8.8	-	0.2	(125.5)	(28.3)	(144.8)
Disposals	0.5	-	(0.3)	(0.2)	-	(0.0)
Amortisation for the period	(11.6)	(1.1)	(7.2)	-	(0.0)	(19.9)
(Depreciation), (write-downs)/write-ups	-	-	-	(3.0)	11.5	8.5
Business combinations	0.2	-	115.7	-	14.5	130.4
Balance at 31/12/2005	**15.0**	**6.2**	**138.8**	**207.1**	**96.2**	**463.3**
Additions	15.7	0.2	209.4	127.1	74.2	426.6
Other movements	2.9	0.0	4.8	(155.0)	(55.4)	(202.9)
Disposals	(0.0)	0.0	(13.7)	(0.1)	-	(13.7)
Amortisation for the period	(14.1)	(1.1)	(21.8)	-	(4.1)	(41.2)
(Depreciation), (write-downs)/write-ups	-	-	-	(4.2)	-	(4.2)
Business combinations	-	-	-	-	-	-
Balance at 31/12/2005	**19.5**	**5.3**	**317.4**	**174.8**	**110.9**	**628.0**

Patents and intellectual property rights mainly refer to software.

Licences include the rights of use of television frequencies acquired from third parties for the development of broadcasting platforms for Digital Terrestrial Television. Increases in the year, equal to EUR 186.1 million plus ancillary charges for EUR 5.6 million, mainly regard the purchase of frequencies from Europa TV, for the implementation of the broadcasting network for digital television on mobile phones (DVBH technology). Further period increases regard the acquisition of frequencies to increase the coverage of existing multiplex systems.

Item **intangible assets under formation and advance payments**, at December 31st, 2006 mainly consist of advance payments made to suppliers for the acquisition of television rights, advances paid for dubbing services and for options on the completion of programmes and production start-ups. Increases for the year, regarding advance payments to suppliers of rights and advances paid for the production of long serial dramas, amount to EUR 127.0 million. Decreases mainly resulted from the completion of productions and the finalisation of contracts under negotiation at December 31st, 2005, with subsequent reclassification to *television rights* for EUR 122.4 million.

Item **other intangible assets** mainly refers to the option rights for the purchase of encrypted television rights of the main Italian football teams for the season 2009/2010, EUR 73.8 million of which purchased during the year. Decreases in the year, equal to EUR 53.7 million, refer to first negotiation and pre-emption rights acquired in 2004, reclassified to *television rights* following the agreements stipulated in 2006 with Milan, Inter, Roma and Lazio, already mentioned as a comment to *television rights*.

7.5 Investments in associates / joint ventures

The following table summarises the stakes held and carrying values of shareholdings valued by the equity method in the two years of reference:

	31/12/2006		31/12/2005	
	Stake %	Book Value (EUR millions)	Stake %	Book Value (EUR millions)
Associated companies				
Titanus Elios S.p.A.	29.6%	9.7	29.6%	9.4
Aprok Imagen S.L.	20.2%	0.8	20.2%	0.9
Publieci Television S.A.	25.2%	0.9	25.2%	1.0
Canal Factoria de Fiction S.A.	20.2%	0.1	20.2%	0.4
Red de Televisión Digital Valencia S.A.	25.2%	1.5	25.2%	1.5
Producciones Mandarina S.L.	15.1%	0.6	-	-
Altre		0.4		0.3
Total		**14.0**		**13.5**
Joint ventures				
Boing S.p.A.	51.0%	2.1	51.0%	3.6
Fascino P.G.T. S.r.l.	50.0%	8.5	50.0%	8.4
Press TV S.p.A.			50.0%	0.3
Mediavivere S.r.l.	50.0%	3.0	50.0%	3.1
Total		**13.6**		**15.4**
Balance at 31 December 2006		**27.6**		**28.9**

It should be noted that the value of the stake held in Fascino PGT S.r.l. includes goodwill for EUR 7.2 million, whose value, subject to annual impairment test, did not show any impairment losses.

The following table shows the main income statement and balance sheet data of associates and joint ventures:

2006	Total Assets	Total Shareholders' Equity	Total Liabilities	Total Revenues	Net Profit
Aprok Imagen S.L.	3.9	2.0	1.9	6.4	0.4
Boing S.p.A.	6.2	4.0	2.2	4.6	(3.1)
Canal Factoria de Fiction S.A.	2.0	0.3	1.7	3.1	(0.1)
Fascino P.G.T. S.r.l.	17.9	2.6	15.3	54.2	0.9
Mediavivere S.r.l.	14.1	6.0	8.1	44.9	5.0
Publieci Television S.A.	2.9	1.9	1.0	28.6	1.5
Producciones Mandarina S.L.	5.6	1.8	3.8	9.9	1.8
Red de Televisión Digital Valencia S	3.0	3.0	-	-	-
Titanus Elios S.p.A.	38.4	32.2	6.2	3.2	0.8
Total	**94.0**	**53.8**	**40.2**	**154.9**	**7.2**

2005	Total Assets	Total Shareholders' Equity	Total Liabilities	Total Revenues	Net Profit
Aprok Imagen S.L.	3.9	2.1	1.8	6.6	0.8
Boing S.p.A.	8.4	7.1	1.3	2.8	(2.9)
Canal Factoria de Fiction S.A.	2.2	1.1	1.1	3.5	0.5
Europortal Jumpy Espana S.A.	1.1	(1.8)	2.9	1.3	(1.1)
Fascino P.G.T. S.r.l.	14.6	1.6	13.0	62.5	0.6
Press TV S.p.A.	6.6	0.6	6.0	9.8	(1.5)
Mediavivere S.r.l.	17.6	6.3	11.3	49.8	5.4
Premiere Megaplex S.A.	1.9	(1.8)	3.7	1.3	(1.9)
Publieci Television S.A.	2.9	1.9	1.0	26.1	1.5
Red de Televisión Digital Valencia S	3.0	3.0	-	-	-
Titanus Elios S.p.A.	32.4	31.4	1.0	3.1	0.6
Total	**94.6**	**51.5**	**43.1**	**166.8**	**2.0**

7.6 Other financial assets

The following tables show the value at the closing dates of the last two years and changes that occurred in 2006 in Other financial assets:

	Balance at 31/12/2005	Additions	Disposals	Fair Value adjustments/ Impairment	Reclassifications	Balance at 31/12/2006
Equity investments	48.4	11.0	(46.1)		(1.2)	12.1
Financial receivables (due after 12 months)	56.6			(1.5)	(0.8)	54.3
Securities available for sale	84.9		(84.8)	(0.1)	-	(0.0)
Total	**189.8**	**11.0**	**(130.9)**	**(1.6)**	**(2.0)**	**66.4**

The change in **Equity investments** mainly refers for EUR 45.7 million to the sale to Fingruppo Holding S.p.A. of Hopa S.p.A. (a transaction performed on February 3rd, 2006 following the exercise of the sale option envisaged in the stake purchase agreements) and to the purchase by Gestevision Telecinco S.A. of a 15% stake in share capital of companies Alba Adriatica S.L. and Kulteperalia S.L. for EUR 9.5 million and EUR 1.5 million, respectively. At 31.12.2006, the carrying value of the stake held in Convergenza S.C.A., equal to EUR 1.2 million, was reclassified under *available-for sale investments* since it is due to be transferred in the next 12 months.

Financial receivables, include EUR 49.2 million for the receivable (that can be cashed in 2009) from British Telecom regarding the sale of the equity investment in Albacom S.p.A. carried out on February 4th, 2005. As was already commented in the Financial Statements at December 31st, 2005, with respect to this receivable, a provision of EUR 34.6 million was set up, resulting from the difference of its value and EUR 14.6 million, the minimum value envisaged by the contract in the closing operation of the sale of the equity investment. This item also included the EUR 2.9 million loan granted by parent company Publitalia '80 to subsidiary company Radio e Reti S.r.l. and EUR 0.6 million of loans granted by Gestevision Telecinco S.A. to associated companies. Part of the latter, equal to EUR 0.8 million, was reclassified during the year under *Current financial assets* with respect to the remaining time for repayment.

Changes in **available for sale investments** refer to the disposal of all quotas held in SICAV ABS Finance Fund.

7.7 Deferred tax assets and liabilities

	12/31/2006	12/31/2005
Deferred tax assets	324.6	281.3
Deferred tax liabilities	(177.3)	(118.1)
Net position	**147.3**	**163.2**

The following tables show separately for assets and liabilities the movements regarding deferred tax assets and deferred tax liabilities over the two years. Deferred tax assets and liabilities are credited or charged to equity if they refer to actuarial valuations of defined benefits plans or to changes in hedging reserves for future cash flows. Net values recorded in the item *Other movements* as of December 31st, 2006, include reclassifications to line up the consolidated tax assets and liabilities (previously recorded as a net asset or liability) with the values individually presented by each company of the Group.

Deferred tax assets	Balance at 1/1	Through Income Statement	Through Shareholders' Equity	Business combinations	Other changes	Balance at 31/12
2005	257.8	0.2		22.6	0.7	281.3
2006	281.3	(12.8)			56.1	324.6

The decrease in tax assets occurred in 2006 and charged to the income statement is due to the employment of deferred taxes allocated in previous years as a consequence of write-downs of equity investments as well as of tax losses carried forward. This decrease includes allocations of deferred tax assets related to the future fiscal benefits provided by temporary deductible differences on the value of the intangible assets, which have been transferred as part of a corporate re-organization.

No tax assets have been allocated for advance taxes related to tax losses that can be brought forward (equal at 31 december 2006 to EUR 143.0 million) from subsidiary Mediaset Investment S.a.r.l. since to date there is no certainty that these losses will be recovered.

Deferred tax liabilities	Balance at 1/1	Through Income Statement	Through Shareholders' Equity	Business combinations	Otherchanges	Balance at 31/12
2005	(71.0)	-11.2	0.5	-35.6	-0.9	(118.1)
2006 (*)	(118.1)	(1.9)	(1.2)		(56.1)	(177.3)

8 CURRENT ASSETS

8.1 Inventories

At the end of the year, this item consisted of:

	Gross	Write-downs	12/31/2006 Net value	12/31/2005 Net value
Raw and ancillary materials, consumables	8.1	(3.8)	4.2	4.5
Work in progress and semi-finished products	0.3	0.0	0.3	1.9
Contracts in progress	-	-	-	-
Finished goods and products	39.0	(3.7)	35.3	19.1
Total	47.4	(7.5)	39.9	25.5

Changes in inventories, calculated at cost during the year, equal EUR 13,8 million.

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.

Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.

Finished goods and products primarily include:

- television productions held by R.T.I. S.p.A. totalling EUR 25.0 million (EUR 14.5 million at December 31st, 2005);
- smart card stocks regarding Mediaset Premium operations for EUR 1.9 million (EUR 1.2 million at December 31st, 2005);
- television rights whose duration is less than one year, for the amount regarding the remaining duration, equal to EUR 3.3 million;
- products for "goods exchange" operations carried out by Promoservice Italia S.r.l. for EUR 0.4 million (EUR 0.7 million at December 31st, 2005);
- products for teleshopping activities for EUR 3.1 million (EUR 2.0 million at December 31st, 2005);

8.2 Trade receivables

At December 31st, 2006, this item could be broken down as follows:

	Balance at 31/12/2006			Balance at
		Due		31/12/2005
	Total	Within 1 year	After 1 year	
Receivables from customers	1,119.0	1,119.0	-	994.1
Receivables from subsidiaries	-	-	-	0.1
Receivables from affiliated companies	8.1	8.1	-	3.4
Receivables from parent company	1.5	1.5	-	2.2
Receivables from Fininvest Group and Mediolanum Group companies	13.7	13.7	-	12.9
Total	**1,142.3**	**1,142.3**	**-**	**1,012.7**

All trade receivables are due within 12 months. Their carrying value is close to the fair value.

Trade receivables, at December 31st, 2006 relate for EUR 941.7 million, net of the allowance for doubtful accounts, to the sale of advertising space (EUR 877.0 million at December 31st, 2005) EUR 180.7 million of which relating to the Telecinco Group and EUR 2.9 million regarding Publieurope Ltd.

This item also includes receivables from Telecom Italia for EUR 4.7 million for the sale of the ADSL use regarding the rights of Serie A division football clubs, receivables regarding the sale of DVBH rights for EUR 6.4 million, EUR 13.3 million regarding the sale of scratch cards and EUR 60.6 million for the sale of television rights and productions regarding Mediaset Group and Telecinco Group companies.

A detailed analysis of receivables due from subsidiary companies, affiliated companies, and those related to the Fininvest Group, is shown in note 15 below (*Related parties transactions*).

8.3 Other receivables and current assets

	Balance at 31/12/2006			
		Due		Balance at
	Total	Within 1 year	After 1 year	31/12/2005
Other receivables	201.2	199.2	2.0	139.9
Prepayments and accrued income	191.6	120.1	71.5	206.5
Total	**392.8**	**319.3**	**73.5**	**346.4**

Other receivables include:

- *Receivables due from taxation authorities for IRES (corporate tax) from tax consolidation* regarding receivables for advances paid also for subsidiaries which are charged to Group taxes, in compliance with the Agreement for the exercise of the option for the National Consolidation taxation regime. It should be noted that, starting with January 1st, 2005, the option was no longer effective, exercised by the Mediaset Group in December 2004, to join the tax consolidation set up by Fininvest S.p.A. At the same time, Mediaset S.p.A., as consolidating company, and R.T.I. S.p.A., Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l. and Boing S.p.A., as consolidated companies, exercised the option to join Group taxation for the 2005/2007 three-year period. Since 2006 also Media Shopping S.p.A. and Mediaset Investimenti S.p.A. have joined this opportunity by exercising the relevant option.

- *Receivables due from taxation authorities for withholding taxes on dividends* equal to EUR 21.9 million, regarding dividends paid by Gestevision Telecinco S.A and subject to 15% withholding tax. The reimbursement of the withholding tax paid will be requested in 2007 in presence of the requirements envisaged by current tax regulations regarding inter-community equity investments.
- *Advances to suppliers, outside contractors and agents* paid to advertising area consultants and suppliers and to suppliers, artists and other professionals for television productions for EUR 27.2 million;
- *Advances to employees* paid for business travel for EUR 1.8 million;
- *Receivables* for EUR 68.6 million from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company at year end.

Receivables transferred in the year to factoring companies without recourse total EUR 267.0 million (EUR 256.1 million at December 31st, 2005). Receivables that have not yet expired at December 31st, 2006 amount to EUR 85.0 million; EUR 23.4 million of these receivables were received in advance.

In item ***prepayments and accrued income*** the most significant items refer to:

- the rights for the Champion League matches for seasons 2007/2008 and 2008/2009 equal to EUR 67.4 million acquired from company Union des Associations Europeennes de Football;
- rights for the "Serie A" football matches for seasons 2006/2007 and 2007/2008, equal to EUR 94.0 million acquired from "Lega Calcio" italian football association, that are included in the income statement when the single event occurs;
- the costs for smart cards and vouchers which are equal to EUR 7.5 million recorded for the correlation with the revenues regarding their sales.

8.4 Current financial assets

	31/12/2006	31/12/2005
Financial receivables (due within 12 months)	0.7	3.9
Securities	42.5	24.8
Financial assets for trading derivatives	0.0	11.9
Financial assets for hedging derivatives	0.8	4.3
Financial assets for derivatives with no hedging purpose	0.5	8.8
Total	**44.6**	**53.7**

Securities refers to floated bonds not held by Mediaset S.p.A. for EUR 22.7 million and to Government bonds held by Gestivision Telecinco for EUR 6.0 million and to mutual investment funds for EUR 13.7 million.

The change in **financial assets for trading derivatives** mainly refers to the amount received in the year regarding the conclusion of the equity swap contract stipulated in 2003 by and between Mediaset and a major Italian bank. At December 31st 2006, this item includes the fair value, equal to EUR 38,000, for the call option right concerning 37,724,240 Telecom Italia ordinary shares at a price of 3.6051 each to be exercised by December 2007. This option was acquired as part of the agreements entered into by Mediaset and Fingruppo Holding S.p.A., regarding the acquisition by Mediaset of a stake in HOPA S.p.A.

Financial assets for hedging derivatives at December 31st, 2006, refer to the fair value of derivatives acquired in 2006 to hedge the interest rate risk related to the Mediobanca loan. At December 31st, 2006, this item referred to the fair value of derivative instruments used by the Group for the purposes of its hedging activities of currency exposures connected to commitments for future purchases of television rights denominated in foreign currency (*forecast transaction*).

The change over December 31st, 2005 mainly refers to the effect of changes in fair value mainly attributable to the change in the spot exchange rate of reference.

The item ***Financial assets for derivatives with no hedging purpose*** refers to the fair value of derivative instruments with hedging purpose (for which *hedge accounting* policy has not been activated) that hedge the variations of fair value of the elements recognised in the financial statements, mainly payables and receivables denominated in foreign currency.

Note 12.5 below includes the net position regarding hedging financial instruments.

8.5 Cash and cash equivalents

This item can be broken down as follows:

	31/12/2006	31/12/2005
Bank and postal deposits	447.2	497.9
Cash in hand and cash equivalents	0.2	0.2
Total	**447.4**	**498.1**

For the analysis of the change in cash, see the *Consolidated cash flow statement.*

8.6 Net financial position

Below is the breakdown of the ***consolidated net financial position,*** mentioning for each of the exhibited items the reference to the relevant comment note.

Changes in the Net financial position occurred in 2006 have been thoroughly discussed in the *Balance Sheet and Financial Position* section of the Report on Operations.

	31/12/2006	31/12/2005
Liquid funds (Note 8.5)	447.4	498.1
Current financial assets (Note 8.4)	43.8	39.0
Other financial assets (Note 7.6)		84.9
Total financial assets	**491.3**	**622.0**
Due to banks - non current liabilities (Note 11.2)	(436.4)	(235.1)
Due to banks - current liabilities (Note 12.1)	(612.7)	(729.7)
Due to other financial institutions - non current liabilities (Note 11.2)	(3.8)	(6.4)
Due to other financial institutions - current liabilities (Note 12.4)	(6.7)	(8.8)
Total financial liabilities	**(1,059.6)**	**(980.0)**
Net financial position	**(568.3)**	**(358.0)**

Item *Current financial assets* includes securities, as detailed in note 8.4, the current amount of financial receivables for EUR 3.5 million, and the fair value of hedging derivatives acquired in order to hedge interest risk.

Changes occured in *Other financial assets* refer to the sale of the entire stake held at 31 December 2006 in SICAV ABS Fund Finance.

Item *Due to other financial institutions – current liabilities* refers to payables towards factoring companies, leasing operations, financial relationships of current account with affiliated companies (as detailed in the following note 12.4), net of the ineffective ratio of the fair value of hedging derivatives.

9 NON CURRENT ASSETS AND LIABILITIES FOR SALE

Non current assets amounted to EUR 1.5 million and refer to the following:

- for EUR 0.3 to the stake held by R.T.I. in Press TV S.p.A., whose value was aligned to the disposal value based on the deed stipulated on December 20th, 2006;
- for EUR 1.2 million to the carrying value of the stake held in Fondo Convergenza, a stake that will be sold in 2007

Changes in these items with respect to December 31st, 2005 can be attributed to the sale of digital equipment, to the sale to Sky of the library of television rights for theme channels and for the liquidation of the 11.76% stake held by subsidiary Mediaset Investment S.a.r.l in Euromedia Lux Two.

(amounts in EUR millions)

10 CAPITAL AND RESERVES

The main items composing shareholders' equity and the relevant changes are as follows:

10.1 Share capital

At December 31st, 2006 the share capital of the Mediaset Group, which is the same as that of the parent company, was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the year.

10.2 Share premium reserve

At December 31st, 2006 the Share premium reserve amounted to EUR 275.2 million. No changes occurred during the year.

10.3 Treasury Shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the General Shareholders' Meetings of April 24th, 2002, April 16th, 2003, April 27th, 2004, April 29th, 2005 and April 20th, 2006, whereby the Board of Directors was given proxy to purchase up to a maximum of 118,122,756 shares (10% of share capital). This proxy is valid until the financial statements at December 31st, 2006 are approved and however for no longer than 18 months from the meeting decision.

	2006		2005	
	Number of shares	Book value	Number of shares	Book value
Balance at 1/1/2006	46,770,000	437.3	1,957,000	17.3
Additions	1,300,000	11.4	51,791,627	488.3
Disposals	(3,588,500)	(34.8)	(6,978,627)	(68.3)
Balance at 31/12/2006	**44,481,500**	**413.9**	**46,770,000**	**437.3**

Treasury shares held include 1,551,500 shares destined to the stock option plans decided and 42,930,000 shares destined to the repurchase plan of treasury spares decided on September 13th, 2005 and November 8th, 2005.

It should be noted, also, that during the year, to meet the needs of the stock option plans, a total number of 1,300,00 shares were purchased and 5,585,500 shares were sold. The result of these transactions was an overall loss of EUR 7.6 million recognised in a specific reserve in shareholders' equity net of the tax effect.

It is also worth noting that, at December 31st, 2006, changes in shareholders' equity regarding treasury spares referring to the share capital of subsidiary companies were reclassified under item *previous years' profit/losses*, in order to recognise the value of the parent company's treasury shares under item *treasury shares*.

10.4 Other reserves

	31/12/2006	31/12/2005
Legal reserve	122.8	122.8
Other reserves	420.0	424.5
Total	**542.8**	**547.3**

The item also includes the effects, equal to EUR 2.5 million regarding losses, directly recorded under shareholders' equity, achieved by means of the purchase and sale of treasury shares carried out to stabilise the stock price.

10.5 Valuation reserves

	31/12/2006	31/12/2005
Cash flow hedge reserve	(0.8)	3.2
Financial assets availbale for sale	-	0.1
Stock option plans	11.6	14.8
Actuarial Gains/(Losses)	(7.6)	(11.6)
Total	**3.2**	**6.5**

The ***Valuation reserve for financial cash flow hedging instruments*** is set up within the framework of the valuation of qualified hedging derivative instruments with respect to the exchange rate risk and the interest risk.

With respect to financial instruments for the management of the interest rate risk, changes during the year regard, for EUR 0.3 million, the transfer to the income statement of the financial losses accrued and paid for the interest rate swap hedging the pool financing stipulated by Mediaset S.p.A. and for EUR 0.8 million regarding the fair value of collar derivative instruments regarding contracts signed to hedge a loan stipulated with Mediobanca S.p.A.

Changes that occurred within the framework of valuation reserves for the financial instruments for the hedging of the exchange rate risk refer for EUR 2.4 million to the adjustment of the initial carrying value of television rights acquired in the year and for EUR 8.1 to changes in fair value.

The ***Valuation reserve for financial assets*** available for sale refers to the change in fair value of minority shareholdings and the quotas held in the SICAV (fund management company) ABS Finance Fund. The change over December 31st, 2005 is attributable to the sale of the quotas held in the SICAV

The ***Reserve for Stock Option Plans*** includes the amount of costs accrued at December 31st,, 2006, determined under IFRS 2 for the three-year Share Option Plans granted by Mediaset in 2004 and 2005 and by its subsidiary Telecinco in 2005 and 2006 for the amount pertaining to the Group. Changes in the year refer to the reclassification of the Reserve regarding the 2003 Share Option plan under item *Previous years' profit (loss)* for EUR 8.3 million following its conclusion and for EUR 5.1 million to the cost amount accrued at December 31st, 2006 and pertaining to the Group.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, recognised directly in equity.

The following table shows the movements during the year for these reserves:

Valuation reserves	Balance at 1/1/2006	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 31/12
Financial assets for cash flow hedging purpose	3.2	(0.2)	0.2	2.4	(7.2)	0.7	(0.8)
Financial assets availbale for sale	0.1	-	(0.4)	-	0.3	0.0	0.0
Stock option plans	14.8	(3.2)	-	-	-		11.6
Actuarial Gains/(Losses) on defined benefit plans	(11.6)	6.0	-	-	-	(2.0)	(7.6)
Total	6.5	2.6	(0.2)	2.4	(7.0)	(1.2)	3.2

10.6 Previous years' profit (loss)

The change over December 31st, 2005 relates to the distribution of dividends paid by the parent company in the period.

11 NON CURRENT LIABILITIES

11.1 Post-employment benefit plans

Benefits to employees that fall within the Italian regulation of Employee termination benefit (TFR) are considered by IAS 19 as "post employment benefits" of the "defined benefits" type and are therefore subject to valuation by means of the actuarial procedure "Projected Unit Credit Method".

The procedure for the determination of the Group's obligation with respect to employees was carried out by an independent actuary according to the following stages:

- Projection of the Employee termination benefit already accrued at the valuation date and of the quotas that will be accrued until the moment when the work relationship is terminated or when the accrued amounts are partially paid as an advance on the Employee Termination Benefit;
- Discounting at the valuation date of the expected cash flows that the Group will pay in the future to its own employees;
- New proportion of the discounted performances based on the seniority accrued at the valuation date with respect to the expected seniority in the very moment of the payment by the Group.

Employee Termination Benefit according to IAS 19 was carried out "ad personam" and with closed population, i.e. analytical calculations were made on each employee present at the valuation date in the Mediaset Group, without considering future employees of the company.

The actuarial valuation model is based on the so called technical bases, which represent the demographic , economic and financial assumptions regarding the parameters included in the calculation.

In summary, the adopted assumptions were the following:

Demographic assumptions	
Death probability	ISTAT survival table, divided by age and gender, 1991
Probability of leaving the Group	Percentages for retirement, resignation/dismissal, contract expiry have been taken from the observation of company data for each Group company. The probabilities adopted were separated by age, gender and contract qualification (office workers, middle managers, managers). The valuation period reaches an age of 60 years for female employees and 65 years for male employees.
TFR advance	Frequencies of advances and average percentage of TFR requested in advance have been taken from the observation of historical data for each company of the Group
Supplementary retirement scheme	Those who entirely pay their TFR to supplementary schemes relieve the Company from any commitments with respect to TFR and are not assessed. For other employees, their position has been assessed by considering their situation at the date of valuation (partial or no membership to supplementary pension schemes)

Economic-financial assumptions	
Inflation rate	Inflation scenario in line with the most recent Economic and Financial Planning Documents: for the assessment of the provision for TFR of the Companies of the Mediaset Group at December 31st, 2005, DPEF 2006-2009 was taken as reference, with a declining inflation rate reaching the value of 1.6% in 2008. Beyond this year the inflation rate has been assessed constant to 1.6%.
Discount rates	Curve of the risk free rates regarding securities of top companies in the Euro market (minimum rating A+) at the valuation date
Wage increases	Wage increases recorded specifically by Company, lengths of service, and contract category, net of forecast inflation, variable according to the assignment level: Managers: 2.0% to 3.5% p.a.

The actuarial assessment highlights a value of the provision for the Employee Termination Benefit at December 31st, 2006 equal to EUR 131.7 million, with an EUR 0.3 million decrease with respect to the previous year. Movements in the provision are summarised as follows:

	2006	2005
Balance at 1/1	**132.0**	**115.9**
Liabilities in charge due to company acquisitions		0.9
Service Cost	9.3	9.8
Actuarial (gains)/losses	(6.0)	9.9
Interest Cost	3.8	3.3
Indemnities paid/advanced	(8.8)	(7.8)
Other movements/Business combinations	-	0.1
Balance at 31/12	**130.3**	**132.0**

As previously noticed, the Group avails itself of the option envisaged by IAS 19 (par. 93.A-D), and recognises actuarial profits and losses directly in shareholders' equity.

Starting from January 1st, 2007 the italian Financial Act ("Legge Finanziaria") and its implementation decrees have introduced significant changes in the regulation of the Employee Termination Benefit, among which the obligation for the worker to choose the destination of his/her own Employee Termination Benefit accruing in the future. Specifically, new Employee Termination Benefit flows can be vehicled by the worker to selected forms of pension or kept within the company (that being the case, the company shall pay Employee Termination Benefit contributions to a treasury account set up at INPS – Social Security Institute). At the moment, uncertainty regarding the interpretation of the recently issued regulation mentioned above, possible different interpretation about qualification under IAS 19 of the Employee Termination Benefit under accrual and the subsequent changes of the actuarial calculation regarding the accrued Employee Termination Benefit, as well as the impossibility to estimate employees' choices regarding the destination of their Employee Termination Benefit accruing in the future (for which choice, the deadline for employees is June 30th, 2007) mean that it is too early to devise any actuarial change to the calculation of the accrued Employee Termination Benefit at December 31st, 2006

11.2 Financial liabilities and payables

	Balance at 12/31/2006	Balance at 12/31/2005
Due to banks	436.3	235.1
Due to other financial institutions	3.8	6.4
Due to affiliated companies	0.8	0.9
Other financial liabilities	0.7	0.5
Total	**441.5**	**243.0**

The change over December 31st, 2005 is attributable to the increase of the amount of the financing contract stipulated in 2005 with Mediobanca S.p.A. for an overall amount of EUR 75.0 million, an increase that was negotiated by Mediaset S.p.A, on October 10th, 2006, with starting date at November 29th, 2006, under the same terms as the original contract, and paid as follows:

1. the revolving credit line was increased by EUR 25.0 million, from EUR 75.0 million to EUR 100.0 million;
2. the loan, amortised on a straight-line basis starting from the fifth year, was increased by EUR 50.0 million at an overall amount of EUR 210.0 million

The loan contract envisages that the following financial covenants (calculated on a consolidated basis) are checked as follows:

1. consolidated net financial position /EBITDA no higher than 1.5 (to be checked on a half-year basis);
2. consolidated EBITDA/net financial losses no lower than 10 (to be checked on a half-year basis).

These parameters have been met to date.

Another change with respect to the previous year mainly refers to a new loan contract stipulated with San Paolo IMI for an overall amount of EUR 100.0 million. Also this contract envisages that the following financial covenants (calculated on a consolidated basis) are checked:

1. net financial position /EBITDA no higher than 4 (to be checked on a half-year basis);
2. net financial position /Equity no higher than 2 (to be checked on a half-year basis);

These parameters have been met to date.

For both loans described above, the next date of revision of the rate is:

1. for the Mediobanca loan, February 28th;
2. for the San Paolo IMI loan,

During the year, a credit line was granted by BNP Paribas for a maximum amount of EUR 50,000 thousand and has been used for EUR 25,000 thousand at December 31st, 2006.

The contract for the credit line envisages that the following financial covenants are checked:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis based on Mediaset consolidated data;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

With respect to the two loans and the credit lines, if the financial covenants are not met, Mediaset S.p.A. should reimburse the used amounts.

The following table shows the actual interest rates and the financial charges recognised in the income statement regarding existing loans:

	IRR	Financial charges	Fair Value
Mediobanca loan	4.01%	7.7	213.0
S. Paolo IMI loan	3.0%	2.2	101.6

Due to other financial institutions refers to amounts owed to lease companies and soft loans granted to the Telecinco Group.

11.3 Provisions for non current risks and charges

The make up of these reserves and movements therein are set out below:

	2006	2005
Balance at 1/1	**196.4**	**165.9**
Provisions made during the period	38.4	79.0
Provisions used during the period	(36.9)	(49.7)
Financial costs	0.7	0.7
Other movements/Business combinations	0.0	0.7
Balance at 31/12	**198.6**	**196.4**
Of which:		
current	71.5	149.1
non current	127.1	47.3
Total	**198.6**	**196.4**

Provisions for non current risks and charges refer for EUR 79.0 million to the geographical area Italy and for EUR 119.6 million to the Telecinco Group.

This item includes the provision made in 2004 equal to EUR 34.6 million for the receivable from British Telecom PLC following the sale transactions of the stake held in Albacom S.p.A.

Net of this amount, provisions for risks are mainly attributable to lawsuits for EUR 63.1 million (EUR 63.8 million at December 31st, 2005), litigations with personnel for EUR 8.9 million (EUR 15.9 million at December 31st, 2005), contractual risks mainly regarding the risk of underutilising artistic resources with respect to what is envisaged in the contracts for EUR 59.3 million (EUR 49.8 million at December 31st, 2005).

As to criminal case 22694/2001 (also known as Television Rights) it should be noted that the preliminary hearing stage came to a conclusion on July 7th. The GUP (Judge for the Preliminary Hearing) decided that most of the defendants are committed for trial for the events after 1998 and stated that these same subjects should not be prosecuted for the events before that date (except for the accusations of receiving and money-laundering). The debate began on November 21st, 2006 and is still under way. As is known, in this process Mediaset S.p.A. joined

prosecution as plaintiff in order to follow the trial, in the debate between plaintiff and defendant, and to ascertain the possible existence of damage against the company.

Change in provisions for risks and charges "within 1 year" refers to the reclassification into category "after 1 year" made during 2006 in order to realign the expiry dates of certain provisions for risks.

12 CURRENT LIABILITIES

12.1 Due to banks

	Balance at 12/31/2006	Balance at 31/12/2005
Loans	200.0	120.0
Credit lines	412.7	609.7
Total	**612.7**	**729.7**

Changes in amounts due to banks refer both to the reimbursement of EUR 120.0 million for the five-year loan stipulated in 2002 with major banks, and to the new contracts stipulated for an overall amount of EUR 200 million.

Credit lines refer to advances with very short-term revocation, with expiry conventionally established after one year with possible renews. The decrease is mainly attributable to the lower use of this type of financing, while increasing medium- and long-term loans. These credit lines have variable rate. The fair value is equal to the recording value. At December 31st, 2006 approximately 45% of the overall credit lines was committed.

12.2 Due to suppliers

	Balance at 31/12/2006			Balance at 12/31/2005
		Due		
	Total	Within 1 year	After 1 year	
Due to suppliers	1,299.1	1,209.7	89.4	1,076.6
Trade advances	27.2	27.2		18.8
Due to subsidiaries	-	-		1.0
Due to affiliated companies	29.1	29.1		21.0
Due to parent company	0.3	0.3		0.9
Due to Fininvest Group and Mediolanum Group companies	164.6	136.7	27.9	108.0
Total	**1,520.3**	**1,403.0**	**117.3**	**1,226.3**

This item mainly refers to:

- payables for the purchase of rights totalling EUR 500.3 million (EUR 619.0 million at December 31st, 2005) EUR 24.1 million of which regarding the Telecinco Group.
- payables for the completion of television productions and to free-lance artists and professionals of the television group totalling EUR 128.8 million (EUR 129.9 million at December 31st, 2005). The amount regarding the consolidation of the Telecinco Group equals EUR 78.1 million;
- payables to agencies and miscellaneous suppliers of the advertising group totalling EUR 62.9 million (EUR 51.9 million at December 31st, 2005), EUR 16.3 million of which regarding the Telecinco Group.

Due to subsidiary companies of the Fininvest Group and Mediolanum Group mainly consists of debts for the purchase of television rights from associated company Medusa.

12.3 Tax receivables

This item can be broken down as follows:

	31/12/2006	31/12/2005
Withholding tax on employees' wages and salaries	11.6	13.0
Current taxes	29.5	39.4
VAT payables	18.1	10.3
Other payables	21.4	10.8
Total	**80.7**	**73.5**

12.4 Other financial liabilities

	12/31/2006	12/31/2005
Due to other financial institutions	7.4	7.6
Financial liabilities on trading derivatives/derivatives with no hedging purpose	3.6	1.2
Financial liabilities on hedging derivatives	2.0	-
Total	**13.0**	**8.8**

The item ***Due to other financial institutions*** mainly refers to payables towards factoring companies without recourse totalling EUR 1.0 million, to financial relationships of current account with connected companies for EUR 4.5 million and to the current amount of payables to lease companies and soft loans granted to Telecinco Group for EUR 0.7 million and EUR 1.0 million respectively.

12.5 Hedge derivative instruments

Below are the assets and liabilities of financial hedging derivatives, already commented previously in notes 8.4 (current financial assets) and 12.4 (Other financial liabilities) in order to highlight the net Group's position.

	12/31/2006	
	Assets	**Liabilities**
Foreign currency forward contracts	0.5	4.9
Foreign currency option contracts	-	0.7
Exchange rate collars contracts	0.8	
Total	**1.3**	**5.6**

The notional amount of the existing currency future contracts at December 31st, 2006 is shown below:

	12/31/2006
United States Dollars (USD)	383.4
Great Britain Pounds (GBP)	0.4
Total	**383.8**

With reference to hedging future commitments for the purchase of rights, existing derivatives at 31/12/2006 were stipulated with expiry date 2007-2008, in line with the periods where it is expected that these assets will be included in contracts and recorded in the financial statements. With reference to trade payable hedging, hedge derivative contracts that existed at 31/12/2006 were stipulated with expiry dated between the years 2007-2011 and with reference to the actual payment deadlines (when these can be determined) or, should the latter fail, with the best approximation at the moment available.

12.6 Other current liabilities

	31/12/2006	31/12/2005
Due to social security institutions	17.8	17.1
Other sums payable	50.3	68.1
Accrued and deferred income	155.0	53.2
Total	**223.1**	**138.4**

Item Accrued and deferred income includes deferred income for EUR 90.0 million regarding income generated by the sale of advertising space that had not been broadcast at the end of 2006. These contracts have been signed for the first time in the last quarter of 2006 with major media centres specialized in the purchase and management of advertising space on behalf of their customers. Their purpose is the immediate and final sale of the right to use the advertising space on Mediaset networks starting from the contract execution date through to December 31st, 2007 at the latest.

This item also includes deferred income for EUR 44.8 million (EUR 40.0 million at December 31st, 2005) referring to revenues from the sale of prepaid and scratch cards not pertaining to the period.

INCOME STATEMENT

13.1 Revenues from sales and services

Here below is a breakdown of the item divided by category:

	2006	2005
Television advertising revenues	3,340.8	3,394.6
Other advertising revenues	55.6	46.0
Rental of rights/programmes	32.9	30.0
Trading of TV rights and television production	60.5	29.7
Sale of prepaid cards	84.2	35.9
Sale of goods	25.4	22.1
Construction and maintenance of television equipment	33.9	12.1
Other revenues	78.1	63.6
Total	**3,711.5**	**3,634.1**

Revenues from the sale of **television advertising** included revenues, net of agency discounts, deriving from the sale of advertising slots on the three television networks for which Publitalia '80 holds Italian national licence and on the Spanish Telecinco network for which Publiespana S.A. and Publimedia S.A. hold the relevant licence. This item also included revenues deriving from the sale of television time in exchange for goods by Promoservice Italia S.r.l. and net advertising sales in relation to free-to-air and pay-per-view digital terrestrial television channels.

Other advertising revenues mainly referred to the advertising billboards and sponsorships, revenues from the sale of advertising on proprietary websites and theme channels designed by the Group and third parties, revenues from the provision of trade services regarding teletext and non-television advertising revenues generated by Publieurope Ltd. and Publimedia S.A.

Revenues from **rental of rights/programmes** included revenues deriving from the sale of Mediaset programme schedules broadcast on DVB-H technology-based mobile digital television and premium contents to mobile phone operators following the elimination of satellite broadcasting of theme channels.

Trading of **TV rights and productions** referred mainly to the sale of entertainment rights.

Revenues from **sale of prepaid cards** referred to the sale of prepaid cards sold in the first half of 2006 in relation to the Mediaset Premium *pay-per-view* offer.

Revenues from the **sale of goods** mainly included goods and services supplied to Promoservice Italia S.r.l. in exchange for advertising and starting from the second half of 2005 this item also included the revenues from the teleshopping operations carried out by the Group following the acquisition of Home Shopping Europe S.p.A.;

Revenues from **construction, lease and maintenance of television equipment** included, starting from the second half of 2006, amounts paid by mobile phone operators in relation to the use of the new open platform that will broadcast DVB-H technology-based mobile digital television. In addition, this item also included revenues deriving from the sale of equipment by Elettronica Industriale S.p.A. to third parties and lease and maintenance services provided by other television operators.

The "**Other revenues**" item mainly included revenues from royalties due in relation to merchandising activities, income from telephone traffic generated by the interaction with some television productions relative to both Mediaset networks and Telecinco, as well as the sale of multimedia content and services to telephone companies.

13.2 Other revenues and proceeds

This item is broken down here below:

	2006	2005
Rentals and leases	0.4	13.2
Gains on disposals of tangible and intangible assets	2.9	4.7
Other	32.8	26.0
Total	**36.1**	**43.9**

13.3 Personnel expenses

Personnel expenses increased by EUR 11.5 million, going from EUR 441.0 million in 2005 to EUR 452.5 million in 2006.

Item *Other expenses* mainly comprised short-term benefits to employees (other than wages and salaries, contributions and paid leave), including benefits such as medical care, company cars, canteen and other benefits and free-of-charge or low-cost services. It should be noted that, compared to figures in the consolidated financial statements at December 31st, 2005, EUR 2.1 million was reclassified in this item, previously recorded in service costs.

Item *Other expenses* included Directors' compensation in the Group companies, equal to EUR 3.0 million, as well as the costs for the Stock Option Plans (pursuant to IFRS 2) amounting to EUR 6.5 million (against EUR 8.1 million in the previous year), of which EUR 2.6 million referred to Telecinco Group plans.

	2006	2005
Ordinary pay	232.3	235.2
Overtime	15.9	13.8
Special benefits	37.8	38.9
Christmas and summer bonuses	33.1	31.6
Accrued holiday pay	0.6	1.3
Total wages and salary	**319.7**	**320.9**
Social security contributions	88.9	85
Employee severence indemnity	9.3	9.8
Pension benefits and similar obligations	0.6	0.6
Other expenses	34.0	26.8
Total personnel expenses	**452.5**	**443.1**

13.4 Purchases, services and other costs

	2006	2005
Purchase of raw materials and supplies	**95.0**	**76.5**
Change in the inventories of raw materials, work in progress, semi-finished and finished goods	**(110.7)**	**(92.1)**
Consultants, temporary staff and services	219.4	194.0
Production services and purchase of television products	497.5	418.3
Publisher's fees and other fixed fees ("minimi garantiti")	25.5	20.8
Advertising space and public relations	27.3	18.9
EDP	22.7	17.9
Personnel search, professional training and other personnel expenses	1.0	
Other services	336.8	335.5
Total services	**1,130.2**	**1,005.4**
Leasing and rentals	**170.5**	**162.0**
Provisions for risks	**19.7**	**25.2**
Sundry operating costs	**69.4**	**48.3**
Total purchases, service and other costs	**1,374.2**	**1,225.2**

The "*Leasing and rentals*" item includes EUR 28.5 million relating to leases and rentals of television studios, office buildings, television sites and stations. Multi-year commitments on leases and rentals amount to 41.1 million euros, which 12.1 millions euros expected during next year.

13.5 Amortisation, depreciation and write-downs

	2006	2005
Amortisation of TV rights	766.2	724.6
Amortisation of other intangible assets	41.2	19.9
Amortisation of tangible assets	69.8	68.8
Depreciation and write-downs/(write-ups) of receivables and other fixed assets	8.5	(14.3)
TOTAL AMORTISATION, DEPRECIATION AND WRITE-DOWNS	**885.7**	**799.0**

In particular, it should be noted that the amortisation of television rights in Italy totalled EUR 602.5 million against EUR 572.8 million as of December 31, 2005; while the amortisation of television rights held by the Telecinco Group made for EUR 163.7 million against EUR 151.8 million of the previous year.

13.6 Gains/(losses) from disposal of equity investments

This item - equal to EUR 1.3 million against EUR 43.1 million as of the previous year - reflected the capital gain resulting from the sale of the 0.034% stake held in the Gestevision Telecinco S.A. subsidiary (in 2005 a 1.9% stake was transferred).

13.7 Financial charges

	2006	2005
Interests on financial liabilities	(44.3)	(19.4)
From securities	(0.1)	(1.3)
From derivative instruments	(0.5)	(4.7)
Other financial losses	(4.4)	(11.1)
Foreign exchange losses	(27.4)	(57.6)
Total financial losses	**(76.7)**	**(94.1)**

13.8 Financial proceeds

	2006	2005
Interests on financial assets	13.5	3.4
From securities	1.1	1.1
From derivative instruments	0.8	16.0
Other financial income	6.5	16.6
Foreign exchange gains	34.7	58.8
Total financial income	**56.6**	**96.0**

The "***(Losses on)/profit from foreign exchange trading***" item included both the effects of derivatives used in relation to financial hedging operations with respect to currency exposure linked to commitments for future purchases of rights and the effects of derivatives used to hedge against exchange rate fluctuations in items entered in the financial statements.

13.9 Income/expenses from equity investments

This item comprised the net worth of companies assessed according to the net equity method, including any value loss or recovery, write-downs of investments classified as available for sale under the **other non-current financial assets** item, allocations to the provision for risks on equity investments, proceeds from dividends and capital gains and losses from equity investment disposals.

	2006	2005
Result of equity investments valued with the equity method	1.4	1.9
Write-downs of financial assets available for sale	(0.3)	(51.3)
Gain/(losses) from the sale of equity investments	2.1	3.8
Dividends	-	1.9
TOTAL INCOME/(EXPENSES) FROM EQUITY INVESTMENTS	**3.2**	**(43.8)**

The "**Write-down of financial assets held for sale**" item reflected the effect of the write-down of the equity investment held by RTI S.p.A. in Press TV S.p.A to match the value to the transfer price. In 2005, this item totalled EUR 50.7 million relative to the write-down of the equity investment held in HOPA S.p.A.

The "Gains/losses from the sale of equity investments" item referred to proceeds originating from the sale, carried out in 2006, of the equity interests held in TV Breizh and TV Breizh Nantes.

13.10 Income taxes for the year

	2006	2005
Irap tax	43.4	51.3
Ires tax	165.3	258.3
Current tax expenses (foreign companies)	134.4	133.9
Deferred tax expense	14.8	11.1
Total	**357.9**	**454.6**

Here below is a table matching the current income tax rate in Italy relative to corporate income tax for the years 2005 and 2006 and the actual rate for the Group.

	2006	2005
Current tax rate	**37.25%**	**37.25%**
IRAP tax non deductible expenses	2.07%	1.68%
Effects of tax rate in foreign jurisdictions	-4.59%	-3.49%
Non deductible expenses and consolidation adjustment with no tax effect	0.37%	2.38%
Actual tax rate	**35.10%**	**37.82%**

13.11 Profit for the year and dividend proposal

The Group's consolidated net result as of December 31, 2006 equalled EUR 505.5 million against EUR 603.4 million of the previous year. The unit dividend proposed by the Board of Directors at the Shareholders' General Meeting was equal to EUR 0.43 cents per share, corresponding to an overall estimated cost of EUR 489.5 million, calculated net of shares held following the plan for Treasury share repurchasing.

13.12 Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2006	2005
Net profit for the period (millions of euro)	**505.5**	**603.4**
Weighted average number of ordinary shares (without own shares)	1,137,028,787	1,171,872,054
Basic EPS	**0.44**	**0.51**
Weighted average number of ordinary shares for the diluted EPS computation	1,137,056,193	1,171,872,054
Diluted EPS	**0.44**	**0.51**

14. Share-based payments

As of December 31, 2006 stock option plans assigned in 2003, 2004, 2005 and 2006 regarding the granting of rights relative to Mediaset ordinary shares were assessed pursuant to IFRS 2. All plans fell within the category of the "*equity-settled*" plans, envisaging the allocation of treasury shares repurchased in the market. The options granted to the employees having the right to exercise them are contingent on the achievement of economic performance targets by the Company and the permanence of the employee within the group for a pre-established period of time.

The conditions of the aforementioned stock option plans are summarised here below:

	Stock Option Plan 2003	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2006*
Grant date	18/04/2003	22/06/2004	22/06/2005	25/07/2006
Vesting Period	from 01/01/2003 until 31/12/2005	from 01/01/2004 until 31/12/2006	from 01/01/2005 until 31/12/2007	from 01/01/2006 until 31/12/2008
Exercise period	from 01/01/2006 until 31/12/2007	from 01/01/2007 until 31/12/2008	from 01/01/2008 until 31/12/2010	from 01/01/2009 until 31/12/2011
Fair Value	2,41 euro	1,59 euro	1,67 euro	1,10 euro
Strike price	7,39 euro	9,07 euro	9,60 euro	8,92 euro

(*) Unmet targets

Starting from January 1, 2006, n.3,308,000 options were exercised, corresponding to 95.6% of the existing options, relative to the 2003 stock option plan.

The plan envisaged for 2006 was implemented on July 25, 2006, including the granting of n. 3,716,000 options, which may be exercised after the three year period starting from January 1, 2009.

Exercise rights expired for 64,000 stock options in 2006, due to the absence of the necessary conditions for accrual (as in the case in which an employee leaves the Mediaset Group), of which n. 32,000 referred to the 2004 Stock Option Plan and n. 32,000 to the 2005 Stock Option Plan.

The table below summarises the changes in the stock option plans:

	Stock Option Plan 2003	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2006	Total
Options outstanding at 1/1/2005	**3,498,000**	**3,415,000**	**-**	**0**	**6,913,000**
Options issued during the year	-	-	3,774,500	0	3,774,500
Options exercised during the year	-	-	-	0	0
Options expired/cancelled during the year	(37,500)	(16,000)	(16,000)	0	(69,500)
Options outstanding at 31/12/2005	**3,460,500**	**3,399,000**	**3,758,500**	**0**	**10,618,000**
Options outstanding at 1/1/2006	**3,460,500**	**3,399,000**	**3,758,500**	**0**	**10,618,000**
Options issued during the year	-	-	-	3,716,000	3,716,000
Options exercised during the year	(3,308,000)	-	-	0	(3,308,000)
Options expired/cancelled during the year	-	(32,000)	(32,000)	0	(64,000)
Options outstanding at 31/12/2006	**152,500**	**3,367,000**	**3,726,500**	**3,716,000**	**10,962,000**

Stock options were entered at their Fair Value in the financial statements:

- EUR 2.41 for the 2003 stock option plan;
- EUR 1.59 for the 2004 stock option plan;
- EUR 1.67 for the 2005 stock option plan;
- EUR 1.10 for the 2006 stock option plan.

The Fair Value for the options was calculated according to the binomial method. In particular, the exercise of the stock options was included in the model, assuming that the option is exercised when the price for the option is higher than a pre-established multiple of the exercise price. Any decrease in value consequent to the issuing of new shares is already deducted from current market prices. The model was based on the following data:

- spot price of the valuation day (reference price)
- historical volatility 1 year ex-dividend (calculated on reference prices) as the best projection for the expected volatility
- expected dividend-yield calculated by assuming that the value of the dividend distributed in the year remains steady over time until expiry
- curve of the euro rates
- zero exit-rate of stock option holders

The assumptions made on the main items included in the model are detailed here below:

	Stock Option Plan 2003	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2006
Average stock price	7,784 euro	9,343 euro	9,735 euro	8,990 euro
Historical volatility	43.72%	24.32%	19.09%	17.17%
Risk-free rate	3.56%	3.75%	2.76%	4.00%
Expected dividend yield	3.12%	2.10%	2.10%	3.23%

The Spanish Telecinco subsidiary also implemented stock option plans for the years 2005 and 2006. In 2005, it completed the 2004 stock option plan following the company's listing on the Madrid Stock Exchange. The characteristics of the three plans are summarised in the table below:

	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2006
Grant date	23/06/2004	26/07/2005	26/07/2006
Vesting Period	from 24/06/2004 until 23/06/2005	from 27/07/2005 until 26/07/2008	from 27/07/2006 until 25/07/2009
Exercise period	from 24/06/2005 until 24/06/2007	from 27/07/2008 until 27/07/2010	from 26/07/2009 until 25/07/2011
Fair Value	0,73 euro	3,13 euro	2,87 euro
Strike price	10,15 euro	19,70 euro	18,57 euro

Here below is a summary of the movements in the stock option plans granted by Telecinco in the two fiscal years:

	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2006	Total
Options outstanding at 1/1/2005	**11,250**	**0**	**0**	**11,250**
Options issued during the year	0	1,483,500	0	1,483,500
Options exercised during the year	(11,250)	0	0	(11,250)
Options expired/cancelled during the year	0	0	0	0
Options outstanding at 31/12/2005	**0**	**1,483,500**	**0**	**1,483,500**
				0
Options outstanding at 1/1/2006	**0**	**1,483,500**	**0**	**1,483,500**
Options issued during the year	0	0	1,733,150	1,733,150
Options exercised during the year	0	0	0	0
Options expired/cancelled during the year	0	(263,000)	0	(263,000)
Options outstanding at 31/12/2006	**0**	**1,220,500**	**1,733,150**	**2,953,650**

The assumptions made on the main items included in the model are detailed here below:

	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2006
Average stock price	10.85	22.83	20.30
Historical volatility	22.50%	22.50%	22.50%
Expected dividend yield	4.50%	4.50%	5.10%

It should also be noted that the information regarding emoluments and stock option plans granted to key managers of the Group was entered into Mediaset S.p.A. financial statements.

15. Transactions with Related Parties

The Group carried out trade operations with the holding company and its affiliated companies, joint ventures and subsidiaries under normal market conditions.

The total value of positions/transactions towards related parties, as well as their contribution to the financial statements, are presented in Balance Sheet and Income Statement prepared according to Consob Decision no. 15519 dated July 27th, 2006.

The following table provides detail of the counterparts for the main items of the Balance Sheet and the Income Statement.

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/(charges)
Fininvest S.p.A.	1.5	0.3	-	1.4	5.2	-
Associated companies						
A.C. Milan S.p.A.	0.3	78.0	-	0.2	5.4	-
Alba Servizi Aerotrasporti S.p.A.	0.0	1.1	-	0.1	5.1	-
Arnoldo Mondadori Editore S.p.A.	3.8	0.6	-	15.9	1.4	-
Banca Mediolanum S.p.A.	1.2	-	-	3.9	(0.0)	-
Il Teatro Manzoni S.p.A.	0.5	0.5	-	0.0	0.8	-
Mediolanum Vita S.p.A.	-	-	-	-	(0.0)	-
Medusa Film S.p.A.	0.6	76.3	-	1.3	0.8	0.4
Medusa Cinema S.p.A.	0.0	0.0	-	0.1	0.6	-
Medusa Video S.r.l.	0.1	0.0	-	0.2	0.2	-
Pagine Italia S.p.A.	0.0	-	-	0.0	1.5	-
Quinta Communication S.A.	-	5.0	-	-	-	-
Servizi Milan S.r.l.	1.8	(0.2)	-	-	5.2	-
Altre Società Consociate	5.5	3.2	-	6.9	5.9	0.0
Total parent company and associated	**15.2**	**164.9**	**-**	**29.9**	**32.2**	**0.4**
Joint control companies						
Boing S.p.A.	1.4	2.0	(3.6)	5.0	3.4	(0.1)
Europortal Jumpy Espana S.A.	0.2	0.7	0.5	0.3	1.5	0.0
Fascino Produzione e Gestione Teatro S.r.l.	0.2	8.1	(2.6)	0.0	49.5	0.0
MediaVivere S.r.l.	4.2	13.3	-	1.9	37.4	2.7
Premiere Megaplex S.A.	0.0	-	-	-	-	0.0
Press Tv S.p.A.	0.1	0.0	-	0.1	0.5	-
Red de Television Digital Madrid S.A.U.	-	-	-	-	-	-
Red de Television Digital Valencia S.A.	-	-	(0.8)	-	-	-
Titanus Elios S.p.A.	-	0.0	-	-	3.2	-
Affiliated companies		-		-		-
Aprok Imagen S.L.	0.0	0.4	-	0.0	1.3	-
Auditel S.r.l.	-	-	-	-	4.9	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	0.1	0.1	-	0.2	0.1	-
Canal Factoria de Ficcion S.A.	0.8	0.1	-	1.1	0.3	-
Publieci Television S.A.	1.1	-	-	2.5	-	-
Super Nueve Televisiòn S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	0.1	4.3	-	0.0	5.9	-
Hormigas Blancas Producciones S.L.	0.0	0.3	-	0.0	0.6	0.0
Total joint control and affiliates	**8.1**	**29.1**	**(6.5)**	**11.3**	**108.5**	**2.6**
Other related parties	-	**0.3**	-	-	1.2	-
TOTAL	**23.3**	**194.3**	**(6.5)**	**41.2**	**141.9**	**3.1**

Revenues and trade receivables from the companies of the Fininvest Group and the Mediolanum Group mainly referred to sales of television advertising slots; costs and related trade payables were mainly refer to the purchase of television rights and productions.

The relations referred to in the *"Other related parties"* item included consulting services provided by Sin&rgetica, a company owned by a member of the Mediaset S.p.A. Board of Directors and by BGP Consulting and Livolsi & Partner, companies owned by directors of Fininvest S.p.A.

In the Balance Sheet prepared according to Consob Decision no. 15519 dated July 27th, 2006, Television rights acquired by related parties, equal to EUR 480.5 milllion (EUR 383.2 million as of December 31st, 2005) include EUR 358.7 million of Television rights bought from the associated company Medusa Film S.p.A. (EUR 13.5 million as of December 31st, 2005). In 2006 these Television rights produced a total amortization value of EUR 81.4 million (EUR 62.8 million as of December 31st, 2005), EUR 75.9 million of which refer to rights acquired from Medusa Film S.p.A. and EUR 3.3 million from Milan A.C. S.p.A.

It should also be noted that during the year of reference, the Mediaset Group purchased television rights from companies in the Fininvest Group for a total amount of EUR 229.1 million. In particular, EUR 53.9 million referred to purchases from Medusa Film S.p.A. and EUR 81.5 million from Milan A.C., of which EUR 5.0 million regarding rights for the free-to-air broadcasting of events and EUR 76.5 million regarding rights for the broadcasting on all platforms of "Serie A" Milan A.C. football matches for the years 2007/2008 and 2008/2009. In relation to the latter agreement EUR 27.0 million were paid for the option acquired on encrypted rights for Milan A.C. football matches for the 2009/2010 season. These purchases were subject to fairness evaluation by an independent expert. With reference to Medusa Film S.p.A. agreements previously classified as advances were finalised for a total amount of EUR 35.3 million, and new advances were paid for a total amount of EUR 35.7 million.

The main impact on 2006 consolidated financial flows generated by transactions with the related parties were attributable to EUR 96.1 million paid to the Medusa Film S.p.A. subsidiary in relation to the purchase of television rights and advances; EUR 37.7 million paid to Milan A.C., of which EUR 27,0 million referred to the option acquired on Milan A.C. encrypted rights relative to the 2009/2010 season, in addition to EUR 180.5 million relative to dividend payout.

16.1 Personal sureties given

As of December 31st, 2006 the Group had outstanding guarantees given to third parties and on behalf of affiliated companies for a total amount of EUR 2.8 million against EUR 53.5 million as of December 31, 2005. Changes from the value as of December 31st, 2005, mainly refer to guarantees given in favour of subsidiary companies to the Lega Nazionale Professionisti for EUR 110.8 million, to the Ministry of Communications for EUR 21.6 million and to Serie A Football Clubs for a total amount of EUR 96.6 million.

16.2 Commitments

Below is a summary of the main commitments of the Mediaset Group:

- multi-year commitments mainly attributable to satellite channel lease contracts with different duration. These will imply future expenses in the order of EUR 138.4 million against EUR 119.2 million as of December 31, 2005;
- commitments concerning artistic collaborations, television productions and contracts with press agencies for a total amount of approximately EUR 170.6 million (EUR 264.3 million as of December 31, 2005), of which EUR 13.3 million relative to commitments regarding long term serial dramas;
- commitments for the purchase of rights equal to EUR 1,059.0 million against EUR 1,015.7 million in the previous year. These future commitments mainly referred to "volume deal" contracts that the Mediaset Group has stipulated with some US major studios to ensure the availability of television productions that they have developed, giving the Group the possibility of reaching a volume of investments which is in line with the Group's strategies regarding the expansion of the library. It should also be noted that this item included EUR 113.9 million for commitments with the Medusa Film S.p.A. subsidiary;
- commitments for the purchase of new equipment, maintenance services of the broadcasting network, works and supplies for company offices as well as supply of EDP services for a total amount of EUR 13.3 million against EUR 16.9 million as of December 31, 2005.

16.3 Potential liabilities counter-guaranteed by Fininvest S.p.A.

As already indicated in the account report as of December 31, 2005, the guarantee issued on June 6, 1996 by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiaries in connection with the public offering for the sale of Mediaset S.p.A.'s shares expired on December 31, 2002.

Therefore, as already indicated, a joint recognition agreement was stipulated on December 19, 2002, with the holding company, according to which Fininvest S.p.A. undertook to ensure that Mediaset S.p.A. and its subsidiaries would suffer no damage also beyond said expiry date until the effects linked to the events hedged against by means of said guarantee as notified to Mediaset S.p.A. and its subsidiaries within December 31, 2002 and communicated to Fininvest S.p.A. within December 31, 2003 ceased to have any impact on the Group's balance sheet and income state-

ment. In relation to said events, Mediaset S.p.A. and its subsidiaries communicated an overall liability amount equal to EUR 7.7 million to Fininvest S.p.A. as of December 31, 2006.

For the Board of Directors

the Chairman

LIST OF EQUITY INVESTMENTS INCLUDED IN THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

(amounts in EUR millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
Publieurope Ltd.	Londra	euro	7.7	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.68%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Home Shopping Europe S.p.A.(*)	Fiumicino (Roma)	euro	7.6	100.00%
Mediashopping S.p.A.	Fiumicino (Roma)	euro	6.2	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	79.6	100.00%
Mediaset Investimenti S.p.A.	Milano	euro	500.0	100.00%
Emme Invest S.a.r.l.	Lussemburgo	euro	1.3	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.10%
Publiespaña S.A.U	Madrid	euro	0.6	50.10%
Advanced Media S.A.U	Madrid	euro	0.1	50.10%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.10%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.10%
Atlas Media S.A.U.	Sant Just Desvern	euro	0.4	50.10%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	50.10%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.10%
Cinematext Media S.A.	Madrid	euro	0.2	30.06%
Cinematext Media Italia S.r.l.	Segrate	euro	0.01	30.06%
Estudios Picasso Fabrica de Ficcion S.A.U.	Madrid	euro	0.1	50.10%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.10%

Companies recorded using the equity method	Registered Office	Currency	Share capital	% held by the Group
Aprok Imagen S.L.	Madrid	euro	0.023	20.04%
Auditel S.r.l.	Milano	euro	0.3	26.67%
Beigua S.r.l.	Roma	euro	0.05	24.50%
Boing S.p.A.	Milano	euro	10.00	51.00%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.04%
Europortal Jumpy España S.A.	Madrid	euro	1.0	25.05%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	50.00%
Hormigas Blancas Producciones S.L.	Madrid	euro	0.01	15.03%
Mediavivere S.r.l.	Milano	euro	0.7	50.00%
Premiere Megaplex S.A.	Madrid	euro	0.4	25.05%
Press TV S.p.A.	Milano	euro	1.5	50.00%
Producciones Mandarina S.L.	Madrid	euro	0.04	15.03%
Publieci Television S.A.	Madrid	euro	0.3	25.05%
Red de Television Digital Madrid S.A.	Madrid	euro	0.06	50.10%
Red de Television Digital Valencia S.A.	Ribarroja del Turia (Valencia)	euro	3.00	25.05%
Titanus Elios S.p.A.	Roma	euro	29.5	29.60%

Equity investments held as "Available for sale"	Registered Office	Currency	Share capital	% held by the Group
Alba Adriatica S.L.	Madrid	euro	0.076	7.52%
Class CNBC S.p.A.	Milano	euro	0.6	9.94%
Convergenza S.C.A.	Lussemburgo	euro	4.4	5.00%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spagna)	euro	6.0	5.01%
Euromedia Luxembourg Two S.A. (in liquidazione)	Lussemburgo	USD	36.3	11.76%
Grattacielo S.r.l.	Milano	euro	0.01	10.00%
International Media Services Ltd.	Malta	euro	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Kulteperalia S.L.	Madrid	euro	8.2	7.52%
Mediaset Ireland Ltd. (in liquidazione)	Dublino	euro	0.00005	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
Super Nueve Televisiòn S.A.	Madrid	euro	0.06	12.53%

* *Merged by incorporation into R.T.I. S.p.A as of December 31, 2006.*

MEDIASET GROUP

2006 Consolidated Financial Statements

Report of the External Auditors

Deloitte & Touche S.p.A.

20144 Milano
Italia

Tel: + 39 02 83322111
Fax: + 39 02 83322112

www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

To the Shareholders of
MEDIASET S.p.A.

1. We have audited the consolidated financial statements of Mediaset S.p.A. and subsidiaries (the Mediaset Group), which comprise the balance sheet as at December 31, 2006, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. These consolidated financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by law, reference should be made to the auditors' report issued by us on March 29th, 2006.

3. In our opinion, the consolidated financial statements present fairly the financial position of the Mediaset Group as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in accordance with IFRS as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree n°38/2005.

DELOITTE & TOUCHE S.p.A.

Signed by
Riccardo Raffo
Partner

Milan, Italy
March 30, 2007

This report has been translated into the English language solely for the convenience of international readers.

MEDIASET S.p.A.

2006 Financial Statements

Directors' Report on Operations

Financial Statements as of December 31, 2006
Directors' Report on Operations

Dear Shareholders,

we submit for your scrutiny and approval Mediaset S.p.A.'s financial statements for the year ended December 31, 2006, showing a net profit for the year equal to EUR 522,435,315 after amortisation, depreciation and write-downs of UEU 17,079,026 as well as current and deferred tax provisions for EUR 8,547,256.

Following the enactment of Italian Law Decree n.38 of February 28, 2005, incorporating EUR pean Regulation n.1606/2002 into Italian law, publicly traded European Union companies are required to draw up their financial statements in compliance with the IAS/IFRS standards released by the International Accounting Standard Board (IASB) and ratified by the European Council.

The analyses of income statement, balance sheet and financial position, as well as the Notes to the 2006 financial statements, were drawn up including the supplementary information as established in Consob regulations n. 15519 and n. 6064293 dated July 28, 2006 in the matter of financial statements compilation and reporting.

Mediaset S.p.A. adopted the aforementioned IAS principles starting from January 1, 2006 for the drawing up of its financial statements.

The point 20 of the Explanatory notes: "*Table of reconcilement of Mediaset S.p.A. holding company with a description of the effects of the transition to IAS*" included a reconcilement between the holding company's financial position in the previous year, reclassified according to the new accounting principles, and that referred to the previously implemented accounting standards as well as the reconcilements and the notes established by IFRS 1 in relation to the initial implementation of the international accounting standards relative to the Balance Sheet results for the period January 1, 2005 – December 31, 2005. In brief:

- The balance sheet as of January 1, 2005, drawn up in accordance with the new international accounting standards, included an amount relative to Shareholders' net equity equal to EUR 1,871.8 million against EUR 1,876.2 million entered for the year according to the previously adopted Italian national accounting standards. This negative difference of EUR 4.4 million was mainly due to the reclassification of Treasury shares, which were previously entered under current assets for EUR 17.3 million, offset by the increase in previously discounted back revenues for EUR 1.9 million and by the reversal of both the fund provision for risks linked to Employee Stock Option plans for a total amount of EUR 7.4 million and stock option plan amounts relative to the employees of Mediaset and of its directly and indirectly controlled companies, for a total amount of EUR 5.8 million;
- 2005 net profit, which equalled EUR 1,411.8 million under the Italian national accounting standards, amounted to EUR 595.1 million according to IFRS standards. This negative difference of EUR 816.7 million included EUR 825.8 million relative to the reversal of the capital gain resulting from an intercompany operation, net of taxes, regarding the sale of the stake held in Gestevision Telecinco S.A. to the Mediaset Investimenti S.p.A. subsidiary (whose amount was entered under a corresponding net equity fund provision);
- As of December 31, 2005, Shareholders' net equity calculated in compliance with IFRS standards accounted for EUR 2,435.3 million, compared to EUR 2,839.2 million, due to the application of the Italian national accounting principles, a negative difference of EUR 403.9 million.

The financial results of Your Company reflected its positive performance as the holding company of the Mediaset Group, despite the negative difference in terms of net result for a total amount of EUR 72.7 million against the previous year as a result of the drawing up and reclassification of items according to the new international accounting standards. Net income for the year was mainly attributable to a prevailing result of financial operations and equity investments rather than of operating profit, which was negative. Dividends paid to subsidiaries substantially contributed to the operating profit for the year, while compensating for the lower contribution resulting from the commercial exploitation of the library, which was still listed under corporate assets.

Dear Shareholders,
before proceeding with our comments to the operations, we specify hereunder the requirements provided for by Consob regulations.
In compliance with Consob recommendation (Communication Prot. DAC/RM97001574 dated 20/02/1997,), a list of the directors and relevant powers is provided below:

Chairman

Fedele Confalonieri	has powers of ordinary and extraordinary administration up to a maximum limit of EUR 13,000,000.00 by single operation, with the exclusion of the powers under Art. 23 of the Company's By-Laws which are exclusively granted to the Board of Directors. According to the Company's By-Laws, the Chairman represents the Company.

Deputy Chairman

Pier Silvio Berlusconi	has powers of ordinary administration up to a maximum limit of EUR 5,000,000.00 by single operation and in any case excluding the granting of loans and powers which, pursuant to Art. 23 of the Company's By-Laws, are the exclusive prerogative of the Board of Directors. According to the Company's By-Laws, the Deputy Chairman represents the Company. The Deputy Chairman represents the Company in the case of the Chairman's absence or impediment. The replacement of the Chairman by the Deputy Chairman for representation purposes should *per se* be regarded as evidence of the Chairman's absence or impediment and relieves third parties from any liability and verification obligation.

Managing Director

Giuliano Adreani	has powers of ordinary administration up to a maximum limit of EUR 5,000,000.00 by single operation and in any case excluding the granting of loans and powers which, pursuant to Art. 23 of the Company's By-Laws, are the exclusive prerogative of the Board of Directors and its Chairman. According to the Company's By-Laws, the Managing Director represents the Company.

Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee	Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee	Luigi Fausti (Chairman) Alfredo Messina Carlo Secchi
Committee for employee compensation	Bruno Ermolli (Chairman) Paolo Andrea Colombo Attilio Ventura
Committee for corporate governance	Attilio Ventura (Chairman) Paolo Andrea Colombo Luigi Fausti

In compliance with Art. 79 of CONSOB regulation n. 11971 of May 14, 1999 and subsequent changes and integrations, the table below includes the information regarding the number of shares held by the Directors and the Statutory Auditors of the Company and its subsidiaries according to **TABLE 3)** criteria as provided for in attachment 3c) of the aforementioned regulation.

Mediaset S.p.A.

Shares held by Directors, Statutory Auditors, General Managers and Executive Managers with strategic responsibilities (*)

Full name		Invested company	Number of share held as at 31/12/2005	Number of shares purchased	Number of shares sold	Number of share held as at 31/12/2006
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	981,400	5,000	-	986,400
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	317,100	5,000	-	322,100
Berlusconi Marina	B. of Dir.	-	-	-	-	-
Berlusconi Pier Silvio	B. of Dir.	-	-	-	-	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	56,500	-	-	56,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1.000 (1)	-	-	1.000 (1)
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	23,300	-	2,200	21,100
Ermolli Bruno	B. of Dir.	-	-	-	-	-
Fausti Luigi	B. of Dir.	-	-	-	-	-
Giordani Marco	B. of Dir.	-	-	-	-	-
Messina Alfredo	B. of Dir.	-	-	-	-	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	5,500	-	-	5,500
Secchi Carlo	B. of Dir.	-	-	-	-	-
Ventura Attilio	B. of Dir.	-	-	-	-	-
Frattini Achille	Int. Aud.	-	-	-	-	-
Giampaolo Francesco Antonio	Int. Aud.	-	-	-	-	-
Perotta Riccardo	Int. Aud.	-	-	-	-	-

(*) *Mediaset S.p.A. executive managers with strategic responsibilities are Company Directors.*

(1) *Of which 500 shares owned by the spouse.*

The mandate of the directors Franco Amigoni, Enzo Concina, Maurizio Costa and Roberto Ruozi expired with the Shareholders' General Meeting of April 20th, 2006; they didn't hold any shares.

Here below is the analysis of the economic and financial results achieved by Your Company in the fiscal year of reference.

Financial highlights

Below is a summary of Mediaset S.p.A.'s income statement items, including comments and 2005 comparative data:

(amounts in EUR millions)

	2006	2005
Revenues	**38.6**	**64.0**
Personnel expenses	24.9	28.9
Purchases, services and other operating costs	21.2	22.7
Sundry operating costs	4.5	3.1
Amortisation, depreciation and provisions for risks	17.2	31.9
Total costs	**67.9**	**86.6**
Operating result	**(29.2)**	**(22.6)**
Dividends and other (charges)/proceeds deriving from investments	517.1	601.6
Financial (charges)/proceeds	43.1	25.9
Total (charges)/proceeds deriving from financial activity and investments	**560.2**	**627.6**
Pre-tax result	**531.0**	**605.0**
Inocme taxex for the year	8.5	9.9
	-	-
Profit/(loss) for the year	**522.4**	**595.1**

Total revenues

Operating revenues dropped EUR 25.4 million. This reduction was mainly attributable to lower revenues from the lease of library rights following a qualitative and quantitative content impoverishment due to the fact that the library was not upgraded. Television rights management and sale activities were carried out exclusively by R.T.I. S.p.A., a subsidiary company with which a one-year contract was stipulated during the year of reference for the lease of television rights, envisioning a EUR 30 million payment in favour of Your Company (against EUR 55 million as of the previous year). This amount accounted for a large part of Mediaset S.p.A.'s operating revenues.

Total costs

Operating costs were also down, from EUR 86.6 million in 2005 to EUR 67.9 million in 2006. This decrease in operating costs was mainly attributable to the corresponding reduction in the *amortisation, depreciation and write-downs* item equal to EUR 14.7 million, a direct consequence of the previously indicated reduction in the library.

Also *personnel expenses*, which in 2006 totalled EUR 24.9 million, decreased by EUR 4.0 million against the same period in 2005 as a result of the fact that employee performance targets were not reached and therefore the corresponding gratuities due to executive managers were not paid, while they were paid in the previous year.

Operating profit

The reduction in operating revenues outweighed the reduction in operating costs, resulting in a drop of EUR 6.6 million in Mediaset S.p.A.'s operating profit.

Financial assets and equity investments

2006 financial operations posted a positive performance, accounting for EUR 560.2 million, a drop of EUR 67.4 million against the same period in 2005.

Two items contributed strongly to this result:

- The *result of equity investment operations*, including the dividends paid to subsidiary companies;
- *Financial (charges)/ proceeds*, relative to the financial management of the holding company, which provides centralised financial services to support operations carried out by its subsidiaries.

Dividends and other charges/proceeds from equity investments

The result relative to the management of equity investments, accounting for a total amount of EUR 517.1 million, decreased EUR 84.5 million against the same period in 2005 as a result of lower dividends paid to subsidiaries, as specified below:

- R.T.I. S.p.A. decreased the portion of dividend from 442.3 million in 2005 to EUR 423.1 million distributed in 2006;
- Mediaset Investment S.a.r.l. distributed dividends for EUR 80.0 million in 2005, while no dividends were distributed in 2006;
- Publitalia '80 S.p.A. distributed EUR 85.0 million in dividends in 2005 and EUR 94.0 million in 2006;
- Gestevision Telecinco S.A., which as a result of the already mentioned intercompany operation is now controlled by Mediaset Investimenti S.p.A., distributed EUR 43.2 million in dividends in 2005.

Moreover, the *write-down of financial assets other than equity investments* item was equal to zero in 2006 against EUR 50.7 million in 2005, due to the write-down of the interest held in Hopa S.p.A., which was sold in 2006.

Financial (charges)/ proceeds

The Company's financial operations also included interests and other financial (charges) / proceeds equal to EUR 43.1 million in 2006, an increase of EUR 17.2 million against the same period in 2005.

The Holding Company's Financial Management provided centralised management services through current account relations with its Italian subsidiaries for the performance of financial operations. Those listed here below are the items which mostly contributed to the results achieved:

- *income and charges from/to subsidiary companies*: these essentially referred to interests accrued and due on the aforementioned intercompany current account. Charges increased from EUR 2.6 million in 2005 to EUR 11.3 million in 2006. Income also rose from EUR 32.7 million in 2005 to EUR 113.8 million in 2006, a EUR 81.1 million increase which was mainly due to interest accrued on the intercompany current account from the Mediaset Investimenti S.p.A. subsidiary company;
- *income/charges from/to others*: interest and other financial income / (charges) from/to others further worsened as a result of the increase in this item's negative balance, from EUR 18.5 million in 2005 to EUR 59.4 million in 2006. This deterioration was mainly attributable to interest due on the short-term loan granted to Mediaset Investment S.A.R.L.;
- *net income from the management of exchange rates*: this item essentially referred to hedging activities on foreign exchange rates. 2006 result was break-even, in line with the 2005 result.

Pre-tax result and income tax

Mediaset S.p.A. pre-tax result amounted to EUR 531.0 million, a EUR 74.0 million reduction against the same period in the previous year.
Income tax made for EUR 8.5 million with a 1.61% tax rate.
This item included EUR 11.1 million income from IRES tax consolidation offset by IRAP tax provisions totalling EUR 2.6 million, against net provisions for deferred tax assets and liabilities for the year of EUR 17.1 million.

Profit for the year

Net profit for the year reached EUR 522.4 million, a EUR 72.7 million reduction against the EUR 595.1 million posted as of December 31, 2005.

Balance sheet and financial position

Here below is a summary of the Mediaset S.p.A.'s balance sheet, reclassified according to the schemes included in the Company's Financial Statements including current and non-current items of assets and liabilities in order to highlight the two major aggregate values referring to *Net Invested Capital* and the *Net Financial Position.* The latter is composed of *Gross financial* debt deducted of *Cash and other cash* equivalents and *Other financial assets.*

The *Investments and other non-current financial assets* item comprised assets entered in the *Investments in subsidiaries and other companies* item and in the *Financial receivables and assets* item under the Company's Balance Sheet items (for the latter item only with reference to *Investments* and *Non-current receivables*, excluding *Financial receivables* which were entered under the *Net financial position*).

The *Net working capital* and *Other assets and liabilities* items comprised *Current assets* (excluding *Cash and cash equivalents* and *Current financial assets* entered under the *Net financial position*), *deferred tax assets and liabilities, fund provisions for risks and charges, payables to suppliers* and *tax payables.*

A more detailed analysis of the major items of Mediaset S.p.A.'s *Net financial position* is contained in the Notes to these financial statements.

(amounts in EUR millions)

	31/12/2006	31/12/2005
Investments and other financial non current assets	1,616.0	1,750.7
Television rights and other intangible assets	31.2	47.8
Tangible assets	5.2	5.5
Deferred tax assets/(liabilities)	39.0	56.5
Employee severance indemnity	(6.2)	(5.9)
Fund for risks and charges	(36.9)	(37.1)
Payables and financial non current liabilities	-	(84.9)
Total non current assets/(liabilities)	**1,648.3**	**1,732.6**
Net working capital and other financial current assets/(liabilities)	**8.8**	**(12.7)**
Net invested capital	**1,657.1**	**1,719.9**
Net shareholders' equity	**2,484.8**	**2,435.3**
Net financial position	**827.7**	**715.4**

Here below is a detail of the major Balance Sheet changes as of December 31, 2006 compared to the corresponding situation as of December 31, 2005.

The reduction in the **Investment and other non-current financial assets** item was due to:

- the sale of a 2.73% stake held in Hopa S.p.A. following the exercise of the put option granted by Fingruppo upon the acquisition of said investment;
- the sale of all residual interests held in a real estate investment fund managed through ABS Finance Fund SICAV;
- the stock option value reduction relative to stock option plans granted to the employees of both directly and indirectly controlled companies.

The decrease in **television rights** and **Tangible assets** was mainly due to amortisation, depreciation and write-downs for the period.

The changes in the **Shareholders' net equity** item, better detailed in the following *Table of movements*, were primarily due, in addition to the net result for the period and dividend distribution, to the positive variation amounting to EUR 23.4 million resulting from the sale of Treasury shares following the exercise of option rights granted by the stock option plans reserved to Group employees and the changes in the fund provision, which included the amount for the cost of stock option plans regarding the amount accrued starting from the year when said plans were assigned.

The table below is a summarised cash flow statement that better highlights the relevant contributions in the two fiscal years of reference. This table included items re-classified pursuant to IAS 7 regulating the drawing up of cash flow statement, highlighting the changes in the Company's *Net financial position*, which represents the most significant index of the Company's ability to cover its financial commitments.

(amounts in EUR millions)

	31/12/2006	31/12/2005
Net financial position at the beginning of the year	**715.4**	**371.6**
Free cash flow	**68.8**	**562.1**
- Free cash flow from operating activities	24.5	(21.9)
- Investments in investments and other financial current assets	-	(549.2)
- Disposals of investments and other financial current assets	140.5	1,045.5
- Other invetments	(0.3)	(1.0)
- Changes in net working capital and other assets/liabilities	(95.9)	88.7
Trading on treasury shares	**15.7**	**(420.0)**
Dividends received	**517.1**	**650.5**
Dividends paid	**(489.3)**	**(448.8)**
Financial surplus/deficit	**112.3**	**343.8**
Net financial position at the end of the year	**827.7**	**715.4**

Mediaset S.p.A.'s free cash flow equalled EUR 68.8 million, down from the EUR 493.3 million registered in the previous year. This difference was mainly attributable to the sale of the stake held in Gestevision Telecinco S.A. to the Mediaset Investimenti S.p.A. subsidiary, completed in 2005. The sale of the stake held in Hopa S.p.A. and the sale of the residual shares owned in the SICAV more than offset the negative difference in the Company's working capital and the corresponding operating free cash flow.

Net financial position

Mediaset S.p.A.'s net financial position was equal to EUR 827.7 million as of December 31, 2006 up EUR 112.3 million against the EUR 715.4 million of December 31, 2005. This positive difference was primarily attributable to financial revenues regarding the dividends distributed and paid by subsidiaries, for a total amount of EUR 517.1 million, the sale of the stake held in Hopa S.p.A. - equal to EUR 45.8 million - and the sale of the residual shares owned in the SICAV for EUR 84.8 million. These amounts were offset by the expenses relative to the distribution of dividends for a total amount of EUR 489.3 million and the cash flow deriving from operations.

MAIN CORPORATE TRANSACTIONS

In 2006 the following corporate transaction was carried out:

Disposal the equity held in Hopa S.p.A.

On **February 3, 2006**, Mediaset S.p.A. transferred a 2.73% stake held in Hopa S.p.A. to Fingruppo Holding S.p.A. for a total amount of EUR 45.76 million, by exercising a put option included in Hopa's stake acquisition contract underwritten on December 6, 2002 between Fingruppo Holding S.p.A. and Mediaset S.p.A..

HUMAN RESOURCES

Introduction

Human resources are a key critical component for Mediaset S.p.A.'s business development and potential for further growth, because they embody the Company's intellectual patrimony.

This focus on people is reflected in the management and upgrading activities as well as in the education initiatives dedicated to human resources and implemented in the last years.

In fact, Mediaset has historically always preferred to rely on in-house professional upgrading rather than refer to outside headhunters to recruit for key positions in its corporate organisation.

Consistently with the above indications, Mediaset S.p.A. aims to ensure:

- an effective selection in order to ensure the recruitment of young people with high individual potential;
- attention to professional growth, also through internal mobility patterns in order to better match individual skills with the positions and responsibilities;
- the creation of long term employee relations, which guarantee excellent performance levels and maintain high levels of motivation;
- the provision of managerial and professional training intended to develop special skills within the Company.

Personnel composition

The total of Mediaset S.p.A. employees operating in Italy increased from 221 people (220 employees on permanent contract) to 222 people (221 employees on permanent contract).

The proportion of employees resigning remained low (0.9% in 2006), thus confirming employee loyalty towards the Company.

Mediaset S.p.A.'s human resources are mainly concentrated in Milan, where almost 90% of the permanent staff is employed.

Geographical distribution of employees in Italy

	31/12/2006		31/12/2005	
	Number	**%**	**Number**	**%**
Milano	198	89.6%	198	90.0%
Roma	23	10.4%	22	10.0%
Total	**221**	**100.0%**	**220**	**100.0%**

An analysis of the age structure of the workforce and seniority data confirmed the Company's emphasis on developing long term relations with employees and also validated the Company's principle of developing professional skills over time, with particular reference also to those activities in which skills are accrued through experience.

Average age of permanent employees

Average	**31/12/2006**	**31/12/2005**
Managers	48	46
Journalists	52	51
Middle managers	42	41
Office staff	39	39
Total	**41**	**41**

Levels of corporate seniority

	31/12/2006		31/12/2005	
Seniority	**Number**	**%**	**Number**	**%**
until 3 years	39	17.6%	43	19.5%
from 3 to 7 years	50	22.6%	50	22.7%
from 7 to 15 years	43	19.5%	53	24.1%
over 15years	89	40.3%	74	33.6%
Total	**221**	**100.0%**	**220**	**100.0%**

Personnel categories and careers

The Company devotes attention to the growth of staff from within by offering employees training opportunities to develop specialised sector skills as well as managerial and behavioural attitudes. Moreover, the Company acknowledges the professional added value of its employees by entrusting them with new and/or greater responsibilities and, in proportion, appropriate contractual compensation.

Permanent employees by category

	31/12/2006		31/12/2005	
	Number	%	Number	%
Managers	35	15.8%	34	15.5%
Journalists	3	1.4%	3	1.4%
Middle managers	48	21.7%	46	20.9%
Office staff	135	61.1%	137	62.2%
Total	**221**	**100.0%**	**220**	**100.0%**

Equal opportunity

Evidence that Mediaset S.p.A. supports a policy of equal opportunity is provided by the large female component in the total number of employees (equal to 62.4%) and by the presence of women in a variety of managerial positions.

Permanent employees by category and gender

	31/12/2006			31/12/2005		
	Men	Women	%	Men	Women	%
Managers	27	8	22.9%	26	8	23.5%
Journalists	3	-	-	3	-	-
Middle managers	17	31	64.6%	17	29	63.0%
Office staff	36	99	73.3%	37	100	73.0%
Total	**83**	**138**	**62.4%**	**83**	**137**	**62,3%**

Environmental protection, safety and health

The main actions undertaken in 2006 aiming at pursuing environmental protection, safety and health in the workplace included:

- Implementation of the Health Plan: health supervision by means of 30 medical and ophthalmic visits;
- Free flu vaccine for all employees;
- On-site inspections carried out by the Heads of the Environmental protection, Safety and Health Division and by workplace physicians;
- *Training* for the Heads and subordinate staff of the Environmental protection, Safety and Health Division in compliance with the recently enacted regulations governing this matter;
- Carrying out of *fire drill* operations with evacuation of the main offices of the Mediaset Group and concurrent training to the people in charge of emergency management;
- Publication of *information leaflets* on the risks for specific employee categories and ongoing updating of the Company's *Intranet site* in relation to safety;
- Review of the risk evaluation documents according to enacted changes to regulations;
- Ongoing focus on safety-related aspects and corresponding controls in the management of the workplace, including the management of sub-contracts;
- Environmental analyses to check and measure the quality of the workplace environment in relation to chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, noise and light..

Training

In 2006 the main training initiatives Mediaset had started in the previous years were consolidated. In particular, the activity concerning a review of the corporate training policies was continued (specifically regarding young people and middle managers).

Training hours	2006	2005
Managerial Training	1,384	1,890
Events	0	701
Division-specific initiatives	1,000	300
Internal/external professional training	372	442
Language courses	1,114	1,515
Regulations	92	11
On line courses	166	330
Total	**4,128**	**5,189**

Comparing 2006 training activities against those carried out in the previous year, a reduction was observed in relation to managerial development training activities offered through "standard" training courses and/or institutional patterns in order to privilege division-specific specialist training and education (area-specific initiatives).

OTHER INFORMATION PURSUANT TO ART. 2428 OF THE ITALIAN CIVIL CODE

Research and development

Research and development is carried out by subsidiary companies as part of their activity. The relevant observations were included under the **Stucture and operations of the Mediaset Group** section in the Directors' Report of Operations of the Consolidated Financial Statements.

Treasury shares

As of December 31, 2006, the value of Treasury shares, purchased pursuant to the resolutions adopted in the Ordinary Shareholders' General Meetings of April 24, 2002; April 16, 2003; April 27, 2004; April 29, 2005 and April 20, 2006 accounted for EUR 413.9 million (against EUR 437.3 million as of December 31, 2005), corresponding to n. 44,481,500 shares available for stock option plans and buyback as approved.

In the period of reference, in order to stabilise fluctuations in the share price and in the light of the approved stock option plans, n. 1,300,000 shares were bought for a face value of EUR 11.4 million and n. 3,588,500 shares were sold for a total amount of EUR 27.2 million. These transactions generated net charges totalling EUR 7.7 million entered under the *Fund provision for gains and losses resulting from the purchase and sale of Treasury shares.*

Stock Option Plans 2003/2005 (Shareholders' General Meeting of April 16, 2003) and Stock Option Plans 2006/2008 (Shareholders' General Meeting of April 20, 2006)

The Shareholders' General Meeting of April 20, 2006 resolved to establish a stock option plan for the 2006/2008 three-year period for the purpose of fostering employee loyalty and increasing involvement and motivation in the Group's corporate operations and activities.

The Shareholders' General Meeting ratified the creation of a Stock Option Plan based on its Treasury shares in favour of the eligible employees of the company and its subsidiaries, with a duration of three years starting from 2006. Eligible employees are selected by the Company's Board of Directors from among the key people holding positions important for the achievement of the Group's strategic results. In addition, approval was also given for similar projects involving the shares of directly or indirectly controlled subsidiaries and affiliated companies of the holding company, should the Company's Board of Directors deem it appropriate.

As a result, the Shareholders' General Meeting entrusted the management of the 2006/2008 Stock Option Plan to the Company's Board of Directors, granting it all the powers necessary for the selection of the eligible candidates, the determination of performance targets, the assignment of option rights and all aspects of the implementation of the stock option plan. In particular, the Company's Board of Directors, with specific reference to 2006 fiscal year, established the attainment of financial performance targets (ROE and Free cash flow) as a prerequisite for the exercise of the options. The Company's Board of Directors shall verify the satisfaction of the requirements for the exercise of the option for each year of duration of the plan within the first half year of the fiscal year following the initial year of the option plan.

The 2003/2005 and 2006/2008 stock option plans resulted in the following stock option allocations on Mediaset shares:

Year 1/1 - 31/12	Number of partecipants to plant	Options rights assigned for the purchase of company shares	Exercise price	Exercise period, only allowed inone purchase	Check of compliance with the criteria established by the committe
2003	141	3,565,500	7.39	1.1.2006/31.12.2007	Rights to excercise
2004	130	3,415,000	9.07	1.1.2007/31.12.2008	Rights to excercise
2005	132	3,774,500	9.60	1.1.2008/31.12.2010	Rights to excercise
2006	128	3,716,000	8.92	1.1.2009/31.12.2011	Option rights not available for exercise as a result of unmet pre-requisites

As a result, to date option rights for the purchase of n. 10,755,000 Mediaset shares, equal to 0.91% of the Company's current share capital, have been allocated following the satisfaction of the aforementioned eligibility requirements and n. 3,716,000 shares, equal to 0.31% of the Company's current share capital, for which the relevant eligibility requirements were not met, have not. The 2002 stock option plan, which included 190 eligible participants and option rights allocations for the purchase of n. 2,626,000 Mediaset shares at an exercise price of EUR 9.64, which satisfied the prerequisites, was terminated as of June 30, 2006.

Share-based payments

As of December 31, 2006 stock option plans assigned in 2003, 2004, 2005 and 2006 regarding the granting of rights relative to Mediaset ordinary shares were assessed pursuant to IFRS 2. All plans fell within the category of the "*equity-settled*" plans, envisaging the allocation of treasury shares repurchased in the market.

The options granted to the employees having the right to exercise them are contingent on the Company's achievement of economic performance targets and the permanence of the employee within the group for a pre-established period of time.

The conditions of the aforementioned stock option plans are summarised here below:

	Stock Options Plan 2003	Stock Options Plan 2004	Stock Options Plan 2005	Stock Options Plan 2006
Grant date	18/04/2003	22/06/2004	22/06/2005	25/07/2006
Vesting Period	from 01/01/2003 until 31/12/2005	from 01/01/2004 until 31/12/2006	from 01/01/2005 until 31/12/2007	from 01/01/2006 until 31/12/2008
Exercise period	from 01/01/2006 until 31/12/2007	from 01/01/2007 until 31/12/2008	from 01/01/2008 until 31/12/2010	from 01/01/2009 until 31/12/2011
Fair Value	2,41 euro	1,59 euro	1,67 euro	1,10 euro
Strike price	7,39 euro	9,07 euro	9,60 euro	8,92 euro

Starting from January 1, 2006, n.3,308,000 options were exercised, corresponding to 95.6% of the existing options, relative to the 2003 stock option plan.

The plan envisaged for 2006 was implemented on July 25, 2006, including the granting of n. 3,716,000 options, which may be exercised after the three year period starting from January 1, 2009.

Exercise rights expired for 64,000 stock options in 2006, due to the absence of the necessary conditions for accrual (as in the case in which an employee leaves the Mediaset Group), of which n. 32,000 referred to the 2004 Stock Option Plan and n. 32,000 to the 2005 Stock Option Plan.

The table below summarises the changes in the stock option plans:

	Stock Options Plan 2003	Stock Options Plan 2004	Stock Options Plan 2005	Stock Options Plan 2006	Totale
Options outstanding at 1/1/2005	3,498,000	3,415,000	-	-	6,913,000
Options issued during the year	-	-	3,774,500	-	3,774,500
Options exercised during the year	-	-	-	-	-
Options expired/cancelled during the year	(37,500)	(16,000)	(16,000)	-	(69,500)
Options outstanding at 31/12/2005	3,460,500	3,399,000	3,758,500	-	10,618,000
Options outstanding at 1/1/2006	3,460,500	3,399,000	3,758,500	-	10,618,000
Options issued during the year	-	-	-	3,716,000	3,716,000
Options exercised during the year	(3,308,000)	-	-	-	(3,308,000)
Options expired/cancelled during the year	-	(32,000)	(32,000)		(64,000)
Options outstanding at 31/12/2006	152,500	3,367,000	3,726,500	3,716,000	10,962,000

Stock options are entered at their Fair Value in the financial statements:

- EUR 2.41 for the 2003 stock option plan;
- EUR 1.59 for the 2004 stock option plan;
- EUR 1.67 for the 2005 stock option plan;
- EUR 1.10 for the 2006 stock option plan.

The Fair Value for the options was calculated according to the binomial method. In particular, the exercise of the stock options is included in the model, assuming that the option is exercised when the price for the option is higher than a pre-established multiple of the exercise price. Any decrease in value consequent to the issuing of new shares is already deducted from current market prices. The model was based on the following data:

- spot price of the valuation day (reference price)
- historical volatility 1 year ex-dividend (calculated on reference prices) as the best projection for the expected volatility
- expected dividend-yield calculated by assuming that the value of the dividend distributed in the year remains steady over time until expiry
- curve of the EUR rates
- zero exit-rate of stock option holders

The assumptions made on the main items included in the model are detailed here below:

	Stock Options Plan 2003	Stock Options Plan 2004	Stock Options Plan 2005	Stock Options Plan 2006
Average stock price	7,784 euro	9,343 euro	9,735 euro	8,990 euro
Hisotrical volatility	43.72%	24.32%	19.09%	17.17%
Risk-free rate	3.56%	3.75%	2.76%	4.00%
Expected dividend yield	3.12%	2.10%	2.10%	3.23%

Relations with subsidiaries, affiliated companies, holding companies, associated and related companies

The tables below detail intercompany financial and economic transactions carried out at normal market conditions between the Group's subsidiaries, affiliated companies, holding companies, associated and related companies.

It should be noted that pursuant to Art. 23 of the Company's By-Laws, the Company's Board of Directors has sole authority over any contract and juridical relationship worth more than EUR 13,000,000.00, entered into between the Company and any shareholder in the company holding more than 5% of the Company's share capital (or companies belonging to the same group of said shareholder, that is, relevant subsidiaries, holding companies or natural persons and companies controlled by the latter).

In compliance with the application of Art. 71 bis of the Broadcasters' Regulations, the Board of Directors established the guidelines for the identification of the transactions that may be developed with the related companies.

In particular, in order to ensure that any significant transaction with the related companies complies with the content and form of the criteria provided for in the Company's Code of Conduct, the Board of Directors:

- identified related companies under those defined in Consob communication n. 2064231 dated September 30, 2002;
- defined the criteria of significance for the transactions with the related parties;
- defined the necessary information flows with the corporate functions involved in order to guarantee that the Company's Board of Directors is consistently informed of any significant transaction with the related parties after due examination and the relevant approval;
- verifies that, also in compliance with the relevant directives provided for in the Company's Code of Conduct, any significant transaction is subject to the evaluation of independent experts for the purpose of assessing the worth of the assets involved and the corresponding amounts due.

(amounts in EUR thousand)

RECEIVABLES AND FINANCIAL ASSETS	Receivables and non current financial assets	Trade recievables	Other receivables and current assets	Intercompany financial receivables	Other current financial assets
Parent company					
Fininvest S.p.A.	-	10	85	-	-
Mediaset Group subsidiary companies					
Videotime S.p.A.	-	(6)	1,548	-	-
R.T.I. - Reti Televisive Italiane S.p.A.	-	4,944	22,600	1,361,548	6,033
Publitalia '80 S.p.A.	-	152	8,371	-	-
Promoservice Italia S.r.l.	-	-	1,360	-	-
Elettronica Industriale S.p.A.	-	36	5,173	444,365	-
Boing S.p.A.	-	1	-	-	-
Media Shopping S.p.A.	-	-	1,895	-	-
Mediaset Investimenti S.p.A.	-	18	-	1,325,664	-
Fininvest Group related companies					
Consorzio Servizi Vigilanza	-	2	-	-	-
European Communication Ltd. (in liq.)	-	(29)	92	-	-
Medusa Film S.p.A.	-	162	-	-	-
Fininvest Gestione Servizi S.p.A.	-	9	-	-	-
Medusa Cinema S.p.A.	-	-	-	-	-
Medusa Video S.r.l.	-	92	-	-	-
Consorzio Elicotteri Fininvest (Cefin)	-	5	-	-	-
Pagine Italia S.p.A.	-	4	-	-	-
Mediolanum S.p.A.	-	-	-	-	-
Alba Servizi Aerotrasporti S.p.A.	-	29	-	-	-
Il Teatro Manzoni S.p.A.	-	1	119	-	-
A.C. Milan S.p.A.	-	60	-	-	-

(amounts in EUR thousand)

PAYABLES AND FINANCIAL LIABILITIES	Payables and non current financial liabilities	Trade payables	Other payables and current liabilities	Intercompany financial payables	Other current financial liabilities
Parent company					
Fininvest S.p.A.	-	43	-	-	-
Mediaset Group subsidiary companies					
Videotime S.p.A.	-	22	-	41,177	-
Gestevision Telecinco S.A.	-	2	-	-	-
Mediaset Investment S.a.r.l.	-	-	2,201	-	1,000,000
R.T.I. - Reti Televisive Italiane S.p.A.	-	578	43,864	-	896
Publitalia '80 S.p.A.	-	9	5,490	230,735	-
Promoservice Italia S.r.l.	-	7	-	5,663	-
Elettronica Industriale S.p.A.	-	-	7,598	-	-
Boing S.p.A.	-	-	1,701	1,914	-
Media Shopping S.p.A.	-	-	-	33,510	-
Mediaset Investimenti S.p.A.	-	-	14,763	-	-
Mediaset Group affiliated companies					
Fascino Produzione e Gestione Teatro S.r.l.	-	-	-	2,618	-
Fininvest Group related companies					
European Communication Ltd. (in liq.)	-	44	-	-	-
Medusa Film S.p.A.	-	324	-	-	-
Arnoldo Mondadori Editore S.p.A.	-	-	-	-	-
Mondadori Retail S.p.A.	-	46	-	-	-
Alba Servizi Aerotrasporti S.p.A.	-	265	-	-	-

(amounts in EUR thousand)

REVENUES AND COSTS	Operating revenues	Operating costs	Financial charges	Financial proceeds	(Charges)/proceeds deriving from investments
Parent company					
Fininvest S.p.A.	691	794	-	-	-
Mediaset Group subsidiary companies					
Videotime S.p.A.	24	62	699	48	-
Gestevision Telecinco S.A.	-	-	-	-	-
Mediaset Investment S.a.r.l.	4	-	36,496	-	-
R.T.I. - Reti Televisive Italiane S.p.A.	36,332	2,899	3,500	76,271	423,077
Publitalia '80 S.p.A.	399	9	7,789	-	94,000
Promoservice Italia S.r.l.	-	41	105	-	-
Elettronica Industriale S.p.A.	134	-	231	12,888	-
Boing S.p.A.	1	-	118	-	-
Home Shopping Europe S.p.A.	5	1	629	32	-
Media Shopping S.p.A.	-	9	1,706	-	-
Mediaset Investimenti S.p.A.	18	-	-	51,075	-
Mediaset Group affiliated companies					
Fascino Produzione e Gestione Teatro S.r.l.	-	-	17	56	-
Consorzio Campus Multimedia in-formazione	-	42	-	-	-
Fininvest Group related companies					
Consorzio Servizi Vigilanza	3	-	-	-	-
European Communication Ltd. (in liq.)	-	-	30	26	-
Medusa Film S.p.A.	145	800	-	-	-
Fininvest Gestione Servizi S.p.A.	15	18	-	-	-
Medusa Video S.r.l.	182	-	-	-	-
Consorzio Elicotteri Fininvest (Cefin)	8	-	-	-	-
Pagine Italia S.p.A.	3	-	-	-	-
Beta Film GMBH	-	-	-	1	-
Arnoldo Mondadori Editore S.p.A.	-	1	-	-	-
Mondadori Retail S.p.A.	-	46	-	-	-
Mediolanum S.p.A.	-	-	-	-	-
Alba Servizi Aerotrasporti S.p.A.	49	1,740	-	-	-
Il Teatro Manzoni S.p.A.	2	320	-	-	-
A.C. Milan S.p.A.	50	38	-	-	-

Based on the tables above, which show a summary of the values of existing relations, here below is a more extensive description of the most significant relations between Mediaset S.p.A. and the Group's companies: :

- Granting of a licence for use of the Fininvest trademark by the Fininvest S.p.A. holding company for a total amount of EUR 465 thousand, entirely paid during the year;
- Outlay for lease of the buildings by the R.T.I. S.p.A. subsidiary for a total amount of EUR 1,921 thousand, of which EUR 1,717 thousand were paid during the year;
- Italian domestic and international charter air transport agreement with the Alba Servizi Aerotrasporti S.p.A. affiliated company for a total amount of EUR 1,709 thousand, of which EUR 1,474 thousand were paid during the year;
- Administrative service management by the R.T.I. S.p.A. subsidiary equal to EUR 747 thousand, of which EUR 560 thousand were paid during the year;
- Income from television rights leasing contract with the R.T.I. S.p.A. subsidiary for a total annual amount of EUR 30,000 thousand, entirely cashed in during the year;
- Sponsorship agreements for various movie festivals with Medusa Film S.p.A., an associated company, for a total amount of EUR 800 thousand, of which EUR 500 thousand were paid during the year;
- Opening of a passive loan with the Mediaset Investment Sarl subsidiary for a total notional worth of EUR 1,000,000 thousand, which generated interest due for EUR 36,496 thousand, of which EUR 34,296 thousand were paid during the year.

In 2006 intercompany relations also included equity transactions which generated dividend inflows from the Publitalia '80 S.p.A. and R.T.I. S.p.A. subsidiaries of EUR 94,000 thousand and EUR 423,077 thousand, respectively, which were entirely cashed in by the Company during the year of reference.

In addition, Mediaset S.p.A. provided centralised financial management services to support intercompany current account operations which generated:

Interest due to the companies listed here below:

- Videotime S.p.A. for EUR 699 thousand;

- Publitalia '80 S.p.A. for EUR 7,789 thousand;
- Promoservice Italia S.r.l. for EUR 105 thousand;
- Elettronica Industriale S.p.A. for EUR 231 thousand;
- Boing S.p.A. for EUR 118 thousand;
- HSE S.p.A. for EUR 629 thousand;
- Media Shopping S.p.A. for EUR 1,706 thousand;
- Fascino Produzione Gestione Teatro S.r.l. for EUR 17 thousand;

and interest accrued from the companies listed here below:

- Videotime S.p.A. for EUR 48 thousand;
- R.T.I. S.p.A. for EUR 50 thousand;
- Elettronica Industriale S.p.A. for EUR 13 thousand;
- HSE S.p.A. for EUR 32 thousand;
- Mediaset Investimenti S.p.A. for EUR 51,075 thousand;
- Fascino Produzione Gestione Teatro S.r.l. for EUR 56 thousand.

It should be noted that dividends were paid out to the Fininvest S.p.a. holding company for a total amount of EUR 180,513 thousand.

Lastly, pursuant to CONSOB communications n. 1574 of February 20, 1997 and n. 2064231 of September 30, 2003, in 2006 Mediaset S.p.A. bore costs for consultancy equal to EUR 2 thousand with Sin&ergetica Group and EUR 240 thousand with Livolsi Partners S.p.A. as well as payables for EUR 74 thousand with BGP Management Consulting S.p.A..

Events occurring after December 31, 2006

No significant events occurred after the closing of the fiscal year of reference.

Expected developments

In Italy, Mediaset networks confirmed their undisputed leadership in the first two months of 2007 with a 42.8% average audience share in Prime Time. With specific reference to the 15-64 commercial target group, Mediaset networks ranked in the first positions for all the time brackets with Canale 5 and Italia 1 consolidating their first and third position, respectively, in the Italian national network ranking.

Mediaset Premium posts an excellent performance thanks to an expanding Pay per View offer, including live broadcasting of "Serie A" and "Serie B" football matches, Grande Fratello 24 hours and the wide selection of movies characterising its first run movie proposal. Starting from the beginning of the year, approximately 250,000 new rechargeable cards and over 1.2 million scratch cards have been sold.

In Spain, Telecinco confirmed its position as the most popular television channel in the first two months of 2007 both in terms of day time average (20.4%) and prime time (20.6%), winning over Antena 3 and TVE1 by more than two percentage points in the 24 Hours and almost 3 percentage points in Prime Time. In the same period, Telecinco also consolidated its undisputed leadership in the 15-64 commercial target group both in relation to day time (22%) and prime time (23.4%).

In 2007, in line with the Group's objective of reducing costs resulting from television operations in Italy and realising the higher income expected from DVB-H mobile television, which in 2006 only contributed starting from the second half of the year, the Group's consolidated operating result (EBIT) is expected to improve against the previous year. The increase will depend on television advertising sales, which are expected to grow both in Italy and in Spain as compared to the previous year.

INFORMATION PURSUANT TO ART. 2428, PAR. 2, NUMBER 6-BIS OF THE ITALIAN CIVIL CODE

Mediaset S.p.A.'s Executive Committee defined an exchange risk management policy as well as guidelines for liquidity investment aimed at lowering the Group's exchange rate and interest rate exposure risks. In order to optimise the management of operating costs and dedicated resources, Mediaset S.p.A. centralised the implementation of such policy and guidelines, including activities relating to financial risk assessment and relevant hedging operations. Mediaset S.p.A. directly operates in the market on behalf of its Italy-based subsidiaries and keeps control over financial risk management activities performed by other Group companies.

Category of risks subject to hedging

Exchange rate risk

The Group operates at the international level by acquiring television rights mainly through its R.T.I. S.p.A. subsidiary. As a result, the Group is exposed to an exchange rate risk (primarily quantified in foreign currency, including US dollars and Swiss francs).

R.T.I. S.p.A. is responsible for the collection of all the information pertaining to exchange rate positions which are entirely hedged against by means of derivative contracts stipulated by Mediaset S.p.A.. Mediaset S.p.A. is in fact responsible for the assessment of the Group's net financial position for each currency as well as for the development and monitoring of risk hedging operations through the negotiation of derivative contracts, typically forward contracts and the purchase of options and collars, in accordance with the guidelines and limitations established by the Company's Executive Committee.

Effective hedging of the selected financial instrument is assessed by correlating the technical-financial characteristics of the liabilities hedged against (expiry date, amount, etc.) and the characteristics of the financial hedging instrument in question.

The amount of exposure per currency and the corresponding fair value of the selected derivative products are specified in a relevant table attached to the Notes to these financial statements.

Interest rate risk

The Group's interest rate risk exposure is mainly derived from variable rate financial debt in relation to cash flow risks.

The Group manages cash flow risks on interest rates by using derivative contracts, typically interest rate swaps, converting variable rates into fixed rates.

Moreover, Mediaset S.p.A. also analyses the effectiveness of the selected hedging instrument in offsetting the fluctuations in financial flows attributable to the hedged. against risk. This analysis is performed from the beginning of the hedging contract throughout its duration.

Credit risk

The Group is not exposed to significant bad debt risk nor credit risk in relation to its financial partners.

With specific reference to cash management, the Company's Board of Directors approved an *investment policy* setting out the limits for rating, concentration, amount per partner and single issue.

The partners which the Group relies on for the management of the derivative contracts entered into are all of high standing. In addition, operations are distributed in order to prevent excessive concentration on any single partner.

Liquidity risk

Liquidity risk is associated with the difficulty in finding resources to meet commitments.

A prudent management of liquidity risk implies:

- maintenance of an adequate level of cash and/or short term stocks which can be quickly converted into cash. The Mediaset Group's guidelines are particularly sensitive to this specific aspect;
- availability of resources through committed lines of credit for an appropriate amount..

ADDITIONAL INFORMATION

Privacy: protection and guarantee measures

The Owner responsible for the maintenance and treatment of personal data hereby confirms and declares that, in compliance with Art. 26 of the Technical provisions in the matter of minimum levels of security set out in Italian Law Decree n. 196 of June 30, 2003 and the law provisions contained in the Italian Civil Code in the matter of protection of personal data, the relevant security document (*Documento programmatico sulla sicurezza*, DPS) was appropriately updated. This is a periodic updating, since the document was drawn up in the past in compliance with the law in force (the previous update is dated March 8, 2006).

Said document defines the policies, security standards and procedures adopted by the Company in relation to the treatment of personal data, based on the analysis of the risks related to the same data and the assignment of tasks and responsibilities among the functions using personal data as part of their duties.

Vigilance and control

Your Company implemented Italian Law Decree 231/2001 regarding corporate criminal liability by appointing, in 2003, an in-house "Vigilance and Surveillance Committee". Said Committee, fully autonomously and with the support of corporate functions and, when needed, external consultants, is responsible for monitoring compliance with the Group's applied "organisation model", updating it and reporting any violations and defaults to the Company's Board of Directors.

Management and coordination

Mediaset S.p.A. manages and coordinates the activities of the companies listed below:

- Elettronica Industriale S.p.A.
- Media Shopping S.p.A.
- Mediaset Investimenti S.p.A.
- Publitalia '80 S.p.A.
- Promoservice Italia S.r.l.
- R.T.I. S.p.A.
- Video Time S.p.A.

The activities subject to management and coordination by Mediaset S.p.A. as mentioned above mainly refer to centralised financial services to support subsidiary operations.

A) *Financial Statements as of December 31, 2006;*

1. Approval of the Company's Financial Statements as of December 31, 2006; Directors' Report on Operations, Independent Auditors' Report and Statutory Auditors' Report; relevant resolutions

Dear Shareholders,

we are confident that you approve of the format and criteria adopted for the drawing up of the Company's Balance Sheet, Income Statement, Cash Flow Statement, Tables of the Changes occurred in the Shareholders' net equity and the Notes to these Financial Statements as of December 31, 2006, which we submit for your approval together with our Report on Operations.

2. Approval of the allocation of operating profit; relevant resolutions

Dear Shareholders,

we invite you to also resolve upon the allocation of the profit for the year, amounting to EUR 522,435,314.92, including a fund provision of EUR 26,443.64 on unrealised income on exchange rates as regulated by Art. 2426, par. 8 bis of the Italian Civil Code. We herewith propose to pay out a EUR 0.43 dividend per share and to allocate the residual amount to the Extraordinary Reserve.

For your information, we also point out that based on the number of outstanding shares as of March 12, 2007 (n. 1,181,227,564 shares minus n. 44,765,500 Treasury shares) the payout of the aforementioned dividend would comprehensively amount to EUR 488,678,687.52, requiring an equal amount from the operating profit.

B) *Presentation of the consolidated Balance Sheet as of December 31, 2006; Reports of the Board of Directors and the Independent Auditors;*

C) *Proposal for the renewal of the mandate to the Board in relation to the purchase and sale of Treasury shares*

3. Proposal for the renewal of the mandate to the Board in relation to the purchase and sale of Treasury shares, also for the "Stock Options" plans; relevant resolutions

Dear Shareholders,

we herewith remind you that with the approval of these financial statements closed at December 31, 2006, the Board's power to acquire Treasury shares lapses.

We would recommend to renew the aforementioned power in order to pursue, in the Company's interest, the objectives provided for in the applicable law provisions, including:

a) the availability of shares to be assigned to the employees of this Company, its subsidiaries and holding company, eligible for the 2003/2005 and 2006/2008 Stock Option Plans;

b) the carrying out of trading, hedging and arbitrage operations;

c) the carrying out of cash investment operations.

Given the specific relevance of the operations on the Company's Treasury shares, the Board of Directors believes it necessary to inform the Shareholders that it does not intend to submit to the Shareholders' General Meeting any proposal for the cancellation of the Treasury shares until their corresponding value is 10%.

Repurchase operations will comply with the provisions set out in Art. 2357 and subsequent changes and integration of the Italian Civil Code, Art. 132 of Italian Law Decree n.58/98, Art. 144-bis of Consob Regulation regarding the implementation of the afore-mentioned Italian Law Decree n.58 of February 24, 1998, in the matter of application of the Broadcasters' Regulations, as well as an other applicable law provisions, including those contained in 2003/6 Directive and the relevant national and EU norms.

To date the Company's share capital is EUR 614,238,333.28, divided into n. 1,181,227,564 ordinary shares, and as of March 12, 2007 Your Company owns n. 44,765,500 Treasury shares, equal to 3.79% of the share capital. The companies directly controlled by Mediaset S.p.A. do not own any share of the holding company.

As a result, we submit for Your approval the proposal to grant the Company's Board of Directors the power to purchase, also by means of options and financial instruments, including derivatives on the stocks owned by Mediaset, ordinary Treasury shares having a nominal value of EUR 0.52 each (equal to 10% of the current share capital) up to a maximum of n. 118,122,756 shares, in compliance with the law, in one or more operations, until the approval of the financial statements as of December 31, 2007 and, in any case, for a period of time not longer than 18 months from the date of the resolution in this matter made by the Shareholders' General Meeting. The above specified amount is allocated for in the available fund provisions entered in the last approved financial statements.

Purchase operations will be carried out as follows:

i) purchases regarding the implementation of the 2003/2005 and 2006/2008 Stock Option Plans shall be carried out in the Stock Exchange according to the operating criteria set out in Art. 144-bis, letters b) and c) of the Broadcasters' Regulations at a price not higher than 20% and not lower than 20% of the stock reference price achieved in the Stock Exchange session of the day preceding each single operation. These criteria are regarded as

suitable for the identification of the range of values within which a purchase is considered interesting for the Company;

ii) any other purchase shall be carried out in the Stock Exchange according to the operating criteria set out in Art. 144-bis, letters b) and c) of the Broadcasters' Regulations at a price not higher than 20% and not lower than 20% of the stock reference price achieved in the Stock Exchange session of the day preceding each single operation. These criteria are regarded as suitable for the identification of the range of values within which a purchase is considered interesting for the Company.

In compliance with and pursuant to Art. 2357-ter of the Italian Civil Code, we also herewith invite you to confirm the Board of Directors' powers so that, fully complying with the law provisions and regulations from time to time applicable as well as the Italian Stock Exchange regulations and any community directive in this matter, it may:

a) assign Treasury shares purchased following the relevant Shareholders' resolution or, in any case, already held in the Company's portfolio, to the employees of said Company, its subsidiaries and holding company as a result of the exercise by employees of the options relative to the purchase of said shares, for which the same employees were eligible. The price, the terms and conditions for the performance of this operation are included in the regulations attached to each of the 2003/2005 and 2006/2008 Stock Option Plans. The power envisioned in this point is limited in time in accordance with the terms established in the relevant stock option plans;

b) assign the shares purchased following the relevant Shareholders' resolution or, in any case, already held in the Company's portfolio, according to the following alternative methods:

   i) by means of cash operations. In this case, the sale is carried out in the stock market and/or in the free market at a price not lower than 90% of the stock reference price registered in the Stock Exchange trading session of the day preceding each single operation;

   ii) by means of exchange, carter, conveyance or any other disposal operations in the context of industrial projects or extraordinary financial operations. In this case, the financial conditions for the operation of disposal, including the valuation of the shares subject to exchange, shall be determined by independent experts, given the nature and the characteristics of the operation and also in consideration of the Mediaset listed stock price trend.

The power regarding point b) above is granted for a period of not more than 18 months from the date of the relevant Shareholders' resolution.

for the Board of Directors
the Chairman

MEDIASET S.p.A.

2006 Annual Report

Financial Statements and Explanatory Notes

Balance Sheet as of December 31st, 2006

(amounts in EUR)

ASSETS	Notes	31/12/2006	31/12/2005
Non current assets	5		
Property, plant and machinery and other tangible assets	5.1	5.215.994	5.460.249
Television rights	5.2	30.981.956	47.287.667
Other intangible assets	5.4	262.985	513.904
Investments in:	5.5		
subsidiaries		1.566.412.391	1.570.395.532
other companies		1.999	45.767.983
Total		1.566.414.390	1.616.163.515
Receivables and other non current financial asse	5.6	49.625.416	134.525.492
Deferred tax assets	5.9	40.398.151	62.503.834
Total non current assets		**1.692.898.892**	**1.866.454.661**
Current Assets	6		
Trade receivables due from:	6.2		
customers		93.041	626.631
associates		335.460	356.274
subsidiaries		5.144.571	5.117.327
affiliated companies and joint ventures		-	2.010
holding companies		9.941	10.292
Total		5.583.013	6.112.534
Tax assets	6.3	61.937.546	4.612.262
Other trade receivables and current assets	6.4	44.168.000	271.591.556
Intercompany financial receivables due from	6.5		
subsidiaries		3.131.577.349	1.853.940.564
affiliated companies and joint ventures		-	1.929.861
Total		3.131.577.349	1.855.870.425
Other financial current assets	6.6	20.455.388	39.903.540
Cash and cash equivalents	6.7	45.514.025	125.839.135
Total current assets		**3.309.235.321**	**2.303.929.452**
Non current assets held for sale	7	-	-
TOTAL ASSETS		**5.002.134.213**	**4.170.384.113**

Balance Sheet as of December 31st, 2006

(amounts in EUR)

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	31/12/2006	31/12/2005
Shareholders' equity	8		
Share capital	8.1	614.238.333	614.238.333
Share premium reserve	8.2	275.237.092	275.237.092
Treasury shares	8.3	(413.900.975)	(437.273.508)
Other reserves	8.4	2.284.643.619	1.365.853.527
Revaluation reserve	8.5	9.851.459	13.697.275
Reserve for rounding figures		1	2
Profit (loss) brought forward	8.6	(807.687.425)	8.425.250
Profit (loss) for the year	8.7	522.435.315	595.097.186
TOTAL SHAREHOLDERS' EQUITY		**2.484.817.419**	**2.435.275.157**
Non current liabilities	9		
Retirement benefit obligations	9.1	6.194.855	5.865.947
Deferred tax liabilities	9.2	1.400.917	5.992.501
Payables and financial liabilities	9.3	436.378.226	234.736.170
Provisions for risks and charges	9.4	36.943.794	37.067.077
Total non current liabilities		**480.917.792**	**283.661.695**
Current liabilities	10		
Payables due to banks	10.1	611.000.000	731.456.877
Trade payables	10.2		
suppliers		6.086.984	9.732.385
subsidiaries		618.015	963.706
associates		679.642	379.231
holding companies		42.689	63.514
Total		7.427.330	11.138.836
Provisions for risks and charges	10.3	306.479	423.174
Tax payables	10.4	14.523.250	3.010.843
Intercompany financial payables due to	10.5		
subsidiaries		312.997.567	404.024.034
affiliated companies and joint ventures		2.618.443	-
Total		315.616.010	404.024.034
Other financial liabilities	10.6	1.006.952.680	20.868.408
Other current liabilities	10.7	80.573.253	280.525.089
Total current liabilities		**2.036.399.002**	**1.451.447.261**
Non current liabilities linked to assets held for sale	11	-	-
TOTAL LIABILITIES		**2.517.316.794**	**1.735.108.956**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5.002.134.213**	**4.170.384.113**

Income statement as of December 31st, 2006

(amounts in EUR)

INCOME STATEMENT	Notes	2006	2005
Revenues	12		
Revenues from sales and services	12.1	36.856.314	60.962.750
Other revenues and proceeds	12.2	1.769.880	3.012.703
Total revenues		**38.626.194**	**63.975.453**
Costs	13		
Personnel expenses	13.1	24.903.653	28.886.692
Purchases	13.2	348.091	318.768
Services	13.5	17.835.674	19.705.619
Leasing and rental	13.6	3.042.797	2.640.734
Provisions for risks	13.7	108.724	226.371
Sundry operating costs	13.8	4.541.308	3.147.774
Amortisation and depreciation	13.9	17.079.026	31.640.404
Total costs		**67.859.273**	**86.566.362**
Profit/(loss) deriving from disposals of non current assets	14	-	-
Operating profit		**(29.233.079)**	**(22.590.909)**
(Charges)/proceeds deriving from financial investments	15		
Financial charges	15.1	(106.987.728)	(86.894.021)
Financial proceeds	15.2	150.126.449	112.811.912
Proceeds/(charges) deriving from investments	15.3		
dividends from subsidiaries		517.076.929	650.470.043
dividends from other companies		-	1.864.499
other proceeds/(charges) deriving from investments		-	(50.688.316)
Total		517.076.929	601.646.226
Total (charges)/proceeds deriving from financial investments		**560.215.650**	**627.564.117**
Pre-tax result		**530.982.571**	**604.973.208**
Income taxes for the year	16		
current taxes	16.1	(8.546.522)	(13.751.744)
deferred tax assets and liabilities	16.2	17.093.778	23.627.766
Total income taxes for the year		**8.547.256**	**9.876.022**
Net result for the year		**522.435.315**	**595.097.186**
Profit/(loss) deriving from assets to be transferred	17	-	-
Profit (loss) for the year	18	**522.435.315**	**595.097.186**

Cash flow statement as of December 31st, 2006

(EUR thousands)

CASH FLOW FROM OPERATING ACTIVITIES	30/06//2006	30/06/2005
Operating income	(29.233)	(22.591)
Amortisation and depreciation (intangible/tangible assets	17.079	31.640
Allowances net of utilisation	666	(2.019)
Other non monetary changes	1.116	1.630
Changes in current assets	(1.137.860)	(546.855)
Capital gain/loss from transfer of fixed assets - investments		
Interests accrued/due	114.210	29.139
Tax payables/receivables	(225.460)	(222.447)
Dividends distributed	517.077	652.335
Net cash generated by operating activities (A)	**(742.405)**	**(79.168)**
CASH FLOW FROM INVESTING ACTIVITIES		
Revenues from the sale of tangible assets		3
Revenues from the sale of intangible assets (rights)		-
Revenues from the sale of other intangible assets		2
Revenues from the sale of investments and other financ	130.915	997.754
Total revenues from the sale of fixed assets	130.915	997.759
Revenues from interests and other financial proceeds	410	2.997
Payments in tangible assets	(24)	(111)
Payments in intangible assets (rights)	(139)	(306)
Payments in other intangible assets	(121)	(548)
Payments in investments	(20)	(549.227)
Total investments in fixed assets	106	(547.195)
Incr./decr. of advances on rights	-	-
Payments for increases in financial assets	(1.109)	-
Revenues for decrease in financial assets	-	29.985
Payments for loans granted to enterprises	-	-
Revenues for loans granted to enterprises	-	-
Net cash deriving from/utilised for investments (B)	**129.912**	**480.549**
CASH FLOW FROM FINANCING ACTIVITIES		
Changes in Treasury shares owned	15.718	(419.687)
Net variation of long term financial payables	200.917	(64.614)
Dividends paid	(489.341)	(448.796)
Net variation of other financial assets/ liabilities	866.354	627.189
Interests due and other financial charges	(61.480)	(13.041)
Revenues /charges from company re-organisation	-	-
Net cash deriving from/utilised for financial activities (C)	**532.168**	**(318.949)**
Variation in liquidity and equivalents (D=A+B+C)	**(80.325)**	**82.432**
Cash and equivalents at the beginning of the year (E)	**125.839**	**43.407**
Cash and equivalents at year end (F=D+E)	**45.514**	**125.839**

Statement of changes in shareholders' equity for the years ended December 31st, 2006 and 2005

(EUR thousands)

	Share capital	Share premium reserve	Treasury shares	Legal reserve	Other reserves	Evaluation reserve	Profit/(loss) brought forward	Profit/(loss) for the half-year period	Total Shareholders' equity
ITA GAAP 1/1/2005 balance	614.238	739.744	(17.273)	95.991	7.043	-	-	401.914	1.841.657
Transition to IAS	-	-	(314)	-	18.933	3.597	7.943	-	30.159
IAS/IFRS 1/1/2005 balance	614.238	739.744	(17.587)	95.991	25.976	3.597	7.943	401.914	1.871.816
2004 net result allocation as per GM resolution of 29/04/2005		(74.652)		26.857	914			(401.914)	(448.795)
Changes in Treasury shares		(389.855)	(419.687)		390.342		482		(418.718)
Changes in employee severance indemnity						(208)			(208)
Changes in Stock Option Plans						6.595			6.595
Changes in SICAV						68			68
Changes in IRS						3.646			3.646
Changes in the reserve for intercompany operations					825.774				825.774
Profit (loss) for the year								595.097	595.097
Balance as of 31/12/2005	614.238	275.237	(437.274)	122.848	1.243.006	13.698	8.425	595.097	2.435.275
Balance as of 1/1/2006	614.238	275.237	(437.274)	122.848	1.243.006	13.698	8.425	595.097	2.435.275
2005 net result allocation as per GM resolution of 20/04/2006					922.436			(1.411.777)	(489.341)
Adjustment for intercompany transfer					(568)		(816.112)	816.680	-
Changes in SICAV						(90)			(90)
Changes in IRS						196			196
Changes in Stock Option Plans					1.652	(4.518)			(2.866)
Changes in purchase/sale of Treasury shares			23.373		(4.730)				18.643
Changes retirement benefit obligations						55			55
Changes in H.R. collar on rates						510			510
Profit (loss) for the year								522.435	522.435
Balance as of 31/12/2006	614.238	275.237	(413.901)	122.848	2.161.796	9.851	(807.687)	522.435	2.484.817

Balance sheet pursuant to CONSOB Decision no. 15519 dated July 27th, 2006

ASSETS	Note	31/12/2006	of which related parties	% of incidence	31/12/2005	of which related parties	% of incidence
Non current assets	5						
Property, plant and machinery and other tangible assets	5.1	5,215,994			5,460,249		
Television rights	5.2	30,981,956	21,689,939	70.0%	47,287,667	33,412,263	70.7%
Other intangible assets	5.4	262,985			513,904		
Investments in:	5.5						
subsidiaries		1,566,412,391			1,570,395,532		
other companies		1,999			45,767,983		
Total		1,566,414,390			1,616,163,515		
Receivables and other non current financial assets	5.6	49,625,416			134,525,492		
Deferred tax assets	5.9	40,398,151			62,503,834		
Total non current assets		**1,692,898,892**			**1,866,454,661**		
Current Assets	**6**						
Trade receivables due from:	6.2						
customers		93,041			626,631		
associates		335,460			356,274		
subsidiaries		5,144,571			5,117,327		
affiliated companies and joint ventures		-			2,010		
holding companies		9,941			10,292		
Total		5,583,013			6,112,534		
Tax receivables	6.3	61,937,546			4,612,262		
Other trade receivables and current assets	6.4	44,168,000	41,244,808	93.4%	271,591,556	268,186,609	98.7%
Intercompany financial receivables due from	6.5						
subsidiaries		3,131,577,349			1,853,940,564		
affiliated companies and joint ventures		-			1,929,861		
Total		3,131,577,349			1,855,870,425		
Other financial current assets	6.6	20,455,388	6,033,290	29.5%	39,903,540		
Cash and cash equivalents	6.7	45,514,025			125,839,135		
Total current assets		**3,309,235,321**			**2,303,929,452**		
Non current assets held for sale	**7**	-			-		
TOTAL ASSETS		**5,002,134,213**			**4,170,384,113**		

Television rights pertaining to related parties mainly refers to the affiliated company Medusa Film S.p.A..

Other receivables and current assets pertaining to related parties includes EUR 28,676 thousand from VAT payables by the subsidiary companies in December 2006, EUR 6,649 thousand from payables for advance VAT by the subsidiary companies and EUR 5,617 thousand from IRES receivables based on tax consolidation.

Balance sheet pursuant to CONSOB Decision no. 15519 dated July 27th, 2006

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	31/12/2006	*of which related parties*	*% of incidence*	31/12/2005	*of which related parties*	*% of incidence*
Shareholders' equity	8						
Share capital	8.1	614,238,333			614,238,333		
Share premium reserve	8.2	275,237,092			275,237,092		
Treasury shares	8.3	(413,900,975)			(437,273,508)		
Other reserves	8.4	2,284,643,619			1,365,853,527		
Revaluation reserve	8.5	9,851,459			13,697,275		
Reserve for rounding figures		1					
Profit (loss) brought forward	8.6	(807,687,425)			8,425,250		
Profit (loss) for the year		522,435,315			595,097,187		
TOTAL SHAREHOLDERS' EQUITY		**2,484,817,419**			**2,435,275,156**		
Non current liabilitites	9						
Employee severance indemnity	9.1	6,194,855			5,865,947		
Deferred tax liabilities	9.2	1,400,917			5,992,501		
Payables and financial liabilities	9.3	436,378,226			235,461,538		
Fund for risks and charges	9.4	36,943,794			37,067,077		
Altre passività non correnti	9.5	-			-		
Total non current liabilities		**480,917,792**			**284,387,063**		
Current liabilities	10						
Payables due to banks	10.1	611,000,000			730,731,510		
Trade payables	10.2						
suppliers		6,086,984			9,732,385		
subsidiaries		618,015			963,706		
associates		679,642			379,231		
holding companies		42,689			63,514		
Total		7,427,330			11,138,836		
Fund for risks and charges	10.3	306,479			423,174		
Tax payables	10.4	14,523,250			3,010,843		
Intercompany financial payables due to	10.5						
subsidiaries		312,997,567			404,024,034		
affiliated companies and joint ventures		2,618,443			-		
Total		315,616,010			404,024,034		
Other financial liabilities	10.6	1,006,952,680	1,000,896,192	99.4%	20,868,408	8,964,298	43.0%
Other current liabilities	10.7	80,573,253	75,615,879	93.8%	280,525,089	275,202,472	98.1%
Total current liabilities		**2,036,399,002**			**1,450,721,894**		
Non current liabilities linked to assets held for sale	11	-			-		
TOTAL LIABILITIES		**2,517,316,794**			**1,735,108,957**		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,002,134,213**			**4,170,384,113**		

Other financial liabilities due to related parties refers to the EUR 1,000,000 thousand loan granted to the subsidiary company Mediaset Investment S.a.r.l.

Other current liabilities due to related parties mainly refers to payables due to the subsidiary companies after they complied with the consolidated tax system, for EUR 49,450 thousand, and to receivables from advance VAT for EUR 18,275 thousand with reference to the subsidiary company R.T.I. S.p.A., due to the Group centralised VAT system.

Income statement pursuant to CONSOB Decision no. 15519 dated July 27th, 2006

INCOME STATEMENT	Note	2006	*of which related parties*	*% of incidence*	2005	*of which related parties*	*% of incidence*
Revenues	12						
Revenues from sales and services	12.1	36,856,314	*36,760,848*	99.7%	60,962,750	*60,071,588*	100%
Other revenues and proceeds	12.2	1,769,880	*1,009,341*	57.0%	3,012,703	*1,613,367*	57%
Total revenues		**38,626,194**			**63,975,453**		
Costs	13						
Personnel expenses	13.1	24,903,653			28,886,692		
Purchases	13.2	348,091			318,768		
Services	13.5	17,835,674	*3,988,857*	22.4%	19,705,618	*3,801,977*	*19.3%*
Leasing and rental	13.6	3,042,797	*2,683,308*	88.2%	2,640,734	*2,640,734*	*100.0%*
Provisions for risks	13.7	108,724			226,371		
Sundry operating costs	13.8	4,541,308			3,147,774		
Amortisation and depreciation	13.9	17,079,026			31,640,404		
Total costs		**67,859,273**			**86,566,361**		
Profit/(loss) deriving from disposals of non current assets	14	-			-		
Operating result		**(29,233,079)**			**(22,590,908)**		
(Charges)/proceeds deriving from financial investments	15						
Financial charges	15.1	(106,987,728)	*(51,319,023)*	48.0%	(86,894,021)	*(55,066,413)*	63%
Financial proceeds	15.2	150,126,449	*140,396,455*	93.5%	112,811,912	*41,799,129*	37%
Proceeds/(charges) deriving from investments	15.3						
dividends from subsidiaries		517,076,929			650,470,043		
dividends from other companies		-			1,864,499		
other proceeds/(charges) deriving from investments		-			(50,688,316)		
Total		517,076,929			601,646,226		
investments		**560,215,650**			**627,564,117**		
Pre-tax result		**530,982,571**			**604,973,209**		
Income taxes for the year	16						
current taxes	16.1	(8,546,522)			(13,751,744)		
deferred tax assets and liabilities	16.2	17,093,778			23,627,766		
Total income taxes for the year		**8,547,256**			**9,876,022**		
Net result for the year		**522,435,315**			**595,097,187**		
Profit/(loss) deriving from assets to be transferred	17	-			-		
Profit (loss) for the year	18	**522,435,315**			**595,097,187**		

Revenues from sales and services pertaining to related parties mainly refers to the ongoing contract for TV programme leasing with the subsidiary company R.T.I. S.p.A. for EUR 30,000 thousand.

Services to related parties mainly refers to air transportation expenses to the subsidiary company Alba Servizi Aerotrasporti S.p.A. for EUR 1,708 thousand, to administrative services to the subsidiary company R.T.I. S.p.A. for EUR 803 thousand and to sponsoring to the subsidiary company Medusa Film S.p.A., for EUR 800 thousand.

Leasing and rental pertaining to related parties mainly refers to payable rent on property concerning the subsidiary company R.T.I. S.p.A. for EUR 1,921 thousand and to the use of the Fininvest brand granted by the controlling company Fininvest S.p.A. for EUR 465 thousand.

Financial charges due to related parties mainly refers to interest due to the subsidiary company Mediaset Investment Sarl for EUR 36,496 thousand for the loan mentioned earlier and to interest to be paid on the Group current account to subsidiary companies for EUR 11,277 thousand.

Financial income from related parties mainly refers to receivable interest on the Group current account for EUR 113,848 thousand and to gains from foreign exchange operations from the subsidiary company R.T.I. S.p.A. for EUR 26,464 thousand (including EUR 13,480 thousand from evaluation).

Greater details on relations with the Group companies are provided in the Report on Operations, in the relevant section with detailed tables.

Explanatory notes

1. General information

Mediaset S.p.A. is a joint-stock company established in Italy at the Office of the Company Registrar of Milan. The registered offices are in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the section before the Report on Operations.
These financial statements are in Euro since this is the currency used for most of the Company's operations.

Amounts shown are in EUR thousands.

2. Adoption of the international accounting standards

As a result of European Regulation no. 1606/2002 as implemented in Italy by Law Decree no. 38 dated February 28th, 2005, as of 2006, companies whose shares are publicly traded on a regulated market of a EU Member State are bound to draft their financial statements according to the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and registered within the EU.

Therefore, starting from January 1st, 2006, Mediaset S.p.A. adopted - in its half - year and full year financial statements - the valuation and measurement criteria established by "IAS/IFRS" International Accounting Standards and by the relative interpretation standards ("IFRIC") previously called Standing Interpretations Committee ("SIC"), registered by the European Commission and considered as applicable to the Company's operations.

The tables and information in these financial statements were prepared in compliance with international standard IAS 1, as established in the CONSOB Communication no. DEM 6064313 of July 28th, 2006.

Tables and explanatory notes in these financial statements were drafted also supplying complementary information as established by CONSOB Decision no. 15519 and by CONSOB Communication no. 6064293, both issued on July 28th, 2006.

Data in these financial statements are compared with the financial statements of the previous year drafted and shown again following the same criteria.

The financial statements include a summary of mandatory accounting tables (income statement, balance sheet, statement of changes in shareholders' equity and cash flow statement) with their explanatory notes.

The abridged income statement was prepared in line with the minimum contents required by IAS 1 (Presentation of financial statements) with costs attributed by nature; the balance sheet was drafted by introducing a distinction between "current and non current" assets and liabilities; the cash flow statement was prepared based on the indirect method.

In the following point 20 of the present Explanatory notes: "*Reconciliation tables of parent company Mediaset S.p.A. showing the effects of transition to international accounting standards*", reconciliations are shown between the economic and equity situation of the past year drafted according to the new standards and according to previous accounting standards. It also includes reconciliations and explanatory notes as established by IFRS 1 for the first time application of international accounting standards referring to the opening balance sheet at January 1st, 2005.

Mediaset S.p.A. engaged Deloitte & Touche S.p.A. to audit these reconciliation tables.

In preparing the financial statements at December 31st, 2006, International Accounting Standards were applied as well as their interpretation on that date.

3. Summary of accounting standards and valuation criteria

General principles and valuation criteria

The generally adopted criterion for recognising assets and liabilities is historical cost, with the exception of some financial instruments for which, under IAS 39, the fair value model is adopted.

Below is a description of the tables adopted compared to those required by IAS 1 as well as of the most significant accounting standards and related valuation criteria adopted when drafting the financial statements.

Financial statements structure

The ***Income statement*** was drafted according to a scheme with cost allocation by nature, highlighting interim results regarding EBIT and profit before tax in order to make it possible to better measure the evolution of ordinary operations. Cost and revenue elements resulting from events or operations that by nature and significance of amount are to be considered as non recurring, such as for example the sale of controlling stakes, are booked separately.

These operations can be referred to the definition of non recurring significant events and operations provided by CONSOB Communication no. 6064293 of July 28th, 2006. They would thus be different from the "atypical and/or unusual operations" as defined in that same CONSOB Communication of July 28th, 2006, according to which such operations are those that, by significance/importance, nature of relations, object of transaction, sale price fixing

method and timing (should they take place near the closing of the year) may be questionable in terms of exhaustive/correct information provided in the financial statements, conflict of interest, protection of the company's assets and protection of minority shareholders.

The ***Balance Sheet*** was drafted according to a scheme that shows the breakdown of "*current/non current*" assets and liabilities. An asset/liability is recognised as current when it meets one of the following criteria:

- It is expected that it will be obtained/extinguished or it is estimated that it will be sold or used in the ordinary operating cycle of the company;
- It is mainly held for trading;
- It is envisaged that it will be sold/extinguished within 12 months from the financial statements closing date.

In the absence of all three conditions above, assets / liabilities are classified as non current.

The ***Cash Flow Statement*** was prepared by applying the indirect method, according to which EBIT is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operating payments and for elements of revenues or cost connected with financial flows deriving from investment or financial activities. Gains and losses resulting from medium- to-long-term financing operations and the relevant hedging derivative, as well as dividends paid out, are included in financing operations.

Statement of Changes in shareholders' Equity shows changes in shareholders' equity items regarding the following:

- Allocation of period profit
- Amounts regarding operations with shareholders (purchase and sale of treasury shares);
- Each gain and loss net of any tax effects that, as required by IFRS, are either directly recognised in shareholders' equity (gain or loss from purchase and sale of treasury shares, actuarial profits and losses generated by the assessment of defined benefit plans) or have the same amount allocated to a provision in shareholders' equity (share based payments for stock option plans);
- Changes in valuation reserves of the derivative instruments hedging future cash flows net of any tax effect;
- Changes in the valuation reserve of financial assets available for sale;
- The effects arising from any changes in the accounting standards.

For each significant item in the tables above explanatory notes were introduced in which information is provided and compositions and changes are detailed with respect to the previous year.

It should also be noted that, in order to comply with that established in CONSOB Decision no. 15519 of July 27th, 2006 "Instructions about the structure of financial statements", in addition to the mandatory schemes, new income statement and balance sheet tables were prepared highlighting the significant amounts of positions and transactions with related parties which are booked separately from their corresponding reference items.

Property , plant and equipment

Plant, equipment, property are recognised at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to make the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rates determined in relation to the remaining potential use of the assets.

Depreciation is determined, on a straight-line basis, on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

Buildings	2.5%
Plant and machinery	10% - 20%
Light construction and equipment	5% - 16%
Office furniture and equipment	8% - 20%
Vehicles	10% - 25%

The possibility to recover their value is assessed according to the criteria envisaged by IAS 36 described in section below "Impairment of Assets".

All day-to-day maintenance costs are recognised in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life ("*component approach*").

In particular, according to this principle, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net accounting value of the asset and are recognised in the income statement.

Leases

Lease payments resulting from operating leases are charged on a straight-line basis for the time of the term of the contract.

Intangible assets

Intangible assets are assets without identifiable physical nature, controlled by the company and able to generate future economic benefits.

These are recognised at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.

In the event of purchased intangible assets for which availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted by recording the financial charges implicit in the original price.

Internally-generated intangible assets are recognised in the income statement in the period when they are incurred if relative to research costs.

Development expenditures, mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), provided that they can be identified, that the cost can be determined reliably and that the asset is likely to generate future economic benefits.

Assets with defined useful life are amortised on a straight-line basis starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *impairment of assets*.

This principle is also used for multi-annual licences regarding **television rights**, which are generally amortised on a straight-line basis unless a different principle can be determined that can reasonably and reliably reflect the correlation between costs, audience and advertising revenues.

In particular, for the library of television rights available for broadcasting on multiple networks, the straight-line amortisation method was generally adopted, calculated for ownership rights and rights with unlimited duration over a period of 60 months and for rights with limited duration over the period of the relevant contract and, in any event, a period not exceeding 120 months, a method which reflects greater opportunities to exploit television rights, also in the light of the difficulty in identifying objective components for making a correlation between advertising revenues and the amortisation of rights. Regardless of the amortisation already recognised, if all showings made available under rights contracts have been used up, the residual value is fully expensed.

Impairment of assets

The carrying value of tangible and intangible assets is periodically reviewed as is envisaged by IAS 36, which requires that the existence of *impairment* of tangible and intangible assets is assessed when there are indicators that this issue may exist. In the event of Goodwill, intangible assets with undefined useful life or assets not available for use, this assessment is carried out at least once a year, usually during the preparation of the annual financial statements and any time there is an indication of possible impairment.

The possibility to recover the recognised value is tested by comparing the carrying value recognised in the financial statements and the higher between net sale price (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or an asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash generating units have been defined in line with the organisational and business structure, as homogeneous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

Interests in subsidiary, affiliated companies and joint-ventures

Equity interests in subsidiary, affiliated companies and joint-ventures are assessed using the cost method, reduced for impairment of value in compliance with IAS 36. In case of write-down due to impairment, this cost is booked in the income statement; the original value is restored in the following years if the reasons for the write-down are no longer applicable.

The goodwill in the value of equity investments is subject yearly to an impairment test according to previously described modes.

Non current financial assets

Equity investments other than interests in subsidiary, affiliated companies and joint-ventures and other companies are recognised in *Receivables and non current financial assets* and are classified under IAS 39 as "*Available-for-sale*" financial assets at the Fair value (or as an alternative at cost if the fair value cannot be determined correctly) with the valuation effects (until the income from the assets is disposed of and with the exception of the case when permanent impairments have occurred) reversed directly in equity.

In the event of write-down for *impairment*, the cost is recognised in the income statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses above shareholders' equity is recorded in a specific provision for risks while the shareholder is committed to use and meet the legal or implicit obligations with respect to the subsidiary company, or however to cover its losses.

Among available-for-sale financial assets , there are also the financial investments not held for trading, valued according to the previously mentioned criteria for "*Available for sale*" assets and financial credits for the amount to be paid after 12 months.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their previous net carrying value and the market value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in the company operations. This condition is only met when the sale is considered as very likely, the asset is available for immediate sale in its current situation. With respect to this, the Management must be committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Receivables

Receivables are stated at their fair value that corresponds to their estimated realizable value, and devalued in the event of impairment; receivables denominated in non EMU currencies were valued at the end-of-period exchange rates drawn from the European Central Bank.

Other current financial assets

Financial assets are recorded and derecognized from the financial statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent account dates, financial assets to be held to maturity are recorded at cost amortised according to the actual interest rate method, net of write-downs made to reflect their impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the income statement respectively under item "Financial income/(losses)" or in a specific reserve of Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date. Market prices used are *bid or ask price* depending on whether they refer to assets or liabilities.

The fair value of stocks not listed on an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent counterpart.

Cash and cash equivalents

This item includes cash, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments, that can be readily converted to cash at a non significant value change risk.

Treasury shares

Treasury shares are recorded at cost and deducted from Shareholders' equity, all trading profits and losses are recorded in a specific reserve of Shareholders' equity.

Employee benefits

Post-employments Benefit plans

Employee termination benefit can be classified as a "post-employment benefit", of the "defined benefit plan" type, whose already accrued amount must be projected to estimate the amount to be paid at the moment of terminating the work relationship and subsequently discounted, using the "Projected unit credit method". This actuarial method is based on demographic and financial assumptions to make a reasonable estimate of the amount of benefits that each employee has already accrued for his/her work.

By means of an actuarial assessment, the current service cost that defines the amount of rights accrued in the year by personnel is recognised under item "personnel expenses" and the interest cost that represents the expense that the company would face by asking the market for a loan for the same amount as the defined benefit plan is charged under "Financial Loss/Income".

Actuarial gains and losses that reflect the effects resulting from changes in the actuarial assumptions utilised are directly recognised in shareholders' equity without being ever included in the income statement.

Equity compensation benefits

Mediaset S.p.A., according to IFRS 2, classifies Stock Options as "share based payments" and, for the type included in the "*equity-settled*" category which involves the physical delivery of stocks, establishes the determination of the *fair value* of option rights issued at their grant date and its recording as personnel expenses to be amortised on a straight-line basis along the so called *vesting period* with entry of the same amount in a specific reserve in shareholders' equity. This amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with the relevant right by keeping in mind the conditions of their use not based on the market value of the rights. In line with that established in IFRIC 11 "IFRS 2-Group and Treasury Shares Transactions" issued on November 30th, 2006 and

not yet approved by the European Commission, the stock options directly attributed by Mediaset S.p.A. to the employees from its direct and indirect subsidiary companies are to be considered as belonging to the "equity settled" category and be therefore recorded as contributions to those companies, both direct and indirect, counterbalanced by a shareholders' equity reserve.

The fair value is determined by using the "binomial" model.

In compliance with the transition principles, this principle was applied to all grants after November 7th, 2002 not yet accrued at January 1st, 2005.

Trade payables

Payables are stated at face value; those in non-EMU currencies were translated using December 31st, 2005 exchange rate, as determined by the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges are costs and charges of a specific nature and certain or likely, for which the exact value or effective date could not be determined at the period end or on the date of their occurrence. They are provided for exclusively when there is a current obligation, following from past events, that can be legal, contractual or result from company statements or behaviours that cause valid expectations in the people concerned (implicit obligations).

Amounts provided are recorded at the value that reflects the best possible estimate of the amount the company would pay to extinguish the obligation; when it is significant and the payment dates can be estimated reliably, the provision is recorded in the financial statements at current values and the charges resulting from the passing of time are fully recognised in the income statement under "Financial income/(loss)" .

Non current financial liabilities

Payables are recorded at the amortised cost, using the actual interest rate method.

Derivative financial instruments and hedge accounting

Mediaset S.p.A. is liable to financial risks mainly connected to exchange rate variations for the operations of acquisition of television rights, performed by the directly controlled company R.T.I. S.p.A.. in other non-Euro currencies and to interest rate variations for multiyear loans stipulated at variable rate.

Mediaset S.p.A. uses derivative instruments (primarily forward contracts on foreign currencies and options) to cover the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

For Mediaset S.p.A., the exchange rate risk is connected to the possibility that exchange rates change in the period between the moment when the acquisition of assets denominated in foreign currency has become very likely (authorised purchase negotiation) and the moment when these assets are recognised in the financial statements. The objective of the hedge is to define the exchange rate of the Euro amount with reference to the moment when the negotiation was approved (*hedge accounting* according to IAS). From the moment when assets are recorded in the financial statements, hedging objectives are pursued through the so-called natural hedge where hedging (optional derivative instruments such as zero cost collars) and underlying elements (payables for rights acquisition) are valued independently according to reference standards and therefore are treated as non hedge from an accounting point of view. More specifically, derivatives, in compliance with IAS 39, are valued at fair value with allocation of value differences in income statement whereas payables for rights acquisition – which can be considered as monetary items according to IAS 21 – are reassessed at the exchange rate at the end of the period.

Derivative instruments are current financial assets and liabilities, recorded at *fair value*.

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward (future exchange rate calculated at the account date).

The fair value of exchange rate options is calculated using the Black & Sholes formula for plain-vanilla options, while for the Single Barrier Options (with barrier defined in reasonable times) the binomial method is utilised.

The fair value of interest rate swaps is calculated on the basis of the current value of expected future cash flows with reference to market interest rates at the balance sheet date.

Accounting treatment vary according to the fact that these are designed as hedging derivatives under the requirements of IAS 39.

In particular, in order to hedge the Group's exchange rate risk, Mediaset S.p.A. signs balanced trading agreements in favour of the subsidiary company R.T.I. S.p.A.. In the separate financial statements these agreements cannot be considered as hedging in compliance with IAS 39 but are considered as variations in fair value in the income statement under *Financial Income/ (Charges)* that include gains or losses from valuation on foreign currency exchange. Regarding the interest rate risk, if hedging is considered as effective in compliance with IAS 39, the effective portion of the fair value adjustment of the derivative which has been chosen and can be considered as a hedging instrument is directly recorded in shareholders' equity, whereas the non effective portion is recorded in the income statement. This provision has an effect on the income statement when cash flows from the payment of interest emerge.

Revenue recognition

Revenues from sales and services are recorded at the moment of the actual transfer of the related risks and benefits resulting from the ownership or the making of the performance.

More specifically, in the event of rental or sub-licensing of rights also for short periods of use, that include transfer of the operating contract to the licensee, the revenue is fully recognised at the effective date of use.

Revenues are recognised net of returns, discounts, allowances and premiums, as well as of directly connected tax.

Cost recoveries are shown directly as a cost deduction.

Income taxes

Current income taxes are recorded, based on an estimate of taxable income as calculated under existing legislation and tax rates, or basically approved at the period closing date, bearing in mind the exemptions applicable and tax receivables due.

Tax advances and deferred taxation have been calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the existing tax rates at the moment when the temporary differences will emerge. When results are directly recorded in shareholders' equity, current taxes, assets for advance taxes and liabilities for deferred taxes are also recorded under shareholders' equity.

Dividends

Dividends are recorded in the accounting period in which distribution is approved.

Profits and losses from exchange rates

The amount of net profit deriving from the adjustment to exchange rates of foreign currency items at the end of the year, at the time of approving the financial statements and the distribution of profit, is recorded, for the portion which is not absorbed by losses, in provisions that cannot be distributed until realisation.

At the end of each year, the total amount of profits and losses not realised on exchange rates are recalculated. If total net profit from exchange rates is higher than the amount in the balance sheet reserve, the latter is increased. Conversely, if loss is recorded or net profit lower than the amount booked in the reserve, either the whole reserve or the surplus is reclassified into a reserve which can be freely distributed when preparing the financial statements.

Use of estimates

The preparation of the financial statements and the relevant notes requires estimates and assumptions to be made that have an impact on the financial statements assets and liabilities and on the information regarding potential assets and liabilities at the balance sheet date.

Changes in accounting estimates

Under IAS 8 these are recognised on the face of the income statement starting from the year of adoption.

In April 2005 the IASB issued an amendment to IAS 39 – Financial instruments: recognition and measurement which makes it possible to recognise an operation within the Group as an item highly likely to be cash flow hedged for exchange rate risk, should the transaction be made in a currency other than that of the company that performed the transaction and the consolidated financial statements are exposed to exchange rate risk. This amendment also states that, if the hedging of an expected transaction within the Group meets hedge accounting requirements, any profit or loss directly recorded in shareholders' equity in compliance with IAS 39 must be reclassified to the income statement in the period in which the exchange rate risk of the hedged transaction had its effects on the consolidated income statement.

In June 2005 the IASB introduced an amendment to IAS 39 – Financial instruments: recognition and measurement, which limits the use of the option to designate each financial asset or liability as an item assessed at fair value directly in the income statement (the so-called "fair value option"). This revising of the principle limits the use of this option to the financial instruments that meet the following conditions:

- Based on the fair value option, this designation either cancels or significantly reduces an imbalance in accounts;
- A group of financial assets, financial liabilities or both are managed and their performance is assessed at fair value according to a documented strategy of risk management or investment management;
- An instrument contains an embedded derivative meeting specific requirements.

The Group has applied these amendments to IAS 39 starting from January 1st, 2006. The adoption of these amendments had no significant effect on shareholders' equity or on net profit for the year.

In August 2005 the IASB introduced another amendment to IAS 39 and to IFRS 4 for the accounting treatment of guarantees issued. Based on this amendment, liabilities resulting from guarantee financial contracts must be recorded in the guarantor's financial statements and valued as follows:

- Originally, at fair value;
- Subsequently, at the higher amount between the best estimate of expense to meet the requirement at the reference date, based on that established by IAS 37 – Provisions, contingent liabilities and contingent assets, and the amount initially recognised less amortisation recorded based on IAS 18 – Revenue recognition.

In a few limited cases, the Mediaset Group gives guarantees to third parties (mostly to affiliated companies or joint-ventures) receiving from them a commission for the service provided. Application of the amendment had no significant impact.

New accounting standards

In August 2005 the IASB issued its new accounting standard IFRS 7 – Financial instruments: disclosures and a complementary amendment to IAS 1 – Presentation of financial statements: capital disclosure: additional information regarding capital. IFRS 7 includes an updated version of information which was previously required by accounting standard IAS 32 – Financial instruments: disclosures, requiring complementary information aiming at assessing the relevance of financial instruments with respect to performance and financial position of a company. This new accounting standard requires a description of the objectives, policies and procedures implemented by the management separately for the different types of financial risks (liquidity, market and credit) to which the company is exposed, including a sensitivity analysis for each kind of market risk (exchange rate, interest rate, equity, commodity) and information about minimum, maximum or average concentration and exposure to the different types of risks during the reference period, should the amount recorded at the end of the period not be sufficiently representative. The amendment to IAS 1 introduces further obligations to provide information about objectives, polities and management processes of capital, by specifying whether there are capital requirements imposed by third parties and pointing out the type of management and any consequences from non compliance. IFRS 7 and this amendment to IAS 1 will come into force starting from January 1st, 2007 with the obligation to provide comparative information concerning 2006. The Mediaset Group is assessing any impact that may result from the application of this standard in view of its adoption starting from financial statements at December 31st, 2007

On 3rd March IFRIC issued the interpretation document IFRIC 9 – Reassessment of embedded derivatives to point out that a company must assess whether embedded derivatives should be separated from the primary contract and recognised as derivative instruments when the company enters the contract.

Subsequently, unless the terms and conditions of the contract are modified so as to produce significant effects on cash flows that would otherwise be required by the contract, it is not possible to perform the reassessment. This interpretation will be applicable from January 1st, 2007. The Group does not consider that the adoption of this interpretation will lead to significant effects.

On November 2, 2006, IFRIC released IFRIC 11 – IFRS 2 – Group and Treasury Shares Transaction, a document for the interpretation of the IAS. According to said interpretation document, in the subsidiary's financial statements shared-based payments directly granted by the holding company to the employees of a subsidiary should be classified as "equity-settled" shared-based payments and stock options assigned by the holding company to the employees of a subsidiary are entered under labour costs with a counterpart reserve fund for the contribution of the holding company. In the holding company's financial statements, the contributions granted to subsidiaries concerning stock options assigned to the employees of said subsidiaries are, instead, listed under the "third party investments" item, increasing the holding company's interest value in said subsidiary.

Such interpretation is applicable starting from January 1, 2008. Your Company has adopted this interpretation in advance – since January 1, 2006 – allocating the corresponding cost amount for employee stock option plans.

On November 30th, 2006 the IASB issued the accounting standard IFRS 8 – Operating segments which will be applicable starting from January 1st, 2009 instead of IAS 14 – Segment reporting. This new accounting standard requires the company to include information pertaining to Segment reporting based on elements that the management uses to take operational decisions and therefore requires that operating segments are identified based on in-house reporting which is regularly reviewed by the management in order to allocate resources to segments and in order to analyse performance. At the date of issue of these financial statements, the Group is assessing the effects that may be produced by adopting this standard and so far no significant differences have been identified compared to the current disclosure.

Finally it should be noted that in 2006, the following standards and interpretations not applicable to the Group were issued:

IFRIC 8 – Scope of IFRS 2 (applicable starting from January 1st, 2007);

IFRIC 12 – Service concession arrangements (applicable starting from January 1st, 2008).

4. Additional information

Tax consolidation

It should be noted that, starting from January 1st, 2005 Mediaset S.p.A., in its capacity as consolidating company, and RTI S.p.A.,Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l. and Boing S.p.A., in their capacity as consolidated companies, exercised the option for joining the Group's tax consolidation perimeter for the 2005/2007 period. Starting from 2006 also Media Shopping S.p.A. and Mediaset Investimenti S.p.A. joined by exercising this option.

Exceptions permitted by article 2423 clause 4 of the Italian Civil Code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code have been made in these financial statements.

CONSOB Regulation no. 11971

We have provided the information called for by article 78 of CONSOB Regulation no. 11971 of May 14th, 1999 and subsequent modifications concerning: all sums of any kind paid to Directors and Statutory Auditors, and General Managers with strategic responsibilities by the Company or its subsidiary companies; and the shares allocated to Directors and General Managers with strategic responsibilities under the 2003/2005 and 2006/2008 Employee Stock Option Plans, according to the criteria required by tables 1) and 2) mentioned in attachment 3c) of the said regulation.

Table I

Fees and other amounts paid to directors, statutory auditors and general managers with strategic responsibilities (*)

(amounts in EUR)

Full name	Position held in Mediaset S.p.A.			Emoluments (1)			
	Position	Term of mandate	End of mandate (5)	Emoluments at the office	Bnefits in kind	Bonus and other incentives	Other remu-nerations (2)
Confalonieri Fedele (3)	Chairman of the Board	01.01.2006 - 31.12.2006	31.12.2008	1,528,000.00	13,137.00		1,543,910.79
Berlusconi Pier Silvio (3)	Deputy Chairman	01.01.2006 - 31.12.2006	31.12.2008	1,015,666.66	3,791.16		398,700.95
Adreani Giuliano (3)	Managing Director	01.01.2006 - 31.12.2006	31.12.2008	468,666.67	4,695.77		1,726,005.15
Amigoni Franco	Director	01.01.2006 - 20.04.2006		5,333.33			
Berlusconi Marina	Director	01.01.2006 - 31.12.2006	31.12.2008	18,000.00			
Cannatelli Pasquale (3) (4)	Director	01.01.2006 - 31.12.2006	31.12.2008	22,000.00			
Colombo Paolo Andrea (3)	Director	01.01.2006 - 31.12.2006	31.12.2008	29,000.00			5,166.67
Concina Enzo	Director	01.01.2006 - 20.04.2006		5,333.33			
Costa Maurizio	Director	01.01.2006 - 20.04.2006		5,333.33			
Crippa Mauro (3)	Director	01.01.2006 - 31.12.2006	31.12.2008	22,000.00	1,885.40		450,715.60
Ermolli Bruno	Director	01.01.2006 - 31.12.2006	31.12.2008	26,500.00			
Fausti Luigi	Director	20.04.2006 - 31.12.2006	31.12.2008	22,666.67			
Giordani Marco (3)	Director	01.01.2006 - 31.12.2006	31.12.2008	22,000.00	4,756.20		548,962.27
Messina Alfredo (3)	Director	01.01.2006 - 31.12.2006	31.12.2008	22,000.00			77,500.04
Nieri Gina (3)	Director	01.01.2006 - 31.12.2006	31.12.2008	24,000.00	5,023.95		479,667.78
Ruozi Roberto	Director	01.01.2006 - 20.04.2006		5,333.33			
Secchi Carlo	Director	20.04.2006 - 31.12.2006	31.12.2008	19,666.67			
Ventura Attilio	Director	20.04.2006 - 31.12.2006	31.12.2008	24,666.67			
Frattini Achille (3)	Chairman of the Board of Statutory Auditors	01.01.2006 - 31.12.2006	31.12.2007	93,000.00			89,795.00
Giampaolo Francesco Antonio (3)	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2007	62,000.00			66,230.09
Perotta Riccardo (3)	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2007	62,000.00			14,295.00

(*) *General managers with strategic responsibilities in Mediaset S.p.A are Company Directors*

(1) *The fees specified exclusively refer to the period in which the office is held*

(2) *Includes fees for other offices held in subsidiary companies, remuneration for employee work, consultancy and non monetary benefits accrued while holding office.*

(3) *Other responsabilities held in subsidiary companies as per the table below*

(4) *For this responsability, fees are directly paid to the company.*

(5) *The members of the Board of Directors hold office until the financial statements as of December 31st, 2008 are approved and the members of the Board of Statutory Auditors hold office until financial statements as of December 31st ,2007 are ap*

Table I-Bis

Responsibilities held by directors and statutory auditors of Mediaset S.p.A. in subsidiary companies

Full name	Position			
Company	Position held	Term of appointment	Expiration of appointment	
Adreani Giuliano				
Publitalia '80 S.p.A.	Chairman and M.D.	01.01.2006 - 31.12.2006	31.12.2007	(II)
R.T.I. S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Mediaset Investimenti S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Gestevision Telecinco S.A.	Director (I)	01.01.2006 - 31.12.2006	29.03.2009	
Publiespana S.A.U.	Deputy Chairman	01.01.2006 - 10.05.2006		
	Director (I)	10.05.2006 - 31.12.2006	10.05.2011	
Berlusconi Pier Silvio				
Publitalia '80 S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
R.T.I. S.p.A.	Chairman and M.D. (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Mediaset Investimenti S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Gestevision Telecinco S.A.	Director	01.01.2006 - 31.12.2006	29.03.2009	
Publiespana S.A.U.	Director	01.01.2006 - 31.12.2006	07.05.2008	
Cannatelli Pasquale				
Publitalia '80 S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Confalonieri Fedele				
Mediaset Investimenti S.p.A.	Chairman (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Gestevision Telecinco S.A.	Director	01.01.2006 - 31.12.2006	29.03.2009	
Publiespana S.A.U.	Director	01.01.2006 - 31.12.2006	26.09.2006	(II)
Colombo Paolo Andrea				
Publitalia '80 S.p.A.	Director	01.01.2006 - 20.04.2006		
Crippa Mauro				
R.T.I. S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Giordani Marco				
Gestevision Telecinco S.A.	Director	01.01.2006 - 31.12.2006	29.03.2009	
Mediaset Investimenti S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Publitalia '80 S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Messina Alfredo				
Gestevision Telecinco S.A.	Director	01.01.2006 - 31.12.2006	29.03.2009	
Nieri Gina				
R.T.I. S.p.A.	Director (I)	01.01.2006 - 31.12.2006	31.12.2007	(II)
Frattini Achille				
Mediaset Investimenti S.p.A.	Chairman S.A.	01.01.2006 - 31.12.2006	31.12.2007	(II)
R.T.I. S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2006	(II)
Promoservice Italia S.r.l.	Chairman S.A.	01.01.2006 - 31.12.2006	31.12.2008	(II)
Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2008	(II)
Videotime S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2008	(II)
Boing S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2007	(II)
Giampaolo Francesco Antonio				
Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2008	(II)
R.T.I. S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2006	(II)
Mediaset Investimenti S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2007	(II)
Cinematext Media Italia S.r.l.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2007	(II)
Riccardo Perotta				
Boing S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2007	(II)
Mediaset Investimenti S.p.A.	Statutory Auditor	01.01.2006 - 31.12.2006	31.12.2007	(II)

(I) For the responsabilities held, fees are paid directly to the company concerned.

(II) Holding office until the date of the meeting for the approval of financial statements.

Table 2

Stock-options allocated to directors, general managers and managers with strategic responsibilities (**)

(amounts in EUR)

		Options held at the beginning of the year 01/01/2006			Options assigned during the year 2006			Options exercised during the year 2006			Options expired during the year 2006	Options held at the end of the year 31/12/2006		
Full name	Position held	Number of options	Exercise priece	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the excercise	Number of options	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	170,000 1)	7.39	31.12.2007				170,000	7.39	9.1516				
		170,000 2)	9.07	31.12.2008								170,000	9.07	31.12.2008
		340,000 3)	9.60	31.12.2010								340,000	9.60	31.12.2010
					340,000 (*)	8.92	31.12.2011					(*)		
Pier Silvio Berlusconi	Deputy Chairman													
		150,000 2)	9.07	31.12.2008								150000	9.07	31.12.2008
		300,000 3)	9.60	31.12.2010								300,000	9.60	31.12.2010
					300,000 (*)	8.92	31.12.2011					(*)		
Giuliano Adreani	Managing Director	110,000 1)	7.39	31.12.2007				110,000	7.39	9.414				
		110,000 2)	9.07	31.12.2008								110,000	9.07	31.12.2008
		220,000 3)	9.60	31.12.2010								220,000	9.60	31.12.2010
					220,000 (*)	8.92	31.12.2011					(*)		
Mauro Crippa	Director	62,000 1)	7.39	31.12.2007				62,000	7.39	9.64				
		62,000 2)	9.07	31.12.2008								62,000	9.07	31.12.2008
		62,000 3)	9.60	31.12.2010								62,000	9.60	31.12.2010
					62,000 (*)	8.92	31.12.2011					(*)		
Gina Nieri	Director	62,000 1)	7.39	31.12.2007				62,000	7.39	9.69				
		62,000 2)	9.07	31.12.2008								62,000	9.07	31.12.2008
		62,000 3)	9.60	31.12.2010								62,000	9.60	31.12.2010
					62,000 (*)	8.92	31.12.2011					(*)		
Marco Giordani	Director	62,000 1)	7.39	31.12.2007				62,000	7.39	9.64				
		62,000 2)	9.07	31.12.2008								62,000	9.07	31.12.2008
		62,000 3)	9.60	31.12.2010								62,000	9.60	31.12.2010
					62,000 (*)	8.92	31.12.2011					(*)		

1) Options allocated during the year 2003
2) Options allocated during the year 2004
3) Options allocated during the year 2005
(*) Options held as of 31.12.2006 not available for exercise as a result of unmet pre-requisites
(**) Mediaset S.p.A.executives managers with strategic responsabilities are Company Directors

(EUR thousands)

5. Non current assets

5.1 Property, plant and equipment

These tables provide a summary of changes in the original cost, accumulated depreciation and write-downs and net value for the past two years.

Cost	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2005	**4,900**	**745**	**171**	**4,061**	-	**9,877**
Additions	-	-	-	111	-	111
Reclassifications	1,225	-	-	-	-	1,225
Disposals	-	(6)	-	(94)	-	(100)
Adjustments						
31/12/2005	**6,125**	**739**	**171**	**4,077**	-	**11,113**
Additions	-	1		18	5	24
Disposals	-	-	-	(27)	-	(27)
31/12/2006	**6,125**	**740**	**171**	**4,068**	**5**	**11,109**

Amortisation and depreciation fund	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2005	**37**	**591**	**119**	**3,474**	-	**4,221**
Reclassifications	1,225	-	-	-	-	1,225
Disposals	-	(6)	-	(91)	-	(97)
Amortisation	25	42	13	223	-	303
Adjustments	-	-	1	-	-	
31/12/2005	**1,287**	**627**	**133**	**3,606**		**5,652**
Disposals	-	-	-	(25)		(25)
Amortisation for the period	25	31	13	197		266
Adjustments	(1)	-	-	-	-	0
31/12/2006	**1,311**	**658**	**146**	**3,778**		**5,893**

Net book value	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2005	**4,863**	**154**	**52**	**587**	-	**5,656**
Additions	-	-	-	111	-	111
Disposals	-	-	-	(3)	-	(3)
Amortisation	(25)	(42)	(13)	(223)	-	(303)
01/01/2006	**4,839**	**112**	**38**	**471**	-	**5,460**
Additions	-	1		18	5	24
Disposals	-	-	-	(2)	-	(2)
Amortisation for the period	(25)	(31)	(13)	(197)		(266)
31/12/2006	**4,814**	**81**	**25**	**290**	**5**	**5,216**

Changes compared to the previous year are attributable to:

- Purchases in the year for EUR 24 thousand, mainly for personal computers;
- Depreciation of EUR 266 thousand;
- Disposal of personal computers for EUR 2 thousand.

The most significant item, ***Land and building,*** totally consists of the office building based in Rome for the Group's companies.

5.2 Television rights

The balance of ***television rights*** amounts to EUR 30,982 thousand (EUR 47,288 thousand as of December 31st, 2005). This item decreased mainly as a consequence of amortisation net of recovery of intangible fixed assets for the year totalling EUR 16,441 thousand.

	Historical cost	Amortisation and depreciation	Net book value
01/01/2005	**658,888**	**581,525**	**77,363**
Additions	300	-	300
Disposals	(16)	(14)	(2)
Amortisation	-	36,882	(36,882)
(Depreciation)	-	(6,509)	6,590
Other movements	(81,899)	(81,899)	-
31/12/2005	**577,273**	**529,985**	**47,288**
Additions	139	-	**139**
Amortisation for the period	-	19,186	**(19,186)**
(Depreciation)	-	(2,745)	**2,745**
Other movements	(66,522)	(66,518)	**(4)**
Adjustments	1	1	-
31/12/2006	**510,891**	**479,909**	**30,982**

The table below details the different types of television rights.

	31/12/2006	31/12/2005
Free TV rights	30,817	48,800
Home-video rights	212	412
Pay TV rights	44	87
Dubbing	618	1,351
Ancillary charges	328	419
(Provision for write-down of rights)	(1,037)	(3,782)
Adjustments	-	1
Total	**30,982**	**47,288**

The balance at December 31st, 2006 is shown net of write-downs for EUR 1,037 thousand and includes rights which will take effect after December 31st, 2006 for an amount of EUR 1,317 thousand (EUR 1,784 thousand at December 31st, 2005), and which will begin to be amortised when they take effect.

At December 31st, 2006 the rights portfolio included EUR 20,741 thousand acquired in previous years from Fininvest Group companies (not including Mediaset Group companies) or their affiliated companies. The historical value of these amounted to EUR 101,578 thousand.

The increases recorded at December 31st, 2006 in this item, which amounted to EUR 139 thousand, are mainly due to *ancillary expenses* referring to television rights, such as for instance, re-mastering of obsolete material.

In 2006 rights amortizations, which amounted to EUR 19,186, have been calculated according to economic criteria under which rights would be amortised over the period of the contract up to a maximum of 120 months and property rights as well as unlimited duration rights would be amortised over a period of 60 months on a straight-line basis.

5.4 Other intangible assets

Historical cost	Patents and intellectual property rights	Trademarks	Licenses	Intangible assets in progress and advances	Other intangible assets	Total
01/01/2005	6.788	-	282	21.881	-	28.591
Additions	548	-	-	-	-	548
31/12/2005	7.336	-	282	21.881	-	29.499
Additions	121	-	-	-	-	121
Adjustments	(1)	-	-	-	-	(1)
31/12/2006	7.456	-	282	21.881	-	29.619

Amortisation and depreciation	Patents and intellectual property rights	Trademarks	Licenses	Intangible assets in progress and advances	Other intangible assets	Total
01/01/2005	(5.860)	-	(280)	(21.881)	-	(28.021)
Additions	(962)	-	(2)	-	-	(964)
31/12/2005	(6.822)	-	(282)	(21.881)	-	(28.985)
Amortisation and depreciatio	(371)	-	-	-	-	(371)
31/12/2006	(7.193)	-	(282)	(21.881)	-	(29.356)

Net book value	Patents and intellectual property rights	Trademarks	Licenses	Intangible assets in progress and advances	Other intangible assets	Total
01/01/2005	928	-	2	-	-	930
Additions	548	-	-	-	-	548
Amortisation and depreciatio	(962)	-	(2)	-	-	(964)
31/12/2005	514	-	-	-	-	514
Additions	121	-	-	-	-	121
Amortisation and depreciatio	(371)	-	-	-	-	(371)
Adjustments	(1)	-	-	-	-	(1)
31/12/2006	263	-	-	-	-	263

The balance of ***Patents and intellectual property rights*** recorded EUR 263 thousand (EUR 514 thousand at December 31st, 2005). This item, which mainly refers to software, increased by EUR 121 thousand due to purchases during the year and decreased by EUR 371 thousand as a consequence of amortisation and write-downs in the year.

Intangible assets under formation and advances include activation of production, contracts to be finalised, productions underway and distribution advances. The balance at December 31st, 2006 amounted to zero, since this item is net of accumulated write-downs of EUR 21,880 thousand (unchanged compared to December 31st, 2005) allocated for options on productions that will presumably not be further developed.

5.5 Investments

Equity investments in direct and indirect subsidiary companies

	31/12/2006				31/12/2005			
	Stake %	book value			Stake %	book value		
		share	stock opt.	total		share	stock opt.	total
Videotime S.p.A.	0%	-	391	391	0%	-	518	518
Gestevision Telecinco S.A.	0%	-	257	257	0%	-	1,415	1,415
International Media Services Ltd (in liq.)	99,95%	53	-	53	99,95%	53	-	53
Mediaset Investment S.a.r.l.	100%	474,195	-	474,195	100%	474,195	-	474,195
Mediaset Ireland Ltd. (in liquidazione)	100%	0.052	-	0.052	100%	0.052	-	0.052
R.T.I. - Reti Televisive Italiane S.p.A.	100%	534,219	3,882	538,101	100%	534,219	5,690	539,909
Publitalia '80 S.p.A.	100%	51,134	2,108	53,242	100%	51,134	2,913	54,048
Elettronica Industriale S.p.A.	0%	-	173	173	0%	-	257	257
Mediaset Investimenti S.p.A.	100%	500,000	-	500,000	100%	500,000	-	500,000
Investments in subsidiaries		1,559,601	6,811	1,566,412		1,559,601	10,794	1,570,396
Provision for write-downs of subsidiaries				-				-
Total				1,566,412				1,570,396

The decrease compared to the previous year, equal to EUR 3,984 thousand, included the following:

- A EUR 6,673 thousand decrease, equal to the amount accrued at December 31st, 2005 for the 2003 Stock Option Plan granted to employees of direct and indirect subsidiary companies;

- A EUR 2,689 thousand increase referring to the amount accrued in 2006 and corresponding to the amount of the stock options granted to employees of direct and indirect subsidiary companies for 2004 and 2005 Stock Option Plans. This was recorded as *personnel expenses* in the direct and indirect subsidiary companies in compliance with IFRIC D-17.

Investments in other companies

	31/12/2006		31/12/2005	
	Stake %	Book value	Stake %	Book value
Auditel S.r.l.	6,45%	2	6,45%	2
HOPA S.p.A.	0%	-	2,73%	96,454
Investments in other companies		**2**		**96,456**
Provision for write-down of investments in other companies		**-**		**(50,688)**
Total		**2**		**45,768**

The change during the year was due to the sale of a 2.73% stake held in Hopa S.p.A. for EUR 45,766 thousand to Fingruppo Holding S.p.A. This sale was made on February 3rd, 2006 by exercising the option of sale as established in the stake purchase contracts.

5.6 Receivables and non current financial assets

	31/12/2006				31/12/2005
		due			
	Total	within 1 year	from 1 to 5 years	over 5	
Other non current receivables	49,625	-	49,600	25	134,525
Total	**49,625**	**-**	**49,600**	**25**	**134,525**

As extensively commented in the 2004 financial statements, the closing of the transfer operation of the equity investment in Albacom S.p.A., which took place on February 4th, 2005, involved Mediaset S.p.A. acquiring pro-quota from Banca Nazionale del Lavoro the medium/long-term loan that Albacom S.p.A. had with that bank, previously taken over by British Telecommunications PLC. For this receivable of EUR 49,216 thousand, a provision was made of EUR 34,591 thousand, which is the difference between the original amount and EUR 14,625 thousand, the minimum amount that Mediaset S.p.A. will certainly collect, increased by interest, by effect of the closing operation.

The remaining amount of EUR 409 thousand (EUR 399 thousand at December 31st, 2005) refers to advance tax on the employee termination benefit (TFR) of EUR 207 thousand, receivables for security deposits amounting to EUR 158 thousand, and consortium quotas of EUR 45 thousand. It is to be noted that the consortium quotas increased by EUR 20 thousand since the last period due to the portions paid to Consorzio Sardegna Digitale and to Consorzio Valle d'Aosta Digitale.

At December 31st, 2005, this item also included the portions of securities investment funds totalling EUR 84,752 thousand, managed through ABS Finance Fund Sicav (open-end investment company).

During the 2006 period, the remaining funds of EUR 84,752 thousand were fully disinvested. This sale generated proceeds of EUR 397 thousand, booked under the item *financial income*.

5.9 Advanced tax assets

The amount shown in the table corresponds to the balance of advanced tax credits which were calculated on the temporary differences between the values posted in the financial statements and the corresponding values recognised for tax purposes.

Advanced taxes were determined according to the tax rates applicable on January 1st 2006, corresponding to the rates considered applicable at the moment in which such differences emerge.

	31/12/2006	31/12/2005
Initial balance	**62,504**	**83,490**
Tax (credited)/charged to income statement	(21,957)	(21,656)
Tax (credited)/charged to equity	(148)	669
Adjustments	(1)	1
Final balance	**40,398**	**62,504**

The following table shows details of changes in the period regarding advance taxes.

	31/12/2006		31/12/2005	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Assets for advance taxes on:				
Intangible fixed assets	29,139	11,135	30,991	11,842
MBO	-	-	1,647	544
Provision for litigation/labour disputes	361	138	364	141
Gestevision/Telecom shares forward derivative	-	-	399	134
Pool loan	-	-	174	66
IRS hedging derivative	-	-	812	310
Entertainment expenses	289	110	321	123
Compensation to directors	290	96	193	64
Provision for write-down of advance payment to distributors	1,163	444	1,163	444
Provision for write-down of assets	18,758	7,168	18,758	7,168
Provision for write-down of productions in progress	901	344	901	344
Provision for write-down of rights on paid amounts with indefinit	1,033	395	3,603	1,377
Provision for write-down of depleted broadcasting rights	4	2	179	68
Provision for write-down of contracts to be finalised	1,059	405	1,059	405
Provision for bad debt subject to taxation	353	116	1,314	433
Membership fees	39	15	-	-
Write-down of investment in Veleno S.p.A.	-	-	48	16
Write-down of investment in Mediaset Investment S.a.r.l.	-	-	31,645	10,443
Write-down of investment in Albacom S.p.A.	25,608	8,451	51,217	16,901
Provision for risks Albacom/BT	34,591	11,415	34,591	11,415
Provision for risks due to corporate labour contract renewals	-	-	226	75
Employee severance indemnity	496	164	578	191
Total for deferred tax assets	**114,084**	**40,398**	**180,183**	**62,504**

The balance of this item amounts to EUR 40,398 thousand (EUR 62,504 thousand at December 31st, 2005). Movements to the Income statement mainly refer to the release of advance taxes allocated for write-downs of equity investments in previous periods. Tax assets relating to changes in the provisions for hedging future cash-flows are booked directly under Shareholders' equity.

6. Current assets

6.2 Trade receivables

At the end of the period, the details of this item were as follows:

	31/12/2006				31/12/2005
		due			
	Total	within 1 year	from 1 to 5 years	over 5	
Receivables from customers	446	446	-	-	1,056
Provision for bad debts	(353)	(353)	-	-	(430)
customers	**93**	**93**	-	-	**627**
Receivables from associates	335	335	-	-	356
Receivables from subsidiaries	5,145	5,145	-	-	5,117
Receivables from affiliated companies and joint ventures	-	-	-	-	2
Receivables from holding companies	10	10	-	-	10
Adjustments	-	-	-	-	2
Total	**5,583**	**5,583**	-	-	**6,113**

Receivables from customers

This item decreased by EUR 530 thousand since December 31st, 2005 and shows trade receivables deriving from sale/hire of rights mainly to broadcasters and distributors in Italy and abroad. These total EUR 93 thousand (EUR 627 thousand at December 31st, 2005), equivalent to the nominal value of EUR 446 thousand net of write-downs of EUR 353 thousand (EUR 430 thousand at December 31st, 2005) which, with EUR 77 thousand used, is the reasonable estimate of the write-down for doubtful debts. The amount refers to receivables already existing in the previous period and already written down.

Trade receivables from subsidiaries.

The *trade receivables from subsidiaries* mainly refer to R.T.I. S.p.A. for EUR 4,944 thousand and primarily relate to services provided by the Central Communication and Information Management, amounting to EUR 3,621 thousand.

6.3 Tax assets

This item is detailed as follows:

	31/12/2006	31/12/2005
Receivables from tax authorities for IRES from tax consolidatio	61,726	-
Receivables from tax authorities for IRAP	-	17
Other receivables from tax authorities	211	4,595
Adjustments	1	-
Total	**61,938**	**4,612**

This item shows credits receivable after 12 months for EUR 211 thousand.

The item *Receivables from taxation authorities for IRES (corporate tax) from tax consolidation* comprises tax credits amounting to EUR 223,004 thousand, net of the EUR 161,278 thousand payable for IRES tax, which results in a credit to taxation authorities for IRES on the total income including the subsidiary companies involved in tax consolidation with Mediaset S.p.A. as the consolidating company.

It is to be remembered that, as of January 1st, 2005, Mediaset S.p.A. as the consolidating company and R.T.I. S.p.A., Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l. and Boing S.p.A. as the consolidated companies, exercised the option to join Group taxation for the 2005/2007 three-year period. Since 2006 also Media Shopping S.p.A. and Mediaset Investimenti S.p.A. have joined this opportunity by exercising the relevant option.

6.4 Other receivables and current assets

This item consists of:

	31/12/2006	31/12/2005
Receivables due from employees	94	117
Advances	580	488
Receivables due to social security institutions	27	30
Other receivables	196	136
Receivables due from associates	92	110
Receivables due from subsidiaries	40,942	267,412
Receivables due from affiliated companies	-	10
Receivables due from holding companies	45	533
Accrued income	74	42
Deferred liabilities	2,118	2,714
Total	**44,168**	**271,592**

This item shows receivables beyond 12 months amounting to EUR 1,009 thousand (EUR 1,805 thousand at December 31st, 2005).

Other receivables from subsidiary companies

This item, amounting to EUR 40,942 thousand, is made up of receivables relating to the Group management of VAT, mainly for the subsidiaries R.T.I. S.p.A. for EUR 22,579 thousand and Publitalia 80 S.p.A. for EUR 5,992 thousand, and of credits for IRES as the tax consolidating company, amounting to EUR 5,617 thousand from the subsidiaries that refer their taxes to the Group in application of the Agreement for the exercise of the option for the National Consolidation taxation system.

Other receivables from the controlling company

Receivables from the controlling company Fininvest S.p.A., amounting to EUR 45 thousand, consist of the recharging of costs covered by the guarantee of June 1996 which expired on December 31st, 2002, and subsequently reported in the section *investment commitments and guarantees.*

Prepayments

The *prepayments* item mainly refers to consultancy agreements regarding analysis, evaluation and information for the acquisition of companies operating in the multimedia sector, and to commissions on guarantees.

It is considered that the fair value of these receivables is close to their carrying value.

6.5 Inter-company financial receivables

Inter-company financial receivables from subsidiaries

These relate to current account relations held with the Group's subsidiaries, detailed as below:

	31/12/2006	31/12/2005
Home Shopping Europe S.p.A.	-	236
Mediaset Investimenti S.p.A.	1,325,664	447,337
R.T.I. S.p.A.	1,361,548	1,406,367
Elettronica Industriale S.p.A.	444,365	-
Adjustments	-	1
Total	**3,131,577**	**1,853,941**

Inter-company financial receivables from affiliated companies and joint-ventures

These relate to current account relations held with the Group's investment companies, detailed as below:

	31/12/2006	31/12/2005
Fascino Prod. Gest. Teatro S.r.l.	-	1,930
Total	**-**	**1,930**

The current accounts held with subsidiary, affiliated companies and joint-ventures are governed by a framework agreement signed on December 18th, 1995 which provides for the application of interest rates calculated making reference to Euribor (average Euribor 1 month flat if receivable and average Euribor 1 month + 1% if payable).

6.6 Other current financial assets

	31/12/2006	31/12/2005
Investments in other companies held for trading activities	-	283
Treasury bonds	4,523	-
Non convertible bonds	8,138	10,782
Convertible bonds	-	487
Receivables for advances on security options	-	40
Derivatives for third party forward transactions	545	9,940
Derivatives for third party options	351	4,627
Derivatives for share options	38	11,945
Derivatives for forward transactions with subsidiaries	5,028	974
Derivatives for options with subsidiaries	1,005	825
Financial activities for hedging derivatives	828	-
Adjustments	(1)	1
Total	**20,455**	**39,904**

Gilt-edged securities

This newly-created item amounts to EUR 4,523 thousand and refers to the purchase of CCT (treasury bonds) net of write-downs of EUR 3 thousand and write-ups of EUR 4 thousand applied to adjust the carrying value to the market price as at December 31st, 2006.

Bonds

This item includes listed and unlisted bonds net of write-downs, amounting to EUR 25 thousand, and write-ups of EUR 23 thousand relating to the adjustment to market prices as at December 31st, 2006. During the period, a total of EUR 2,000 thousand worth of bonds were bought, EUR 1,264 thousand were sold (of which EUR 507 thousand were convertible) and EUR 3,873 thousand were reimbursed (all of them non-convertible).

Derivatives for exchange rate risk

This is the fair value of derivative instruments, primarily forward contracts and options on foreign currencies, acquired by Mediaset S.p.A. on the market to cover the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for purchases already completed.

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward (future exchange rate

calculated at the account date). Specifically, Mediaset S.p.A., to hedge the exchange rate risk of the Group, signs equalising trading contracts to the benefit of the subsidiary R.T.I. S.p.A. These contracts in the separate financial statements cannot be considered as hedging according to IAS 39 and are treated with fair value variation in the Income Statement under the item financial charges and income which include gains and losses on foreign exchange.

Derivatives for options on shares

This item decreased since December 31st, 2005 by EUR 11,907 thousand, mainly due to the closing of the TRS derivative with Interbanca. The balance is the fair value at December 31st. 2006 of the call option on the Telecom stocks.

Financial assets for hedging instruments

This item represents the fair value as at December 31st, 2006 relating to two collar derivatives, stipulated as operations for hedging the interest rate risk for the existing financing with Mediobanca.

The table below shows the division of receivables by geographic area.

	Italy	EU countries	Europe	North America	Other countries	Total
Receivables from customers	353	46	-	47	-	446
Trade receivables from associates	364	(29)	-	-	-	335
Trade receivables from subsidiaries	5,145	-	-	-	-	5,145
Trade receivables from holding companies	10	-	-	-	-	10
Tax receivables	61,938	-	-	-	-	61,938
Other receivables and current assets	41,876	99	-	2	-	41,976
Intercompany financial receivables	3,131,577	-	-	-	-	3,131,577
Other current financial assets	18,812	783	861	-	-	20,455
Total	**3,260,074**	**899**	**861**	**49**	**-**	**3,261,883**

6.7 Cash and cash equivalents

	31/12/2006	31/12/2005
Bank and postal deposits	45,448	125,782
Cash in hand and cash equivalents	66	57
Total	**45,514**	**125,839**

The balance of EUR 45,514 thousand (EUR 125,839 thousand at December 31st, 2005) includes the current account held with leading national and international banks, amounting to EUR 45,448 thousand (EUR 125,782 thousand at December 31st, 2005) and cash in hand and duty stamps totalling EUR 66 thousand (EUR 57 thousand at December 31st, 2005).

Net financial position

The net financial position of Mediaset S.p.A. at December 31st, 2006, compared to that of the previous period, is as follows:

	31/12/2006	31/12/2005
Cash	66	57
Bank and postal accounts	45,448	125,782
Securities and current financial assets	13,525	23,498
Liquidity	**59,039**	**149,337**
Financial receivables from subsidiaries	3,131,577	1,853,941
Financial receivables from affiliated companies	-	1,930
Total current financial receivables	**3,131,577**	**1,855,871**
Payables to banks	(611,000)	(731,457)
Current payables and financial liabilities	(1,000,000)	(4,504)
Financial payables to subsidiaries	(312,998)	(404,024)
Financial payables to affiliated companies	(2,618)	-
Current financial debt	**(1,926,616)**	**(1,139,985)**
Current net financial position	**1,264,000**	**865,223**
Non-current financial assets held for sale	-	84,885
Non-current financial payables and liabilities	(436,378)	(234,737)
Non-current portion of net financial debt	**(436,378)**	**(149,852)**
Net financial position	**827,622**	**715,371**

The positive change in the net financial position of EUR 112,251 thousand mainly derives from the financial input from dividends collected by the subsidiaries totalling EUR 517,077 thousand, the transfer of the stake in Hopa S.p.A. for EUR 45,766 thousand and the full transfer of two SICAV funds totalling EUR 84,752 thousand. As regards the financial outflows, there was a payment of dividends totalling EUR 489,341 thousand and the cash-flow absorbed by operations. These effects are further detailed in the cash-flow statement.

The *financial liabilities* were only shown here to point out Mediaset S.p.A.'s net financial position at December 31st, 2006.

(amounts in EUR thousands)

8. Capital and reserves

The main items composing shareholders' equity and the relevant changes are commented below.

8.1 Share capital

At December 31st, 2006 the share capital was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.238 thousand. No changes occurred during the year

8.2 Share premium reserve

At December 31st, 2006 the share premium reserve amounted to EUR 275,237 thousand. No changes occurred during the year.

8.3 Treasury shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the General Shareholders' Meetings of April 24th, 2002, April 16th, 2003, April 27th, 2004, April 29th, 2005 and April 20th, 2006 whereby the Board of Directors was given proxy to purchase up to a maximum of 118,122,756 shares (10% of share capital). This proxy is valid until the financial statements at December 31st, 2006 are approved and however for no longer than 18 months from the meeting decision.

	31/12/2006		31/12/2005	
	Amount	**Book value**	**Amount**	**Book value**
Treasury shares - initial balance	46,770,000	437,274	1,957,000	17,586
increases	1,300,000	11,432	51,791,627	488,256
decreases	(3,588,500)	(34,805)	(6,978,627)	(68,569)
Treasury shares - final balance	44,481,500	413,901	46,770,000	437,274

At December 31st, 2006, the book value of treasury shares in portfolio amounted to EUR 413, 901 thousand (EUR 437,274 thousand at December 31st, 2005), equivalent to 1,551,500 shares for the needs of the stock option plans decided and 42,930,000 shares bought following the buyback decision on September 13th, 2005 and November 8th, 2005.

At December 31st, 2006 there were no treasury shares in the portfolio held for purposes of stabilising stock market values.

Lastly, during the period, in order to stabilise the share performance and for the purposes of the stock option plans, a total of 1,300,000 shares were bought for EUR 11,432 thousand, and 3,588,500 shares were sold for EUR 27,150 thousand. These transactions resulted in net charges of EUR 7,655 thousand, posted in the item *Provision for gains and losses from sales and purchases of treasury stock.*

8.4 Other reserves

	31/12/2006	**31/12/2005**
Legal reserve	122,848	122,848
Extraordinary reserve	1,337,513	415,076
Reserve for mergers	8	8
Reserve for intercompany transactions	825,206	825,774
Reserve for profit/loss from treasury share trading	(2,583)	2,148
Other available reserves	1,652	-
Total	**2,284,644**	**1,365,854**

Legal reserve

At December 31st, 2006, this reserve amounted to EUR 122,848 thousand. There was no change in the period since this reserve has already reached 20% of share capital.

Extraordinary reserve

This amounts to EUR 1,337,513 (EUR 415,076 thousand at December 31st, 2005). The EUR 922,437 thousand change from the last period is a result of the distribution of the 2005 period earnings as per the resolution of the shareholders' meeting on April 20th, 2006.

Reserve for inter-company operations

This reserve of EUR 825,206 thousand mainly consists of the capital gains recorded from the inter-company transfer of the stake in Gestevision Telecinco S.A. It reduced during the period by EUR 568 thousand following the sale of 85,000 ordinary shares in Gestevision Telecinco S.A. by the subsidiary Mediaset Investimenti S.p.A.

Provision for gains and losses from sales and purchases of treasury stock

This item shows a negative balance of EUR 2,583 thousand (compared to a positive EUR 2,148 thousand at December 31st, 2005). The fall of EUR 4,731 thousand is due to the economic effect of transactions during the period net of the corresponding taxation, amounting to EUR 2,925 thousand.

Other reserves available

This newly created item takes in the amount released from the Employee Stock Option Reserve. Since the option rights relating to the 2003 Stock Option Plan could be exercised as of January 1st, 2006, the provision allocated at that time has become available.

8.5 Valuation reserves

	31/12/2006	31/12/2005
Sicav valuation reserve	-	90
Hedging reserve - IRS	-	(196)
Hedging reserve collar on rates	511	-
Employee stock option reserve	2,683	3,218
Subsidiary employee stock option reserve	6,811	10,794
Reserve for actuarial profit/(loss)	(154)	(208)
Adjustments	-	(1)
Total	**9,851**	**13,697**

The item *IRS Hedging Reserve* returned to zero due to the closing of the IRS hedging the pool financing, which was cleared during the period.

At the end of the period, a new reserve was created for two derivative contracts for *Collar on interest rates* hedging the risk of interest rates on a loan of EUR 210,000 granted by Mediobanca.

The *Reserves for stock option plans* include the portions accrued at December 31st, 2006, determined according to IFRS 2 for the three-year Stock Option Plans granted by Mediaset S.p.A. to its own employees and to employees of companies controlled directly and indirectly, during the 2004 and 2005 periods.

The *Reserve from the valuation of actuarial profits and losses* includes the actuarial components – net of deferred taxes – regarding the valuation of defined benefit plans, recognised directly in Shareholders' equity.

The following table shows the movements during the year for these reserves.

	Balance as of 01/01/2006	Increase/ (decrease)	Charged to income statement	Hedged item initial value adjustment	Fair Value variations	Deferred taxes	Balance as of 31/12/2006
Hedging reserve collar on rates	-	-	-	-	828	(316)	511
Reserve for Sicav valuation	90	-	(396)	-	263	44	-
Hedging reserve - IRS	(196)	-	275		42	(121)	-
Employee stock option reserve	3,218	(535)	-	-	-	-	2,683
Subsidiary employee stock option reserve	10,794	(3,983)	-	-	-	-	6,811
Reserve for actuarial income/(loss)	(208)	82				(27)	(154)
Total	13,697	(4,436)	(122)	-	1,132	(420)	9,851

Collar hedging reserve on interest rates

On December 31st, 2006, a reserve was created for two collar contracts for interest rate risks, having a total notional value of EUR 210,000, stipulated by Mediast S.p.A. to hedge a loan of the same amount raised with Mediobanca.

The amount shown corresponds to the entire fair value of the two derivatives since it is the lower in absolute value between the accumulated value of the derivatives and the variations in the underlying fair value

SICAV valuation reserves

In January and April 2006, the quotas in the SICAV funds called Three and Six, still included in the previous financial statements, were sold, and the corresponding reserve was closed. The transfer to the income statement of the remaining value of EUR 396 thousand, relating to the fair value of the quotas at their sale date, has been classified under financial income.

IRS Hedging reserve

The balance for the IRS reserve was returned to zero as a result of closure of the derivative on November 29th, 2006. The transfer to the income statement of EUR 275 thousand is the result of the emergence of payable interest relating to the period, amounting to EUR 869 thousand, net of the closing of the reserve of EUR 577 thousand.

8.6 Profits (losses) carried forward

This item shows a negative balance of EUR 807,687 thousand and results from the combined effect of all the adjustments due to the *First Time Application* and from the result of the previous period as further detailed in the attachment "*Reconciliation tables of parent company Mediaset S.p.A. showing the effects of transition to international accounting standards*". The most substantial change is the capital gain generated from the inter-company transfer of the equity investment in Gestevision Telecinco S.A. amounting to EUR 825,774 thousand.

As required by the frequently mentioned new regulations regarding Company Law, the table below details the items in Shareholders' Equity, showing the possible uses and distribution of the reserves:

				Summary of utilization in the three past fiscal years	
	Amount	Possibility of utilization	Amount to distribute	Loss coverage	Other
Sharholders' equity	614,238	=	-		
Own shares	(413,901)	=	-		
Share premium reserve	275,237	A B C	275,237		
Reserve from merger	8	A B C	8		
Legal reserve	122,848	B	-		
Extraordinary reserve	1,337,513	A B C	512,306		
Reserve for intercompany transactions	825,206	=	-		
Reserve for profit/loss from treasury share trading	(2,583)	=	-		
Other available reserves	1,652	ABC	1,652		
Revaluation reserve	9,851	=	-		
Profit due to accounting principles changes	(807,687)	=	-		
Totale	**1,962,382**		**789,203**		

Key:

A - share capital increase

B - to cover losses

C - distribution to shareholders

EUR 2,331 thousand of the *reserves in shareholders' equity* cannot be distributed, according to Article 109, subsection 4, letter b of the Decree of the President of the Republic 917/1986. This law gives the possibility of deducting some components of the income off-the-books (depreciation of tangible assets, amortisation of intangibles, value adjustments and provisions) in compliance with that established by tax laws.

In order to avoid that deducting the above liabilities from income results in dividends that have not been subjected to taxation being distributed, it is necessary to maintain a *Profit reserve, other than the legal reserve* for an amount equal to those liabilities deducted off-the-books, net of the deferred taxes related to the amounts deducted.

8.7 Net profit (loss) for the period

This item includes net profits for the period amounting to EUR 522,435,314.92 (EUR 595,097,186.80 at December 31st, 2005).

9. Non-current liabilities

9.1 Post-employment benefit plans

Benefits to employees that fall within the Italian regulation of Employee termination benefit (TFR) are considered by IAS 19 as "post employment benefits" of the "defined benefits" type and are therefore subject to valuation by means of the actuarial procedure "Projected Unit Credit Method".

The procedure for the determination of Mediaset S.p.A.'s obligation with respect to employees was carried out by an independent actuary according to the following stages:

- projection of the Employee termination benefit already accrued at the valuation date and of the quotas that will be accrued until the moment when the work relationship is terminated or when the accrued amounts are partially paid as an advance on the Employee Termination Benefit;
- discounting at the valuation date of the expected cash flows that the Mediaset S.p.A. will pay in the future to its own employees;
- new proportion of the discounted performances based on the seniority accrued at the valuation date with respect to the expected seniority in the very moment of the payment by Mediaset S.p.A.

Employee Termination Benefit according to IAS 19 was carried out "ad personam" and with closed population, i.e. analytical calculations were made on each employee present at the valuation date in Mediaset S.p.A., without considering future employees of the company.

The actuarial valuation model is based on the so called technical bases, which represent the demographic, economic and financial assumptions regarding the parameters included in the calculation.

In summary, the assumptions adopted were as follows:

Demographic hypotheses	
Life expectancy	1991 ISTAT life expectancy table, broken down by age and gender
Probability threshold for Mediaset S.p.A. termination	Percentages for retirement, resignation/dismissal, expiry of employee labour contract derived from corporate data analysis. Probability rates shown are broken down by age, gender and qualification level (office staff, middle managers and managers). Actuarial computation considered a time horizon equal to 60 years for women and 65 years for men.
Employee severance indemnity advances	Employee severance indemnity advances and partial payments were derived from historical corporate data analysis.
Supplementary retirement fund	Employees who decide to allocate their severance indemnity entirely to pension funds relieve the Company of any obligation in terms of employee severance and the corresponding amounts are not subject to valuation. The situation as of the date of the valuation was taken as reference value for all the other employees (who did not choose or chose to only partially allocate their severance indemnity to pension funds).

Economic/financial hypotheses	
Inflation rate	The inflation scenario is in line with the latest Economic-Financial Planning Documents. DPEF 2007-2011 was taken as reference value for the valuation of the Company's employee severance indemnity fund as of December 31, 2006, in which inflation showed a decreasing trend down to 1.5% compared on the longer term up to 2009. After 2009, a 1.5% inflation rate was considered.
Discounting back rates	Risk-free rate curve relative to bonds of "blue chip" companies of the euro market (minimum rating A+) as of the date of the corresponding valuation.
Salary increases	Salary increases promptly calculated by seniority and labour contract categories, net of expected inflation, changing 1%-2% on an annual basis according to corporate qualification level.

The actuarial assessment gives a value of the provision for the Employee Termination Benefit at December 31st, 2006 of EUR 6,195 thousand, showing growth of Euro 329 thousand year on year.

Changes in the provision during the period were as follows:

Fund provision as of 01/01/2006	5.866
Amount accrued and charged to income statement	724
Employee severance pre-payments for the period	(265)
Employee severance indemnities paid during the year	(14)
Actuarial gain/loss	(82)
Reserve transferred to subsidiaries, affiliated companies and associate	(34)
Fund provision as of 31/12/2006	**6.195**

9.2 Deferred tax liabilities

The amount shown in the table corresponds to the balance of the payables for deferred taxes that have been calculated on the basis of the temporary differences between the value recorded in the financial statements and the corresponding value recognised for tax purposes.

Deferred taxes were calculated using the tax rates in force at January 1st, 2006. This is felt to represent the tax rate that will be in force when such differences emerge.

	31/12/2006	31/12/2005
Initial balance	**5,993**	**682**
Tax (charged)/credited to Income Statement	(4,864)	1,972
Tax (charged)/credited to equity	272	3,339
Final balance	**1,401**	**5,993**

The table below shows details of changes in deferred taxes during the year.

	31/12/2006		31/12/2005	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Liabilities for deferred taxes on:				
Revenues	1,592	609	2,619	1,001
Call option on Telecom	-	-	305	117
Sicav	-	-	134	44
Bonds	9	3	40	13
TRS derivatives	-	-	11,600	4,434
Hedging Reserve Collar on rates	828	316	-	-
Provision for bad debts	254	84	274	90
Tangible fixed assets	786	301	658	252
Intangible fixed assets	42	16	7	2
Employee severance indemnity	219	72	122	40
Total deferred tax liabilities	**3,730**	**1,401**	**15,759**	**5,993**

The balance of this item is EUR 1,401 thousand (EUR 5,993 thousand at December 31st, 2005). The movements to the Income statement refer to the release and allocation of deferred taxes to align the fiscal useful lives to the economic ones.

The decrease of EUR 4,592 thousand in the period is mainly due to the release of deferred taxes for the closing of the TRS derivative.

Tax liabilities relating to changes in the reserves for hedging future cash flows are directly posted under Shareholders' equity.

9.3 Financial liabilities and payables

	Total	Balance as of 31/12/2006 due within 1 year	from 1 to 5 years	over 5	Balance as of 31/12/2005
Loans not supported by real guarantees					
Mediobanca	210,527	750	119,798	89,979	159,736
San Paolo Imi	100,852	993	85,576	14,283	-
Lines of credit					
Mediobanca	100,000		100,000	-	75,000
BNP Paribas	25,000	-	25,000	-	-
Total	**436,379**	**1,743**	**330,374**	**104,262**	**234,736**

During the period, credit facilities were granted by BNP Paribas for a maximum of EUR 50,000, of which EUR 25,000 had been used by December 31st, 2006.

The contract for these credit facilities requires the following financial covenants to be verified:

1. net financial position/EBITDA no higher than 1.5, to be checked half-yearly on the basis of Mediaset consolidated figures;
2. EBITDA/net financial losses no lower than 10, to be checked half-yearly on the basis of Mediaset consolidated figures.

These requisites have been met to date.

In 2005, a medium/long-term financing contract was signed with Mediobanca S.p.A. for a total of EUR 235,000 thousand. On October 10th, 2006, Mediaset S.p.A. asked to increase the credit facility by a further EUR 75,000 thousand to take effect from November 29th, 2006 at the same terms and conditions, as follows:

- the revolving credit line was increased by EUR 25,000 thousand, from EUR 75,000 thousand to EUR 100,000 thousand;
- the unsecured loan was increased by EUR 50,000 thousand, taking the notional value from EUR 160,000 thousand to EUR 210,000 thousand and posted at its amortised cost of EUR 209,777 thousand;
- the credit facility expires on May 29th, 2013.

The loan contract requires the following financial covenants to be verified:

1. net financial position/EBITDA no higher than 1.5, to be checked half-yearly on the basis of Mediaset consolidated figures;
2. EBITDA/net financial losses no lower than 10, to be checked half-yearly on the basis of Mediaset consolidated figures.

These requisites have been met to date.

A medium-long term loan contract was also signed during the period with the bank San Paolo IMI S.p.A. for a notional amount of EUR 100,000 thousand, whose amortised cost is EUR 99,859 thousand.

The loan contract requires the following financial covenants to be verified:

1. net financial position/EBITDA no higher than 4, to be checked half-yearly on the basis of Mediaset consolidated figures;
2. net financial position/Equity no higher than 2, to be checked half-yearly on the basis of Mediaset consolidated figures

These requisites have been met to date.

For the two loans and the credit line, if the financial covenants are not met, Mediaset S.p.A. should reimburse the portions used.

For both loans, the next date for reviewing the interest rate is:

- for the Mediobanca loan, February 28th, 2007
- for the San Paolo IMI loan, March 28th, 2007
- the expiry date for the loan is March 28th, 2012.

It is also to be noted that, for the loan from the bank San Paolo IMI S.p.A., accruals for IRR interest of EUR 933 thousand have been recorded and, for the financing from Mediobanca, accruals for IRR interest of EUR 750 thousand have been recorded.

The following table shows the actual interest rates, the financial expenses charged to the income statement regarding the loans, and the fair value of the loans calculated based on market rates at the end of the period:

	IRR	Financial charges	Fair value
Mediobanca loan	4.01%	5,365	213,017
San Paolo IMI loan	3.86%	2,122	101,596

9.4 Provisions for risks and charges

The breakdown and changes in these reserves are as follows:

	Initial balance as of 01/01/2006	Provisions	Utilization	Financial charges	Other movements	Reclassifications	Adjustments	Final balance as of 31/12/2006
Fund for employee retirement and similar obligations	17	-	(10)	-	-	-	-	7
Provision fund for future risks	37.050	-	-	3	-	(116)	-	36.937
Total	37.067	-	(10)	3	-	(116)	-	36.944

The *provision for risks and charges* mainly consists, for EUR 34,591 thousand, of the provision allocated in the 2004 period for the amount receivable from British Telecommunications Plc regarding the transfer that had taken place of the investment in Albacom S.p.A., as commented on at point 4.6 *receivables and non-current financial assets.*

The decrease is mainly due to reclassifying the portion to the current future risks provision which had been previously classified in the non-current part.

As to criminal case 22694/2001 (also known as Television Rights) it should be noted that the preliminary hearing stage came to a conclusion on July 7th. The GUP (Judge for the Preliminary Hearing) decided that most of the defendants are to be committed for trial for the events after 1998 and stated that these same subjects should not be prosecuted for the events before that date (except for the accusations of receiving and money-laundering). The debate began on November 21st, 2006 and is still under way. As is known, in this process Mediaset S.p.A. joined prosecution as plaintiff in order to follow the trial, in the debate between plaintiff and defendant, and to ascertain the possible existence of damage against the company.

10. Current liabilities

10.1 Borrowings

The debts towards banks consist of the following:

	Balance as of 31/12/2006				Balance as of 31/12/2005
		due			
	Total	within 1 year	to 5 years	over 5	
Interests due on current accounts	-	-	-	-	8.825
San Paolo Imi Pool loan	-	-	-	-	120.632
Lines of credit	611.000	611.000	-	-	602.000
Total	**611.000**	**611.000**	-	-	**731.457**

This item decreased by a total of EUR 119,732 thousand. While the contracts with leading banks for credit lines increased by EUR 9,000 thousand, the pool financing was cleared in November 2006. On the same date, the corresponding contract for hedging against interest rate fluctuation was cancelled. The credit lines refer to advances with very short-term revocation, with expiry conventionally established after one year with possibility for renewal. These credit lines are at variable rate. The fair value is equal to the recording value. At December 31st, 2006, approximately 45% of the total credit lines were committed.

10.2 Trade accounts

	31/12/2006				31/12/2005
		due			
	Total	within 1 year	from 1 to 5 years	over 5	
Due to suppliers	6,087	6,087	-	-	9,732
Due to subsidiaries	618	618	-	-	964
Due to associates	680	680	-	-	379
Due to holding companies	43	43	-	-	64
Adjustments	(1)	(1)	-	-	-
Total	**7,427**	**7,427**	-	-	**11,139**

Below are details of the composition and changes in the period of the items under this heading:

Payables to suppliers

This item increased by EUR 3,645 thousand and there are no payables due after 12 months recorded.

Due to subsidiary, affiliated, related companies and the parent company

Trade payables to subsidiary companies consist of services provided by subsidiaries, particularly R.T.I. S.p.A.

Trade payables to affiliated companies comprise charges for the cost of a sponsoring by Medusa S.p.A. and for the services provided by the affiliates, particularly Alba Servizi S.p.A.

Trade payables to the parent company consist of charges for provision of services by Fininvest S.p.A.

The fair value of the payables is considered close to the carrying value.

10.3 Provision for risks and charges

The breakdown and changes in this provision are as follows:

	Initial balance as of 01/01/2006	Provisions	Utilization	Financial charges	Reclassifications	Adjustments	Final balance as of 31/12/2006
Fund provision for future risks	156	-	(116)	1	116	-	157
Fund provision for employee contract renewals	226	-	(226)	-	-	-	-
Fund provision for penalties and disputes	41	109	-	-	-	(1)	149
Total	**423**	**109**	**(342)**	**1**	**116**	**0**	**306**

The decrease of EUR 117 thousand from the previous period comprises the following:

- allocations for EUR 58 thousand for contract penalties and EUR 50 thousand for potential penalties and disputes due to the greater number of television showings than allowed by television rights.
- uses amounting to EUR 342 thousand: one significant item was the use of the provision for renewing the Company Supplementary contract for EUR 226 thousand.
- reclassifications for EUR 116 thousand that relate to the non-current future risk provision for the previous period.

10.4 Tax payables

Below are the details of this item:

	31/12/2006	31/12/2005
Tax payables for IRES from tax consolidation	-	1,788
Withholdings on employee wages and salaries	746	720
Withholdings on freelance staff fees	196	212
Withholdings on foreign payments	-	2
Tax payables for IRAP	537	-
VAT Group	11,525	-
Revenue for VAT	1,520	289
Adjustments	(1)	-
Total	**14,523**	**3,011**

Below are details of the main items under this heading:

Group VAT

This item refers to the VAT payable for the month of December 2006, managed within the Group VAT system (mainly relating to the subsidiary R.T.I. S.p.A.).

Taxation Authorities for VAT

This item refers to non-deductible VAT due to the effect of the pro-rata variation in compliance with Article 19 (ii) of the Presidential Decree 633/72 amounting to EUR 1,217 thousand, and for the adjustment to the VAT deduction on depreciable assets, made necessary because the variation in the pro-rata was higher than 10 percentage points more than in the last period, amounting to EUR 303 thousand.

10.5 Inter-company financial payables

This item refers to current account transactions with subsidiary, affiliated companies and joint-ventures.

The terms for granting inter-company finance have already been described in the asset section at point 5.5 on *inter-company financial receivables.*

Inter-company financial payables to subsidiary companies

	31/12/2006	31/12/2005
Videotime S.p.A	41,177	15,286
Boing S.p.A.	1,914	4,812
Media Shopping S.p.A.	33,510	84,734
Publitalia'80 S.p.A.	230,735	216,269
Promoservice Italia S.p.A.	5,663	1,474
Elettronica Industriale S.p.A.	-	81,449
Adjustments	(1)	-
Total	**312,998**	**404,024**

Inter-company financial payables to affiliated companies and joint-ventures

	31/12/2006	31/12/2005
Fascino Prod. Gest. Teatro S.r.l.	2,618	-
Total	**2,618**	**-**

10.6 Other financial liabilities

	31/12/2006	31/12/2005
Third party forward derivatives	5,051	974
Third party option derivatives	1,005	825
Share option derivatives	-	349
Subsidiary forward derivatives	545	9,938
Subsidiary option derivatives	351	4,627
Third party liabilities for advances on Equity Swap	-	3,200
Third party IRS derivatives	-	955
Other short term financial payables	1,000,000	-
Adjustments	1	-
Total	**1,006,953**	**20,868**

The item *Other financial short-term payables*, amounting to EUR 1,000,000 thousand, entirely relates to the inter-company loan signed on December 14th, 2006 with the subsidiary Mediaset Investment S.a.r.l. at the following terms:

- the reference rate for calculating interest is 3-month/365 Euribor plus 100 basis points
- the quarterly payment of interest is due on the following dates: March 15th, June 15th, September 14th and December 14th;
- the capital can be repaid, wholly or in part, at any moment;
- this loan expires on December 14th, 2007.

The remaining EUR 6,953 thousand relates to the negative fair value of derivatives on exchange rates.

10.7 Other current liabilities

	31/12/2006	31/12/2005
Due to employees for wages and salaries, accrued holiday pay and expenses	1,292	2,857
Due to insurance companies	1	105
Due to Shareholders for dividends	112	105
Due to Social Security institutions	901	808
Due to Directors	258	403
Due to Statutory Auditors	226	-
Other liabilities due to third parties	692	872
Other liabilities due to subsidiairies	73,415	275,201
Accruals	3,676	175
Deferred income	-	-
Adjustments	-	(1)
Total	**80,573**	**280,525**

Other payables to subsidiary companies

This item consists of the debt for IRES (corporate tax) from the consolidated tax system, amounting to EUR 49,450 thousand, to the subsidiary companies included in the Group tax system applying the Agreement for the exercise of the option for the National Consolidation taxation regime. It also includes the VAT payable transferred from the subsidiaries to Mediaset S.p.A. as part of the Group VAT management (mainly relating to the subsidiaries R.T.I. S.p.A. and Publitalia '80 S.p.A.), for EUR 23,965 thousand.

Accruals

This item mainly refers to accruals for interest on the loan granted by Mediaset Investment S.a.r.l. for EUR 2,201 thousand, and also the accruals for interest on the loan issued by Interbanca for EUR 878 thousand.

Due to social security institutions

This item consists of amounts payable to social security institutions for employee and employer contributions on December wages and salaries. It amounts to EUR 901 thousand (EUR 808 thousand at December 31st, 2005).

Details are as follows:

	31/12/2006	31/12/2005
Inps	363	341
Inail	3	1
Enpals	352	328
Inpdai/Inpgi	40	38
Fasi/Fasdac	2	1
Fpdac	135	94
Casagit	6	5
Total	**901**	**808**

Below is the table showing the breakdown of payables by geographic area.

	Italy	UE countries	Europe	North America	Other countries	Total
Payables due to banks	611,000	-	-	-	-	611,000
Payables due to suppliers	4,458	1,190	9	414	16	6,087
Trade payables due to subsidiaries	616	2	-	-	-	618
Trade payables due to affiliated companies	636	44	-	-	-	680
Trade payables due to holding companies	43	-	-	-	-	43
Tax payables	14,523	-	-	-	-	14,523
Intercompany financial payables	315,616	-	-	-	-	315,616
Other financial payables	2,515	1,004,175	-	262	-	1,006,953
Other current liabilities	76,897	-	-	-	-	76,897
Total	**1,026,304**	**1,005,411**	**9**	**676**	**16**	**2,032,417**

(EUR thousands)

12. Revenues

12.1 Revenues from sales and services

Also in the year under investigation Mediaset S.p.A. signed a one-year agreement with the subsidiary company R.T.I. S.p.A. in view of renting its rights library for an amount of EUR 30,000 thousand (EUR 55,000 thousand in 2005). The decrease is due to the fact that Mediaset S.p.A.'s library is no longer developed and its qualitative and quantitative composition was further reduced during 2006; in any case no value loss is recorded.

Revenues are analysed in the following table:

	2006	2005
Sponsorships	2	2
Sales of goods and products	10	12
TV productions and co-productions	-	5
Programme lease	30,000	55,000
Use of TV rights	1,346	1,376
Other services	3,829	3,580
Leasing and rental	4	4
Sales commissions	1,639	847
Out of period income from sales and services	27	138
Adjustments	(1)	(1)
Total	**36,856**	**60,963**

Other services

This item mainly consists of the services offered by the Central Information and Communication Management to subsidiary companies for EUR 3,018 thousand.

Fees, commissions and royalties

This item mainly consists of commissions on guarantees and sureties granted to subsidiary companies for EUR 1,407 thousand.

This item may be analysed as follows:

	2006	2005
Revenues from sales of assets		
Sales of assets to Group companies	2	-
Sales of assets to third parties	35	149
Revenues from services		
Services to Group companies	36,759	60,072
Services to third parties	61	742
Adjustments	(1)	-
Total	**36,856**	**60,963**

The table below shows revenues in greater detail by geographical region:

	2006	2005
Italy	36,117	59,811
EU countries	600	837
Non-EU countries	117	218
North America	22	94
Other countries	-	3
Total	36,856	60,963

12.2 Other revenues and income

This item may be analysed as follows:

	2006	2005
Other revenues	3	3
Non-esixtent assets	630	254
Excess of funds	116	2,751
Other proceeds	1,021	6
Adjustments	-	(1)
Total	**1,770**	**3,013**

Surplus funds

This item entirely consists of funds released which had been previously provisioned for lawsuits.

Non-operating losses and reversal of liability items

This item mainly consists of the cancellation of contractual payables due to suppliers.

Other revenues

This item refers to the recovery of costs attributed to Fininvest S.p.A. for hedging loss and covering legal expense paid in the year, covered by the recognition agreement which was signed on December 19th, 2002, with reference to the Guarantee that the company granted to Mediaset S.p.A. and its subsidiary companies on June 6th, 1996 and that expired on December 31st, 2002.

13. Costs

13.1 Personnel expenses

The following table compares the number of employees at December 31st, 2005 and December 31st, 2006:

	Employees as of 31/12/2005	Employees as of 31/12/2006	Average year 2006
Managers	35	36	34
Middle managers	46	48	47
Office staff	137	135	136
Journalists	3	3	3
Total	**221**	**222**	**220**

The breakdown of personnel expenses is shown in the table below:

	2006	2005
Wages and salaries	15,636	19,723
Social security charges	4,375	4,971
Employee severance indemnity	557	506
Other personnel expenses	3,897	3,341
Ancillary personnel expenses	892	455
Out of period (income)/expenses on personnel expenses	(2)	(96)
Recovery on personnel expenses	(452)	(14)
Adjustments	1	1
Total	**24,904**	**28,887**

Personnel expenses for the year under investigation amount to EUR 24,904 thousand (EUR 28,887 thousand at December 31st, 2005). This decrease of EUR 3,983 is mainly attributable to the payment of a one-off amount during the previous year.

Other personnel expenses mainly include Stock Option Plan costs for the years 2004 and 2005 totalling EUR 1,116 thousand and remuneration to the Directors employed by the company for EUR 2,612 thousand.

13.5 Services

This item is broken down as follows:

	2006	2005
Maintenance and repairs	214	224
Transport and storage	154	181
Consultiants' fees and external staff	6,949	8,312
Utilities and logistics	378	408
Advertising, public relations and hospitality	2,078	1,276
Sales commissions	122	103
Insurance costs	447	485
Travel and expense accounts	2,473	2,995
Operation of Board of Directors abd Statutory Auditors	2,017	2,060
Directors' emoluments and expense accounts	902	721
Bank charges and commissions	1,278	1,865
Other services	803	885
Out of period (income)/expenses on services	61	244
Recovery on service expenses	(41)	(54)
Adjustments	1	1
Total	**17,836**	**19,706**

This item decreased by EUR 1,870 thousand mainly as a consequence of lower costs for consultants' fees and external staff that have more than offset greater costs for advertising resulting from sponsoring of events mainly attributed to the associated company Medusa Film S.p.A..

13.6 Leasing and rental

This item is made up as follows:

	2006	2005
Leases and rentals	2,580	2,202
Royalties	465	465
Out of period (income)/expenses on utilisation of third party assets	3	4
Recovery on utilisation of third party assets costs	(5)	(30)
Total	**3,043**	**2,641**

The *Rentals and leases* item is the cost paid for renting office space in Milan and Rome.

13.8 Sundry operating costs

This item is broken down as follows:

	2006	2005
Sundry tax charges	2,771	1,236
Decrease in value	2	4
Out-of-period expenses and non-existent liabilities	164	3
Other operating costs	1,690	1,923
Out of period (income)/expenses on sundry operating costs	(72)	(5)
Recovery on sundry operating costs	(14)	(13)
Total	**4,541**	**3,148**

This items increased by EUR 1,393 thousand over the previous year.

Other taxes is mainly represented by non-deductible VAT as a consequence of the pro-rata pursuant to article 19 (ii) of Presidential Decree no. 633/72 for EUR 1,217 thousand and by the adjustment of VAT deduction on depreciable assets which was necessary due to the pro-rata variation of over 10 percentage points compared to the previous year for an amount of EUR 303 thousand.

13.9 Amortisation, depreciation and write-downs

This item includes the amortisation/depreciation of intangible and tangible fixed assets.

	2006	2005
Depreciation of tangible assets	266	303
Amortisation of TV rights	19,186	36,882
Amortisation of intangible assets	371	964
Depreciation and write-downs of fixed assets	(2,745)	(6,509)
Adjustments	1	-
Total	**17,079**	**31,640**

Total amortisation, depreciation and write-downs decreased by EUR 18,326 thousand. More specifically, a EUR 17,696 thousand decrease was recorded concerning television rights, due to the progressive qualitative and quantitative reduction of the rights library.

The write-down of fixed assets includes amounts for restoring funds in excess relating to payments made for rights with start date to be defined for EUR 2,570 thousand. The allowance for doubtful debts referring to rights that have ended available showings, but haven't expired yet, was reduced by EUR 175 thousand to adapt it to the actual residual value of the rights it refers to.

15. Financial income and charges

15.1 Financial charges

	2006	2005
Interests due on Mediaset c/a tw subsidiaries	11,277	8,715
Interests due on Mediaset c/a tw affiliated companies and joint ventures	17	1
Interests due on current accounts	19	7
Interests due on short term loans	54,346	4,474
Interests due on IRS	293	7,649
Interests due on Lending	-	-
Interests due on IRR	10,109	6,695
Commissions on security trading	115	934
Losses on currency exchange	16,533	19,424
Losses on currency re-valuation	13,560	35,040
Other charges	693	3,869
Loss on securities	28	86
Out-of-period (income)/expenses on financial charges	(1)	-
Adjustments	(1)	-
Total	**106,988**	**86,894**

This item increased by EUR 20,094 mainly as a consequence of interest due on short-term borrowing.

Interest due on short-term borrowing

This item mainly consists of interest totalling EUR 36,497 thousand on short-term borrowing of EUR 970,000 signed with the subsidiary company Mediaset Investment S.a.r.l., redeemed on December 14th, 2006 and raised again on that same date for EUR 1,000,000 thousand. Furthermore, this item includes interest due on the loan raised with Interbanca for EUR 1,756 thousand and with Mediobanca for EUR 1,760 thousand.

IRR interest due

This item consists of interest due on borrowing calculated according to the amortized cost method and includes:

- EUR 5,365 thousand due to Mediobanca;
- EUR 2,122 thousand due to S. Paolo Imi;
- EUR 2,622 thousand due to the Pool.

Foreign exchange gains and losses

The total profit for the year referring to exchange differences recorded and from valuation amounts to – EUR 9 thousand (- EUR 4 thousand at December 31st, 2005) and is essentially the result of exchange rate hedging

transactions, that led to signing balanced trading agreements in favour of subsidiary companies. In compliance with IAS 39 these agreements cannot be described as hedging contracts and therefore their fair value change is booked in the income statement. Net profit from valuation of assets and liabilities in foreign currency for an amount of EUR 20 thousand has to be provisioned in a special reserve that cannot be distributed until it is realised.

15.2 Financial income

	2006	2005
Interests accrued on Mediaset c/a from subsidiaries	113,848	32,736
Interests accrued on Mediaset c/a from affiliated companies and joint ventures	56	50
Interests accrued on current accounts	1,210	886
Interests accrued on cash on hand	12	1,086
Proceeds from security trading	448	2,050
Proceeds from currency exchange	16,497	19,523
Proceeds from currency re-valuation	13,586	34,944
Other financial proceeds	4,442	21,543
Security re-valuation	27	(7)
Adjustments	-	1
Total	**150,126**	**112,812**

This item increased by EUR 37,314 thousand due to the considerable growth of interest receivable in the inter-company current account.

Other financial income includes EUR 3,200 thousand for income recorded after completing the TRS operation signed with a leading merchant bank.

15.3 Income / (charges) from equity investments

Dividends from subsidiary companies

This item includes the dividends paid out by subsidiary companies, totalling EUR 517,077 thousand, as detailed in the table below:

	2006	2005
Gestevision Telecinco S.A.	-	43,162
Mediaset Investment S.a.r.l.	-	80,000
R.T.I. - Reti Televisive Italiane S.p.A.	423,077	442,308
Publitalia '80 S.p.A.	94,000	85,000
Total dividends from subsidiaries	**517,077**	**650,470**
Capital gain from disposals of investments	-	-
Total	**517,077**	**650,470**

16. Income taxes for the year

	2006	2005
Fund provision for IRES		(15.367)
Charges/(proceeds) for IRES from tax consolidati	(11.119)	-
Fund provision for IRAP	2.572	1.615
Total current taxes	**(8.547)**	**(13.752)**
Fund provision for deferred tax liabilities	101	4.570
Utilization of the deferred tax liabilities fund	(4.965)	(2.598)
Total deferred tax liabilities	**(4.864)**	**1.972**
Utilization of credit from deferred tax assets	22.435	33.378
Deferred tax assets	(477)	(11.722)
Total deferred tax assets	**21.958**	**21.656**
Total	**8.547**	**9.876**

This item, equal to EUR 8,547 thousand (EUR 9,876 thousand at December 31st, 2005) refers to IRAP (regional tax) for EUR 2,572 thousand. Income for EUR 11,118 thousand is recorded as remuneration of the tax loss transferred by

the Company in tax consolidation. This item was adjusted through utilization of advanced and deferred taxes for the year equal to EUR 17,093 thousand, partially offset by provisions for advanced and deferred taxes for EUR 376 thousand.

Below is the reconciliation table between ordinary IRES rates and actual IRES rates:

	31/12/2006	31/12/2006
Ordinary applicable tax rate	**33.00%**	**33.00%**
Effect of increase (decrease) differences against ordinary tax rate		
Dividends	-32.14%	-32.67%
Permanent differences	0.26%	1.29%
Actual tax rates	**1.12%**	**1.62%**

Considering the different methods used for calculating IRAP, the figures referring to this tax were not taken into account, since this would have determined a comparison between dissimilar amounts.

19. Investment commitments and guarantees

Sureties given

These are sureties given for EUR 244,016 thousand (EUR 228,131 thousand at December 31st, 2005), of which EUR 243,273 thousand to subsidiary and affiliated companies and EUR 743 thousand to third parties. As for sureties given to subsidiary companies, mention should be made of the bank surety granted to Lega Nazionale Professionisti in the interest of the subsidiary company R.T.I. S.p.A. equal to EUR 110,824 thousand, as well as of the surety granted to the Ministry of Communications in the interest of the indirect subsidiary company Elettronica Industriale S.p.A. for EUR 21,593 thousand. Furthermore, it should be noted that during the year sureties were given in the interest of the subsidiary company R.T.I. S.p..A to Juventus F.C. S.p.A. for EUR 51,600 thousand, to F.C. Internazionale S.p.A. for EUR 23,400 thousand and to A.S. Roma S.p.A. for EUR 21,600 thousand.

Potential liabilities guaranteed by the parent company Fininvest S.p.A.

As stated in financial statements at December 31st, 2005, it should be noted that the guarantee issued on June 6th, 1996 by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2002.

Therefore, as already said, on December 19th, 2002 a joint recognition act was signed with the parent company in which Fininvest S.p.A. committed to grant a guarantee in favour of Mediaset S.p.A. and its subsidiary companies beyond expiration date, until no more consequences will be felt on the balance sheet and income statement due to the events covered by the guarantee and notified to Mediaset S.p.A. and its subsidiary companies by December 31st, 2002 and notified to Fininvest S.p.A. by January 31st, 2003.

The following events were covered by the guarantee in 2006:

- With regard to the expenses that have already been verified and recorded in financial statements at December 31st, 2006, Mediaset S.p.A. has requested compensation from Fininvest S.p.A. for expenses totalling EUR 676 thousand, of which EUR 18 thousand not yet received. The cases not yet defined total EUR 119 thousand

Contingencies

Mediaset S.p.A. directly co-operates with institutional partners to hedge foreign exchange risks for itself and its subsidiary companies.

The structure of the Mediaset Group shows how central commercial television operations are; this means that the Group needs to count on major international producers of films / sports events in order to purchase television rights (which are frequently stated in foreign currencies such as USD) and thus it is exposed to market risks arising from variations in exchange rates.

Financial derivative agreements are instruments used to reduce such risks, as explained below.

In the Mediaset Group, cash operations are substantially concentrated in Mediaset S.p.A. that works both in the Italian and foreign markets.

The Board of Directors of Mediaset S.p.A. provided the guidelines on the financial operations that require a definition by the Financial Division of the maximum exchange rate and interest rate risks that the company can take on and a list of the features of the players which can be considered as viable partners.

This item, totalling EUR 588,535 thousand (EUR 881,493 thousand at December 31st, 2005), refers to hedging foreign exchange risk on currency transactions.

It should finally be noted that the derivative contracts signed with third parties for exchange risk hedging must be considered as counterbalanced by those signed with the subsidiary company R.T.I. S.p.A..

More information

Furthermore, it should be noted that the agreements to hedge the interest rate changes (collar derivatives on interest rates) referring to medium-to-long term loans – signed in 2005 with variable rate and already referred to in the item *Non current payables and financial liabilities*, commit Mediaset S.p.A. to pay amounts at pre-established dates that are calculated on the difference between the 3.17% floor rate established in contracts and the variable market rate at the date of reference, should these be below this threshold. Conversely, the counterparties of these contracts undertake to pay Mediaset S.p.A. amounts, at the same pre-established dates, which are calculated on the difference between the 4.50% Cap rate and the market rate at the date of reference, should the market rate be below this threshold.

It should be noted that these contracts are submitted to efficiency tests that have provided positive results.

20. Reconciliation tables of parent company Mediaset S.p.A. showing the effects of transition to international accountings standards (IAS)

After the enforcement of th (EC) Regulation no. 1606/2002 issued by the European Parliament and the European Council in July 2002, starting from 2006 the companies whose shares are negotiated in a regulated market of the Member States of the European Union shall draft their financial statements in compliance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the EU.

The Mediaset Group adopted these standards in preparing its consolidated financial statements starting from January 1st, 2005.

Mediaset S.p.A. introduced them starting from January 1st, 2006.

This note provides the **reconciliations** and the relative explanatory notes **envisaged by IFRS 1** –First time adoption of IFRS – of shareholders' equity and profit for the year according to the previous standards (Italian accounting standards) and the new standards:

- at the date of January 1st, 2005, corresponding to the first year compared;
- for the previous period presented for comparative purposes, that is, December 31st, 2005.

Mediaset S.p.A. entrusted the task of auditing its preliminary IFRS reconciliation tables at January 1st, 2005 and December 31st, 2005 to the auditing company Deloitte & Touche S.p.A.

Reconciliations required by IFRS 1

As required by IFRS 1, at the transition date to the new standards (January 1st, 2005) a balance sheet was drafted where:

- all and only the assets and liabilities were calculated that can be recorded in the financial statements under the new standards;
- assets and liabilities were valued for the amounts that would have been calculated if the new standards had been applied retrospectively;
- items were reclassified, that were previously entered in the financial statements according to accounting approaches that are different from those envisaged by the IFRS.

The effect of the adjustment to the new standards on the opening balances of assets and liabilities was recorded in shareholders' equity, in a specific reserve of profits carried forward net of the tax effect from time to time shown in the provision for deferred taxation or in the assets for advance paid taxes.

At the first time adoption, the new drafting of the balance sheet at the transition date to the new standards required some preliminary choices among the **voluntary exemptions envisaged by IFRS 1.**

The main options adopted by Mediaset S.p.A. regarded:

- business combination transactions carried out before the transition date were not retrospectively revised, that is, the current value of assets and liabilities at the acquisition date by Mediaset S.p.A. was not restated;
- historical cost (as an alternative to the *fair value*) was kept as the valuation criterion for tangible and intangible assets after the initial recording.

Effects of IFRS adoption on the Balance Sheet situation at January 1st, 2005

Below is a summary table of the Balance Sheet at the transition date reclassified according to the criterion of the distinction of "*current and non current*" assets and liabilities.

Balance sheet at January 1st, 2005	According to Italian standards	Reclassifications	IAS/IFRS adjustments	Effects of transaction to IAS/IFRS	IAS/IFRS
Property, plant and equipment	5,509		147	147	5,656
Television rights	77,363		-	-	77,363
Other intangible assets	994		(64)	(64)	930
Investments	1,302,754		5,829	5,829	1,308,583
Other financial assets	109,265		32	32	109,297
Deferred tax assets	82,808	682	2,479	3,161	85,969
NON CURRENT ASSETS	**1,578,693**	**682**	**8,423**	**9,105**	**1,587,798**
Non current assets held for sale	-	-	-	-	-
Inventories	-	-	-	-	-
Trade receivables	34,121		-	-	34,121
Other receivables and current assets	77,181		(12,424)	(12,424)	64,757
Intercompany financial receivables	877,919		-	-	877,919
Other financial assets	89,306	(17,273)	9,486	(7,787)	81,519
Cash and cash equivalents	43,407		-	-	43,407
CURRENT ASSETS	**1,121,934**	**(17,273)**	**(2,938)**	**(20,211)**	**1,101,723**
TOTAL ASSETS	**2,700,627**	**(16,591)**	**5,485**	**(11,106)**	**2,689,521**
Share capital	614,238	-	-	-	614,238
Share premium reserve	739,744		-	-	739,744
Other reserves	120,307		1,660	1,660	121,967
Revaluation reserves	-		3,597	3,597	3,597
Treasury shares	-	(17,273)	(314)	(17,587)	(17,587)
Retained profits	-		(1,466)	(1,466)	(1,466)
Profit/(loss) carried forward (including FTA)	-		9,408	9,408	9,408
Retained earnings	401,914		-	-	401,914
Profit/(loss) for the year	-		-	-	-
SHAREHOLDERS EQUITY	**1,876,203**	**(17,273)**	**12,885**	**(4,388)**	**1,871,815**
Employee severance indemnity	5,065	-	267	267	5,332
Deferred tax liabilities	-	682	3,031	3,713	3,713
Payables and non current financial liabilities	300,000		(650)	(650)	299,350
Fund for risks and charges	47,949		(7,748)	(7,748)	40,201
NON CURRENT LIABILITIES	**353,014**	**682**	**(5,100)**	**(4,418)**	**348,596**
Non current liabilities held for sale	-	-	-	-	-
Payables due to banks	97,859	-	-	-	97,859
Payables due to suppliers	9,225		-	-	9,225
Intercompany financial payables	298,961		-	-	298,961
Other financial liabilities	14,241		12,538	12,538	26,779
Other current liabilities	51,124		(14,838)	(14,838)	36,286
CURRENT LIABILITIES	**471,410**	**-**	**(2,300)**	**(2,300)**	**469,110**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,700,627**	**(16,591)**	**5,485**	**(11,106)**	**2,689,521**

The main reclassifications were the recording of treasury shares to reduce shareholders' equity by reversing this amount from other financial assets and the separate posting of assets for advance paid taxes and liabilities for deferred taxes.

The following table shows the main natures of the adjustments that were made:

Balance sheet at January 1st, 2005	According to Italian standards	1 Reclassifications	2 IAS 16 Property, plant and equipment	3 IAS 38 Inatngible assets	4 IAS 18 Revenues	5 IAS 19 Employment benefits	6 IAS 37 Fund for risks	7 IAS 1 Treasury shares	8 IFRS 2 Stock options	9 IAS 39 Financial Instruments	Effects of transaction to IAS/IFRS	IAS/IFRS
Property, plant and equipment	5,509		147							-	147	5,656
Television rights	77,363									-	-	77,363
Other intangible assets	994			(64)						-	(64)	930
Investments	1,302,754								5,829	-	5,829	1,308,583
Other financial assets	109,265									32	32	109,297
Deferred tax assets	82,808	682		24		514	(363)	(120)		2,424	3,161	85,969
NON CURRENT ASSETS	1,578,693	682	147	(40)	-	514	(363)	(120)	5,829	2,456	9,105	1,587,798
Non current assets held for sale	-	-									-	-
Inventories	-	-								-	-	-
Trade receivables	34,121									-	-	34,121
Other receivables and current assets	77,181									(12,424)	(12,424)	64,757
Intercompany financial receivables	877,919									-	-	877,919
Other financial assets	89,306	(17,273)								9,486	(7,787)	81,519
Cash and cash equivalents	43,407									-	-	43,407
CURRENT ASSETS	1,121,934	(17,273)	-	-	-	-	-	-	-	(2,938)	(20,211)	1,101,723
TOTAL ASSETS	2,700,627	(16,591)	147	(40)	-	514	(363)	(120)	5,829	(482)	(11,106)	2,689,521
Share capital	614,238	-								-	-	614,238
Share premium reserve	739,744									-	-	739,744
Other reserves	120,307							1,660		-	1,660	121,967
Revaluation reserves	-								7,417	(3,820)	3,597	3,597
Treasury shares	-	(17,273)						(314)		-	(17,587)	(17,587)
Retained profits								(1,466)		-	(1,466)	(1,466)
Profit/(loss) carried forward (including FTA)	-		91	(40)	1,913	(1,043)	7,385		(1,588)	2,690	9,408	9,408
Retained earnings	401,914										-	401,914
Profit/(loss) for the year										-	-	-
SHAREHOLDERS EQUITY	1,876,203	(17,273)	91	(40)	1,913	(1,043)	7,385	(120)	5,829	(1,130)	(4,388)	1,871,815
Employee severance indemnity	5,065	-				267				-	267	5,332
Deferred tax liabilities	-	682	56		1,184	70				1,721	3,713	3,713
Payables and non current financial liabilities	300,000									(650)	(650)	299,350
Fund for risks and charges	47,949						(7,748)			-	(7,748)	40,201
NON CURRENT LIABILITIES	353,014	682	56	-	1,184	337	(7,748)	-	-	1,071	(4,418)	348,596
Non current liabilities held for sale	-	-									-	-
Payables due to banks	97,859	-								-	-	97,859
Payables due to suppliers	9,225									-	-	9,225
Intercompany financial payables	298,961									-	-	298,961
Other financial liabilities	14,241									12,538	12,538	26,779
Other current liabilities	51,124				(3,097)	1,220				(12,961)	(14,838)	36,286
CURRENT LIABILITIES	471,410	-	-	-	(3,097)	1,220	-	-	-	(423)	(2,300)	469,110
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,700,627	(16,591)	147	(40)	-	514	(363)	(120)	5,829	(482)	(11,106)	2,689,521

The following table and the subsequent explanatory notes summarise the main changes (expressed net of tax effects, if calculated) that occurred on the transition date on Mediaset S.p.A.'s shareholders' equity, referring by number and type to the adjustments that had already been highlighted in the previous table.

Table of reconcilment of Sharesholders' Net Equity as of January 1, 2005

Shareholders' net equity according to Italian national accounting standards	**1.876.203**
1 . Reclassifications	(17.273)
2 . Tangible fixed assets	91
3 . Intangible fixed assets	(40)
4 . Different criteria for the identification of revenues	1.913
5 . Employments benefits - (employee severance indemnity)	(1.043)
6 . Discounting of payables and provisions for medium and long term risks	7.385
7 . Treasury shares	(120)
8 . Share-based payments - Stock Option Plans	5.829
9 . Financial instruments	(1.130)
Shareholders' net equity as of January 1, 2005 as per IAS/ IFRS	**1.871.815**

1. **Reclassifications (IAS 1)**: treasury bonds previously entered under current assets are reclassified.
2. **Tangible assets (IAS 16)**: the value of the land that had originally been purchased together with the building was recalculated. This had a net positive effect totalling 91 thousand relating to the depreciation it had previously accumulated.
3. **Intangible assets (IAS 38)**: some types of long-term costs, including brands, can no longer be recognised; net accounting values at the transition date have therefore been reversed with a equivalent value of results carried forward;
4. **Revenue recognition (IAS 18)**: Revenues from the sale of rights limited in time cannot be deferred along the duration of the licence of use, but are recognised at the moment of selling; at the transition date revenues deferred to that date are recognised in the opening shareholders' equity, thus reversing them from deferred assets.
5. **Employee defined benefit plans (IAS 19)**: as far as post-employment benefits are concerned, the new calculation of the liability due to employees according to defined benefit plans through the actuarial method determined a negative effect on profit carried forward for EUR 179 thousand. As for current benefits, the different time accruals criterion of some items in personnel expenses determined a net negative impact on profits carried forward for EUR 864 thousand.
6. **Discounting of payables and provisions for medium- to long-term risks (IAS 37/38)**: The amounts previously provisioned were reversed from provisions for future risks for an amount totalling EUR 7,352 thousand to hedge the possible loss in uncovered Employee Stock Option Plans referring to the 2003 – 2004 period. Discounting liabilities for risks with estimated financial outlays after more than one year determined higher profits carried forwards for EUR 33 thousand.
7. **Treasury shares:** the write-down of treasury shares was reversed.
8. **Share based payments - Stock Options (IFRS 2)**: the Stock Option Plans granted in 2003 and 2004 not yet accrued on January 1st, 2005 were accounted for at the transition date, by determining the *fair value* of the rights granted at the grant date. The cost calculated this way was allocated for Mediaset S.p.A.'s employees over the vesting period (2003-2005 for the plan granted in 2003 and 2003-2006 for the plan granted in 2004), when "non market" conditions have to be met to allow the exercise of the option rights (company performance and employee loyalty). This led to a change in the result carried forward of EUR – 1,588 thousand. The cost of an "*equity settled*" plan for the employees of the company Mediaset S.p.A. has its counterbalance in a specific reserve in shareholders' equity. As for the value of the above Stock Option Plans referring to the employees of subsidiary companies, equal to EUR 5,829 thousand, we increased the value of equity investments counterbalancing it with an increase in the corresponding valuation reserve.
9. **Financial instruments (IAS 39)**: The negative change in shareholders' equity of EUR 1,130 thousand was attributed to the following:
   - a provision for hedging future flows was created that includes a negative amount for EUR 3,842 thousand from *Interest rate swap* since this successfully passed the efficiency test for hedging the interest rate risk in the 5-year variable rate loan for EUR 300,000 thousand held by Mediaset S.p.A.;

- a provision for positive valuation was created totalling EUR 22 thousand that includes the increased evaluation of financial assets classified as *available for sale* for which IAS 39 makes it possible to book both positive or negative changes if their *fair value* can be reliably calculated;
- profits carried forward decreased by EUR 77 thousand due to the different principle used for calculating financial charges for medium-term borrowing. Their value was recalculated based on the method of their actual interest rate (amortised cost).
- the addition of profits carried forward totalling EUR 2,224 thousand as a result of the revaluation of financial assets and derivatives on stocks held for trading purposes (call option on Telecom Italia shares) that, in the financial statements prepared according to Italian accounting standards, had been recorded at the lower amount between cost and market value;
- profits carried forward increased by EUR 549 thousand for the valuation at fair value of equity swaps on treasury shares held in portfolio.

It should be noted that the effects on the result carried forward (net of deferred taxes) resulting from the different calculation and valuation criteria of assets and liabilities amount to EUR 9,409 thousand; the effect of some adjustments found a counterbalance in other reserves of shareholders' equity for EUR 1,660 thousand.

2005 Income Statement

Below is the reconciliation of 2005 Income Statement:

Income statement 2005	According to Italian standards	Reclassifications	IAS/IFRS Adjustments	Effects of transaction to IAS/IFRS	IAS/IFRS
Revenues from sales annd services	61,303	138	(478)	(340)	60,963
Other revenues and proceeds	11,595	(8,583)	-	(8,583)	3,012
TOTAL REVENUES	**72,898**	**(8,445)**	**(478)**	**(8,923)**	**63,975**
Personnel expenses	26,931	1,890	65	1,955	28,886
Purchases, services and other costs	29,634	(3,582)	(13)	(3,595)	26,039
Amortisation and depreciation	38,258	(6,509)	(109)	(6,618)	31,640
TOTAL COSTS	**94,823**	**(8,201)**	**(57)**	**(8,258)**	**86,565**
Gains/(losses) from disposal of equity investments	851,050	-	(851,050)	(851,050)	-
EBIT	**829,125**	**(244)**	**(851,471)**	**(851,715)**	**(22,590)**
Financial losses	(107,136)		20,241	20,241	(86,895)
Fiancial income	112,219		594	594	112,813
Extraordinary income/(charges)	(244)	244	-	244	-
Proceeds/(charges) from equity investments	601,646		-	-	601,646
EBT	**1,435,610**	**-**	**(830,636)**	**(830,636)**	**604,974**
Income taxes for the year:			-	-	-
- current taxex	11,524		-	-	11,524
- deferred taxes	12,308		(13,956)	(13,956)	(1,648)
NET PROFIT FOR THE YEAR	**1,411,778**	**-**	**(816,680)**	**(816,680)**	**595,098**

The main reclassifications were made in order to present on the single lines of the income statement positive and negative elements calculated as extraordinary income and charges according to the previous accounting standards, to show some types of cost recovery as a direct deduction to personnel expenses and operating costs and to reclassify some charges previously recorded under costs for services under other personnel expenses.

As a consequence of the adjustments made and analysed in the following tables, the following should be considered:

- ***Revenues*** decreased from EUR 72,898 down to EUR 63,975 thousand;
- **EBIT** went from EUR 829,125 to EUR –22,590 thousand due to the cancellation of the inter-company capital gains from the disposal of the equity investment held in Gestevision Telecinco S.A. which is now recorded in shareholders' equity, since this operation is booked based on the value continuity principle;
- ***Pre-tax result*** went from EUR 1,435,610 down to EUR 604,974 thousand due to the cancellation of overall financial charges totalling EUR 20,241 thousand, mainly attributable to the write-down of treasury shares for buybacks and 2002/2003 Stock Option Plans and to the increase in financial income of EUR 594 thousand due to the cancellation of the use of funds on Stock Options and the different valuation of derivatives as well as the already mentioned cancellation of the capital gains resulting from the disposal of the equity investment in Gestevision Telecinco S.A.;
- **Net profit**, that decreased from EUR 1,411,778 to EUR 595,098 thousand, was also impacted by the decrease in taxes due to the operations described above.

The following table shows the main natures of reclassifications and adjustments made:

Income statement 2005	According to Italian standards	1 Reclassifications	2 IAS 16 Property, plant and equipment	3 IAS 38 Inatngible assets	4 IAS 18 Revenues	5 IAS 19 Employment benefits	6 IAS 37 Fund for risks	7 IAS 1 Treasury shares	8 IFRS 2 Stock options	9 IAS 8 Disposals of investments	10 IAS 39 Financial instruments	Effects of transaction to IAS/IFRS	IAS/IFRS
Revenues from sales annd services	61,303	138			(478)						-	(340)	60,963
Other revenues and proceeds	11,595	(8,583)									-	(8,583)	3,012
TOTAL REVENUES	**72,898**	**(8,445)**	-	-	**(478)**	-	-	-	-	-	-	**(8,923)**	**63,975**
Personnel expenses	26,931	1,890				(1,565)			1,630		-	1,955	28,886
Purchases, services and other costs	29,634	(3,582)		5			(1)				(17)	(3,595)	26,039
Amortisation and depreciation	38,258	(6,509)	(98)	(11)							-	(6,618)	31,640
TOTAL COSTS	**94,823**	**(8,201)**	**(98)**	**(6)**	-	**(1,565)**	**(1)**	-	**1,630**	-	**(17)**	**(8,258)**	**86,565**
Gains/(losses) from disposal of equity investments	851,050	-								(851,050)	-	(851,050)	-
EBIT	**829,125**	**(244)**	**98**	**6**	**(478)**	**1,565**	**1**	-	**(1,630)**	**(851,050)**	**17**	**(851,715)**	**(22,590)**
Financial losses	(107,136)					(153)	(28)	23,090			(2,668)	20,241	(86,895)
Fiancial income	112,219						(7,678)	(1,263)			9,535	594	112,813
Extraordinary income/(charges)	(244)	244									-	244	-
Proceeds/(charges) from equity investments	601,646										-	-	601,646
EBT	**1,435,610**	-	**98**	**6**	**(478)**	**1,412**	**(7,705)**	**21,827**	**(1,630)**	**(851,050)**	**6,884**	**(830,636)**	**604,974**
Income taxes for the year:											-	-	-
- current taxex	11,524										-	-	11,524
- deferred taxes	12,308		37	2	(183)	466	(354)	8,704		(25,276)	2,648	(13,956)	(1,648)
NET PROFIT FOR THE YEAR	**1,411,778**	-	**61**	**4**	**(295)**	**946**	**(7,351)**	**13,123**	**(1,630)**	**(825,774)**	**4,236**	**(816,680)**	**595,098**

The following table and subsequent explanatory notes summarise the main changes which occurred at the transition date on net profit for the year, referring by number and type to the adjustments that were already highlighted in the table above.

Table of reconcilment of Net Profit for 2005 fiscal year	
Net profit according to Italian national accounting standards	**1,411,778**
1 . Reclassifications	-
2 . Tangible fixed assets	61
3 . Intangible fixed assets	4
4 . Different criteria for the identification of revenues	(295)
5 . Share-based payments	946
6 . Debt discounting back and long term risk provision	(7,351)
7 . Treasury shares	13,123
8 . Share-based payments - Stock Option Plans	(1,630)
9 . Disposals of equity investments	(825,774)
10 . Financial instruments	4,236
Total adjustments to IAS/IFRS	**(816,680)**
Net result according to IAS/IFRS	**595,098**

Below the main changes which occurred in the main items of 2005 income statement are set up, referring by number and type to the adjustments previously specified:

Revenues

1. **Reclassifications (IAS 1)**: utilisation of provisions for EUR 6.509 thousand are reclassified and cost recoveries for EUR 1,906 thousand are shown as direct cost deduction.

4. **Different criterion for revenue recognition (IAS 18)**: revenues from limited sales of rights are recognised at the moment of the sale and not spread over the entire term of the licence period, with EUR 295 thousand negative effect.

Personnel expenses

1. **Reclassifications (IAS 1)**: EUR 231 thousand regarding the recharge of personnel expenses previously entered under other income is reclassified, as direct deduction to the other personnel expenses. Among personnel expenses, also canteen costs and the emoluments of directors belonging to the Group companies are reclassified for a total amount of EUR 2,094 thousand.

5. **Employee defined benefit plans (IAS 19)**: the difference with the provisions for employee defined benefit plans according to statutory criteria of the quota accrued by the employee during the year (a quota which is known as the "*current service cost*"), based on recalculation using the actuarial method for defined benefit plans, decreased costs by EUR 275 thousand with respect to current profits; the different time recognition of some elements of personnel expenses determined a negative impact totalling EUR 1,289 thousand.

8. **Shared based payments - Stock Options (IFRS 2)**: the *fair value* of the granted rights that are meant to be accrued at the end of the *vesting period* is allocated pro-rata temporis from the year of the grant until the end of the accrual period. The operating cost for 2005 was therefore calculated equal to EUR 1,630 thousand regarding the granted Stock Option Plans in 2003, 2004 and 2005.

Operating costs

1. **Reclassifications (IAS I)**: these operating costs were reclassified under extraordinary operating costs that can no longer be recorded as independent items for an amount of EUR 196 and reclassified to directly deduce the costs of services for EUR 1,675 thousand related to cost recovery for sub-rental, new debt recorded under the parent company for charges covered by guarantee and emoluments to directors of the Group companies and other personnel expenses totalling EUR 2,094 thousand

2. **Costs which cannot be capitalised (IAS 38)**: Long-term costs for EUR 4 thousand paid during the year were recorded in income statement.

Amortisation, depreciation and write-downs

2. **Property, land and equipment (IAS 16)**: Depreciation on the building was reversed for EUR 61 thousand.

Capital gains(losses) from sale of equity investments

9. **Sale of equity investments**: these are the tax free capital gains resulting from the inter-company sale of equity investments in Gestevision Telcinco S.A.. Since this was an operation *under common control*, it was recorded according to the value continuity principle.

Financial charges/income

5. **Employee defined benefit plans (IAS 19)**: notional financial charges (or interest costs) were recorded based on the actuarial method of calculation for defined benefit plans for an amount of EUR 153 thousand.

6. **Discounting of payables and provisions for medium- to long-term risk (IAS 37/38)**: the discounting of provisions for risks produced financial charges for EUR 28 thousand; furthermore, the provisions for risks referring to uncovered Employee Stock Option Plans for 2003, 2004 and 2005 were reversed.

7. **Treasury shares**: the profits generated by the sale and purchase of treasury shares were reversed since they can no longer be booked in the income statement, but in shareholders' equity and liabilities, and the write-down of treasury shares was cancelled.

10. **Financial instruments:** the net positive change equal to EUR 6,884 thousand recorded in financial charges/income was mainly due to the revaluation of financial assets held to hedge medium- and long-term financial debt (Pool) or for negotiation purposes that, in the financial statements prepared according to Italian accounting standards, were booked at the lower amount between cost and market value.

Balance sheet at December 31st, 2005

Here follows the reconciliation of the Balance Sheet at December 31st, 2005, after adjustments made at the transition date and adjustments made to the income statement of the year, as already commented.

Balance sheet at December 31st, 2005	According to Italian standards	Reclassifications	IAS/IFRS Adjustmants	Effects of transaction to IAS/IFRS	IAS/IFRS
Property, plant and equipment	5,215		245	245	5,460
Television rights	47,288		-	-	47,288
Other intangible assets	572		(58)	(58)	514
Investments	1,605,394		10,794	10,794	1,616,188
Other financial assets	134,367		134	134	134,501
Deferred tax assets	70,501	251	(8,247)	(7,996)	62,505
NON CURRENT ASSETS	**1,863,337**	**251**	**2,868**	**3,119**	**1,866,456**
Non current assets held for sale	-	-	-	-	-
Inventories			-	-	-
Trade receivables	6,113		-	-	6,113
Other receivables and current assets	290,344		(14,140)	(14,140)	276,204
Intercompany financial receivables	1,855,870		-	-	1,855,870
Other financial assets	432,239	(414,163)	21,828	(392,335)	39,904
Cash and cash equivalents	125,839		-	-	125,839
CURRENT ASSETS	**2,710,405**	**(414,163)**	**7,688**	**(406,475)**	**2,303,930**
TOTAL ASSETS	**4,573,742**	**(413,912)**	**10,556**	**(403,356)**	**4,170,386**
Share capital	614,238	-	-	-	614,238
Share premium reserve	275,237		-	-	275,237
Other reserves	537,932		827,922	827,922	1,365,854
Revaluation reserves	-		13,699	13,699	13,699
Treasury shares	-	(414,163)	(23,112)	(437,275)	(437,275)
Retained profits	-		(983)	(983)	(983)
Profit/(loss) carried forward (including FTA)	-		9,408	9,408	9,408
Profit/(loss) for the year	1,411,778		(816,680)	(816,680)	595,098
					-
SHAREHOLDERS EQUITY	**2,839,185**	**(414,163)**	**10,254**	**(403,909)**	**2,435,276**
Employee severance indemnity	5,410	-	456	456	5,866
Deferred tax liabilities		251	5,741	5,992	5,992
Payables and non current financial liabilities	235,000		(264)	(264)	234,736
Fund for risks and charges	37,533	(423)	(43)	(466)	37,067
NON CURRENT LIABILITIES	**277,943**	**(172)**	**5,890**	**5,718**	**283,661**
Non current liabilities held for sale	-	-	-	-	-
Payables due to banks	730,825	-	631	631	731,456
Payables due to suppliers	11,139		-	-	11,139
Fund for risks and charges		423	-	423	423
Intercompany financial payables	404,024		-	-	404,024
Other financial liabilities	9,995		10,874	10,874	20,869
Other cutrrent liabilities	300,631		(17,093)	(17,093)	283,538
CURRENT LIABILITIES	**1,456,614**	**423**	**(5,588)**	**(5,165)**	**1,451,449**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,573,742**	**(413,912)**	**10,556**	**(403,356)**	**4,170,386**

The table below shows details of the main types of adjustments:

Balance sheet at December 31st, 2005	According to Italian standards	1 Reclassifications	2 IAS 16 Property, plant and equipment	3 IAS 38 Inatngible assets	4 IAS 18 Revenues	5 IAS 19 Employment benefits	6 IAS 37 Fund for risks	7 IAS 1 Treasury shares	8 IFRS 2 Stock options	9 IAS 8 Disposals of investments	10 IAS 39 Financial instruments	Effects of transaction to IAS/IFRS	IAS/IFRS
Property, plant and equipment	5,215		245								-	245	5,460
Television rights	47,288										-	-	47,288
Other intangible assets	572			(58)							-	(58)	514
Investments	1,605,369								10,794		-	10,794	1,616,163
Other financial assets	134,392										134	134	134,526
Deferred tax assets	70,501	251		22		191	(9)	(8,824)			373	(7,996)	62,505
NON CURRENT ASSETS	**1,863,337**	**251**	**245**	**(36)**	**-**	**191**	**(9)**	**(8,824)**	**10,794**	**-**	**507**	**3,119**	**1,866,456**
Non current assets held for sale												-	-
Inventories											-	-	-
Trade receivables	6,113										-	-	6,113
Other receivables and current assets	290,344										(14,140)	(14,140)	276,204
Intercompany financial receivables	1,855,870										-	-	1,855,870
Other financial assets	432,239	(414,163)									21,828	(392,335)	39,904
Cash and cash equivalents	125,839										-	-	125,839
CURRENT ASSETS	**2,710,405**	**(414,163)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**7,688**	**(406,475)**	**2,303,930**
TOTAL ASSETS	**4,573,742**	**(413,912)**	**245**	**(36)**	**-**	**191**	**(9)**	**(8,824)**	**10,794**	**-**	**8,195**	**(403,356)**	**4,170,386**
Share capital	614,238	-	-								-	-	614,238
Share premium reserve	275,237										-	-	275,237
Other reserves	537,932							2,148		825,774	-	827,922	1,365,854
Revaluation reserves	-					(208)			14,012		(105)	13,699	13,699
Treasury shares	-	(414,163)						(23,112)			-	(437,275)	(437,275)
Retained profits	-							(983)			-	(983)	(983)
Profit/(loss) carried forward (including FTA)	-		91	(40)	1,913	(1,043)	7,385		(1,588)		2,690	9,408	9,408
Profit/(loss) for the year	1,411,778		61	4	(295)	946	(7,351)	13,123	(1,630)	(825,774)	4,236	(816,680)	595,098
SHAREHOLDERS EQUITY	**2,839,185**	**(414,163)**	**152**	**(36)**	**1,618**	**(305)**	**34**	**(8,824)**	**10,794**	**-**	**6,821**	**(403,909)**	**2,435,276**
Employee severance indemnity	5,410	-	-			456					-	456	5,866
Deferred tax liabilities	-	251	93		1,001	40					4,607	5,992	5,992
Payables and non current financial liabilities	235,000										(264)	(264)	234,736
Fund for risks and charges	37,533	(423)					(43)				-	(466)	37,067
NON CURRENT LIABILITIES	**277,943**	**(172)**	**93**	**-**	**1,001**	**496**	**(43)**	**-**	**-**	**-**	**4,343**	**5,718**	**283,661**
Non current liabilities held for sale	-	-	-									-	-
Payables due to banks	730,825	-	-								631	631	731,456
Payables due to suppliers	11,139										-	-	11,139
Fund for risks and charges		423									-	423	423
Intercompany financial payables	404,024										-	-	404,024
Other financial liabilities	9,995										10,874	10,874	20,869
Other current liabilities	300,631				(2,619)	-					(14,474)	(17,093)	283,538
CURRENT LIABILITIES	**1,456,614**	**423**	**-**	**-**	**(2,619)**	**-**	**-**	**-**	**-**	**-**	**(2,969)**	**(5,165)**	**1,451,449**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,573,742**	**(413,912)**	**245**	**(36)**	**-**	**191**	**(9)**	**(8,824)**	**10,794**	**-**	**8,195**	**(403,356)**	**4,170,386**

The table below summarises the changes occurred in 2005 shareholders' equity, referring by number and type to the adjustments already included in the previous table:

Table of reconcilment of Sharesholders' Net Equity as of December 31, 2005

Shareholders' net equity according to Italian national accounting standards	**2,839,185**
1 . Reclassifications	(414,163)
2 . Tangible fixed assets	152
3 . Intangible fixed assets	(36)
4 . Different criteria for the identification of revenues	1,618
5 . Employments benefits	(305)
6 . Discounting of payables and provisions for medium and long term risks	34
7 . Treasury shares	(8,824)
8 . Share-based payments - Stock Option Plans	10,794
9 . Disposals of investments	-
10 . Financial instruments	6,821
Shareholders' net equity as of January1, 2005 as per IAS/IFRS	**2,435,276**

For the Board of Directors

The Chairman

ATTACHED

Table of hedging derivatives as of December 31st, 2006

Type of transactions / Underlying	Interest rates and certificates of indebtedness			Capital securities and share indexes			Exchanges rates			Receivables			Other values		
	Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value	
		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.
Unlisted OTC derivatives															
Fiancial derivatives:															
- options vs. third parties															
CALL purchases							28,218	351	-						
PUT sales							28,218	-	1,005						
- options vs. Group															
PUT purchases							(28,218)	1,005							
CALL sales							(28,218)		351						
- forwards contracts vs. third parties															
USD purchases							234,505		4,442						
USD sales							3,003	-	66						
- forwards contracts vs. third parties															
GBP purchases							564	1	-						
GBP sales							-	-	-						
- forwards contracts vs. Group															
USD purchases							3,003	66	-						
USD sales							(234,025)	4,418	-						
- forwards contracts vs. Group															
GBP purchases							-	-	-						
GBP sales							(564)	-	1						
- collar on interest rates	210,000	828													
purchases															
sales															
- other															
purchases															
sales															
Total	210,000	828	-	-	-	-	6,486	5,841	5,865	-	-	-	-	-	-

Mediaset S.p.A.

Table of equity investments pursuant to article 125

of CONSOB Regulations no. 11971/1999 and subsequent modifications

(reference date: December 31st, 2006)

Company name	Country di appartenenza	Total owned stake %	Type of stake ownership %	Shareholder	Stake %
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Alba Adriatica S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
Aprok Imagen S.L.	Spain	40.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	40.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Pais Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I. S.p.A.	51.00%
Canal Factoria de Ficción S.A.	Spain	40.00%	indirectly owned	Gestevisión Telecinco S.A.	40.00%
Cinematext Media S.A.	Spain	60.00%	indirectly owned	Gestevisión Telecinco S.A.	60.00%
Cinematext Media Italia S.r.l.	Italy	100.00%	indirectly owned	Cinematext Media S.A.	100.00%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Emme Invest S.à.r.l.	Luxembourg	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Estudios Picasso Fabrica de Ficción SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Euromedia Luxembourg Two S.A. in liq.	Luxembourg	11.76%	indirectly owned	Mediaset Investment S.a.r.l.	11.76%
Europortal Jumpy España S.A.	Spain	50.00%	indirectly owned	Gestevision Telecinco S.A.	50.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	50.10%	indirectly owned	Mediaset Investimenti S.p.A.	50.10%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Hormigas Blancas Producciones S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
International Media Services Ltd.	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Kulteperalia S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
Mediaset Investment S.a.r.l.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investimenti S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Ireland Ltd. in liq.	Ireland	100.00%	directly owned	Mediaset S.p.A.	100.00%
Media Shopping S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
PressTV S.p.A.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Producciones Mandarina S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Promoservice Italia S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.U.	50.00%
Publiespaña S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Publieurope Ltd.	England	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Red de Television Digital Madrid S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Red de Television Digital Valencia S.A.	Spain	50.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	50.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Super Nueve Television S.A.	Spain	25.00%	indirectly owned	Gestevision Telecinco S.A.	25.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
Videotime S.p.A.	Italy	98.75%	indirectly owned	R.T.I. S.p.A.	98.75%

MEDIASET S.p.A.

2006 Annual Report

Reports of the Statutory Auditors
and External Auditors

MEDIASET S.p.A.

****

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING CALLED TO APPROVE THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006

(article 153 of D.Lgs. 58/98)

Dear Shareholders,

during the year we have performed the duties required by law, taking into account the code of conduct recommended by the National Councils of Professional Accountants and Bookkeepers.

In particular:

- We monitored compliance with the law, the company bylaws and the principles of correct administration;
- We attended the General Meetings, the Board of Directors' meetings and special preparatory meetings regarding the issues on the items on the agenda, as well as the meetings of the Executive Committee and the Committees within the Board of Directors, while the directors provided periodical information about operations, foreseeable developments and the transactions with the greatest impact on the income statement, balance sheet and financial position of the Company. We made sure that all the actions approved and implemented were not incautious or risky, that they did not involve any potential conflicts of interest and were neither in contrast to the resolutions passed by General Meetings nor such as to undermine the integrity of the Company's equity;
- We obtained knowledge of and monitored, to the extent of our

responsibilities, the adequacy of the Company's organisational structure. This involved direct observation, information gathering and discussions with the independent auditors Deloitte & Touche S.p.A. in order to exchange data and information. No aspects of importance emerged;

- We assessed and monitored the adequacy of the internal control system, of the activities performed by the people in charge of the internal control and accounting system and ensured that this system was reliable in that it properly reflected operations. This involved gathering information, reviewing company documents and analysing the results of the work performed by the independent auditors. We also held regular meetings with the head of the internal control department and obtained information about reviews performed at subsidiary companies. We also took part in the meetings of the Internal Control Committee;
- We monitored the actual methods of implementation of the corporate governance rules set forth in the Corporate Governance Code adopted by the company, also in compliance with the principles contained in the new Corporate Governance Code of Borsa Italiana S.p.A. (published March 2006). Specifically:
    - i) we checked that the verification criteria and procedures adopted by the Board of Directors to assess the independence of its members was correctly applied;
    - ii) we monitored the independence of the independent auditors;
    - iii) we verified the compliance of the statutory auditors with independence criteria;
- We examined the adequacy of the instructions issued to subsidiary

companies. These instructions enabled them to promptly provide the parent company with information enabling it to meet its legal obligations regarding communication;

- We checked that the statutory financial statements - presented for the first time according to international IAS/IFRS accounting principles - and the consolidated financial statements - already presented in 2005 according to said principles - as at December 31, 2006, and the Report on Operations were prepared and structured in accordance with the law. This was based on direct checks and on information provided by the external auditors.

During our review work as described above we did not come across any significant matters for censure or any omissions that would require being reported to external supervisory bodies to be mentioned in the present report.

In 2006, no relevant facts were communicated to us by the Monitoring and Control Body in charge of monitoring the efficacy, compliance and update of the organisation, management and control model under D.Lgs. 231/01.

Likewise the annual report of the Board of Directors on corporate governance did not mention any issues to be brought to your attention.

In accordance with the recommendations issued by CONSOB, the Board of Statutory Auditors states the following:

- No atypical and/or unusual transactions were observed with other Group companies or with related parties;
- The information provided by the Board of Directors, including transactions with other Group companies and related parties, are considered complete. More specifically, these operations are to be considered as connected to and regarding the fulfilment of corporate objectives. The characteristics and

the economic effects of such ordinary transactions are specified in the supplementary notes to the financial statements and are considered to be consistent with the interests of the Company. Furthermore, we have not identified any conflicts of interest or any transactions which could have a significant effect on the income statement, balance sheet or financial position of the company;

- in 2000 the company introduced the self-disciplinary code of the Corporate governance committee of companies listed by Borsa Italiana S.p.A. and has constantly reviewed said code in order to align it with current best practices, as described in the report of the Board of Directors;
- During the year:
  - the Board of statutory auditors held regular meetings and exchanged information with the independent auditors Deloitte & Touche S.p.A. Though we have not yet seen their audit report on the statutory and consolidated financial statements, we have every reason to believe that it will express a clean opinion;
  - the Board of Statutory Auditors expressed its opinion according to articles 2389, clause 3, of the Italian Civil code and did not express its opinion according to article 159 of Law Decree no. 58/98;
  - the Board of Directors met 8 times, the Executive Committee met 4 times and the Board of Statutory Auditors met 14 times;
  - besides auditing the statutory financial statements, the consolidated financial statements and the interim report, the company entrusted Deloitte & Touche SpA with verifications pursuant to signing the Tax Returns and Form 770 regarding fiscal 2005, for a fee of EUR 5,200;

- the company did not engage any party bound by ongoing relations with Deloitte Consulting SpA and forming part of the international network to which it belongs;
- the statutory auditors have not received any reports pursuant to article 2408 of the Italian civil code or representations.

Considering the above, to the extent of our responsibilities, the Board of Statutory Auditors has not found any reason against approving the financial statements at December 31, 2006, reporting profit for the year of EUR 522,435,315 and the proposal for the distribution of dividends drafted by the Board of Directors, also in consideration of available company reserves.

Cologno Monzese, Marchth 16, 2006

THE BOARD OF STATUTORY AUDITORS

(Dott. Achille Frattini, Chairman)

(Dott. Francesco Antonio Giampaolo)

(Prof. Riccardo Perotta)

Deloitte & Touche S.p.A.

20144 Milano
Italia

Tel: + 39 02 83322111
Fax: + 39 02 83322112

www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

**To the Shareholders of
MEDIASET S.p.A.**

1. 1.We have audited the financial statements of Mediaset S.p.A. (the Company), which comprise the balance sheet as at December 31, 2006, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. These financial statements represent Mediaset S.p.A.'s first annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree no.38/2005.

2. We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements present for comparative purposes the corresponding data for the year 2005 prepared in accordance with IFRS. In addition, the explanatory note "Reconciliation tables of parent company Mediaset S.p.A. showing the effects of transition to international accounting standards (IAS)" to the financial statements explains the effects of transition to IFRS as adopted by the European Union and includes the reconciliation statements required by IFRS 1, previously approved by the Board of Directors and published as an attachment to the Mediaset Group's Half year Report for the 1st Half 2006, which we have audited and on which we issued a special purpose auditors' report dated September 14 , 2006.

3. In our opinion, the financial statements present fairly the financial position of the Mediaset S.p.A. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in accordance with IFRS as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree n°38/2005.

DELOITTE & TOUCHE S.p.A.

Signed by
Riccardo Raffo
Partner

Milan, Italy
March 30, 2007

This report has been translated into the English language solely for the convenience of international readers.

END